As filed with the Securities and Exchange Commission on June 13, 2014

Securities Act File No. 333-176639

1940 Act File No. 811-21986

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-2

(Check appropriate box or boxes)

☒        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐                                                           Pre-effective Amendment No.

☒                                                         Post-effective Amendment No. 4

☒        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒                                                         Amendment No. 11

HATTERAS CORE ALTERNATIVES INSTITUTIONAL
FUND, L.P.

(Exact Name of Registrant as Specified in Charter)

8540 Colonnade Center Drive

Suite 401

Raleigh, North Carolina 27615

(Address of Principal Executive Offices)

(919) 846-2324

(Registrant’s Telephone Number)

David B. Perkins

8540 Colonnade Center Drive

Suite 401

Raleigh, North Carolina 27615

(Name and Address of Agent for Service)

Copy to:

Michael P. Malloy, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE

OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective:

☒  When declared effective pursuant to Section 8(c) under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

Hatteras Master Fund, L.P., as the Master Fund in which the Registrant invests substantially all of its assets, has also executed this Registration Statement.

Hatteras Core Alternatives Institutional Fund, L.P.

Cross Reference Sheet

Parts A and B

ITEM
NUMBER	CAPTION	LOCATION IN PROSPECTUS

1.	Outside Front Cover	Outside Front Cover Page
2.	Inside Front and Outside Back Cover Page	Inside Front and Outside Back Cover Page
3.	Fee Table and Synopsis	Fund Fees and Expenses; Fund Summary
4.	Financial Highlights	Financial Highlights
5.	Plan of Distribution	Fund Summary; Distribution Arrangements
6.	Selling Shareholders	Tender Offers/ Offers to Repurchase; Tender/ Repurchase Procedures
7.	Use of Proceeds	Use of Proceeds
8.	General Description of the Registrant	Outside Front Cover Page; Funds Summary; Investment Objective and Strategies
9.	Management	Management of the Funds; Boards of Directors and Officers (SAI)
10.	Capital Stock, Long-Term Debt, and Other Securities	Fund Summary; Purchase Terms; Summary of Amended and Restated Limited Partnership Agreements (SAI)
11.	Defaults and Arrears on Senior Securities	Not Applicable
12.	Legal Proceedings	Not Applicable
13.	Table of Contents of the Statement of Additional Information	Table of Contents of SAI
14.	Cover Page of SAI	Cover Page (SAI)
15.	Table of Contents of SAI	Table of Contents (SAI)
16.	General Information and History	Not Applicable
17.	Investment Objective and Policies	Funds Summary; Investment Objective and Strategies; Management of the Fund; Investment Policies and Practices (SAI)
18.	Management	Management of the Fund; Boards of Directors and Officers (SAI); Investment Management Services (SAI)
19.	Control Persons and Principal Holders of Securities	Boards of Directors and Officers (SAI)
20.	Investment Advisory and Other Services	Management of the Fund; Fund Summary; Investment Management Services (SAI); Fund Expenses; Custodians (SAI); Fund Servicing Fee (SAI)
21.	Portfolio Managers	Investment Management Services (SAI)
22.	Brokerage Allocation and Other Practices	Brokerage (SAI)
23.	Tax Status	Taxes; Certain Tax Considerations (SAI)
24.	Financial Statements	Financial Statements (SAI)

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO NOTIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION

HATTERAS CORE ALTERNATIVES INSTITUTIONAL FUND, L.P.

HATTERAS CORE ALTERNATIVES TEI INSTITUTIONAL FUND, L.P.

PROSPECTUS

[            ], 2014

LIMITED PARTNERSHIP UNITS

Hatteras Core Alternatives Institutional Fund, L.P. (the “Core Alternatives Institutional Fund”) and Hatteras Core Alternatives TEI Institutional Fund, L.P. (the “TEI Institutional Fund”) are Delaware limited partnerships that are each registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as diversified, closed-end management investment companies.  The TEI Institutional Fund is designed for investment primarily by tax-exempt and tax-deferred investors.  Hatteras Investment Partners, LLC (“HIP”) and Morgan Creek Capital Management, LLC (“MCCM”), each an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serve as investment co-managers to the Master Fund (as defined below) (in such capacity, the “Investment Managers”).

The investment objective of each of the Core Alternatives Institutional Fund and the TEI Institutional Fund (each a “Fund” and together, the “Funds”) is to provide capital appreciation consistent with the return characteristic of the alternative investment portfolios of larger endowments.  To achieve its objective, the Core Alternatives Institutional Fund provides its limited partners (each, a “Partner” and together, the “Partners”) with access to a broad range of investment strategies, asset categories and independent trading advisers (“Advisers”) and by providing overall asset allocation services typically available on a collective basis to larger institutions through an investment of substantially all of its assets in the Hatteras Master Fund, L.P., a Delaware limited partnership (the “Master Fund”), which is also registered under the 1940 Act and has the same investment objective as the Core Alternatives Institutional Fund.

The TEI Institutional Fund provides its Partners with access to a broad range of investment strategies and asset categories, Advisers and overall asset allocation services typically available on a collective basis to larger institutions through an investment of substantially all of the assets of the TEI Institutional Fund in the Hatteras Core Alternatives Offshore Institutional Fund, LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the TEI Institutional Fund.  The Offshore Fund in turn invests substantially all of its assets in the Master Fund, which has the same investment objective as the TEI Institutional Fund and the Offshore Fund.  The Offshore Fund serves solely as an intermediate entity through which the TEI Institutional Fund invests in the Master Fund.  The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the TEI Institutional Fund’s investable assets.

The Offshore Fund is interposed between the TEI Institutional Fund and the Master Fund and serves as an intermediate entity so that any income generated by the Master Fund is not ultimately recognized by Partners in the TEI Institutional Fund as unrelated business taxable income (“UBTI”).  The Offshore Fund is treated as a corporation under the taxation laws of the United States.  Any income received by the Offshore Fund is distributed to the TEI Institutional Fund as dividend income.  UBTI should therefore not flow through the Offshore Fund to the Partners of the TEI Institutional Fund.  As a result, income earned by a Partner from its investment in the TEI Institutional Fund should not constitute UBTI provided that the Partner does not itself incur indebtedness to finance its investment in the TEI Institutional Fund.  See “TAXES”.

Although it is not required to do so, the Master Fund will seek to allocate its assets among at least 50 Advisers, generally through investments in a wide range of investment vehicles (“Adviser Funds,” which includes exchange-traded funds (“ETFs”), hedge funds, private investment funds and other investment funds) managed by the Advisers or by placing assets in an account directly managed by the Adviser (each, an “Adviser Account”).  A Fund cannot guarantee that its investment objective will be achieved or that the Master Fund’s strategy of investing in the Adviser Funds will be successful.  Investing in the Funds involves a heightened risk of significant loss.  SEE “RISK FACTORS,” “GENERAL RISKS” AND “SPECIAL RISKS OF FUND OF FUNDS STRUCTURE” BEGINNING ON PAGE 30.

This prospectus (the “Prospectus”) applies to the offering of units of limited partnership interest (“Units”) of each Fund.  Each Fund commenced the public offering of the Units in 2008 and has publicly offered Units since that time. The Units will generally be offered as of the first business day of each calendar month or at such other times as may be determined by Hatteras Investment Management, LLC, the general partner of the Funds and the Master Fund (the “General Partner”), in each case subject to any applicable sales charge and other fees, as described herein.  The Units are issued at net asset value (“NAV”) per Unit.  The Core Alternatives Institutional Fund has registered $500,000,000 and the TEI Institutional Fund has registered $1,000,000,000 for sale under the registration statement to which this Prospectus relates.  No person who is admitted as a Partner will have the right to require a Fund to redeem its Units.

If you purchase Units in either Fund, you will become bound by the terms and conditions of that Fund’s Amended and Restated Limited Partnership Agreement (each, a “Partnership Agreement”).

Investments in either of the Funds may be made only by “Eligible Investors” as defined herein. See “INVESTOR QUALIFICATIONS.”

For convenience, reference to the Funds may include the Offshore Fund and the Master Fund as the context requires.  Also, the Master Fund’s investments may be referred to as investments with Advisers or Adviser Funds.

Units are an illiquid investment.

• You should generally not expect to be able to sell your Units (other than through the repurchase process).

• If you are permitted to sell your Units to a third party rather than through the repurchase process, you may receive less than your  purchase price.

• We do not intend to list our Units on any securities exchange and we do not expect a secondary market in the Units to develop.

• You should consider that you may not have access to the money you invest for a period of time.

• An investment in our Units is not suitable for you if you need immediate access to the money you invest.

• Because you will be unable to sell your Units or have them repurchased immediately, you may find it difficult to reduce your exposure on a timely basis during a market downturn.

This Prospectus concisely provides information that you should know about the Funds before investing.  You are advised to read this Prospectus carefully and to retain it for future reference.  Additional information about the Funds, including the Funds’ statement of additional information (“SAI”), dated [          ], 2014, has been filed with the Securities and Exchange Commission (the “SEC”).  You can request a copy of the SAI without charge by writing to the Funds, UMB Fund Services, Inc., P.O. Box 2175, Milwaukee, Wisconsin 53201-2175, or by calling the Funds at 888-363-2324.  You can also obtain a copy of the SAI and annual and semi-annual reports of the Funds at the following website: www.hatterasfunds.com.  The SAI is incorporated by reference into this Prospectus in its entirety.  The table of contents of the SAI appears on page 58 of this Prospectus.  You can obtain the SAI, and other information about the Funds, on the SEC’s website (http://www.sec.gov).  The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Hatteras Core Alternatives Institutional Fund, L.P.

Total Offering Amount (1)	$500,000,000
Proceeds to the Fund (maximum)(2)	$500,000,000
Proceeds to the Fund (minimum)(2)	$500,000,000

Hatteras Core Alternatives TEI Institutional Fund, L.P.

Total Offering Amount (1)	$1,000,000,000
Proceeds to the Fund (maximum)(2)	$1,000,000,000
Proceeds to the Fund (minimum)(2)	$1,000,000,000

(1)  Hatteras Capital Distributors, LLC (the “Distributor”) acts as the principal underwriter of the Funds’ Units on a best-efforts basis, subject to various conditions.  The Units are being offered through the Distributor and may also be offered through other brokers or dealers that have entered into selling agreements with the Distributor.  The Investment Managers, the Distributor and/or their affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Units and/or the servicing of Partners and/or the Fund. These payments will be made out of the Investment Managers’, Distributor’s and/or affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Units of the Fund over other investment options.  See “DISTRIBUTION ARRANGEMENTS.”  The Funds will sell Units only to investors who certify that they are “Eligible Investors.”  See “INVESTOR QUALIFICATIONS.”  The minimum initial investment in each Fund by any investor is $50,000.  However, the General Partner of each Fund, in its sole discretion, may accept investments below this minimum.  Pending the closing of any offering, funds received from prospective investors will be placed in an interest-bearing escrow account with UMB Bank, N.A., the Funds’ escrow agent.  On the date of any closing, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.  Any interest earned on escrowed amounts will be credited to the Fund.  See “The Offering.”

(2) A Fund’s offering expenses are described under “FUND FEES AND EXPENSES” below.  The Core Alternatives Institutional Fund  and the TEI Institutional Fund paid offering expenses estimated at $143,898.90 and $218,750.06, respectively, from the proceeds of the offering.

Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities.  Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus as legal, tax or financial advice.  You should consult with your own professional advisors as to legal, tax, financial, or other matters relevant to the suitability of an investment in a Fund.

You should rely only on the information contained in this Prospectus and the SAI.  The Funds have not authorized anyone to provide you with different information.

THE FUNDS’ PRINCIPAL UNDERWRITER IS HATTERAS CAPITAL DISTRIBUTORS, LLC.

The date of this Prospectus is [          ], 2014.

Fund Fees and Expenses	5
Financial Highlights	10
Funds Summary	14
Use of Proceeds	19
Distribution Arrangements	19
Management of the Funds	19
Investment Objective and Strategies	22
Overview of Investment Process	29
Due Diligence and Selection of Advisers	30
Risk Factors	30
Investor Qualifications	42
Tender Offers/Offers to Repurchase	43
Tender/Repurchase Procedures	44
Transfers of Units	45
Capital Accounts and Allocations	45
Calculation of Net Asset Value	46
Taxes	49
Table of Contents of the Statement of Additional Information	58

FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that each Fund expects to incur and that the Partners can expect to bear, either directly or indirectly, through the Core Alternatives Institutional Fund’s investment in the Master Fund, and the TEI Institutional Fund’s investment in the Offshore Fund and the Master Fund.

Core Alternatives Institutional Fund

PARTNER TRANSACTION EXPENSES:
Maximum Early Repurchase Fee (1)	2.00%

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS OF THE FUND) (2)
Management Fee (3)	1.00%
Interest Expenses	0.09%
Other Expenses (4)	1.64%
Acquired Fund Fees and Expenses (5)	[ ]%

Total Annual Expenses	[ ]%

The following hypothetical example is intended to help you compare the cost of investing in the Core Alternatives Institutional Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The table and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Units.  The example reflects allocation by the Core Alternatives Institutional Fund to the General Partner of the Performance Allocation (as defined below), which is calculated based on the assumed 5% annual return and the yield-to-maturity of the 90 day U.S. Treasury Bill of 0.07% as reported by the Wall Street Journal on December 31, 2013.

The example is based on the expenses set forth in the table above, including Acquired Fund Fees and Expenses, and should not be considered a representation of the Core Alternatives Institutional Fund’s future expenses. Actual expenses of the Core Alternatives Institutional Fund may be higher or lower than those shown. Moreover, the annual return may be greater or less than the hypothetical 5% return in the table above; if the annual return were greater, the amount of fees and expenses would increase.

EXAMPLE

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year			3 Years			5 Years			10 Years

Core Alternatives Institutional Fund	$	[	]	$	[	]	$	[	]	$	[	]

Core Alternatives Institutional Fund Footnotes

(1)

A Partner participating in a repurchase offer may be subject to a repurchase fee payable to the Fund equal to 2.00% of the amount repurchased if such Partner has been a Partner for less than 12 months prior to the valuation date.

(2)

This table summarizes the aggregate expenses of the Fund and the Master Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(3)

The Fund does not pay the Investment Managers a Management Fee directly, but the Partners bear an indirect share of this fee through the Fund’s investment in the Master Fund. For its provision of services to the Master Fund, HIP receives a monthly Management Fee equal to 1/12th of 1.00% (1.00% on an annualized basis) of the aggregate value of the Master Fund’s net assets as of each month-end. The Management Fee is paid to HIP before giving effect to any repurchase of interests in the Master Fund effective as of that date, and decreases the net profits or increases the net losses of the Master Fund that are credited to its interest holders, including the Fund. In addition, the General Partner of the Master Fund is allocated a Performance Allocation (as defined below) that is equal to 10% of the excess of the new net profits of the limited partner interests of the Master Fund (calculated and accrued monthly and payable annually and calculated separately for the Core Alternatives Institutional Fund, TEI Institutional Fund and each other fund that serves as a feeder fund to the Master Fund) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Master Fund. The Master Fund does not pay MCCM an investment management fee or performance allocation directly. Pursuant to the Member Agreement (defined below), HIP makes distributions to MCCM equal to a portion of the Management Fee it receives from the Master Fund and the General Partner makes distributions to MCCM equal to a portion of the Performance Allocation it receives from the Master Fund.

(4)

“Other Expenses” includes direct expenses of the Fund as well as indirect expenses of the Master Fund. Directors’ fees, insurance costs and other costs have been allocated pro rata among the Master Fund and all of its feeder funds (including the Fund). Partners also indirectly bear a portion of the asset-based fees, performance and incentive fees or allocations and other expenses incurred by the Master Fund as an investor in Adviser Funds or Adviser Accounts. “Other Expenses” are based on estimated amounts for the current fiscal year and also includes the Fund Servicing Fee. The Fund Servicing Fee payable to HIP will be borne pro rata by all Partners of the Fund. See “FUND SERVICING FEE” for additional information.

(5)

In addition to the Fund’s direct expenses, the Fund indirectly bears a pro rata share of the expenses of the Adviser Funds. The Adviser Funds generally charge, in addition to management fees calculated as a percentage of the average NAV of the Fund’s investment, performance-based fees generally from 10% to 35% of the net capital appreciation in the Fund’s investment for the year or other measurement period. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Advisers, which fluctuate over time. In addition, the Master Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

TEI Institutional Fund

PARTNER TRANSACTION EXPENSES:
Maximum Early Repurchase Fee (1)	2.00%

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS OF THE FUND) (2)
Management Fee (3)	1.00%
Interest Expenses	0.09%
Other Expenses (4)	0.90%
Acquired Fund Fees and Expenses (5)	[ ]%

Total Annual Expenses	[ ]%

The following hypothetical example is intended to help you compare the cost of investing in the TEI Institutional Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The table and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Units.  The example reflects allocation by the TEI Institutional Fund to the General Partner of the Performance Allocation, which is calculated based on the assumed 5% annual return and the yield-to-maturity of the 90 day U.S. Treasury Bill of 0.07% as reported by the Wall Street Journal on December 31, 2013.

The example is based on the expenses set forth in the table above, including Acquired Fund Fees and Expenses, and should not be considered a representation of the TEI Institutional Fund’s future expenses. Actual expenses of the TEI Institutional Fund may be higher or lower than those shown. Moreover, the annual return may be greater or less than the hypothetical 5% return in the table above; if the annual return were greater, the amount of fees and expenses would increase.

EXAMPLE

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year			3 Years			5 Years			10 Years

TEI Institutional Fund	$	[	]	$	[	]	$	[	]	$	[	]

TEI Institutional Fund Footnotes

(1)

A Partner participating in a repurchase offer may be subject to a repurchase fee payable to the Fund equal to 2.00% of the amount repurchased if such Partner has been a Partner for less than 12 months prior to the valuation date.

(2)

This table summarizes the aggregate expenses of the Fund, the Offshore Fund and the Master Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. The Offshore Fund’s expenses, other than withholding taxes, which are disclosed in the TEI Institutional Fund’s Statement of Operation, are less than 1 basis point.

(3)

The Fund and the Offshore Fund do not pay the Investment Managers a Management Fee directly, but the Partners bear an indirect share of this fee through the Fund’s investment in the Master Fund through the Offshore Fund. For its provision of services to the Master Fund, HIP receives a monthly Management Fee equal to 1/12th of 1.00% (1.00% on an annualized basis) of the aggregate value of the Master Fund’s net assets as of each month-end. The Management Fee is paid to HIP before giving effect to any repurchase of interests in the Master Fund effective as of that date, and decreases the net profits or increases the net losses of the Master Fund that are credited to its interest holders, including the Fund. In addition, the General Partner of the Master Fund is allocated a Performance Allocation (as defined below) that is equal to 10% of the excess of the new net profits of the limited partner interests of the Master Fund (calculated and accrued monthly and payable annually and calculated separately for the TEI Institutional Fund, the Core Alternatives Institutional Fund and each other fund that serves as a feeder fund to the Master Fund) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Master Fund. The Master Fund does not pay MCCM an investment management fee or performance allocation directly. Pursuant to the Member Agreement (defined below), HIP makes distributions to MCCM equal to a portion of the Management Fee it receives from the Master Fund and the General Partner makes distributions to MCCM equal to a portion of the Performance Allocation it receives from the Master Fund.

(4)

“Other Expenses” includes direct expenses of the Fund as well as indirect expenses of the Master Fund. Directors’ fees, insurance costs and other costs have been allocated pro rata among the Master Fund and all of its feeder funds (including the Fund). Partners also indirectly bear a portion of the asset-based fees, performance and incentive fees or allocations and other expenses incurred by the Master Fund as an investor in Adviser Funds or Adviser Accounts. “Other Expenses” are based on estimated amounts for the current fiscal year and also includes the Fund Servicing Fee. The Fund Servicing Fee payable to HIP will be borne pro rata by all Partners of the Fund. See “FUND SERVICING FEE” for additional information.

(5)

In addition to the Fund’s direct expenses, the Fund indirectly bears a pro rata share of the expenses of the Adviser Funds. The Adviser Funds generally charge, in addition to management fees calculated as a percentage of the average NAV of the Fund’s investment, performance-based fees generally from 10% to 35% of the net capital appreciation in the Fund’s investment for the year or other measurement period. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Advisers, which fluctuate over time. In addition, the Master Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

PERFORMANCE INFORMATION. Past performance does not guarantee future investment results.  Performance of the Funds will vary based on many factors, including market conditions, the composition of the Funds’ portfolios and the Funds’ expenses.  For past performance information, please refer to the section entitled “FINANCIAL HIGHLIGHTS.”  Each Fund may from time to time advertise its performance relative to certain averages, performance rankings, indices (including, but not limited to, the Standard & Poor’s 500 Stock Index, the Barclays U.S. Aggregate Bond Index and the HFRX Global Hedge Fund Index), other information prepared by recognized investment company statistical services and investments for which reliable performance information is available. The Standard & Poor’s 500 Stock Index with dividends reinvested is a market capitalization weighted index made up of the 500 U.S. companies with the largest market capitalizations.  The Barclays U.S. Aggregate Bond Index is a broad-based benchmark index that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market, including treasuries, government-related and corporate securities, mortgage-backed securities (agency fixed-rate and hybrid adjustable rate mortgage pass-throughs), asset-backed securities and commercial mortgage-backed securities.  The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe.  It is comprised of certain hedge fund strategies, including, but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage, and relative value arbitrage. The strategies are asset weighted based on the distribution of assets in the hedge fund industry.  Indices are unmanaged and their returns do not include sales charges or fees.  It is not possible to invest directly in the above referenced indices.

MANAGEMENT FEE.  In consideration for the advisory and other services provided by HIP to the Master Fund pursuant to an investment co-management agreement between the Master Fund and HIP (the “HIP Agreement”), the Master Fund pays HIP a monthly management fee (the “Management Fee”) equal to 1/12th of 1.00% (1.00% on an annualized basis) of the aggregate value of the Master Fund’s net assets as of each month-end. Net assets means the total value of all assets of the Master Fund, less an amount equal to all accrued debts, liabilities and obligations of the Master Fund. In the case of a partial month, the Management Fee will be based on the number of days during the month in which HIP invested Master Fund assets. The Management Fee is paid to HIP out of the capital account of each limited partner of the Master Fund pro rata after adjustment for any subscriptions effective on that date and before giving effect to any repurchase of interests in the Master Fund or portions of interests in the Master Fund effective as of that date, and decreases the net profits or increases the net losses of the Master Fund that are credited to or debited against the capital accounts of its limited partners.

The Master Fund does not pay MCCM an investment management fee directly. Under the investment co-management agreement among the Master Fund, HIP and MCCM (the “MCCM Agreement”), MCCM is entitled to distributions from HIP under the Member Agreement (defined below).  MCCM is a non-voting member (“Member”) of HIP.  HIP, MCCM and the General Partner have entered into a membership agreement (the “Member Agreement”), pursuant to which HIP makes distributions to MCCM equal to a percentage of the Management Fee HIP receives from the Master Fund.

The Funds do not directly pay a management fee to the Investment Managers; however, the Core Alternatives Institutional Fund bears an indirect share of the Management Fee as a result of the Core Alternatives Institutional Fund’s investment in the Master Fund, and the TEI Institutional Fund and Offshore Fund bear an indirect share of the Management Fee as a result of the TEI Institutional Fund’s investment in the Master Fund through the Offshore Fund. A discussion regarding the basis for the approval of the Board of Directors of each Fund (each, a “Board”) of each of the HIP Agreement and MCCM Agreement for the Master Fund is available in the Master Fund’s annual report dated March 31, 2013.

PERFORMANCE ALLOCATION.  The General Partner of the Master Fund will be allocated a Performance Allocation that is equal to 10% of the excess of the new net profits of the partner interests in the Master Fund (calculated and accrued monthly and payable annually and calculated separately for the Core Alternatives Institutional Fund, the TEI Institutional Fund and each other fund that serves as a feeder fund to the Master Fund) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of each Fund.  Pursuant to the Member Agreement, the General Partner makes distributions to MCCM equal to a percentage of the Performance Allocation the General Partner receives from the Master Fund.

FUND SERVICING FEE.  Each Fund intends to pay compensation to HIP for fund services in accordance with a fund servicing agreement between each Fund and HIP (in such capacity, the “Servicing Agent”). The Servicing Agent receives a monthly fund servicing fee (“Fund Servicing Fee”) equal to 1/12th of 0.10% (0.10% on an annualized basis) of the aggregate value of each Fund’s net assets as of the end of each month.  The Fund Servicing Fee payable to the Servicing Agent will be borne pro rata by all Partners of each corresponding Fund before giving effect to any repurchase of Units in a Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Partners.  The Servicing Agent may waive (to all investors on a pro rata basis) or pay to third parties all or a portion of any such fees in its sole discretion.  The Servicing Agent may delegate some or all of its servicing responsibilities to one or more service providers.  The Servicing Agent may delegate and any such service provider will provide customary services, including some or all of the following: (1) assisting in the maintenance of a Fund’s records containing information relating to Partners; (2) providing the Funds with personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of a Fund and Partner services; (3) as agreed from time to time with the Board in accordance with Rule 38a-1 under the 1940 Act, making available the services of appropriate compliance personnel and resources relating to compliance policies and procedures of the Funds; (4) assisting in the administration of meetings of the Board and its committees and the Partners; (5) assisting in administering subscriptions and tender offers, including assistance in the preparation of regulatory filings and the transmission of cash between Partners and a Fund, and the Funds and the Master Fund (or any successor thereto designated by a Fund); (6) assisting in arranging for, at the Funds’ expense, the preparation of all required tax returns; (7) assisting in the periodic updating of the Funds’ prospectus(es) and statement(s) of additional information, the preparation of proxy statements to Partners, and the preparation of reports filed with regulatory authorities; (8) providing information and assistance as requested in connection with the registration of the Funds’ Units in accordance with state securities requirements; (9) providing assistance in connection with the preparation of the Funds’ periodic financial statements and annual audit as reasonably requested by the Board or officers of the Funds or the Funds’ independent accountants; and (10) supervising other aspects of the Funds’ operations and providing other administrative services to the Funds.

ADMINISTRATION SERVICES.  Each Fund will pay UMB Fund Services, Inc. (the “Administrator”) a fixed monthly administration fee of $2,000 ($24,000 on an annualized basis) in addition to a regulatory administration fee, transfer agency fees and certain out of pocket expenses (collectively, the “Fund Administration Fee”).  In addition, the Master Fund will pay the Administrator an administration fee of up to 0.075% on an annualized basis of the net assets of the Master Fund (prior to reduction for any Management Fee) (the “Master Fund Administration Fee”, and together with the Fund Administration Fee, the “Administration Fees”) calculated as of month-end.  The Master Fund Administration Fee will be paid to the Administrator pro rata before giving effect to any repurchase of interests in the Master Fund effective as of that date, and will decrease the net profits or increase the net losses of the Master Fund that are credited to its partners.  The Funds and the Master Fund will also reimburse the Administrator for certain out-of-pocket expenses and pay the Administrator a fee for transfer agency services.

CUSTODIAL SERVICES. UMB Bank, N.A. (the “Custodian”) serves as the custodian of the Funds’ and the Offshore Fund’s assets.  The Custodian also serves as the custodian of the Master Fund’s assets not held by U.S. Bank National Association (“U.S. Bank” and together with the Custodian, the “Custodians”).  U.S. Bank serves as the custodian of the Master Fund’s assets that are used to collateralize any borrowings pursuant to the Master Fund’s credit facility with Credit Suisse International (“Credit Suisse”).  The Custodians may maintain custody of assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. Assets are not held by the Investment Managers or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Boulevard, Kansas City, Missouri 64106. The Custodian is an affiliate of the Administrator.  U.S. Bank’s principal business address is 800 Nicollet Mall, Minneapolis, Minnesota 55402.

FUND EXPENSES.   Each Fund will pay all of its own expenses other than those that the Investment Managers or an affiliate of the Investment Managers assume. The expenses of each Fund will include, but will not be limited to, any fees and expenses in connection with the organization of each Fund, including any offering expenses; brokerage commissions; interest and fees on any borrowings by a Fund; expenses incurred with respect to due diligence (including, without limitation, the fees and expenses of outside operational due diligence professionals); fees and expenses of outside legal counsel (including fees and expenses associated with review of documentation for prospective investments by each Fund), including foreign legal counsel; independent registered public accounting firm fees; fees and expenses in connection with repurchase offers and any repurchases of Units; taxes and governmental fees (including tax preparation fees); custody fees; expenses of preparing, printing, and distributing the Prospectus, the SAI (and any supplements or amendments thereto), reports, notices, other communications to Partners, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Partners’ meetings; expenses of corporate data processing and related services (including software expenses); Partner recordkeeping and Partner account services, fees, and disbursements; fees and expenses of the Directors that the Investment Managers do not employ; insurance premiums; and extraordinary expenses such as litigation expenses. Each Fund will also bear, as a direct or indirect investor in the Master Fund, its allocable portion of the fees and expenses of the Master Fund, and in the case of the TEI Institutional Fund, the expenses of the Offshore Fund. Each Fund may need to sell portfolio securities to pay fees and expenses, which could cause the affected Fund to realize taxable gains.

Ongoing offering costs required by applicable accounting principles to be charged to capital that are incurred during a fiscal period will be charged to capital for the period.

FINANCIAL HIGHLIGHTS

The information contained in the table below for the year ended [March 31, 2014], March 31, 2013, March 31, 2012, March 31, 2011 and March 31, 2010, sets forth selected information derived from each Fund’s financial statements for the fiscal years ended March 31 and have been audited by [          ] an independent registered public accounting firm.  [          ] report, along with each Fund’s financial statements and notes thereto, are incorporated by reference to each Fund’s annual report for the fiscal year ended March 31, 2014 previously filed on Form N-CSR on June 9, 2014 and are available upon request from each Fund.  The information in the table below should be read in conjunction with those financial statements and the notes thereto.

The portfolio turnover rate is calculated based on the Master Fund’s investment activity, as turnover occurs at the Master Fund level and the Feeder Funds are typically invested 100% in the Master Fund.

	Hatteras Core Alternatives Institutional Fund, L.P.	Hatteras Core Alternatives TEI Institutional Fund, L.P.
Unit Value, April 1, 2009	$76.71	$76.66
Income from investment operations:
Net investment loss	(0.86)	(0.61)
Net realized and unrealized gain on investment transactions	13.06	12.81
Total from investment operations	12.20	12.20
Unit Value, April 1, 2010	88.91	88.86
Income from investment operations:
Net investment income (loss)	(0.10)	0.30
Net realized and unrealized gain on investment transactions	6.00	5.53
Total from investment operations	5.90	5.83
Unit Value, April 1, 2011	94.81	94.69
Income from investment operations:
Net investment income (loss)	0.52	0.40
Net realized and unrealized loss on investment transactions	(3.14)	(3.05)
Total from investment operations	(2.62)	(2.65)
Unit Value, April 1, 2012	92.19	92.04
Income from investment operations:
Net investment income (loss)	0.21	0.17
Net realized and unrealized gain on investment transactions	4.28	4.05
Total from investment operations	4.49	4.22
Unit Value, April 1, 2013	96.68	96.26
Income from investment operations:
Net investment income (loss)	1.46	0.71
Net realized and unrealized gain on investment transactions	8.72	8.68
Total from investment operations	10.18	9.39
Unit Value, March 31, 2014	$106.86	$105.65

	For the Years Ended March 31,
Hatteras Core Alternatives Institutional Fund, L.P.	2014	2013	2012	2011	2010
Total return before Performance Allocation	10.91%	4.87%	(2.77)%	6.64%	15.90%
Performance Allocation	(0.38)%	0.00%	0.00%	0.00%	0.00%
Total return after Performance Allocation	10.53%	4.87%	(2.77)%	6.64%	15.90%
Net investment income income (loss)[1]	1.57%	0.60%	0.50%	0.14%	(1.12)%
Operating expenses, excluding Performance Allocation[1,2,3]	1.61%	1.54%	1.55%	1.53%	1.57%
Performance Allocation[1]	0.38%	0.00%	0.00%	0.00%	0.00%
Net expenses[1]	1.99%	1.54%	1.55%	1.53%	1.57%
Limited Partners’ capital, end of year (000’s)	$179,279	$197,612	$236,892	$238,675	$249,153
Portfolio Turnover Rate (Master Fund)	19.03%	25.15%	32.68%	25.12%	23.12%

1          Ratios include allocations from the Master Fund.

2          Ratios calculated based on total expenses and average partners’ capital. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.

3          For the years ended March 31, 2010-2014, the ratios of other operating expenses to average partners’ capital were 1.51%, 1.43%, 1.47%, 1.46%, and 1.52%, respectively, and the ratios of credit facility fees and interest expense to average partners’ capital allocated from the Master Fund were 0.06%, 0.10%, 0.08%, 0.08%, and 0.09% respectively.

	For the Years Ended March 31,
Hatteras Core Alternatives TEI Institutional Fund, L.P.	2014	2013	2012	2011	2010
Total return before Performance Allocation	10.73%	4.74%	(2.85)%	6.61%	15.91%
Performance Allocation	(0.98)%	(0.16)%	0.05%[4]	(0.05)%	0.00%
Total return after Performance Allocation	9.75%	4.58%	(2.80)%	6.56%	15.91%
Net investment income income (loss)[1]	0.82%	0.40%	0.46%	0.10%	(1.11)%
Operating expenses, excluding Performance Allocation[1,2,3]	1.75%	1.58%	1.62%	1.56%	1.55%
Performance Allocation[1]	0.98%	0.16%	(0.05)%[4]	0.05%	0.00%
Net expenses[1]	2.73%	1.74%	1.57%	1.61%	1.55%
Limited Partners’ capital, end of year (000’s)	$478,238	$531,555	$624,547	$659,549	$561,581
Portfolio Turnover Rate (Master Fund)	19.03%	25.15%	32.68%	25.12%	23.12%

1          Ratios include allocations from the Master Fund.

2          Ratios calculated based on total expenses and average partners’ capital. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.

3          For the years ended March 31, 2010-2014, the ratios of other operating expenses to average partners’ capital were 1.44%, 1.38%, 1.42%, 1.39% , and 1.44% respectively; the ratios of allocated credit facility fees and interest expense to average partners’ capital were 0.06%, 0.10%, 0.08%, 0.08%, and 0.09% respectively; and the ratios of withholding tax to average partners’ capital were 0.05%, 0.08%, 0.12%, 0.11%, and 0.23% respectively.

4          Reverse accrued Performance Allocation from January 1, 2011 to March 31, 2011.

FUNDS SUMMARY

This is only a summary. This summary does not contain all of the information that Investors should consider before investing in the Funds. Investors should review the more detailed information appearing elsewhere in this Prospectus and SAI, especially the information set forth under the heading “RISK FACTORS.”

The Funds and the Units

Hatteras Core Alternatives Institutional Fund, L.P. (the “Core Alternatives Institutional Fund”) is a closed-end, management investment company, organized as a Delaware limited partnership on June 20, 2006. Hatteras Core Alternatives TEI Institutional Fund, L.P. (the “TEI Institutional Fund”) is a closed-end, management investment company, organized as a Delaware limited partnership on June 20, 2006. The Core Alternatives Institutional Fund and the TEI Institutional Fund (together, the “Funds”) are classified as diversified. Limited partnership interests of the Funds were offered in private placement from January 1, 2007 until the Funds became publicly offered beginning on November 3, 2008. The Core Alternatives Institutional Fund invests substantially all of its assets in Hatteras Master Fund, L.P., a Delaware limited partnership (the “Master Fund”), which is also registered under the 1940 Act. The TEI Institutional Fund invests substantially all of its assets in the Hatteras Core Alternatives Offshore Institutional Fund, LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the TEI Institutional Fund. The Offshore Fund invests substantially all of its assets in the Master Fund. The Master Fund invests substantially all of its assets with a number of independent trading advisers (“Advisers”) selected by Hatteras Investment Partners, LLC (“HIP”) and MCCM, the investment co-managers of the Master Fund (in such capacity, the “Investment Managers”), that are typically available on a collective basis to larger institutions. The Investment Managers primarily pursue the Funds’ objective by investing the Master Fund’s assets with each Adviser either by becoming a participant in an investment vehicle operated by the Adviser (each, an “Adviser Fund,” which includes exchange-traded funds (“ETFs”), hedge funds, private investment funds and other investment funds) or by placing assets in an account directly managed by the Adviser (each, an “Adviser Account”). See “Fund Structure” on prior page.

The General Partner

Hatteras Investment Management LLC, a Delaware limited liability company, serves as the general partner of the Funds and of the Master Fund (in each case, the “General Partner”). The General Partner has irrevocably delegated to the boards of directors of the Funds (the “Boards”) its rights and powers to monitor and oversee the business affairs of the Funds, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Funds’ business.

Investment Objective and Strategies

The Master Fund has the same investment objective as the Funds and the Offshore Fund, which is to provide capital appreciation consistent with the return characteristic of the alternative investment portfolios of larger endowments. The Funds’ secondary objective is to provide capital appreciation with less volatility than that of the equity markets.

The Investment Managers

As Investment Managers, Hatteras Investment Partners, LLC and Morgan Creek Capital Management, LLC provide day-to-day investment management services to the Master Fund. HIP’s principal place of business is located at 8540 Colonnade Center Dr., Suite 401, Raleigh, NC 27615, Telephone (888) 363-2324, Facsimile (816) 860-3138. MCCM’s principal place of business is located at 301 West Barbee Chapel Road, Suite 200, Chapel Hill, North Carolina, 27517, Telephone (919) 933-4004, Facsimile (919) 933-4048. Each of the Investment Managers is registered as an investment adviser with the SEC under the

Investment Advisers Act of 1940, as amended (the “Advisers Act”). As of March 31, 2014, approximately $2.6 billion of assets were under the management of HIP and its affiliates. As of March 31, 2014, MCCM had assets under management of approximately $4.3 billion. In order to comply with applicable Cayman Islands law, HIP holds a nominal, non-voting interest in the Offshore Fund. For further information, see Part 2 of Form ADV of HIP, which is available on the SEC’s website and upon request to HIP at (888) 363-2324, and Part 2 of Form ADV of MCCM, which is available on the SEC’s website and upon request to MCCM at (919) 933-4004.

On October 1, 2013, RCS Capital Corporation (the “Company”) and Scotland Acquisition, LLC d/b/a Hatteras Funds, LLC (the “Purchaser”), a newly formed wholly-owned subsidiary of RCS Advisory Services, LLC, which is an operating subsidiary of the Company, entered into an asset purchase agreement (the “Purchase Agreement”) with certain principals of the Hatteras Funds Group (defined below), HIP, Hatteras Investment Management LLC, Hatteras Capital Investment Management, LLC, Hatteras Alternative Mutual Funds LLC, and Hatteras Capital Investment Partners, LLC (each, a “Hatteras Seller,” and, collectively, the “Hatteras Sellers”), and David Perkins, as the sellers’ representative (the “Sellers’ Representative”). Pursuant to the terms of the Purchase Agreement, Purchaser will purchase from the Hatteras Sellers and the Hatteras Sellers will sell to the Purchaser, substantially all the assets related to the business and operations of the Hatteras Sellers and their respective subsidiaries (collectively, the “Hatteras Funds Group”), the Purchaser will assume certain liabilities of such parties and the Company will guarantee certain obligations of the Purchaser (the “Purchase”).

The Purchase Agreement is subject to various conditions. When consummated, the Purchase will result in a change in control of HIP and, therefore, constitute an “assignment” within the meaning of the 1940 Act of i) the existing investment co-management agreement between HIP and the Master Fund, the fund in which the Funds invest substantially all of their assets, and ii) the existing investment co-management agreement among HIP, MCCM and the Master Fund. An investment management agreement automatically terminates upon its assignment pursuant to certain provisions of the 1940 Act. Consequently, a special meeting of the partners of the Master Fund was held to vote on a new investment management agreement between the Purchaser and the Master Fund and a new investment sub-advisory agreement among MCCM, the Purchaser and the Master Fund (“the “New Management Agreements”) and the partners approved the New Management Agreements.

Management Fee

The Master Fund pays HIP a monthly management fee (“Management Fee”) equal to 1/12th of 1.00% (1.00% on an annualized basis) of the aggregate value of the Master Fund’s net assets as of the end of each month. The Management Fee is paid to HIP before giving effect to any repurchase of interests in the Master Fund effective as of that date, and decreases the net profits or increases the net losses of the Master Fund that are credited to its interest holders, including each Fund. Although neither the Funds nor the Offshore Fund pay any direct investment management fee, the Funds and the Offshore Fund bear, as a result of their investment in the Master Fund, their allocable portion of the management fee charged to the Master Fund. The Master Fund does not pay MCCM an investment management fee directly. Under the investment co-management agreement among the Master Fund, HIP and MCCM, MCCM is entitled to distributions from HIP under the Member Agreement (defined below). MCCM is a non-voting member (“Member”) of HIP. HIP, MCCM and the General Partner have entered into a membership agreement (the “Member Agreement”), pursuant to which HIP makes distributions to MCCM equal to a percentage of the Management Fee HIP receives from the Master Fund.

Performance Allocation

The General Partner of the Master Fund is allocated a performance allocation (calculated and accrued monthly and payable annually and calculated separately for the Core Alternatives Institutional Fund, the TEI Institutional Fund and each other fund that serves as a feeder fund to the Master Fund) equal to 10% of the amount by which net new profits of the limited partner interests of the Master Fund exceed the non-cumulative “hurdle amount,” which is calculated as of the last day of the preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year (the “Performance Allocation”). The Performance Allocation is made on a “peak to peak,” or “high watermark” basis, which means that the Performance Allocation is made only with respect to new net profits. If, with respect to a Fund, the Master Fund has a net loss in any period followed by a net profit, no Performance Allocation will be made with respect to such subsequent appreciation until such net loss has been recovered. Pursuant to the Member Agreement, the General Partner makes distributions to MCCM equal to a portion of the Performance Allocation received from the Master Fund.

Fees of Advisers

Advisers will charge the Master Fund asset-based fees, and certain Advisers will also be entitled to receive performance-based fees or allocations. Such fees and performance-based compensation are in addition to both the fees that are charged by HIP to the Master Fund and allocated to the Funds, and the Performance Allocation charged by the General Partner. Moreover, an investor in the Core Alternatives Institutional Fund bears a proportionate share of the expenses of the Master Fund and the Core Alternatives Institutional Fund and, indirectly, similar expenses of the Adviser Funds. Likewise, an investor in the TEI Institutional Fund bears a proportionate share of the expenses of the Master Fund, the Offshore Fund and the TEI Institutional Fund, and indirectly, similar expenses of the Adviser Funds.

Investor Qualifications

Each prospective investor in a Fund will be required to certify that it is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. A “qualified client” means an individual or company (other than an investment company) that has a net worth (or in the case of individuals, a joint net worth with their spouse) of more than $2,000,000 (excluding the value of the prospective investor’s primary residence), or that meets certain other qualification requirements. For more information see “INVESTOR QUALIFICATIONS.” In addition, Units are generally being offered only to investors that are U.S. persons for U.S. federal income tax purposes. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.”

The Offering

The minimum initial investment in a Fund by any investor is $50,000, and the minimum additional investment in either Fund by a Partner is $5,000. However, the General Partner of each Fund, in its sole discretion, may accept investments below these minimums.

Units will generally be offered for purchase as of the first business day of each calendar month, except that Units may be offered more or less frequently as determined by the General Partner in its sole discretion. Potential investors should deposit monies in the capital account by wire transfer pursuant to instructions provided to them by the Funds.

Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Funds and notified to prospective investors. Pending the closing of any offering, funds received from prospective investors will be placed in an interest-bearing escrow account with UMB Bank, N.A., the Funds’ escrow agent. On the date of any closing, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the applicable Fund on behalf of such investor. Any interest earned on escrowed amounts will be credited to such Fund.

A prospective investor must submit a completed investor application on or prior to the acceptance date set by the Funds. Each Fund reserves the right to reject, in its sole discretion, any request to purchase Units in the Fund at any time. Each Fund also reserves the right to suspend or terminate offerings of Units at any time at the applicable Board’s discretion. Additional information regarding the subscription process is set forth under “Investor Qualifications.”

Fund Servicing Fee

Each Fund will pay Hatteras Investment Partners, LLC (in such capacity, the “Servicing Agent”) for fund servicing in accordance with a fund servicing agreement. The Servicing Agent receives a monthly fund servicing fee (“Fund Servicing Fee”) equal to 1/12th of 0.10% (0.10% on an annualized basis) of the aggregate value of each Fund’s net assets as of the end of each month. The Fund Servicing Fee payable to the Servicing Agent will be borne pro rata by all Partners before giving effect to any repurchase of Units in a Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Partners. The Servicing Agent may waive (to all investors on a pro rata basis) or pay to service providers all or a portion of any such fees in its sole discretion. For more information see “FUND SERVICING FEE” above.

Distribution Policy

It is expected that distributions will generally not be made to Partners. However, the Board has the right to cause distributions to be made in cash or in-kind to the Partners in its sole discretion. Whether or not distributions are made, each Partner will be required each year to pay applicable federal, state and local income taxes on its allocable share of the Funds’ taxable income.

Closed-End Structure

Each Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that beneficial owners of a closed-end fund do not have the right to redeem their Units on a daily basis.

Repurchase Offers

In order to provide a limited degree of liquidity to the Partners, each Fund intends to conduct repurchase offers generally quarterly with a Valuation Date (as defined below) on or about March 31, June 30, September 30 and December 31 of each year, provided that it is in the best interests of the Fund and the Partners to do so as determined by the Board. In each repurchase offer, each Fund intends to offer to repurchase a percentage of its Units at its NAV determined as of approximately March 31, June 30, September 30 and December 31, as applicable (each, a “Valuation Date”), but in no event will more than 20% of the Units of a Fund be repurchased per quarter. For purposes of clarification, it should be noted that there is no guarantee that a Fund will offer to repurchase 20% (or any other percentage) of the Units of a Fund in any given quarter. If the value of Units tendered for repurchase exceeds the value a Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Units tendered. In such event, Partners will have their Units repurchased on a pro rata basis, and tendering Partners will not have all of their tendered Units repurchased by the Fund and such Partners would be required to submit tender requests in the next tender offer made by the Fund. Furthermore, such Partners’ tender requests would not take priority over any other requests in future tender offers. Partners tendering Units for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately 65 days prior to the date of repurchase by a Fund. A Partner participating in a repurchase offer may be subject to a repurchase fee payable to a Fund equal to 2.00% of the amount requested if such Partner has been a Partner for less than 12 months prior to the Valuation Date. See “TENDER OFFERS/OFFERS TO REPURCHASE.”

Risk Factors

An investment in a Fund involves substantial risks, including the risk that the entire amount invested may be lost. The Core Alternatives Institutional Fund, through its investment in the Master Fund, and the TEI Institutional Fund, through its investment in the Master Fund through the Offshore Fund, primarily allocate their assets to Advisers and invest in Adviser Funds and Adviser Accounts that invest in and actively trade securities, commodities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various other types of risks are also associated with an investment in the Funds, including risks relating to the fund of funds structure of the Master Fund, risks relating to the master-feeder structure, risks relating to compensation arrangements and risks relating to the limited liquidity of the Units. Additional risks include:

•                  Industry Concentration Risk

•                  Leverage

•                  Turnover

•                  Valuation of Adviser Funds

•                  Highly Volatile Markets

•                  Counter-Party Credit Risk

•                  Dilution

Accordingly, the Funds should be considered speculative investments, and you should invest in the Funds only if you can sustain a complete loss of your investment. Past results of the Investment Managers or their principals, the Funds or the Advisers are not indicative of future results. See “RISK FACTORS.”

USE OF PROCEEDS

Substantially all of the proceeds from the sale of Units, net of the Core Alternatives Institutional Fund’s and TEI Institutional Fund’s fees and expenses, will be invested in the Master Fund by the Core Alternatives Institutional Fund, and in the Master Fund through the Offshore Fund by the TEI Institutional Fund, to pursue its investment program and objectives as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments.

DISTRIBUTION ARRANGEMENTS

General.               Hatteras Capital Distributors, LLC (the “Distributor”), located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, acts as principal underwriter to the Funds on a best-efforts basis, subject to various conditions, pursuant to distribution services agreements between each Fund and the Distributor (together, the “Distribution Agreement”).  There is no sales charge for purchases of the Core Alternatives Institutional Fund and the TEI Institutional Fund.  The Distributor is also responsible for selecting brokers and dealers in connection with the offering of Units and for negotiating the terms of any such arrangements.  The Distributor is an affiliate of HIP and it also serves as the Master Fund’s placement agent.

Neither the Distributor nor any other party is obligated to buy from the Funds any of the Units.  There is no minimum aggregate amount of Units required to be purchased in any offering.  In addition, the Distributor does not intend to make a market in the Units.

The General Partner, Investment Managers, Distributor and/or their affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Units and/or the servicing of Unit holders. These payments will be made out of the General Partner’s, Investment Managers’, Distributor’s and/or affiliates’ own assets and will not represent an additional charge to a Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Units in the Funds over other investment options.  Contact your financial intermediary for details about revenue sharing payments it receives or may receive.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with (i) its qualification as a broker-dealer under state or federal laws, and (ii) the advertising or promotion of the offering of the Units.  The Distribution Agreement also provides that the Funds will indemnify the Distributor and its affiliates and certain other persons against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended.

Units in each Fund are available to investors investing through broker/dealers and other financial intermediaries where the financial intermediary and/or the Servicing Agent has agreed to provide certain administrative services.

ADDITIONAL SALES OF UNITS.  Each Fund currently intends to accept initial and additional subscriptions of Units as of the first business day of each calendar month or at such other times as may be determined by the General Partner. The General Partner may discontinue accepting subscriptions for Units at any time. Any amounts received in connection with a subscription for Units will be promptly placed in an escrow account with UMB Bank, N.A., as the Funds’ escrow agent, prior to their investment in a Fund. Any interest earned on escrowed amounts will be credited to the Fund. All subscriptions for Units are subject to the receipt of cleared funds prior to the applicable purchase date in the full offering price. Although a Fund may accept, in its sole discretion, a subscription prior to receipt of cleared funds, a prospective Partner may not become a Partner until cleared funds have been received, and the prospective Partner is not entitled to interest or performance returns until accepted as a Partner. The prospective Partner must also submit a completed investor application before the applicable purchase date. Each Fund reserves the right to reject any offer to purchase Units and the Funds may, in their sole discretion, suspend subscriptions for Units at any time and from time to time.

MANAGEMENT OF THE FUNDS

GENERAL.  Each Fund is registered under the 1940 Act as a closed-end, diversified management investment company.  The Core Alternatives Institutional Fund and the TEI Institutional Fund were formed as limited partnerships organized under the laws of the State of Delaware on June 20, 2006.

On October 1, 2013, the Company and the Purchaser, a newly formed wholly-owned subsidiary of RCS Advisory Services, LLC, which is an operating subsidiary of the Company, entered into the Purchase Agreement with the Hatteras Sellers and the Sellers’ Representative. Pursuant to the terms of the Purchase Agreement, Purchaser will purchase from the Hatteras Sellers and the Hatteras Sellers will sell to the Purchaser, substantially all the assets related to the business and operations of the Hatteras Funds Group, the Purchaser will assume certain liabilities of such parties and the Company will guarantee certain obligations of the Purchaser.

The Purchase Agreement is subject to various conditions. When consummated, the Purchase will result in a change in control of HIP and, therefore, constitute an “assignment” within the meaning of the 1940 Act of i) the existing investment co-management agreement between HIP and the Master Fund, the fund in which the Funds invest substantially all of their assets, and ii) the existing investment co-management agreement among HIP, MCCM and the Master Fund. An investment management agreement automatically terminates upon its assignment pursuant to certain provisions of the 1940 Act. Consequently, a special meeting of the partners of the Master Fund was held to vote on a new investment management agreement between the Purchaser and the Master Fund and a new investment sub-advisory agreement among MCCM, the Purchaser and the Master Fund (“the “New Management Agreements”) and the partners approved the New Management Agreements.

THE BOARD OF DIRECTORS.  Each Fund and the Master Fund are governed by a Board, which is responsible for protecting the interests of the Partners under the 1940 Act. At least a majority of the members of each Board are independent directors.  A Board is elected by Partners and meets periodically throughout the year to oversee the applicable Fund’s business, review its performance, and review the actions of the Investment Managers. “BOARDS OF DIRECTORS AND OFFICERS” in the SAI identifies the Directors and officers of each Fund and the Master Fund and provides more information about them.

The Offshore Fund has two members, the TEI Institutional Fund and HIP (which holds only a nominal non-voting interest).  The TEI Institutional Fund is the managing member of the Offshore Fund, and the non-managing member has delegated the day-to-day management and general oversight responsibilities of the Offshore Fund to the TEI Institutional Fund.  The Offshore Fund therefore is effectively controlled by the Board of the TEI Institutional Fund.

THE INVESTMENT MANAGERS.  Effective March 28, 2013, upon the approval of each Fund’s Partners and the limited partners of the Master Fund, MCCM became the investment co-manager to the Master Fund along with HIP, the existing investment manager to the Master Fund.  The Investment Managers are responsible for providing day-to-day investment management services to the Master Fund, subject to the ultimate supervision of and any policies established by the Board, pursuant to the MCCM Agreement and the HIP Agreement.  Under the MCCM Agreement and HIP Agreement (together, the “Investment Management Agreements”), the Investment Managers are responsible for developing, implementing and supervising the Master Fund’s investment program.  A discussion regarding the basis for the approval of the Boards of each of the HIP Agreement and MCCM Agreement for the Master Fund is available in the Master Fund’s annual report dated March 31, 2013.

HIP is controlled by David B. Perkins, Founder and Chief Executive Officer of Hatteras Funds. HIP along with its affiliated entities (collectively referred to as “Hatteras Funds”) is a provider of unique alternative investment solutions for financial advisors and their clients. Hatteras Funds believes that all investors should have access to the same sophisticated investment approach and superior portfolio management talent as the largest institutions. A boutique alternative investment specialist founded in 2003, Hatteras Funds offers a suite of innovative products designed to solve specific portfolio needs.

As of March 31, 2014, HIP and its affiliates had assets under management of approximately $2.6 billion.

MCCM is controlled by Mark W. Yusko, Founder, Chief Executive Officer and Chief Investment Officer of MCCM. MCCM was established in 2004 and offers investment management services for institutions, wealthy families and other registered investment funds. MCCM is a provider of customized investment solutions to clients in need of a targeted investment program, as well as discretionary strategies to assist clients in building investment programs based on the University Endowment Model.  MCCM provides asset allocation, manager selection, and portfolio construction.

As of March 31, 2014, MCCM had assets under management of approximately $4.3 billion.

INVESTMENT COMMITTEE.  The following biographies are of the members of the Investment Managers’ investment committee (the “Investment Committee”), which is primarily responsible for selecting Advisers and investments on behalf of the Investment Managers and allocating the Master Fund’s assets among them:

DAVID B. PERKINS, CAIASM
Chief Executive Officer, Hatteras Funds

Mr. Perkins is responsible for creating and implementing the strategic vision of Hatteras Funds.  As a member of Hatteras’ Portfolio Management Team, Mr. Perkins oversees the firm’s investment process, including identification and optimization of investment strategies, risk management, process development and control, manager selection and due diligence, tactical and strategic asset allocation decisions, as well as strategic planning.  Prior to founding Hatteras Funds, Mr. Perkins was the co-founder and Managing Partner of CapFinancial Partners, LLC, where his primary responsibilities included oversight and direction of the investment consulting process including strategic and tactical asset allocation and investment manager search and selection with a particular emphasis on alternative investment strategies.  Mr. Perkins has more than two decades of experience in investment management consulting and institutional and private client relations and offers proven experience building, operating and leading client-focused businesses.  Mr. Perkins received his Bachelor of Arts degree from the University of North Carolina at Charlotte and has earned the designation of Chartered Alternatives Investment Analyst (CAIA).  Mr. Perkins has been a member of the Investment Committee since the Master Fund’s inception.

MARK W. YUSKO

Chief Executive Officer and Chief Investment Officer, Morgan Creek Capital Management, LLC

Mr. Yusko serves as the Chief Investment Officer for the Hatteras Core Alternatives Funds.  Since July 2004, Mr. Yusko has served as Chief Executive Officer and Chief Investment Officer of Morgan Creek Capital Management, LLC, a registered investment advisor headquartered in Chapel Hill, NC.  Previously, Mr. Yusko was President, Chief Investment Officer, and Founder of UNC Management Company (“UNCMC”), the endowment investment office for the University of North Carolina at Chapel Hill, from 1998 to 2004.  Throughout his tenure at UNCMC, Mr. Yusko directly oversaw strategic and tactical asset allocation recommendations to the Investment Fund Board, investment manager selection, manager performance evaluation, spending policy management, and performance reporting.  Total assets under management were $1.5 billion ($1.2 billion in endowment assets and $300 million in working capital).  Until 1998, Mr. Yusko was the Senior Investment Director for the University of Notre Dame Investment Office, which he joined as the Assistant Investment Officer in October 1993.  He worked with the Chief Investment Officer in all aspects of endowment management.  Mr. Yusko received his Bachelor of Science degree, with honors, in Biology and Chemistry from the University of Notre Dame and a Masters of Business Administration degree in Accounting and Finance from the University of Chicago.  Mr. Yusko has been a member of the Investment Committee since the Master Fund’s inception.

JOSHUA E. PARROTT, CAIASM
Director of Portfolio Management, Hatteras Funds

Mr. Parrott’s primary responsibilities include portfolio management, hedge fund due diligence and working closely with the investment advisory relationships for the Hatteras Core Alternatives Funds.  Prior to joining Hatteras Funds, Mr. Parrott was employed at Dialectic Capital in New York, where he assisted in portfolio analysis and the launch of a long/short equity hedge fund.  Prior to Dialectic, Mr. Parrott was employed by Morgan Stanley and Bear Stearns as a Financial Advisor for high net worth individuals. Mr. Parrott received his Bachelor of Science degree from the University of Vermont and attended international schools in Zimbabwe and Kenya.  Mr. Parrott has also earned the designation of Chartered Alternative Investment Analyst (CAIA).  Mr. Parrott has been a member of the Investment Committee since the Master Fund’s inception.

MIKE HENNESSY
Managing Director, Morgan Creek Capital Management, LLC

Mike Hennessy is a Co-founder of Morgan Creek Capital Management, LLC and serves as the Director of Investments. In this role, Mr. Hennessy provides oversight to the Private Investments Group at MCCM, and acts as a Portfolio Strategist on portfolios beyond private investments, including work with MCCM’s advisory clients and proprietary funds.  Prior to joining MCCM in 2004, Mr. Hennessy was Vice President and a founding member of UNC Management Company. Primary areas of responsibility included domestic equity, international and emerging markets equity, opportunistic equity, absolute return, fixed income, enhanced fixed income and private investments. Mr. Hennessy also assisted in developing overall investment objectives as well as strategic and tactical asset allocation for the funds. Mr. Hennessy was responsible for monitoring both public and private individual managers and overall portfolio performance, as well as risk management. Prior to joining UNC in 1999, Mr. Hennessy was an Investment Director at Duke Management Company (Duke University) where he assisted in the management of multi-billion portfolios across all Private asset strategies of various University-related investment pools. Before joining Duke in 1991, Mr. Hennessy was an Associate at Smith Breeden Associates, a quantitative investment management firm with offices in Chapel Hill, NC, and Boulder, CO.  Mr.

Hennessy received his Master of Business Administration with a concentration in Finance from the Fuqua School of Business at Duke University and he also holds a Bachelor of Science Degree in Philosophy, Psychology and Mathematics from the College of William and Mary. Mr. Hennessy is Treasurer of Duke University Federal Credit Union, a member of the Investment Committee at the Carolina Friends School, a member of the Investment Committee College of William & Mary Foundation Board of Trustees and Chair of its Investment Committee.  With respect to the Master Fund, Mr. Hennessy has been a member of the Investment Committee since March 28, 2013.

JOSH TILLEY
Principal, Morgan Creek Capital Management, LLC

Josh Tilley is a Principal of Investments at Morgan Creek Capital Management, LLC and one of the founding members of MCCM’s investment team with a primary focus on public investments. Mr. Tilley is responsible for the management and construction of portfolios across MCCM’s various investment solutions, including related research and analysis that spans a number of different asset classes and sub-strategies. Prior to joining MCCM in 2004, Mr. Tilley served as an Associate in the Public Investments Division at UNC Management Company. Mr. Tilley functioned in various capacities, including research and due diligence that contributed to individual manager selection, overall portfolio strategy and tactical asset allocation decisions. Prior to joining UNC in 2003, Mr. Tilley was an Analyst in the Investment Banking Division at Lehman Brothers where he worked to complete transactions totaling in excess of $6 billion across Lehman’s multiple product lines. Mr. Tilley received his Bachelor of Science in Business Administration, with distinction, from the University of North Carolina at Chapel Hill.  With respect to the Master Fund, Mr. Tilley has been a member of the Investment Committee since March 28, 2013.

For more information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Funds, see the SAI.

INVESTMENT OBJECTIVE AND STRATEGIES

INVESTMENT OBJECTIVE

THE FUNDS’ INVESTMENT OBJECTIVE.  The Master Fund has the same investment objective as the Funds and the Offshore Fund, which is to provide capital appreciation consistent with the return characteristic of the alternative investment portfolios of larger endowments.  The Funds’ secondary objective is to provide capital appreciation with less volatility than that of the equity markets.  To achieve its objective, the Core Alternatives Institutional Fund will invest substantially all of its assets in the Master Fund, and the TEI Institutional Fund will invest substantially all of its assets in the Offshore Fund, which will invest substantially all of its assets in the Master Fund.  The Master Fund invests substantially all of its assets with Advisers selected by the Investment Managers. Generally, the Investment Managers intend to select Advisers that collectively employ widely diversified investment strategies (e.g., allocate to a spectrum of alternative investments).

ALLOCATION.  To pursue their objective, the Core Alternatives Institutional Fund invests in the Master Fund, and the TEI Institutional Fund invests in the Master Fund indirectly through the Offshore Fund.  The Master Fund utilizes investment strategies and uses Advisers that are typically available on a collective basis to larger institutions. The Investment Managers primarily pursue the Funds’ objective by allocating the Master Fund’s assets with Advisers by the Master Fund becoming an investor in an Adviser Fund.  However, the Investment Managers may place the Master Fund’s assets in an account directly managed by an Adviser (“Adviser Account”).  Generally, the Investment Managers intend to select Advisers that invest in investment strategies within hedge fund strategies and private investment strategies. However, the Investment Managers may also retain Advisers who invest in other investment strategies. These investments may be accomplished in various ways including direct investments and indirect investments such as through derivative transactions including swaps and options.  Although it is not required to do so, the Investment Managers anticipate that the Master Fund will typically utilize at least 50 different Advisers. The Investment Managers are responsible for determining the amount of assets to be allocated to each Adviser and for reallocating assets among new and existing Advisers. Advisers may invest in a wide range of instruments and markets, including, but not limited to, U.S. and non-U.S. equities and equity-related instruments (including, without limitation, common and preferred stock, warrants, options, convertible stock and restricted securities), currencies, commodities, real estate, financial futures, fixed income, debt-related instruments (including corporate debt instruments), high yield bank loans, as well as securities and other financial instruments issued or guaranteed by the U.S. government or a federal agency or instrumentality, or by a non-U.S. government, agency or instrumentality.  Advisers may also invest in repurchase and reverse repurchase agreements, securities lending agreements, futures contracts, spot and forward contracts, options, swaps, and hybrid, synthetic and derivative instruments.

In addition to benefiting from the Advisers’ individual investment strategies, each Fund expects to achieve the benefits of the Master Fund’s broad allocation of its assets among a carefully selected group of Advisers across numerous markets and investment strategies. The Investment Managers expect that by investing through multiple Advisers and across multiple investment strategies, the Master Fund may significantly reduce the volatility inherent in a more concentrated portfolio that is invested in fewer Advisers and/or strategies.

Notwithstanding the above, the Master Fund may, from time to time and subject to applicable law, invest directly in securities of operating companies, including, without limitation, in portfolio companies held by one or more Adviser Funds (whether or not the investment is sourced from an Adviser Fund in which the Master Fund is currently invested).

ACCESS.  Many Adviser Funds are organized as limited partnerships that are not required to register under the 1940 Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in such Adviser Funds or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held by the managers of such investor) in such Adviser Funds. Many of these Adviser Funds will have greater investment flexibility than traditional investment funds (such as mutual funds and most other registered investment companies) as to the types of securities owned, the nature of performance-based compensation paid to Advisers, the types of trading strategies employed, and in many cases, the amount of leverage they may use.

An investment in a Fund enables investors to invest, through the Master Fund’s investments, with Advisers whose services typically are not available to the general investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. An investment in a Fund also enables investors to invest with a cross-section of investment strategies without incurring the high minimum investment requirements that Advisers typically would impose on investors.

CAPITAL ALLOCATION DECISIONS.  The Funds expect the Master Fund to allocate its assets broadly among various investment strategies, and to have target ranges for the allocation of capital among such investment strategies. However, the allocation ranges provide the latitude for the Investment Managers to allocate more or less capital to a particular investment strategy depending on the Investment Managers’ beliefs about the opportunities for attractive risk-adjusted returns afforded by that investment strategy over a given investment time horizon. In making such allocation decisions, the Investment Managers will consider national and international economic and geopolitical conditions, the risks incident to the investment strategy and the return opportunities for such strategy (among other considerations) and gauge these factors versus the relative opportunities with other investment strategies and the need for a broad portfolio to reduce risk (as measured by volatility).

The Funds’ investment objective is non-fundamental and may be changed by the Board without the approval of the Partners. Except as otherwise stated in this Prospectus or the Limited Partnership Agreement of a Fund, the investment policies, allocation ranges, strategies and restrictions of the Funds are not fundamental and may be changed by the Board without the approval of the Partners. The Funds’ principal investment policies and strategies are discussed below.

INVESTMENT STRATEGIES

The Core Alternatives Institutional Fund seeks to achieve its investment objective by investing substantially all of its assets in the Master Fund, which in turn will invest its assets in Adviser Funds managed by Advisers, with the objective of adding additional Adviser Funds as the Master Fund’s assets grow and the need to diversify among additional Adviser Funds increases. The TEI Institutional Fund seeks to achieve its investment objective by investing substantially all of its assets in its corresponding Offshore Fund, which in turn will invest its assets in the Master Fund, which in turn will invest its assets in Adviser Funds managed by Advisers, with the objective of adding additional Adviser Funds as the Master Fund’s assets grow and the need to diversify among additional Adviser Funds increases.  The following is a description of each of the investment strategies within the hedge fund and private investment strategies in which the Advisers will invest:

HEDGE FUND STRATEGIES

OPPORTUNISTIC EQUITY

•                  Long/Short Equity

•                  Sector Specialist

The Opportunistic Equity investment strategy is generally composed of Adviser Funds that predominantly invest in all global markets, including the U.S. domestic markets, and predominantly invest in equity securities. While the Opportunistic Equity investment strategy consists of Adviser Funds that trade predominantly in equity securities, certain of the Advisers chosen may additionally invest all or a portion of the Adviser Funds in debt or other instruments.

The Opportunistic Equity Advisers will opportunistically allocate capital to those markets around the globe which they believe present the best opportunities for profit based on either the Adviser’s fundamental company valuation analysis or perceived macroeconomic shifts.  To achieve an appropriately broad range of investments, the Master Fund may employ more than one Opportunistic Equity Adviser, each of which will typically focus on particular geographical markets in a general set of market capitalization ranges and/or employ a particular style of investing.

Within the Opportunistic Equity investment strategy, the Long/Short Equity strategy primarily involves investments in publicly traded equity instruments.  This strategy involves identifying securities that are mispriced relative to related securities, groups of securities, or the overall market.  Advisers that manage Long/Short Equity Adviser Funds generally derive performance by establishing offsetting positions (a “long” and “short” position) based on perceived disparities in the relative values of the positions or portfolio of positions.  Unlike “long only” managers, Long/Short Equity Advisers will almost always have “short” positions in stocks, and may also use a variety of other tools designed to enhance performance (e.g., leverage), mitigate risk and/or protect profits (e.g., market “puts” and “calls,” etc.).  An Adviser within the strategy may run a net “long” position; provided, however, that the net “long” position will typically be less than those included in a traditional “long” equity portfolio.

Investments may represent short-term trading opportunities or a longer-term fundamental judgment on the relative performance of a security. The Investment Managers believe key capabilities in long/short equity investing are in-depth fundamental and regulatory analysis, industry experience, and/or valuation and financial modeling. It is important to note that an Adviser may employ all or a portion of these capabilities in constructing its portfolio.  There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

The Sector Specialist strategy involves investing in companies in specific market sectors, such as the financial, technology, healthcare, real estate, energy or natural resource sectors.

ENHANCED FIXED INCOME

•                  High Yield Debt

•                  Distressed Securities

•                  Structured Credit

•                  Opportunistic Credit

The Enhanced Fixed Income investment strategy seeks to provide superior risk-adjusted investment performance by focusing on less efficient areas of the global fixed income markets (including certain sectors of the U.S. fixed income markets).  In general, this investment strategy encompasses High Yield Debt, Distressed Securities, Structured Credit and Opportunistic Credit investing (including, among other things, in emerging markets). To achieve an appropriately broad allocation of investments, the Master Fund may employ more than one Adviser in each Enhanced Fixed Income investment strategy, with the objective of gaining diversification in geography (to minimize the economic or currency risk of a particular country or region), credit quality, issuers, industrial segment and/or other factors important to generate a broad portfolio.  It is important to note that some or all of these factors may not be included in the construction of this portion of the portfolio.

The High Yield Debt strategy involves investing predominantly in the debt of financially troubled, or stressed, companies.  These companies are generally experiencing financial difficulties that have either led to a default on their indebtedness or increased the likelihood of default.  A default may be related to missing a payment of interest or principal when due (“payment default”), which is generally considered a major default, or more minor events of default, such as breaking a financial ratio (e.g., if the debt instrument requires a 2:1 cash flow to debt payment ratio, having a ratio of less than 2:1).  These more minor events of default may be waived by the creditor (generally the trustee of the bond issuance), but evidence an increased likelihood that the issuer will not be able to pay the indebtedness when due.  Thus, in the event that such a company is experiencing financial difficulties (which is generally the case), the Investment Managers believe it is important to determine the following: (1) the capital structure of the company (particularly debt that is senior to the debt issuance being considered); (2) the asset base of the company (what would be realized in a distressed liquidation, which is generally less than what the assets would be worth in a more orderly disposition); and (3) whether such a liquidation would cover senior obligations and generate sufficient proceeds to repay the debt instrument being purchased.  This would represent the liquidation value of the company and give the High Yield Debt Adviser the “downside” case.  In addition, the High Yield Debt Adviser would typically analyze the company to determine the ability of the company to correct any operational difficulties, weather a recession or downturn in its industry or otherwise return to operational health.  This requires strong fundamental analysis to determine the company’s current health, its prospects for returning to financial health based on current trends or management plans, and the current and prospective operational and economic environment (“fundamental analysis”).  In other contexts, a high yield instrument may be issued by a company that still is an investment grade company (typically in the lower end of investment grade) but may have a specific contingent liability clouding its horizon (e.g., underfunded pension obligations), be in an industry that is experiencing significant turmoil, be in a troubled region of the world, etc.  Thus, the Investment Managers believe a critical aspect of investing in high yield fixed income instruments is analyzing these type and other types of exogenous events.  High Yield Debt Advisers will generally consider, among other factors, the price of the security, the prospects of the issuer, the company’s history, management and current conditions when making investment decisions.  It is important to note that some or all of these factors may not be included in the construction of this portion of the portfolio.  Investments may involve both U.S. and non-U.S. entities and may utilize leverage.

Distressed Securities strategies entail investing in the debt of companies experiencing significant financial or operational difficulties that often lead to bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event-related situations.  These companies are generally experiencing even greater difficulties than companies in the “high yield” category. These securities generally trade at significant discounts to par value because of these difficulties and because certain classes of investors are precluded, based on their investment mandates, from holding low-credit instruments.  Profits are generally made based on two kinds of mispricings: (1) fundamental or intrinsic value; and (2) relative value between comparable securities.  The Investment Managers believe that the main competencies required to successfully implement these strategies lie in correctly valuing the intricacies of distressed businesses and industries as well as in adequately assessing the period over which the capital will be invested.

Distressed Securities Advisers may seek to identify distressed securities in general or focus on one particular segment of the market (such as the senior secured debt sector, subordinated notes, trade claims or distressed real estate obligations) depending on their expertise and prior experience.  Additionally, Distressed Securities Adviser Funds may be diversified across passive investments in the secondary market, participations in merger and acquisition activity, or active participation in a re-capitalization or restructuring plan. It is important to note that some or all of these factors may not be included in the construction of this portion of the portfolio.  Distressed Securities Advisers may actively attempt to modify or improve a restructuring plan with the intent of improving the value of such securities upon consummation of a restructuring. Additionally, they may take an active role and seek representation in management on a board of directors or a creditors’ committee.  In order to achieve these objectives, Distressed Securities Advisers may purchase, sell, exchange, or otherwise deal in and with restricted or marketable securities including, without limitation, any type of debt security, preferred or common stock, warrants, options, and hybrid instruments.

Advisers utilizing the Structured Credit strategy invest in tranched securities issued by synthetic collateralized debt obligations by creating custom securities to take both long and short positions in credits.  Such investments include residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and other collateralized debt obligations (“CDOs”).

CDOs are debt instruments backed by a pool of other debt securities.  CDOs include collateralized bond obligations (“CBOs”) and collateralized loan obligations (“CLOs”) and other similarly structured securities.  A CBO is a trust or other special purpose entity that is typically backed by a diversified pool of fixed-income securities (which may include high risk, below investment grade securities). A CLO is a trust or other special purpose entity that is typically collateralized by a pool of loans, which may include, among others, domestic and non-U.S. senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans.

Each mortgage pool underlying residential and commercial mortgage-backed securities consists of mortgage loans evidenced by promissory notes secured by mortgages or deeds of trust or other similar security instruments creating a lien on owner occupied and non-owner occupied residential, commercial or mixed use properties. The investment characteristics of adjustable and fixed rate mortgage-backed securities differ from those of traditional fixed-income securities.  The major differences include the payment of interest and principal on mortgage-backed securities on a more frequent (usually monthly) schedule, and the possibility that principal may be prepaid at any time due to prepayments on the underlying mortgage loans or other assets.

Asset-backed securities represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables.  Such assets are securitized through the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present.

Opportunistic Credit Advisers take long or short positions in credit markets.  This strategy includes global debt investing, which involves purchasing debt securities including bonds, notes and debentures issued predominantly by non-U.S. corporations; debt securities issued predominantly by non-U.S. Governments; or debt securities guaranteed by non-U.S. Governments or any agencies thereof.  Global debt investing generally consist of Adviser Funds investing in global fixed income portfolios and/or emerging markets debt securities.  The Master Fund may invest in more than one Opportunistic Credit Adviser Fund, with a goal of gaining diversification.

ABSOLUTE RETURN

•                  Event Driven Arbitrage

•                  Convertible Arbitrage

•                  Merger Arbitrage

•                  Fixed Income Arbitrage

•                  Volatility Arbitrage

•                  Statistical Arbitrage

The Absolute Return investment strategy is defined herein as having a relatively low or negative correlation to the equity markets.  In addition, certain strategies within the Absolute Return investment strategy may have less volatility through the use of arbitrage based strategies and hedging tools (e.g., “market” puts and calls, etc.).

Event Driven Arbitrage centers on investing in securities of companies facing a major corporate event. The goal is to identify securities with a favorable risk-reward ratio based on the probability that a particular event will occur.  Such events include, but are not limited to, corporate events, such as restructurings, spin-offs and significant litigation (e.g., tobacco litigation).  Opportunities in this area are created by the reluctance of traditional investors to assume the risk associated with certain corporate events.

The Convertible Arbitrage strategy typically involves the purchase of a convertible debt or preferred equity instrument (an instrument that is effectively a bond or has a fixed obligation of repayment with an embedded equity option, non-detachable warrants or an equity-linked or equity-indexed note) concurrent with the short sale of, or a short over-the-counter derivative position in, the common stock of the issuer of such debt instrument.  Investment returns are driven by a combination of an attractive coupon or dividend yield, interest on the short position and the level of the underlying stock’s volatility (which directly affects the option value of the security’s conversion feature).  The Investment Managers believe that some of the key capabilities necessary to successfully run a Convertible Arbitrage portfolio include, among other things: reviewing the convertible market for attractive investment opportunities, accurately modeling the conversion option value, and in-depth fundamental credit analysis in building and managing the Convertible Arbitrage portfolio.

The Master Fund may invest with one or more Advisers with exposure in the Convertible Arbitrage strategy to provide greater diversification across markets (U.S. and non-U.S. issues), sectors, credit ratings, and market capitalizations.

The Merger Arbitrage strategy involves taking short and long investment positions in the stock of acquiring and target companies upon the announcement of an acquisition offer.  Acquisitions are typically paid for in stock, cash or a combination thereof.  Therefore, when an acquisition is announced, the acquiring company (“Acquiror”) will establish a price per share of the company being acquired (“Target”) in cash (per share cash price), stock (a share ratio is established) or a combination thereof.  Typically, the Target is traded for less than the price being paid (in either cash or stock) prior to the announcement. When the announcement is made, the Target’s stock price will typically increase but still trade at a discount to the price being offered by the Acquiror.  This discount — and the size of the discount — is principally a function of three factors: (1) the risk that the acquisition will not close; (2) the time frame for closing (i.e., the time value of money); and (3) the amount of liquidity or capital being deployed by merger arbitrageurs and other investors.  Accordingly, if a merger arbitrageur or investor believes that the risk of the acquisition not closing is not significant relative to the returns that can be generated by the “spread” between the current stock price of the Target and the price being offered by the Acquiror, the merger arbitrageur or investor will generally buy shares of the Target and “short” shares of the Acquiror in a stock-for-stock transaction. When the deal closes, the risk premium vanishes and the Adviser’s profit is the spread.

Fixed Income Arbitrage is designed to identify and exploit anomalous (typically based on historical trading ranges) spreads in the prices of related securities. Such disparities, or spreads, are often created by imbalances in supply and demand of different types of issues (for example, agency securities relative to U.S. Treasury securities).  A combination of macroeconomic analysis, political risk analysis, analysis of government policy and sophisticated financial modeling is oftentimes used to identify pricing anomalies.  A typical arbitrage position consists of a long position in the higher yield, and therefore lower priced, security and a short position in the lower yield, higher priced security. For example, agency securities with a similar duration as U.S. Treasury bills have over time established a relatively well defined trading range and carry a higher interest rate or yield. When agency securities trade at a discount to this range (e.g., when there is discussion about whether agencies should continue to receive a U.S. government guarantee), such agency securities will trade at a higher than normal discount to U.S. Treasury securities (reflected by a higher current yield in agency securities).  Accordingly, in such a situation, an Adviser would typically buy the agency securities “long” and then “short” the U.S. Treasury securities. When the spread narrows or becomes more in line with historical norms, the Adviser generates a profit by closing its position.  In general, these fixed income investments are structured with the expectation that they will be non-directional and independent of the absolute levels of interest rates.  As interest rate exposure is typically “hedged out,” these strategies generally exhibit little to no correlation to the broader equity and bond markets.

Fixed Income Arbitrage may also include buying fixed income or yield bearing instruments “long” with a higher coupon or yield and “shorting” a shorter duration instrument with a lower coupon.  The Adviser typically makes a “spread” on the difference between the higher yielding “long” position and the lower yielding “short” position.  Investment banks may allow an Adviser to use significant leverage in these positions (particularly if the instruments are investment grade corporate securities or government securities).

Volatility Arbitrage entails the use of derivative investments and can be used on both a stand-alone basis and as a hedging strategy in conjunction with other investment strategies.  As a stand-alone strategy, exchange-traded domestic or global index options and/or options on futures contracts are used to exploit anomalies in the pricing of volatilities in related assets.  There are several well-defined related securities and/or asset classes that Volatility Arbitrage Advisers typically follow to determine when they are out of their historical trading ranges.  By continually monitoring these relationships, the Adviser can attempt to identify when the securities or asset classes trade out of their normal trading range and can put a trade on when there has not been a fundamental, or exogenous, change in the relationship. This strategy thus seeks to profit when overall market index volatility declines, reverting back to a more normal historical range. As an adjunct strategy, these same derivative instruments can be used to manage risk and enhance returns on investments made utilizing other strategies.

Statistical Arbitrage strategies seek to profit from offsetting long and short positions in stocks or groups of related stocks exhibiting pricing inefficiencies that are identified through the use of mathematical models.  The strategy primarily seeks out these inefficiencies by comparing the historical statistical relationships between related pairs of securities (e.g., intra-industry or competitor companies).  Once identified, the Adviser will establish both long and short positions and will often utilize leverage as the identified discrepancies are usually very slight in nature.  A strong reliance on computer-driven analysis and relatively minute pricing inefficiencies are what typically separate this strategy from a more traditional long/short equity strategy.  Though typically market neutral in nature, a Statistical Arbitrage portfolio’s gross long and short positions may be significantly large and portfolio turnover can often be high.

In addition to identifying related pairs of securities, statistical arbitrageurs will also seek out inefficiencies in market index constructions.  This index arbitrage strategy is designed to profit from temporary discrepancies between the prices of the stocks comprising an index and the price of a futures contract on that index. For example, by buying the 500 stocks comprising the S&P 500 Index and simultaneously selling an S&P 500 futures contract, an investor can profit when the futures contract is expensive relative to the underlying basket of stocks based on statistical analysis.  Like all arbitrage opportunities, index arbitrage opportunities typically disappear once the opportunity becomes better-known and other investors act on it.

TACTICAL TRADING

•                  Global Macro/ Managed Futures

The Tactical Trading investment strategy is composed generally of Advisers who engage in directional trading strategies.  Some of the Tactical Trading strategies incorporate equity assets as well as currencies, commodities and debt instruments.  Commodity trading advisors (“CTAs”) and managed futures managers are included in the Tactical Trading investment strategy.  The Tactical Trading investment strategy will have a relatively low correlation to the equity markets.

Advisers utilizing the Global Macro/Managed Futures strategy typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. This strategy may include positions in the cash, currency, futures and forward markets. These Advisers employ such approaches as long/short strategies, warrant and option arbitrage, hedging strategies, inter- and intra-market equity spread trading, futures, options and currency trading, and emerging markets (debt and equity) and other special situation investing.  Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets.  Global Macro/Managed Futures strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.  With a broader global scope, returns to the Global Macro/Managed Futures strategy generally exhibit little to no correlation with the broader domestic equity and bond markets.  Advisers that are CTAs are registered with the Commodity Futures Trading Commission and generally actively trade futures and options on futures to manage portfolios.

PRIVATE INVESTMENT STRATEGY

PRIVATE INVESTMENTS

•                  Private Equity

•                  Private Real Estate

•                  Private Energy and Natural Resources

Private Equity investing seeks to generate capital appreciation through investments in private companies in need of capital.  The Private Equity strategy seeks to profit from, among other things, the inefficiencies inherent in these markets through valuation and due diligence analysis of available business opportunities.  Over time, the Master Fund will attempt to invest in a group of Adviser Funds that vary widely in sector, size, stage (venture, mezzanine, etc.), duration, liquidity, and the extent to which the Advisers take an active role in managing and operating the business.  Additionally, it is expected that Adviser Funds will engage in both direct investment and co-investment private equity deals.  The Investment Managers believe that the key capabilities necessary to successfully structure private equity transactions include, among other things: comprehensive business operations analysis; competitive industry landscape analysis; legal, environmental and other contingent liability analysis; ability to gauge management skill and effectiveness; ability to align interests of company management and the Adviser Fund; and ability to ascertain the optimal financing vehicle and structure.

Investment in the Private Real Estate strategy consists generally of investing in Adviser Funds that are private partnerships that make direct investments in (i) existing or newly constructed income-producing properties, including office, industrial, retail, and multi-family residential properties, (ii) raw land, which may be held for development or for the purpose of appreciation, and/or (iii) timber (whether directly or through a REIT or other Adviser Fund).

Adviser Funds that are private partnerships that invest in real estate typically offer the opportunity to generate high absolute returns, but without the liquidity offered by REITs. These Adviser Funds will invest mainly in established properties with existing rent and expense schedules or in newly constructed properties with predictable cash flows or in which a seller agrees to provide certain minimum income levels.  On occasion, these Adviser Funds may invest in raw land, which may be acquired for appreciation or development purposes. These Adviser Funds typically provide their investors with a current yield (generally from rental or lease income on properties) and will often seek to generate capital gains through the sale of properties.  However, these Adviser Funds often do not provide their investors with the right to redeem their investment in the Adviser Fund, thus the investors only gain liquidity in their investment though the distribution of rental income and the ultimate liquidation or sale of real estate assets held by the Adviser Fund.

Adviser Funds may additionally invest in foreign real estate or real estate-related investments. The Master Fund will consider the special risks involved in foreign investing before investing in foreign real estate and will not invest unless an underlying Adviser Fund has exhibited prior expertise in the foreign markets in which it invests.

Investment in the Private Energy and Natural Resources strategy consists generally of investing in Adviser Funds that are private partnerships that make direct investments in private or (sometimes) publicly traded energy companies.  The types of companies included within the “energy” sector will include a diverse range of energy industry sectors, including: oilfield service and equipment manufacturing sectors; exploration and production; technology, pipelines and storage; and power generation and transmission. Securities issued by private partnerships investing in energy or natural resources may be more illiquid than securities issued by other Adviser Funds generally, because the partnerships’ underlying energy and natural resources investments may tend to be less liquid than other types of investments.  Also, Adviser Funds in the Private Energy and Natural Resources strategy may invest in other natural resources, such as timberlands, basic metals (e.g., iron, aluminum, and copper), precious metals (e.g. gold, silver, platinum and palladium) and other basic commodities.

OVERVIEW OF INVESTMENT PROCESS

MANAGER CRITERIA; PORTFOLIO CONSTRUCTION.  The Funds strive to maintain a broad allocation of their assets, both with regard to allocation of assets among Advisers and also allocation of assets among various investment strategies, as set forth below. In general, studies indicate that a broadly allocated portfolio enables an investor to generate more consistent returns than one that is more concentrated. Accordingly, a broad allocation of assets is generally noted as a means to reduce investment risk as measured by volatility. Correspondingly, while a broad allocation of assets generally lowers volatility and helps to mitigate the risk of investment losses, an unconcentrated portfolio is subject to limitations on its ability to generate relatively high investment returns than a more concentrated portfolio can sometimes generate. Accordingly, an unconcentrated portfolio may be appropriate for investors that want less volatility in their portfolio and are willing to accept relatively lower, but generally more consistent, returns than a portfolio concentrated in very few investment strategies or Advisers.

In general, the Master Fund seeks to allocate its assets in two ways: (1) allocation among various investment strategies; and (2) allocation among Advisers. The Master Fund may allocate assets to more than one Adviser Fund sponsored by the same Adviser, such as in the event that an Adviser sponsors Adviser Funds in various investment strategies.

MANAGER DIVERSIFICATION.  The Investment Managers define “manager risk” as the risk that an Adviser will not generate the returns commensurate with the mean of the Adviser’s peer group (e.g., same investment strategy and investment style) because of (a) poor fundamental analysis and/or security selection, (b) market timing, (c) management turnover within the Adviser or (d) other factors or circumstances that affect that Adviser’s performance specifically that are not caused by market conditions within the Adviser’s investment strategy generally. Manager risk may be reduced by, among other things, due diligence conducted on the Advisers and diversifying across multiple Advisers within the same or similar investment strategy.

Accordingly, the Investment Managers, on behalf of each Fund, generally attempt to allocate assets among multiple Advisers to achieve an appropriately broad allocation among investment strategies and also among Advisers. The Master Fund generally does not invest assets that, at the time invested, represent more than 5% of its net assets with any one Adviser Fund or 15% of its net assets with any family of funds known by the Investment Managers to be managed by the same Adviser. It is important to note, however, that the Master Fund may invest less than 5% of its net assets with an Adviser Fund or 15% of its assets with an Adviser, and through appreciation of the Adviser Fund or Funds or depreciation of the other Adviser Funds owned by the Master Fund, these limitations may be exceeded. In such a case, the Investment Managers will reduce the Master Fund’s exposure to such Adviser Fund or Adviser, as the case may be, as soon as reasonably practicable. In addition, the Master Fund shall not invest capital, which at the time invested, represents more than 10% of an Adviser Fund’s assets. For purposes of this calculation, an Adviser Fund’s assets shall be deemed to include the assets in all of the Adviser’s accounts that are managed using a strategy substantially similar to the Adviser Fund.

ALLOCATION AMONG INVESTMENT STRATEGIES.  The allocation ranges are generally intended to be as follows during normal market conditions:

	Range
Investment Strategy	Min.	Target	Max.
Hedge Fund Strategies		70%
Opportunistic Equity	20%	30%	40%
Enhanced Fixed Income	10%	15%	20%
Absolute Return	10%	15%	20%
Tactical Trading	5%	10%	15%
Private Investment Strategy (1)		30%
Private Investments	25%	30%	35%

(1)

Securities issued by Adviser Funds in the Private Investment Strategy may be more illiquid than securities issued by other Adviser Funds generally because such partnerships’ underlying investments may tend to be less liquid than other types of investments. The Investment Managers anticipate that attractive opportunities to invest in such partnerships will typically occur only periodically, as the Advisers in this investment strategy often only raise capital for new partnerships when existing partnerships are substantially invested.

INVESTMENT MANAGERS’ RIGHT TO ALTER ALLOCATION RANGES.  Subject to the Limited Partnership Agreement of each Fund, the Investment Managers may, in their discretion, change or modify the allocation ranges from time to time.

DUE DILIGENCE AND SELECTION OF ADVISERS

GENERAL.  It is the responsibility of the Investment Managers to research and identify Advisers, to satisfy themselves as to the suitability of the terms and conditions of the Adviser Funds and to allocate or reallocate the Master Fund’s assets among Advisers and investment strategies.  In the event that the Master Fund has one or more sub-advisers, it is also the responsibility of the Investment Managers to negotiate the investment subadvisory agreements, subject to requisite approval by the Partners or SEC exemptive relief from such requirements.   There can be no assurance that the Funds will seek, or that the SEC will grant, such exemptive relief. The Investment Managers allocate the Master Fund’s assets among Advisers using the diverse knowledge and experiences of the Investment Committee members to assess the capabilities of the Advisers and to determine an appropriate mix of investment strategies, sectors and styles given the prevailing economic and investment environment. The Advisers with which the Master Fund invests may pursue various investment strategies and are subject to special risks. See “RISK FACTORS — GENERAL RISKS” and “RISK FACTORS — INVESTMENT-RELATED RISKS.”

PROCESS OF PORTFOLIO CONSTRUCTION.  The Investment Managers generally intend to employ a multi-step process in structuring and monitoring the Master Fund’s portfolio.

Step 1:  The Investment Managers will attempt to develop a pool of potential Adviser Funds to consider for investment. The Investment Managers will use their expertise and contacts in the investment management industry, along with third party publications and databases, to gain coverage of relevant investment opportunities across strategies, sectors, risk tolerances and objectives.

Step 2:  The Investment Managers will attempt to identify potential Adviser Funds based on quantitative, qualitative, or due diligence criteria. In its quantitative consideration of potential investments, the Investment Managers may undertake a variety of analyses to screen prospective Adviser Funds. Quantitative considerations may include, among other things, an analysis of each Adviser Fund’s return, risk (as measured by the volatility of a prospective Adviser Fund’s returns), drawdowns (any period during which a prospective Adviser Fund’s value is below its previous highest value—that is, any period during which it has suffered a loss), and correlations (the statistical relationship between a prospective Adviser Fund’s return and the return of other Adviser Funds or certain markets) on both an individual basis and relative to its associated strategy. In addition, the Investment Managers may consider certain historical portfolio information for each prospective Adviser Fund.

The potential Adviser Funds may also be evaluated on the basis of certain qualitative or due diligence criteria. Qualitative considerations may include, among other things, organizational profile, assets under management, quality and experience of key investment personnel, depth and continuity of the investment team, quality of administrative systems and support staff, ability to implement strategies, and a consideration of various risk control philosophies employed by the various Advisers.

Step 3:  Once a broad pool of potential Adviser Funds has been identified, the Investment Managers then determine an allocation for the Master Fund’s assets across the pool, consistent with the allocation ranges then in effect. In creating the Master Fund’s allocation targets (which shall be within the allocation ranges then in effect), the Investment Managers will analyze the performance results associated with each potential Adviser Fund and its investment strategy to determine the return, risk, and correlation relationships within and between each investment strategy and potential Adviser Fund over time. The Investment Managers may also analyze existing and developing market, economic, and/or financial trends.

Step 4:  The fourth step will see this due diligence effort revisited from time to time for the life of the Master Fund. The Investment Managers intend to monitor the overall level of assets managed, the estimated capacity of each Adviser Fund, any management or firm ownership changes and the adherence to the pre-defined strategy and risk/return targets set forth when the investment was made. The Investment Managers will regularly monitor the returns of each Adviser Fund in an effort to evaluate whether its return pattern is consistent with the expected return pattern for that particular Adviser Fund or investment strategy, as applicable. If any Adviser Fund’s returns fall outside certain limits established by the Investment Managers, the Investment Managers may carry out a formal review of the Adviser Fund to determine if a reallocation of the Master Fund’s assets is necessary. In addition, the Investment Managers will also seek to add Adviser Funds that provide certain types of exposure or risk-return tendencies that complement the entire investment portfolio of the Funds or other Adviser Funds within that particular investment strategy.

RISK FACTORS

All investments carry risks to some degree.  The Funds cannot guarantee that their investment objective will be achieved or that the Master Fund’s strategy of investing in the Adviser Funds will be successful.  Investments In The Funds Involve Substantial Risks, Including The Risk That The Entire Amount Invested May Be Lost. The Core Alternatives Institutional Fund, through its investment in the Master Fund, and the TEI Institutional Fund, through its investment in the Offshore Fund and Master Fund, allocate their assets to Advisers and invest in Adviser Funds (or open Adviser Accounts) that invest in and actively trade securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various other types of risks are also associated with investments in the Funds, including risks relating to the fund of funds structure of the Master Fund, risks relating to the master-feeder structure of the Funds, risks relating to compensation arrangements and risks relating to the limited liquidity of the Units.  In addition, Partners should be aware that by combining the Prospectus of each Fund into this one document, there is the possibility that one Fund may be liable for any misstatements in the Prospectus about the other Fund.  To the extent a Fund incurs such liability, a Partner’s investment in the Fund could be adversely affected.

GENERAL RISKS

LACK OF OPERATING HISTORY OF ADVISER FUNDS.  Certain Adviser Funds may be newly formed entities that have no operating histories. In such cases, the Investment Managers may evaluate the past investment performance of the applicable Advisers or of their personnel. However, this past investment performance may not be indicative of the future results of an investment in an Adviser Fund. Although the Investment Managers, their affiliates and their personnel have considerable experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, the Funds’ investment programs should be evaluated on the basis that there can be no assurance that the Investment Managers’ assessments of Advisers, and in turn their assessments of the short-term or long-term prospects of investments, will prove accurate. Thus, the Funds may not achieve their investment objective and each Fund’s NAV may decrease.

MASTER/FEEDER STRUCTURE.  The Master Fund may accept investments from other investors (including other feeder funds), in addition to the Funds.  The Master Fund currently has other investors that are feeder funds, and it may have additional investors in the future, including feeder funds managed by the Investment Managers or affiliates thereof.  Because each Fund and the Master Fund, as well as any other feeder fund, can set its own transaction minimums, feeder-specific expenses, and other conditions, one fund could offer access to the Master Fund on more attractive terms, or could experience better performance, than the Funds.  Smaller feeder funds may be harmed by the actions of larger feeder funds. For example, a larger feeder fund will have more voting power than each Fund over the operations of the Master Fund. If other feeder funds tender for a significant portion of their interests in a repurchase offer, the assets of the Master Fund will decrease. This could cause each Fund’s expense ratio to increase to the extent contributions to the Master Fund do not offset the cash outflows.

INDUSTRY CONCENTRATION RISK.  Adviser Funds generally are not subject to industry concentration restrictions on their investments and, in some cases, may invest 25% or more of the value of their total assets in a single industry or group of related industries. Although the Funds do not believe it is likely to occur given the nature of their investment program, it is possible that, at any given time, the assets of Adviser Funds in which the Master Fund has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. However, because these circumstances may arise, each Fund is subject to greater investment risk to the extent that a significant portion of its assets may at some times be invested, indirectly through investments the Master Fund makes in the Adviser Funds, in the securities of issuers engaged in similar businesses that are likely to be affected by the same market conditions and other industry-specific risk factors. Adviser Funds are not generally required to provide current information regarding their investments to their investors (including the Funds). Thus, the Funds and the Investment Managers may not be able to determine at any given time whether or the extent to which Adviser Funds, in the aggregate, have invested 25% or more of their combined assets in any particular industry.

REPURCHASE OFFERS.  Each Fund will offer to purchase only a small portion of its Units (generally each quarter), and there is no guarantee that Partners will be able to sell all of the Units that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed, each Fund may repurchase only a pro rata portion of the Units tendered by each Partner. The potential for proration may cause some investors to tender more Units for repurchase than they wish to have repurchased.

The Core Alternatives Institutional Fund’s assets consist primarily of its interest in the Master Fund. The TEI Institutional Fund’s assets consist primarily of its interest in the Master Fund held through its investment in the Offshore Fund.  Accordingly, the Funds will be required to liquidate a portion of their interest in the Master Fund in order to fund repurchases.  In order to liquidate its interest in the Master Fund, the Offshore Fund (which is effectively controlled by the TEI Institutional Fund’s Board) must accept repurchase orders made by the Master Fund and distribute the proceeds of such repurchases to the TEI Institutional Fund.

The Funds’ repurchase policy will have the effect of decreasing the size of each Fund over time from what it otherwise would have been. Such a decrease may therefore force the Master Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Master Fund and cause its expense ratio to increase. In addition, because of the limited market for the Master Fund’s private equity, real estate, venture capital and energy and natural resource investments, the Master Fund may be forced to sell its more liquid securities in order to meet cash requirements for repurchases. This may have the effect of substantially increasing the Master Fund’s ratio of illiquid investments to liquid investments for the remaining investors.

Payment for repurchased Units may require the Master Fund to liquidate portfolio holdings earlier than the Investment Managers would otherwise want, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover, subject to such policies as may be established by the Board in an to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Units.

If a Partner tenders all of its Units (or a portion of its Units) in connection with a repurchase offer made by a Fund, that tender may not be rescinded by the Partner after the date on which the repurchase offer terminates. However, although the amount payable to the Partner will be based on the value of the Master Fund’s assets as of the repurchase date, the value of Units that are tendered by Partners generally will not be determined until a date approximately one month later. Thus, a Partner will not know its repurchase price until after it has irrevocably tendered its Units.

LIMITED LIQUIDITY; IN-KIND DISTRIBUTIONS.  Units in each Fund provide limited liquidity since Partners will not be able to redeem Units on a daily basis because the Funds are closed-end funds.  A Partner may not be able to tender its interest in a Fund promptly after it has made a decision to do so.  In addition, with very limited exceptions, Units are not transferable, and liquidity will be provided only through repurchase offers made from time to time by the Funds. Units in the Funds are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Units and should be viewed as a long-term investment.

Each Fund expects to distribute cash to the Partners for Units that are repurchased. However, there can be no assurance that each Fund will have sufficient cash to pay for Units that are being repurchased or that each will be able to liquidate investments at favorable prices to pay for repurchased Units. Adviser Funds may be permitted to redeem their interests in-kind. Thus, upon a Fund’s withdrawal of all or a portion of its interest in the Master Fund, the Master Fund may liquidate certain holdings in Adviser Funds. The Adviser Funds may pay the Funds’ redemption proceeds in securities that are illiquid or difficult to value. In these circumstances, the Investment Managers would seek to dispose of these securities in a manner that is in the best interests of each Fund. The Funds do not intend to make in-kind distributions to the Partners.

In addition, in extreme cases, the Funds may not be able to complete repurchases if the Master Fund is unable to repurchase a portion of the Funds’ interests in the Master Fund (held, in the case of the TEI Institutional Fund, through the Offshore Fund) due to the Master Fund’s holding of illiquid investments.

CREDIT FACILITY. The Funds and the Master Fund may enter into one or more credit agreements or other similar agreements negotiated on market terms (each, a “Borrowing Transaction”) with one or more banks or other financial institutions which may or may not be affiliated with the Investment Managers (each, a “Financial Institution”) as chosen by the Investment Managers and approved by the Boards of each Fund and the Master Fund, as applicable. To facilitate such Borrowing Transactions, the Funds and the Master Fund may pledge their assets to the Financial Institution.  Currently, the Master Fund has established a secured line of credit with Credit Suisse International (“Credit Suisse”) and has agreed to pledge certain assets, to be held in custody by U.S. Bank, as collateral against any drawdown it makes on the line of credit.

Any Borrowing Transaction, including the current agreement with Credit Suisse, will primarily be used to provide the Funds or the Master Fund, as applicable, with liquidity for investments.  Borrowing Transactions may be used for additional purposes, including to pay fees and expenses, to make annual income distributions and to satisfy certain repurchase offers in a timely manner to ensure liquidity for the investors.

ABSENCE OF LIABILITY.  Subject to any limitations imposed by the federal securities laws, neither the General Partner nor the Investment Managers shall be liable to a Fund or any of the Partners for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.

ANTI-MONEY LAUNDERING.  If a Fund, the Investment Managers or any governmental agency believes that a Fund has sold Units to, or is otherwise holding assets of, any person or entity that is acting, directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker, or senior foreign political figure(s) suspected of engaging in corruption, a Fund, Investment Managers or such governmental agency may freeze the assets of such person or entity invested in the Fund or suspend the repurchase of Units. A Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the investor.

CONFLICTS OF INTEREST.  The Investment Managers and their affiliates, as well as many of the Advisers and their respective affiliates, provide investment advisory and other services to clients other than the Funds, the Offshore Fund, the Master Fund, Adviser Funds and Adviser Accounts. In addition, investment professionals associated with the Investment Managers or Advisers may carry on investment activities for their own accounts and the accounts of family members (collectively with other accounts managed by the Investment Managers, Advisers and their affiliates, “Other Accounts”). As a result of the foregoing, the Investment Managers and Advisers will be engaged in substantial activities other than on behalf of the Master Fund, the Offshore Fund and the Funds and may

have differing economic shares in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, among the Master Fund, the Offshore Fund, the Funds and Other Accounts.

However, it is the policy of the Investment Managers that investment decisions for the Master Fund be made based on a consideration of its investment objective and policies, and other needs and requirements affecting each account that they manage and that investment transactions and opportunities be fairly allocated among their clients, including the Master Fund, the Offshore Fund and the Funds.

BORROWING, USE OF LEVERAGE. The Master Fund may leverage its investments with the Advisers by “borrowing.” In addition, the strategies implemented by the Advisers typically are leveraged. The use of leverage increases both risk and profit potential. The Investment Managers may cause the Master Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) employing certain Advisers (many of which trade on margin and do not generally need additional capital in order to increase the level of the positions they acquire for it) to trade notional equity in excess of the equity actually available in their accounts or (iv) a combination of these methods. The Investment Managers expect that under normal business conditions the Master Fund will utilize a combination of the leverage methods described above.  The Master Fund and the Funds are subject to the 1940 Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This means that at any given time the value of the Master Fund’s or Funds’ total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). These limits do not apply to the Adviser Funds and, therefore, the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Adviser Funds. The Asset Coverage Requirement will apply to borrowings by Adviser Accounts, as well as to other transactions by Adviser Accounts that can be deemed to result in the creation of a “senior security.”

LEGAL, TAX AND REGULATORY.  Legal, tax and regulatory changes could occur that may materially adversely affect the Funds. For example, the regulatory and tax environment for derivative instruments in which Advisers may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Funds and the ability of the Funds to pursue its trading strategies. Similarly, the regulatory environment for leveraged investors and for hedge funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or hedge funds may materially adversely affect the ability of a Fund to pursue its investment objective or strategies. Increased regulatory oversight and other legislation or regulation relating to hedge fund managers, hedge funds and funds of hedge funds could result. Such legislation or regulation could pose additional risks and result in material adverse consequences to the Adviser Funds or the Funds and/or limit potential investment strategies that would have otherwise been used by the Advisers or the Funds in order to seek to obtain higher returns.

Certain additional tax risks associated with investments in the Funds are discussed in “TAXES” in this Prospectus and in “Certain Tax Considerations” in the SAI.

SPECIAL RISKS OF FUND OF FUNDS STRUCTURE

NO REGISTRATION.  Adviser Funds generally will not be registered as investment companies under the 1940 Act and, therefore, the Master Fund will not be entitled to the various protections afforded by the 1940 Act with respect to its investments in Adviser Funds.  Accordingly, the provisions of the 1940 Act, which, among other things, require investment companies to have securities held in custody at all times in segregated accounts and regulate the relationship between the investment company and its asset management, are not applicable to an investment in the Adviser Funds. Unlike registered investment companies such as the Master Fund, Adviser Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Investment Managers to monitor whether holdings of the Adviser Funds cause the Master Fund to be above specified levels of ownership in certain investment strategies. Although the Master Fund expects to receive information from each Adviser regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information. An Adviser may use proprietary investment strategies that are not fully disclosed to its investors and may involve risks under some market conditions that are not anticipated by the Master Fund.  In addition, while many Advisers will register with the SEC and state agencies as a result of developments in certain laws, rules and regulations, some Advisers may still be exempt from registration.  In such cases, these Advisers will not be subject to various disclosure requirements and rules that would apply to registered investment advisers.

MULTIPLE LEVELS OF FEES AND EXPENSES.  Although in many cases investor access to the Adviser Funds may be limited or unavailable, an investor who meets the conditions imposed by an Adviser Fund may be able to invest directly with the Adviser Fund. By investing in Adviser Funds indirectly through the Funds, the Offshore Fund (for the TEI Institutional Fund only) and the Master

Fund, the investor bears asset-based fees and performance-based fees and allocations. Moreover, investors in each Fund bear a proportionate share of the fees and expenses of that Fund and the Master Fund (including organizational and private placement expenses, operating costs, sales charges, brokerage transaction expenses, and administrative fees) and, indirectly, similar expenses of the Adviser Funds.  Investors in the TEI Institutional Fund also bear a proportionate share of the fees and expenses of the Offshore Fund (including organizational and private placement expenses, operating costs, sales charges, brokerage transaction expenses, and administrative fees).  Thus, investors in the Funds may be subject to higher operating expenses than if he or she invested in an Adviser Fund directly or in a closed-end fund which did not utilize a “fund of funds” structure.

Certain of the Adviser Funds may be subject to a performance-based fee or allocation, irrespective of the performance of other Adviser Funds and the Fund generally. Accordingly, an Adviser to an Adviser Fund with positive performance may receive performance-based compensation from the Adviser Fund, and thus indirectly from the Funds and their Partners, even if a Fund’s overall performance is negative. Generally, fees payable to Advisers of the Adviser Funds will range from 1% to 2% (annualized) of the average NAV of each Fund’s investment. In addition, certain Advisers charge an incentive allocation or fee generally ranging from 10% to 35% of an Adviser Fund’s net profits, although it is possible that such ranges may be exceeded for certain Advisers. The performance-based compensation received by an Adviser also may create an incentive for that Adviser to make investments that are riskier or more speculative than those that it might have made in the absence of the performance-based allocation. Such compensation may be based on calculations of realized and unrealized gains made by the Adviser without independent oversight.

ADVISERS INVEST INDEPENDENTLY.  The Advisers generally invest wholly independently of one another and may at times hold economically offsetting positions. To the extent that the Advisers do, in fact, hold such positions, the Master Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. Furthermore, it is possible that from time to time various Advisers selected by the Investment Managers may be competing with each other for the same positions in one or more markets. In any such situations, a Fund could indirectly incur certain transaction costs without accomplishing any net investment result.

LIQUIDITY CONSTRAINTS OF ADVISER FUNDS.  Since the Master Fund may make additional investments in or affect withdrawals from an Adviser Fund only at certain times pursuant to limitations set forth in the governing documents of the Adviser Fund, a Fund from time to time may have to invest a greater portion of its assets temporarily in money market securities than it otherwise might wish to invest and may have to borrow money to repurchase Units. The redemption or withdrawal provisions regarding the Adviser Funds vary from fund to fund.  Therefore, the Master Fund may not be able to withdraw its investment in an Adviser Fund promptly after it has made a decision to do so.  Some Adviser Funds may impose early redemption fees while others may not.  This may adversely affect a Fund’s investment return or increase a Fund’s expenses and limit the Fund’s ability to make offers to repurchase Units from Partners.

Adviser Funds may be permitted to redeem their interests in-kind. Thus, upon the Master Fund’s withdrawal of all or a portion of its interest in an Adviser Fund, it may receive securities that are illiquid or difficult to value. See “CALCULATION OF NET ASSET VALUE.” In these circumstances, the Investment Managers would seek to dispose of these securities in a manner that is in the best interests of each Fund and do not intend to distribute securities to Partners.

Limitations on the Master Fund’s ability to withdraw its assets from Adviser Funds and Adviser Accounts may, as a result, limit each Fund’s ability to repurchase Units. For example, many Adviser Funds and Adviser Accounts may impose lock-up periods prior to allowing withdrawals, which can be two years or longer from the date of the Master Fund’s investment. After expiration of the lock-up period, withdrawals may be permitted only on a limited basis, such as semi-annually or annually. Because the primary source of funds to repurchase Units will be withdrawals from Adviser Funds and Adviser Accounts, the application of these lock-ups and other withdrawal limitations, such as gates or suspension provisions, will significantly limit each Fund’s ability to tender its Units for repurchase.

SEGREGATED ACCOUNT ALLOCATIONS.  Subject to applicable law, the Master Fund may on occasion allocate its assets to an Adviser by retaining the Adviser to manage an Adviser Account for the Master Fund, rather than invest in an Adviser Fund. It is possible, given the leverage at which certain of the Advisers will trade, that the Master Fund could lose more in an Adviser Account that is managed by a particular Adviser than the Master Fund has allocated to such Adviser to invest. This risk may be avoided if the Master Fund, instead of retaining an Adviser to manage a separate account comprised of a designated portion of each Fund’s assets, creates a separate investment vehicle for which an Adviser will serve as general partner and in which the Master Fund will be the sole limited partner. Use of this structure, however, involves various expenses, and there is no requirement that separate investment vehicles be created for Adviser Accounts. Adviser Accounts will be subject to the investment policies and restrictions of the Master

Fund, as well as the provisions of the 1940 Act and the rules thereunder (including, without limitation, the approval of the Adviser in accordance with the 1940 Act).

VALUATION OF ADVISER FUNDS.  The valuation of the Master Fund’s investments in Adviser Funds is ordinarily determined based upon valuations calculated by the Administrator, based on information provided by the Advisers or their respective fund administrator.  Although the Investment Managers review the valuation procedures used by all Advisers, neither the Investment Managers nor the Administrator can confirm or review the accuracy of valuations provided by Advisers or their administrators.  An Adviser may face a conflict of interest in valuing such securities since their values will affect the Adviser’s compensation.

If an Adviser’s valuations are consistently delayed or inaccurate, the Investment Managers generally will consider whether the Adviser Fund continues to be an appropriate investment for the Master Fund. The Master Fund may be unable to sell interests in such an Adviser Fund quickly, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, such interests would continue to be valued without the benefit of the Adviser’s valuations, and the Investment Managers may determine to discount the value of the interests or value them at zero, if deemed to be the fair value of such holding. Revisions to a Fund’s gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the annual audits of Adviser Funds are completed.

TURNOVER.  The Master Fund’s activities involve investment in the Adviser Funds, which may invest on the basis of short-term market considerations. The turnover rate within the Adviser Funds may be significant, potentially involving negative tax implications and substantial brokerage commissions and fees. The Master Fund will have no control over this turnover.  It is anticipated that the Master Fund’s income and gains, if any, will be primarily derived from ordinary income.  In addition, the withdrawal of the Master Fund from an Adviser Fund could involve expenses to the Master Fund under the terms of the Master Fund’s investment.

INDEMNIFICATION OF ADVISER FUNDS.  The Advisers often have broad indemnification rights and limitations on liability. The Master Fund may also agree to indemnify certain of the Adviser Funds and their Advisers from any liability, damage, cost, or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the shares of the Adviser Funds.

INVESTMENTS IN NON-VOTING SECURITIES.  In order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions, the Master Fund intends to own less than 5% of the voting securities of certain Adviser Funds.  This limitation on owning voting securities is intended to ensure that an Adviser Fund is not deemed an “affiliated person” of the Master Fund for purposes of the 1940 Act, which may, among other things, potentially impose limits on transactions with the Adviser Funds, both by the Master Fund and other clients of the Investment Managers.  To limit its voting interest in certain Adviser Funds, the Master Fund may enter into contractual arrangements under which the Master Fund irrevocably waives its rights (if any) to vote its interests in an Adviser Fund (for example, to facilitate investments in small Adviser Funds determined to be attractive by the Investment Managers).  Other accounts managed by the Investment Managers may also waive their voting rights in a particular Adviser Fund.  The Investment Managers will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Master Fund and their other clients in the particular Adviser Fund.  No rights would be waived or contractually limited for an Adviser Fund that does not provide an ongoing ability for follow-on investment, such as an Adviser Fund having a single initial funding, closing or commitment, after which no new investment typically would occur.  These voting waiver arrangements may increase the ability of the Master Fund and other clients of the Investment Managers to invest in certain Adviser Funds.  However, to the extent the Master Fund contractually forgoes the right to vote the securities of an Adviser Fund, the Master Fund will not be able to vote on matters that require the approval of the interest holders of the Adviser Fund, including matters adverse to the Master Fund’s and the Funds’ interests.

Although the Master Fund may hold non-voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Master Fund to limit its position in any one Adviser Fund in accordance with applicable regulatory requirements, as may be determined by the Master Fund in consultation with counsel. These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.  There are also other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the 1940 Act with respect to affiliated transactions could apply in some situations where the Master Fund owns less than 5% of the voting securities of an Adviser Fund.  In these circumstances, transactions between the Master Fund and an Adviser Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Master Fund has entered into a voting waiver arrangement.

CONTROL OVER ADVISERS.  The Master Fund will invest in Adviser Funds that the Investment Managers believe will generally, and in the aggregate, be managed in a manner consistent with the Funds’ investment objective and strategy. The Investment Managers do not and will not control the Advisers and there can be no assurances that an Adviser will manage its Adviser Funds in a manner consistent with the Funds’ investment objective.

TEI INSTITUTIONAL FUND ONLY

INVESTMENT IN THE OFFSHORE FUND.  The Offshore Fund is not registered under the 1940 Act, and is not subject to the investor protections offered thereby.  The TEI Institutional Fund, as an investor in the Offshore Fund, will not have the protections offered to an investor in registered investment companies.  However, the TEI Institutional Fund will control the Offshore Fund.

CHANGES IN UNITED STATES AND/OR CAYMAN ISLANDS LAW.  If there are changes in the laws of the United States and/or the Cayman Islands, under which the TEI Institutional Fund and Offshore Fund, respectively, are organized, so as to result in the inability of the TEI Institutional Fund and/or the Offshore Fund to operate as set forth in this Prospectus, there may be substantial effect on the Partners.  For example, if Cayman Islands law changes such that the Offshore Fund must conduct business operations within the Cayman Islands, or pay taxes, investors in the TEI Institutional Fund would likely suffer decreased investment returns.  If Cayman Islands law, which limits the duration of a limited duration company to 30 years, were to change such that, at the end of 30 years, the TEI Institutional Fund could not replace the Offshore Fund with another identical limited duration company, the structure of the TEI Institutional Fund would be affected, potentially adversely.  Such changes could also result in the inability of the TEI Institutional Fund to operate on a going-forward basis, resulting in the TEI Institutional Fund being liquidated.

REGULATORY CHANGE.  The TEI Institutional Fund’s structure is consistent with a position taken by the staff of the SEC with respect to a non-affiliated investment company allowing a structure whereby the TEI Institutional Fund will invest in the Master Fund via the Offshore Fund.  To the extent that the views of the SEC staff, which do not represent the views of the SEC itself, were to change, the structure of the TEI Institutional Fund’s investment in the Master Fund could be adversely affected, possibly affecting the treatment of UBTI.

Subject to obtaining any required regulatory approval, the TEI Institutional Fund may determine to invest its assets directly in non-U.S. investment funds that are classified as passive foreign investment companies (“PFICs”) for U.S. federal income tax purposes.  The TEI Institutional Fund may pursue such an investment approach only if it believes that it could avoid generating UBTI by making such investments and the approach is approved by the TEI Institutional Fund’s Board.  The TEI Institutional Fund will provide Partners with at least 90 days’ notice before implementing such a change.

For more information regarding the tax considerations applicable to an investment in the TEI Institutional Fund, see “TAXES — TEI INSTITUTIONAL FUND.”

INVESTMENT-RELATED RISKS

GENERAL INVESTMENT-RELATED RISKS

GENERAL ECONOMIC AND MARKET CONDITIONS.  The success of a Fund’s investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by Master Fund in the Adviser Funds and Adviser Accounts and, thus, a Fund’s investments. Unexpected volatility or illiquidity could impair a Fund’s profitability or result in losses.

HIGHLY VOLATILE MARKETS.  Price movements of forwards, futures and other derivative contracts in which an Adviser Fund’s or Adviser Account’s assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Adviser Funds and Adviser Accounts are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

NATURAL RESOURCE AND PRECIOUS METAL INVESTMENTS.  Adviser Funds and Adviser Accounts may make investments in natural resources and precious metals, and thus may be susceptible to economic, business or other developments that affect those industries. Natural resources historically have been subject to substantial price fluctuations over short periods of time. Their prices are affected by various factors, including economic conditions, political events, natural disasters, exploration and development success or failure, and technological changes. In addition, certain natural resources are geographically concentrated, and events in those parts of the world in which such concentration exists may affect their values. The price of gold and other precious metals is affected by unpredictable international monetary and political policies such as currency devaluations or revaluations, economic and social conditions within a country, trade imbalances, or trade or currency restrictions between countries.  The markets for those industries therefore are volatile at times, and there may be sharp fluctuations in prices even during periods of rising prices.

ETFs.  ETFs are listed and traded on securities exchanges and in over-the-counter markets, and the purchase and sale of these shares involve transaction fees and commissions.  In addition, shares of an ETF are issued in “creation units” and are not redeemable individually except upon termination of the ETF.  To redeem shares of an ETF held by the Master Fund, the Master Fund must accumulate enough shares of an ETF to reconstitute a creation unit.  The liquidity of such Adviser Funds therefore, will depend upon the existence of a secondary market.  Also, even though the market price of an ETF is derived from the securities it owns, such price at any given time may be at, below or above the ETF’s NAV.

RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS.  The Advisers will invest and trade in a variety of different securities, and utilize a variety of investment instruments and techniques. Each security and each instrument and technique involves the risk of loss of capital. While the Investment Managers will attempt to moderate these risks, there can be no assurance that the Master Fund’s investment activities will be successful or that the Partners will not suffer losses. See “RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS” and “SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES” in the SAI for further information.

DERIVATIVES.  Adviser Funds and Adviser Accounts may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Adviser Funds and Adviser Accounts to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.  Special risks may apply to instruments that are invested in by Adviser Funds or Adviser Accounts in the future that cannot be determined at this time or until such instruments are developed or invested in by Adviser Funds or Adviser Accounts. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on an Adviser Fund’s or Adviser Account’s performance.

If an Adviser Fund or Adviser Account invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Adviser Fund’s or Adviser Account’s return or result in a loss. An Adviser Fund or Adviser Account also could experience losses if its derivatives were poorly correlated with its other investments, or if the Adviser Fund or Adviser Account were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

COUNTERPARTY CREDIT RISK.  Many of the markets in which the Adviser Funds or Adviser Accounts effect their transactions are “over the counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. To the extent an Adviser Fund or Adviser Account invests in swaps, derivative or synthetic instruments, or other over the counter transactions, on these markets, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking to market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes an Adviser Fund or Adviser Account to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Adviser Fund or Adviser Account to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where an Adviser Fund or Adviser Account has concentrated its transactions with a single or small group of counterparties. Adviser Funds and Adviser Accounts are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. However, the Investment Managers, with the intent to diversify, intend to attempt to monitor counterparty credit exposure of Adviser Funds and Adviser Accounts. The ability of Adviser Funds and

Adviser Accounts to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by a Fund.

INVESTMENT STRATEGY-SPECIFIC INVESTMENT-RELATED RISKS

In addition to the risks generally described in this Prospectus and the SAI, the following are some of the specific risks of each investment strategy:

OPPORTUNISTIC EQUITY

A short sale involves the theoretically unlimited risk of an increase in the market price of the security that would result in a theoretically unlimited loss.  Short selling relies on, among other things, fundamental analysis, in-depth knowledge of accounting, an understanding of public market pricing and/or industry research. There can be no assurance that any hedging techniques employed by an Adviser will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

The main risk of investing in real estate, equity securities issued by real estate companies and in REITs is that the value of such investments might decline as a result of the performance of individual stocks, a decline in the stock market in general or a general decline in real estate markets. Other risks include: extended vacancies of properties, increased competition or overbuilding, increases in property taxes and operating expenses, changes in zoning laws, losses due to costs resulting from the clean-up of environmental problems, liability to third parties for damages resulting from environmental problems, casualty or condemnation losses, limitations on rents, changes in neighborhood values and the appeal of properties to tenants, and changes in interest rates. REITs prices also may drop because of the failure of borrowers to pay their loans, a dividend cut, a disruption to the real estate investment sales market, changes in federal or state taxation policies affecting REITs, and poor management.

Adviser Funds and Adviser Accounts may invest in securities of energy and natural resources companies, which means that their performances will be susceptible to the economic, business or other developments that affect those industries. For example, the value of such investments may be impacted by energy prices, supply and demand fluctuations, energy conservation, tax and other regulatory policies of governments, and global events including instability in the Middle East or war. Prices of gold and other precious metals can be influenced by a variety of global economic, financial and political factors and may fluctuate substantially over short periods of time, and such investments may be more volatile than other types of investments. At times, the performance of these companies may lag the performance of the broader stock market. In addition, Adviser Funds and Adviser Accounts may, but the Funds do not expect that they would, invest in energy and natural resources directly.

Adviser Funds may invest in securities of companies in the health care sector. Many health care-related companies are smaller and less seasoned than companies in other sectors and may be strongly affected by scientific or technological developments. Additionally, many health care-related companies offer products and services that are subject to governmental regulation and may be adversely affected by changes in governmental policies or laws, which may impact the returns of Adviser Funds investing in this sector.

Adviser Funds may invest in the financial services sector.  Financial, business and economic factors, including market conditions, interest rates, economic, regulatory and financial developments, and are likely to have a substantial impact on Adviser Funds’ holdings.  The financial services sector is subject to extensive government regulation, which can limit the amounts and types of loans and other financial commitments that companies can make, the interest rates and fees that they can charge and the manner in which they distribute their products. Profitability can be largely dependent on the availability and cost of capital and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect lending institutions. Insurance companies can be subject to severe price competition. The financial services sector generally is undergoing rapid change.

Adviser Funds may invest in the technology sector. Technology companies may produce or use products or services that prove commercially unsuccessful, become obsolete or become adversely impacted by government regulation. Competitive pressures in the technology sector, and Adviser Fund’s concentration in technology company securities, may subject it to more volatile price movements than a more diversified securities portfolio.

ENHANCED FIXED INCOME

High Yield Debt Advisers may deal in and with restricted or marketable securities and a significant portion of a High Yield Debt Adviser’s portfolio may be invested in restricted securities that may not be registered and for which a market may not be readily available (i.e., not freely traded).

High Yield Debt securities generally trade at discounts (sometimes substantial discounts) to par value because many investors are either prohibited from, or willingly avoid, investing due to the complexity of determining the securities’ true risk/reward profile. Accordingly, High Yield Debt Adviser Funds typically experience significantly more volatility and risk than traditional fixed income Adviser Funds.  To mitigate some of this risk, a High Yield Debt Adviser may use certain hedging tools, such as “shorting” securities in other portions of the capital structure (e.g., being “long” the high yield debt position and “short” the issuer’s common stock) in order to mitigate the risk associated with an investment in the company (which may well be highly leveraged). There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

A significant portion of a Distressed Securities Adviser’s portfolio may be invested in restricted securities that may not be registered and for which a market may not be readily available, and therefore a significant portion of the portfolio may not be freely traded. Investments may involve both U.S. and non-U.S. entities and may utilize leverage.  In addition, a Distressed Securities Adviser may use certain hedging tools, such as “shorting” securities in other portions of the capital structure (e.g., being “long” the distressed securities position and “short” the issuer’s common stock) in order to mitigate the risk associated with an investment in an otherwise “troubled” company. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.  Distressed Securities Adviser Funds typically experience significantly more volatility and risk than traditional fixed income Adviser Funds.

Given liquidity issues, currency risk, credit risk, interest rate risk and geo-political risks, Global Debt Adviser Funds typically experience significantly more volatility and risk than traditional fixed income Adviser Funds. To mitigate some of this risk, a Global Debt Adviser may use certain hedging tools, such as “shorting” securities in other portions of the capital structure (e.g., being “long” the global debt position and “short” the issuer’s common stock) or buying protection for a decline in the native currency or the U.S. dollar in order to mitigate the risk associated with an investment in a particular Global Debt security. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.  Given the markets in which it invests, a significant portion of a Global Debt Adviser’s portfolio may be invested in restricted securities that may not be registered and for which a market may not be readily available, and therefore a significant portion of the portfolio may not be freely traded. Further, an investment in bonds issued by foreign governments or corporations may carry significant geo-political risks, legal risks, currency risks (significant devaluations) and liquidity risks (lack of developed trading markets), among other things.

The Structured Credit strategy involves risks of investing in a CDO.  The risks of an investment in a CDO depends largely on the type of the collateral securities and the class of the CDO in which an Adviser Fund invests. Normally, CBOs, CLOs and other CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized by an Adviser Fund as illiquid securities.  However, an active dealer market may exist for CDOs, allowing a CDO to qualify for Rule 144A transactions. In addition to the normal risks associated with fixed-income securities and asset-backed securities, CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) an Adviser Fund may invest in tranches of CDOs that are subordinate to other tranches; (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results; and (v) the CDO’s manager may perform poorly or default.

Although certain CDOs may receive credit enhancement in the form of a senior-subordinate structure, over-collateralization or bond insurance, such enhancement may not always be present and may fail to protect an Adviser Fund against the risk of loss on default of the collateral.  CDOs may use derivatives contracts to create “synthetic” exposure to assets rather than holding such assets directly, which entails the risks of derivative instruments.

Mortgage-backed securities may have significantly greater price and yield volatility than is the case with traditional fixed-income securities.  As a result, if an Adviser Fund purchases mortgage-backed securities at a premium, a faster than expected prepayment rate will reduce both the market value and the yield to maturity from those which were anticipated.  A prepayment rate that is slower than expected will have the opposite effect of increasing yield to maturity and market value.  Conversely, if an Adviser Fund purchases mortgage-backed securities at a discount, faster than expected prepayments will increase, while slower than expected prepayments will reduce yield to maturity and market values.  To the extent that an Adviser Fund invests in mortgage-backed securities, it may seek to manage these potential risks by investing in a variety of mortgage-backed securities and by using certain hedging techniques.

In addition, asset-backed securities present certain additional risks because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due.  Automobile receivables generally are secured, but by automobiles rather than residential real property.  Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations.  If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities.  In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles.  Therefore, if the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, an Adviser Fund will be unable to possess and sell the underlying collateral and that the Adviser Fund’s recoveries on repossessed collateral may not be available to support payments on the securities.

ABSOLUTE RETURN

Event Driven Arbitrage is research intensive and requires continual review of announced and anticipated events.  In addition, the analysis required differs significantly from conventional securities analysis, and many investors may be ill-equipped to analyze certain types of situations or respond to them in a timely manner.  There can be no assurance that any hedging techniques employed by an Adviser will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

In regards to Convertible Arbitrage, the Investment Managers believe that it necessitates rigorous analysis to determine the portion of the value of the convertible security that is composed of equity-like elements and the portion that is composed of debt-like elements.

Merger Arbitrage is more cyclical than many other strategies, since it requires a supply of corporate mergers and acquisitions to deploy capital.  For example, from the middle part of 2000 to the middle part of 2003, activity within this strategy was particularly limited. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

Acquisitions sometimes fail because the U.S. government, European Union or some other governmental entity does not approve of aspects of a transaction due to anti-trust concerns, tax reasons, subsequent disagreements between the Acquiror or Target as to management transition or corporate governance matters or changing market conditions.  Accordingly, the Investment Managers believe that key factors in the successful implementation of merger arbitrage are expertise in: regulatory areas such as antitrust, tax, and general corporate law; corporate governance; fundamental analysis and valuation; the ability to assess the probability of a successful outcome; and the ability to access superior market intelligence.

The principal risk of Fixed Income Arbitrage is rising interest rates, which often result in a greater decline in the value of the “long” position than in the “short” position. In such a case, the Adviser will either have to provide additional collateral to the investment bank lender or close the position at a loss.  There can be no assurance that any hedging techniques employed by an Adviser will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

Volatility Arbitrage often relies on extensive quantitative modeling, volatility estimation and proprietary in-house trading models.  There can be no assurance that any hedging techniques employed by an Adviser will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

Statistical Arbitrage can involve large transaction costs because of the need to simultaneously buy and sell many different stocks and futures, and so leverage is often applied.  In addition, sophisticated computer programs are typically needed to keep track of the large number of stocks and futures involved.  While Statistical Arbitrage typically relies on quantitative, computer-driven models, some subjective investment decisions are required of the Adviser when selecting securities to be “long” and “short.”  The Investment Managers believe that the key requirement to profit in this strategy is strong fundamental company and industry analysis.  An Adviser who is able to more clearly discern closely related pairs of securities will be more likely to outperform trading the strategy over time.  There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

TACTICAL TRADING

The Global Macro/Managed Futures strategy involves positions in the cash, currency, futures and forward markets.  Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. Foreign currency transactions may involve an Adviser Fund or Adviser Account agreeing to exchange an amount of a currency it does not currently own for another currency at a future date. An Adviser Fund or Adviser Account would typically engage in such a transaction in anticipation of a decline in the value of the currency it sells relative to the currency that the Adviser Fund or Adviser Account has contracted to receive in the exchange. An Adviser’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

PRIVATE INVESTMENTS

Securities issued by private partnerships investing in private equity, real estate, energy and natural resources and other investments may be more illiquid than securities issued by other Adviser Funds generally, because the partnerships’ underlying investments may tend to be less liquid than other types of investments.  The eventual success or failure of Private Equity investing ultimately hinges on the ability of Advisers to attract and develop a steady flow of quality investment opportunities to analyze.

Generally, little public information exists about privately held companies, and Advisers will be required to rely on the ability of their management teams to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. These companies and their financial information will not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If the Advisers are unable to uncover all material information about these companies, they may not make a fully informed investment decision, and may lose money on these investments.

Substantially all of the securities of privately held companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. See the “RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS — ILLIQUID PORTFOLIO INVESTMENTS” in the Funds’ SAI for a detailed discussion of risks of investing in illiquid securities.

Additionally, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. All of these factors could affect the Funds’ investment returns.

* * *

LIMITS OF RISK DISCLOSURES.  The above discussions of the various risks, and the related discussion of risks in the SAI, that are associated with the Funds, the Master Fund, the Offshore Fund (with respect to the TEI Institutional Fund only), the Units and the Adviser Funds are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in each Fund. Prospective investors should read this entire Prospectus and the applicable Fund’s Limited Partnership Agreement and consult with their own advisers before deciding whether to invest in a Fund. In addition, as a Fund’s investment program changes or develops over time, an investment in a Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

INVESTOR QUALIFICATIONS

Each prospective investor in a Fund will be required to certify that it is a U.S. person for federal income tax purposes and a “qualified client” within the meaning of Rule 205-3 under the Advisers Act.  A “qualified client” is, among other categories, (i) a natural  person or company (other than an investment company) that represents that it has a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $2,000,000 (excluding the value of the prospective investor’s primary residence); (ii) a person who has at least $1,000,000 under the Investment Managers’ or their affiliates’ management, including any amount invested in a Fund; (iii) a person  who is a “qualified purchaser” as defined by the 1940 Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Investment Managers’ investment activities.  Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.”  The qualifications required to invest in a Fund will appear in an investor application that must be completed by each prospective investor.  Existing Partners who wish to request to purchase additional Units will be required to qualify as “Eligible Investors” and to complete an additional investor application prior to the additional purchase.

An investment in the Core Alternatives Institutional Fund may not be appropriate for certain types of tax-exempt entities, including CRUTs.  Tax-exempt entities should consult with their tax advisers prior to making an investment in the Funds.

TENDER OFFERS/OFFERS TO REPURCHASE

In no event will more than 20% of the Units of a Fund be repurchased per quarter.  For purposes of clarification, it should be noted that there is no guarantee that a Fund will offer to repurchase 20% (or any other percentage) of the Units of a Fund in any given quarter.  Each Fund is structured as a closed-end fund, which means that the Partners will not have the right to redeem their Units on a daily basis. In addition, the Funds do not expect any trading market to develop for the Units. As a result, if investors decide to invest in a Fund, they will have very limited opportunity to sell their Units.

At the discretion of the Board and provided that it is in the best interests of the Funds and their Partners to do so, the Funds intend to provide a limited degree of liquidity to the Partners by conducting repurchase offers generally quarterly with a Valuation Date (as defined below) on or about March 31, June 30, September 30 and December 31 of each year.

The Board will consider the following factors, among others, in making its determination for each Fund separately to make each repurchase offer:

•           the recommendation of the Investment Managers and/or the General Partner;

•           whether any Partners have requested to tender Units or portions thereof to the Fund;

•           the liquidity of a Fund’s assets (including fees and costs associated with withdrawing from investments);

•           the investment plans and working capital requirements of the Fund;

•           the effect on an investment strategy and the Fund’s ability to raise assets while maintaining the target asset allocation ranges set forth in the Prospectus effective at the time;

•           the relative economies of scale with respect to the size of the Fund;

•           the history of a Fund in repurchasing Units or portions thereof;

•           the availability of information as to the value of a Fund’s assets;

•           the economic condition of the securities markets and the economy generally as well as political, national or international developments or current affairs; and

•           the anticipated tax consequences to a Fund of any proposed repurchases of Units or portions thereof.

When a repurchase offer commences, the affected Fund will send a notification of the offer, in advance of such offer, to the Partners via their financial intermediaries. The notification will specify, among other things:

•           the percentage of Units that the Fund is offering to repurchase;

•           the date on which a Partner’s repurchase request is due;

•           the Valuation Date (as defined below) applicable to the repurchase;

•           the approximate date by which the Partners will receive the proceeds from their Unit sales; and

•           the most current NAV of the Units that is available on the date of the notification, although such NAV may not be the NAV at which repurchases are made.

In each repurchase offer, each Fund intends to repurchase a percentage of its Units at its NAV, but in no event to exceed the repurchase of more than 20% of the Units per quarter.  A Partner that participates in a repurchase offer with a Valuation Date (as defined below) occurring prior to the end of the 12th month of its admission to that Fund may be subject to a penalty payable to the Fund equal to 2% of the amount requested to be repurchased, to be netted against withdrawal proceeds.

Units will be repurchased at their NAV determined as of approximately March 31, June 30, September 30 and December 31, as applicable (each such date, a “Valuation Date”). Partners tendering Units for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately 65 days prior to the date of repurchase by each Fund. Partners who tender may not have all of the tendered Units repurchased by a Fund. If over-subscriptions occur, a Fund may elect to repurchase less than the full amount that a Partner requests to be repurchased. In such an event, the Funds may repurchase only a pro rata portion of the amount tendered by each Partner and such Partners would be required to submit tender requests in the next tender offer made by the Fund.  Such Partners’ tender requests would not take priority over any other requests in future tender offers.

The decision to offer to repurchase Units is in the complete and absolute discretion of the applicable Fund’s Board, which may, under certain circumstances, elect not to offer to repurchase Units.  In certain circumstances, the General Partner may require a Partner to tender its Units.

A Partner who tenders for repurchase only a portion of his Units in a Fund may be required to maintain a minimum account balance of $50,000.  If a Partner tenders a portion of his Units and the repurchase of that portion would cause the Partner’s account balance to fall below this required minimum (except as a result of proration), each Fund reserves the right to reduce the portion of the Units to be purchased from the Partner so that the required minimum balance is maintained. Such minimum capital account balance requirement may also be waived by the General Partner in its sole discretion, subject to applicable federal securities laws.

TENDER/REPURCHASE PROCEDURES

Due to liquidity restraints associated with the Master Fund’s investments in Adviser Funds and the fact that the Funds will have to effect withdrawals from the Master Fund (for the TEI Institutional Fund, the withdrawal from the Master Fund will be via the Offshore Fund) to pay for Units being repurchased, it is presently expected that, under the procedures applicable to the repurchase of Units, Units will be valued as of the applicable Valuation Date.  Each Fund will generally pay the value of the Units repurchased (or as discussed below, 95% of such value if all Units owned by a Partner are repurchased) approximately 90 days after the Valuation Date. This amount will be subject to adjustment within 45 days after completion of the annual audit of each Fund’s financial statements for the fiscal year in which the repurchase is effected. Units may be repurchased prior to Adviser Fund audits.  To mitigate any effects of this, if all Units owned by a Partner are repurchased, the Partner will receive an initial payment equal to 95% of the estimated value of the Units (after adjusting for fees, expenses, reserves or other allocations or redemption charges) within approximately 90 days after the Valuation Date, subject to audit adjustment, and the balance due will be determined and paid within 45 days after completion of each Fund’s annual audit.

Under these procedures, Partners will have to decide whether to tender their Units for repurchase without the benefit of having current information regarding the value of the Units as of the Valuation Date. The Partner may inquire of a Fund, at the telephone number within this Prospectus, or the Administrator, at the telephone number accompanying an offer to purchase relating to a tender offer, as to the value of the Units last determined. In addition, there will be a substantial period of time between the date as of which the Partners must tender the Units and the date they can expect to receive payment for their Units from a Fund. However, promptly after the expiration of a repurchase offer, Partners whose Units are accepted for repurchase may be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Units.  Any such promissory notes will be held by the Administrator and can be provided upon request by calling UMB Fund Services at 1-888-844-3350.  Payments for repurchased Units may be delayed under circumstances where the Master Fund has determined to redeem its interest in Adviser Funds to make such payments, but has experienced delays in receiving payments from the Adviser Funds.

Repurchases of Units by each Fund are subject to certain regulatory requirements imposed by SEC rules.

TRANSFERS OF UNITS

No person shall become a substituted Partner of a Fund without the consent of that Fund, which consent may be withheld in its sole discretion. Units held by Partners may be transferred only: (i) by operation of law; or (ii) under other extremely limited circumstances, with the consent of the Board (which may be withheld in its sole and absolute discretion and is expected to be granted, if at all, only under extenuating circumstances).

Unless counsel to a Fund confirms that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation, the Board generally will not consider consenting to a transfer of a Unit (or portion of a Unit) unless the transfer is: (i) one in which the tax basis of the Unit in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Partner (e.g., certain transfers to affiliates, gifts and contributions to family entities); (ii) to members of the transferring Partner’s immediate family (siblings, spouse, parents, or children); or, with respect to the TEI Institutional Fund,  (iii) a distribution from a tax-qualified retirement plan or an individual retirement account.

Notice to a Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “INVESTOR QUALIFICATIONS.” Notice of a proposed transfer of a Unit must also be accompanied by a properly completed investor application in respect of the proposed transferee. In connection with any request to transfer a Unit (or portion of a Unit), a Fund may require the Partner requesting the transfer to obtain, at the Partner’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.  The Board generally will not consent to a transfer of a Unit by a Partner (i) unless such transfer is to a single transferee, or (ii) if, after the transfer of the Unit, the balance of the capital account of each of the transferee and transferor is less than $50,000.  Each transferring Partner and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee acquiring a Unit or a portion of a Unit by operation of law in connection with the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Partner, will be entitled to the allocations and distributions allocable to the Unit or portion of the Unit so acquired, to transfer the Unit or portion of the Unit in accordance with the terms of the applicable Limited Partnership Agreement and to tender the Unit or portion of the Unit for repurchase by a Fund, but will not be entitled to the other rights of a Partner unless and until the transferee becomes a substituted Partner as specified in that Fund’s Limited Partnership Agreement. If a Partner transfers a Unit with the approval of the Board, each Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Unit is transferred is admitted to the Fund as a Partner.

By subscribing for a Unit, each Partner agrees to indemnify and hold harmless a Fund, its Board, the General Partner of the Fund, the Investment Managers, and each other Partner, and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Partner in violation of the Limited Partnership Agreement or any misrepresentation made by that Partner in connection with any such transfer.

CAPITAL ACCOUNTS AND ALLOCATIONS

Capital Accounts.  Each Fund shall maintain a separate capital account on its books for each Partner.  As of any date, the capital account of a Partner shall be equal to the NAV per Unit as of such date, multiplied by the number of Units then held by such Partner.  Any amounts charged or debited against a Partner’s capital account under a Fund’s ability to allocate special items, and to accrue reserves as described under “Reserves” below, other than among all Partners in accordance with the number of Units held by each such Partner, shall be treated as a partial redemption of such Partner’s Units for no additional consideration as of the date on which the Board determines such charge or debit is required to be made, and such Partner’s Units shall be reduced thereby as appropriately determined by the Fund.  Any amounts credited to a Partner’s capital account under a Fund’s ability to allocate special items and to accrue reserves, other than among all Partners in accordance with the number of Units held by each such Partner, shall be treated as an issuance of additional Units to such Partner for no additional consideration as of the date on which the Board determines such credit is required to be made, and such Partner’s Units shall be increased thereby as appropriately determined by the Fund.

Reserves.  Appropriate reserves may be created, accrued, and charged against net assets and proportionately against the capital accounts of the Partners for contingent liabilities as of the date the contingent liabilities become known to a Fund or the Board. Reserves will be in such amounts (subject to increase or reduction) that that Fund or the Board may deem necessary or appropriate. The amount of any reserve, or any increase or decrease therein, will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Partners at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such reserve, or any increase or decrease therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all such Partners, the amount of such reserve, increase, or decrease shall instead be charged or credited to those investors who, as determined by the Board, were Partners at the time of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

CALCULATION OF NET ASSET VALUE

GENERAL

The Funds, the Offshore Fund and the Master Fund calculate their respective NAV as of the close of business on the last business day of each Accounting Period (as defined below), as of each month-end, and at such other times as the Boards may determine, including in connection with repurchases of Units, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Boards. The NAV of the Core Alternatives Institutional Fund and the Master Fund will equal the value of the total assets of the Core Alternatives Institutional Fund and the Master Fund, respectively, less all of each entity’s respective liabilities, including accrued fees and expenses. The NAV of the TEI Institutional Fund, Offshore Fund and the Master Fund will equal the value of the total assets of the TEI Institutional Fund, the Offshore Fund and the Master Fund, respectively, less all of each entity’s respective liabilities, including accrued fees and expenses. The NAV of the Master Fund equals the value of the total assets of the Master Fund, less all of its liabilities, including accrued fees and expenses. In computing its NAV, the TEI Institutional Fund will value its interest in the Offshore Fund at the value of the Offshore Fund’s interest in the Master Fund, and the Offshore Fund will value its interest in the Master Fund at the NAV provided by the Master Fund to the Offshore Fund.  It is expected that the assets of the Funds will consist of their investment in the Master Fund. The NAV of the Master Fund depends on the value of the Adviser Funds, Adviser Accounts or other investments in which it invests.

The Investment Managers oversee the valuation of the Master Fund’s investments, including its interests in the Adviser Funds, in accordance with written policies and procedures (the “Valuation Procedures”) that the Boards and the Board of Directors of the Master Fund (“Master Fund Board”) have approved for purposes of determining the fair value of securities held by the Master Fund, including the fair value of the Master Fund’s investments in Adviser Funds.  In accordance with the Valuation Procedures, fair value as of each month-end or as of the end of each Accounting Period, as applicable, ordinarily will be the value determined as of such date by each Adviser Fund in accordance with the Adviser Fund’s valuation policies and reported at the time of the Master Fund’s valuation.  As a general matter, the fair value of the Master Fund’s interest in an Adviser Fund will represent the amount that the Master Fund could reasonably expect to receive from the Adviser Fund if the Master Fund’s interest was redeemed at the time of valuation (without regard to any early redemption fees or withdrawal fees that may be imposed by the Adviser Fund), based on information reasonably available at the time the valuation is made and that the Master Fund believes to be reliable.  In the event that the Adviser Fund does not report a month-end value to the Master Fund on a timely basis, the Master Fund will determine the fair value of such Adviser Fund based on the most recent final or estimated value reported by the Adviser Fund, as well as any other relevant information available at the time the Master Fund values its portfolio.  Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values are expected to reasonably reflect market values of securities when available or fair value as of the Master Fund’s valuation date.  A substantial amount of time may elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the Adviser of an Adviser Fund.

Prior to the Master Fund investing in any Adviser Fund, the Investment Managers will conduct a due diligence review of the valuation methodologies utilized by the Adviser Fund, which as a general matter will utilize market values when available, and otherwise will utilize principles of fair value that the Investment Managers reasonably believe to be consistent, in all material respects, with those used by the Master Fund in valuing its own investments.  Although the procedures approved by the Boards and the Master Fund Board provide that the Investment Managers will review the valuations provided by the Advisers to the Adviser Funds, none of the Master Fund Board, the Boards or the Investment Managers will be able to confirm independently the accuracy of valuations provided by such Advisers (which may be unaudited).

The Master Fund’s Valuation Procedures require the Investment Managers to take reasonable steps in light of all relevant circumstances to value the Master Fund’s portfolio.  The Investment Managers will consider such information, and may conclude in certain circumstances that the information provided by an Adviser does not represent the fair value of the Master Fund’s interests in the Adviser Fund.  Although redemptions of interests in Adviser Funds are subject to advance notice requirements, Adviser Funds will typically make available NAV information to holders which will represent the price at which, even in the absence of redemption activity, the Adviser Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Adviser Fund’s governing documents, it would be necessary to effect a mandatory redemption.  Following procedures adopted by the Boards and the Master Fund Board, the Investment Managers will consider whether it is appropriate, in light of all relevant circumstances, to value such interests at the NAV as reported by the Adviser at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV.  In accordance with U.S. generally accepted accounting principles and industry practice, the Master Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Adviser Fund.  In other cases, as when an Adviser Fund imposes extraordinary restrictions on redemptions, when other extraordinary circumstances exist, or when there have been no recent transactions in Adviser Fund interests, the Master Fund may determine that it is appropriate to apply a discount to the NAV of the Adviser Fund.  Any such decision will be made in good faith, and subject to the review and supervision of the Master Fund Board.

The valuations reported by the Advisers, upon which the Master Fund calculates its month-end NAV and the NAV of each Master Fund interest, including each Fund’s Master Fund interest, may be subject to later adjustment or revision, based on information reasonably available at that time.  For example, any “estimated” values from Adviser Funds may be revised and fiscal year-end NAV calculations of the Adviser Funds may be audited by their independent auditors and may be revised as a result of such audits.  Other adjustments may occur from time to time.  Because such adjustments or revisions, whether increasing or decreasing the NAV of the Master Fund, and therefore the Funds, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Funds received by Partners who had their Units in the Funds repurchased at a NAV calculated prior to such adjustments and received their repurchase proceeds, subject to the ability of the Funds to adjust or recoup the repurchase proceeds received by Partners under certain circumstances.  As a result, to the extent that such subsequently adjusted valuations from the Advisers or revisions to the NAV of an Adviser Fund adversely affect the Master Fund’s NAV, and therefore the Funds’ NAV, the outstanding Units may be adversely affected by prior repurchases to the benefit of Partners who had their Units repurchased at a NAV higher than the adjusted amount.  Conversely, any increases in the NAV resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Units and to the detriment of Partners who previously had their Units repurchased at a NAV lower than the adjusted amount.  The same principles apply to the purchase of Units.  New Partners may be affected in a similar way.

The Master Fund Board will be responsible for ensuring that the Valuation Procedures utilized by the Investment Managers are fair to the Master Fund and consistent with applicable regulatory guidelines.

To the extent the Investment Managers invest the assets of the Master Fund in securities or other instruments that are not investments in Adviser Funds, the Master Fund will generally value such assets as described below. Securities traded (1) on one or more of the U.S. national securities exchanges or the OTC Bulletin Board will be valued at their last sales price, and (2) on the National Association of Securities Dealers Automated Quotations (“NASDAQ”) will be valued at the NASDAQ Official Closing Price (“NOCP”), at the close of trading on the exchanges or markets where such securities are traded for the business day as of which such value is being determined. Securities traded on NASDAQ for which the NOCP is not available will be valued at the mean between the closing bid and asked prices in this market. Securities traded on a foreign securities exchange generally will be valued at their closing prices on the exchange where such securities are primarily traded and translated into U.S. dollars at the current exchange rate. If an event occurs between the close of the foreign exchange and the computation of the Master Fund’s NAV that would materially affect the value of the security, the value of such a security will be adjusted to its fair value. Except as specified above, the value of a security, derivative, or synthetic security that is not actively traded on an exchange shall be determined by an unaffiliated pricing service that may use actual trade data or procedures using market indices, matrices, yield curves, specific trading characteristics of certain groups of securities, pricing models, or combinations of these. The Investment Managers will monitor the value assigned to each security by the pricing service to determine if it believes the value assigned to a security is correct. If the Investment Managers believe that the value received from the pricing service is incorrect, then the value of the security will be its fair value as determined in accordance with the Valuation Procedures.

Debt securities will be valued in accordance with the Valuation Procedures, which generally provide for using a third-party pricing system, agent, or dealer selected by the Investment Managers, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Boards will monitor periodically the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuations are determined by the Boards to represent fair value.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the NAV of the Master Fund is determined. When such events materially affect the values of securities held by the Master Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Boards.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold.

The valuation of the Master Fund’s investments in Adviser Funds is ordinarily determined based upon valuations calculated by the Administrator, based on information provided by the Advisers or their respective fund administrator. Although the Valuation Procedures approved by the Boards and the Master Fund provide that the Investment Managers will review the valuations provided by the Administrator (via the Advisers or their administrators), neither the Investment Managers nor the Administrator will be able to confirm independently the accuracy of any unaudited valuations provided by the Advisers or their administrators.

Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on a Fund’s net assets if the judgments of the Boards and/or the Investment Managers (in reliance on the Adviser Funds and/or their administrators) regarding appropriate valuations should prove incorrect. The Master Fund may desire to dispose of an interest in an Adviser Fund, but be unable to dispose of such interest, and could therefore be obligated to continue to hold the interests for an extended period of time. In such a case, the Administrator, upon consultation with the Investment Managers, may continue to value the interests in accordance with the Valuation Procedures, without the benefit of the Adviser’s or its administrator’s valuations, and may, if so instructed by the Investment Managers, in its sole discretion, discount the value of the interests, if applicable, in accordance with the Valuation Procedures.

Each accounting period begins on the business day after the last business day of the preceding accounting period, and each accounting period (each, an “Accounting Period”) ends on the first to occur of (1) the last business day of each fiscal year of the Fund; (2) the last business day of each taxable year of the Fund; (3) the business day preceding the effective date on which a contribution of capital is made to the Fund; (4) the Valuation Date with respect to any repurchase of a Unit or portion of a Unit by the Fund or the complete withdrawal by a Partner; (5) the business day preceding the business day on which a substituted Partner is admitted to the Fund; or (6) the effective date on which any amount is credited to or debited from the capital account of any Partner other than an amount to be credited to or debited from the capital accounts of all Partners in accordance with their respective Units.  Partners will be sent the estimated monthly NAV free of charge upon request.

SUSPENSION OF CALCULATION OF NET ASSET VALUE

The Master Fund Board, after consultation with the Investment Managers, may declare a suspension of the determination of NAV, subscriptions and redemption of interests in the Master Fund and payment on redemptions:

(a) during any period when any of the principal stock exchanges or markets on which a substantial portion of the Master Fund’s assets are quoted is closed other than for ordinary holidays, or during which dealings are substantially restricted or suspended;

(b) during the existence of any state of political, economic, military or monetary affairs that constitutes an emergency, as determined by the SEC, and that renders the disposal of assets by the Master Fund reasonably impracticable;

(c) during any breakdown in the means of communication normally employed in determining the price of any of the Master Fund’s assets or the current price on any market or stock exchange on which prices for such assets are quoted;

(d) during any period when remittance or transfer of monies that will or may be involved in the realization or payment of any of the Master Fund’s assets is not reasonably practicable; or

(e) during any period in which circumstances exist such that the Master Fund Board reasonably deems it appropriate to suspend the calculation of NAV including, but not limited to, a request for a redemption that would seriously impair the Master Fund’s ability to operate or jeopardize its tax status.

Any suspension shall take effect at such time as the Master Fund Board shall declare but not later than the close of business on the business day next following the declaration, and thereafter there shall be no determination of the NAV of the assets of the Master Fund until the Master Fund Board shall declare the suspension at an end, except that such suspension shall terminate in any event on the first business day on which: (a) the condition giving rise to the suspension shall have ceased to exist; and (b) no other condition under which suspension is authorized shall exist. Each declaration by the Master Fund Board shall be consistent with such official rules and regulations (if any) relating to the subject matter thereof as shall have been promulgated by any authority having jurisdiction over the Master Fund and as shall be in effect at the time. To the extent not inconsistent with such official rules and regulations, the determination of the Master Fund Board shall be conclusive. Whenever the Master Fund Board declares a suspension of the determination of the NAV, then as soon as may be practicable after any such declaration, the Master Fund Board will give notice to limited partners of the Master Fund, including each Fund, stating that such declaration has been made. At the end of any period of suspension as aforementioned, the Master Fund Board will give notice to all limited partners of the Master Fund, including each Fund, stating that the period of suspension has ended.

TAXES

The following summary describes certain tax aspects of an investment in the Funds.

THIS SUMMARY IS NECESSARILY GENERAL AND EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH THE INVESTOR’S OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING AND HOLDING UNITS.

CLASSIFICATION OF THE FUNDS

THE FUNDS

Partnership Status.  The Core Alternatives Institutional Fund and the TEI Institutional Fund have previously received opinions from Drinker Biddle & Reath LLP and the Master Fund received an opinion from its former counsel that under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations under it, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the regulations, and based upon certain assumptions, each of the Funds will be classified as a partnership for U.S. federal income tax purposes and not a corporation.

Under Section 7704 of the Code, a publicly traded partnership may be treated as a corporation for federal income tax purposes, even though it would otherwise be classified as a partnership.  A “publicly traded partnership” is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units in the Core Alternatives Institutional Fund, the TEI Institutional Fund and the Master Fund will not be traded on an established securities market.  Tax counsel has provided the Funds with opinions to the effect that the interests in those Funds will not be readily tradable on a secondary market (or the substantial equivalent of such a market) and, therefore, that each such Fund will not be treated as a “publicly traded partnership” taxable as a corporation.  We believe that the relevant facts on which those opinions were based have not changed, so that the opinions continue to be applicable.

These opinions of counsel are not binding on the Service or the courts. If it were determined that a Fund should be taxable as a corporation for U.S. federal income tax purposes (as a result of, for example, a successful challenge to the opinions by the Service, changes in the Code or the Regulations or judicial interpretations of them, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax. One consequence would be a significant reduction in the after-tax return to the Partners. The balance of the discussion below is based on the assumption that the Core Alternatives Institutional Fund, the TEI Institutional Fund and the Master Fund will be treated as partnerships for U.S. federal income tax purposes.

As a partnership, a Fund will not be subject to federal income tax. Each such Fund will each file annual partnership information returns with the Service, reporting the results of operations. Each Partner will be required to report separately on his income tax return his allocable share of the Core Alternatives Institutional Fund’s or TEI Institutional Fund’s, as the case may be, net long-term capital gain or loss, net short-term capital gain or loss and ordinary income or loss, which, in the case of the Core Alternatives Institutional Fund, will, in turn, include that Fund’s allocable shares of those tax items of the Master Fund. Each Partner will be taxable on his allocable share of a Fund’s taxable income and gain regardless whether he has received or will receive a distribution from the Fund.

Delayed Schedule K-1s.  It is unlikely that the Funds will be able to provide final Schedules K-1 to Partners for any given year until significantly after April 15 of the following year.  The General Partner will endeavor to provide Partners with estimates of the taxable income or loss allocated to their investment in the Funds on or before such date, but final Schedule K-1s will not be available until later than April 15.  Partners will be required to obtain extensions of the filing date for their income tax returns at the federal, state and local levels.

CORE ALTERNATIVES INSTITUTIONAL FUND

Allocation of Profits and Losses.  Under the Partnership Agreement, the Fund’s net capital appreciation or net capital depreciation for each accounting period is allocated among the Partners and to their capital accounts without regard to the amount of income or loss actually recognized by the Fund for federal income tax purposes. The Partnership Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Partners pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund’s net capital appreciation or net capital depreciation allocated to each Partner’s capital account for the current and prior fiscal years.

Under the Partnership Agreement, the General Partner has the discretion to allocate specially an amount of the Fund’s capital gain (including short-term capital gain) for federal income tax purposes to a withdrawing Partner to the extent that the Partner’s capital account exceeds his federal income tax basis in his partnership Units (net of his allocable share of partnership liabilities). There can be no assurance that, if the General Partner makes such a special allocation, the Service will accept such allocation. If such allocation were to be successfully challenged by the Service, the Fund’s gains allocable to the remaining Partners would be increased.

Tax Elections; Returns; Tax Audits.  The General Partner will decide how to report the partnership items on both the Core Alternatives Institutional Fund’s and the Master Fund’s tax returns, and all Partners are required under the Code to treat the items consistently on their own federal income tax returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which the Core Alternatives Institutional Fund’s and Master Fund’s items have been reported. In the event the income tax returns of either of those Funds are audited by the Service, the tax treatment of their income and deductions generally is determined at the limited partnership level in a single proceeding rather than by individual audits of the Partners. The General Partner, designated as the “tax matters partner,” has considerable authority to make decisions affecting the tax treatment and procedural rights of all Partners. In addition, the tax matters partner has the power to extend the statute of limitations relating to the Partners’ tax liabilities with respect to Fund tax items, and, unless a Partner objects, the authority to bind each Partner to settlement agreements with respect to tax items of the Master Fund.

The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the Partnership Agreement, at the request of a Partner, the General Partner, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service’s consent. As a result of the complexity and added expense of the tax accounting required to implement such an election, the General Partner currently does not intend to make such election. Under some circumstances, however, a downward basis adjustment may be mandatory.

Tax Consequences of Fund Distributions

Distributions of Cash.  Except as provided above, a Partner receiving a cash liquidating distribution from the Fund, in connection with a complete withdrawal from the Fund, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by the Partner and the Partner’s adjusted tax basis in his Units. The capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Partner’s contributions to the Fund. However, a withdrawing Partner will recognize ordinary income to the extent of the Partner’s allocable share of the Fund’s “unrealized receivables” (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable, with respect to which a withdrawing Partner will recognize ordinary income.

A Partner receiving a cash nonliquidating distribution will generally recognize income and/or gain only (1) to the extent of the unrealized receivables allocable to the portion of the Partner’s Units that is being redeemed, which amount will be ordinary income, and (2) to the extent that the amount of the distribution exceeds the sum of (a) the Partner’s adjusted tax basis in all of the Partner’s Units and (b) the amount of such unrealized receivables, which amount will be capital gain.

As discussed above, the Partnership Agreement provides that the General Partner may specially allocate items of the Fund’s capital gain (including short-term capital gain) to a withdrawing Partner to the extent the withdrawing Partner’s capital account would otherwise exceed his adjusted tax basis in his Units (net of his allocable share of partnership liabilities). Such a special allocation may result in the withdrawing Partner recognizing capital gain, which may include short-term gain, in the Partner’s last taxable year in the

Fund, with an equal and offsetting reduction in the amount of long-term capital gain recognized by the Partner on the liquidating distribution upon withdrawal.

Distributions of Property.  Subject to the discussion below, a partner’s receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an “investment partnership” within the meaning of Section 731(c)(3)(C)(i) and the recipient is an “eligible partner” within the meaning of Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether they qualify as an “investment partnership.” Assuming they so qualify, if a Partner is an “eligible partner,” which term should include a Partner whose contributions to the Fund consisted solely of cash and/or securities, the recharacterization rule described above would not apply.

In determining whether, if at all, the Fund should distribute stocks or securities to a particular Partner, the General Partner intends to attempt to take into account the tax consequences to the Fund and the remaining Partners, as well as the desirability of making the distribution in light of the Fund’s investment program.

Foreign Taxes

It is possible that certain dividends and interest received by the Master Fund from sources within foreign countries will be subject to withholding taxes imposed by those countries. In addition, the Master Fund may also be subject to capital gains taxes in some of the foreign countries where it purchases and sells securities. Tax treaties between certain countries and the United States may reduce those taxes. It is impossible to predict in advance the rate of foreign tax the Master Fund will pay, because the amount of the Master Fund’s assets to be invested in various countries is not known.

Each Partner in the Core Alternatives Institutional Fund will be informed of the Partner’s proportionate share of the foreign taxes paid by the Master Fund, which the Partner will be required to include in income for federal income tax purposes. The Partners generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their federal income taxes. A Partner that is tax-exempt will not ordinarily benefit from such credit or deduction.

Unrelated Business Taxable Income

Generally, an exempt organization (including, for example, a charity or a tax-qualified retirement plan) is exempt from federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(1) This type of income is exempt even if it is realized from securities trading activity that constitutes a trade or business.

This general exemption from tax does not apply to the UBTI of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through a partnership) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function. With respect to investments in partnerships (and other entities classified as partnerships for federal income tax purposes) engaged in a trade or business other than securities trading, the Master Fund’s income (or loss) from these investments may constitute UBTI.

UBTI also includes “unrelated debt-financed income,” which generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year, and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of such disposition.  “Acquisition indebtedness” may include both debt incurred by the exempt organization to finance its investment in the Fund and debt incurred by the Master Fund.

(1)  With certain exceptions, tax-exempt organizations that are private foundations are subject to a 2% federal excise tax on their “net investment income.” The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

The Master Fund may incur “acquisition indebtedness” with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service that generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Master Fund will treat its short sales of securities as not involving “acquisition indebtedness” and therefore not resulting in UBTI.(2) To the extent the Master Fund recognizes income (i.e., dividends and interest) from securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of such income that will be treated as UBTI generally will be based on the percentage that the “average acquisition indebtedness” incurred with respect to such securities is of the “average amount of the adjusted basis” of such securities during the taxable year. Indebtedness incurred by an exempt organization to acquire or to carry its investment in the Fund will also be treated as “acquisition indebtedness” for these purposes.

To the extent the Master Fund recognizes gain from securities with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain that will be treated as UBTI will be based on the percentage that the highest amount of such “acquisition indebtedness” is of the “average amount of the adjusted basis” of such securities during such period. In determining the unrelated debt-financed income of the Master Fund, an allocable portion of deductions directly connected with the Master Fund’s debt-financed property is taken into account. Thus, for instance, a percentage of losses, if any, from debt-financed securities (based on the debt/basis percentage calculation described above) may offset gains treated as UBTI.

Because the calculation of the Master Fund’s “unrelated debt-financed income” is complex and will depend in large part on the amount of leverage, if any, used by the Master Fund from time to time,(3) it is impossible to predict what percentage of the Core Alternatives Institutional Fund’s income and gains will be treated as UBTI for a Partner that is an exempt organization. An exempt organization’s share of the income or gains of the Core Alternatives Institutional Fund that is treated as UBTI cannot be offset by losses of the exempt organization either from the Fund or otherwise, unless those losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Master Fund generates UBTI, the applicable federal tax rate for an exempt organization that is a Partner in the Core Alternatives Institutional Fund generally will be either the corporate or the trust tax rate, depending upon the nature of the particular exempt organization.(4) However, a charitable remainder trust that has UBTI is subject to a 100% excise tax on the amount of that UBTI under Section 664(c)(2) of the Code. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. The Core Alternatives Institutional Fund will be required to report to a Partner that is an exempt organization information as to the portion, if any, of its allocated income and gains from the Master Fund for each year which will be treated as UBTI. The calculation of this amount with respect to transactions entered into by the Master Fund may be highly complex, and there is no assurance that the Fund’s calculation of UBTI will be accepted by the Service.

In general, if UBTI is allocated to an exempt organization such as a tax-qualified retirement plan or a private foundation, the portion of the Master Fund’s income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization’s income and gains from other investments that are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.(5) However, a title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor that is an exempt organization should consult its tax adviser with respect to the tax consequences of receiving UBTI from the Fund. (See “ERISA Plans and Other Tax-Exempt Entities” below.)

Certain Issues Pertaining to Specific Exempt Organizations

Private Foundations.  Private foundations and their managers are subject to excise taxes if they invest “any amount in such a manner as to jeopardize the carrying out of any of the foundation’s exempt purposes.” This rule requires a foundation manager, in

(2)  Moreover, income realized from option writing and futures contract transactions generally should not constitute UBTI.

(3)  The calculation of a particular exempt organization’s UBTI will also be affected if it incurs indebtedness to finance its investment in the Fund.

(4)  An exempt organization is generally required to make estimated tax payments with respect to its UBTI.

(5)  Certain exempt organizations that realize UBTI in a taxable year will not constitute “qualified organizations” for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Limited Partner should consult its tax adviser in this regard.

making an investment, to exercise “ordinary business care and prudence” under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation’s portfolio.

To avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its “distributable amount,” which includes, among other things, the private foundation’s “minimum investment return,” defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation’s exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation’s investment in the Fund will probably be classified as a nonfunctionally related asset. A determination that Units in the Fund are nonfunctionally related assets could conceivably cause cash flow problems for a prospective Partner that is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its Units in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

In some instances, an investment in the Fund by a private foundation may be prohibited by the “excess business holdings” provisions of the Code. For example, if a private foundation (either directly or together with a “disqualified person”) acquires, indirectly, more than 20% of the capital interest or profits interest in the Master Fund, the private foundation may be considered to have “excess business holdings.” If this occurs, such foundation may be required to divest itself of its units in the Fund to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Master Fund is “passive” within the applicable provisions of the Code and Regulations. Although there can be no assurance, the General Partner believes that the Master Fund will meet this 95% gross income test.

A substantial percentage of investments of certain “private operating foundations” may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

Endowment Funds.  Investment managers of endowment funds should consider whether the acquisition of Units is legally permissible. This is not a matter of federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Fund. State and local laws often differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Partner’s allocable share of the taxable income or loss of the Fund generally will be required to be included in determining the Partner’s reportable income for state and local tax purposes in the jurisdiction in which he is a resident. A partnership in which the Master Fund acquires an interest may conduct business in a jurisdiction that will subject to tax a Partner’s share of the partnership’s income from that business. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in their jurisdiction of residence.

ERISA Plans and Other Tax-Exempt Entities

Prospective investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and/or Section 4975 of the Code, including employee benefit plans, individual retirement accounts, Keogh plans, and other tax-exempt entities, may not purchase or hold Units in the Core Alternatives Institutional Fund (except to the extent a tax-exempt entity is an investor in a Partner, provided such Partner is not an entity the underlying assets of which constitute the assets of a plan(s) subject to ERISA and/or Section 4975 of the Code).

TEI INSTITUTIONAL FUND

Taxation of the Offshore Fund

The tax status of the Offshore Fund and its members under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that the Offshore Fund is owned, managed, and operated as contemplated, and on the assumption that shares of the Offshore Fund will be held by the Fund and that Units of the Fund will be held by tax-exempt investors. The summary is based on existing laws as applied on the date of this Prospectus but no representation is made or intended (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the IRS will agree with the interpretation described below. Prospective investors should consult their own tax and legal advisers with respect to the tax consequences of the purchase, holding, redemption, sale, or transfer of Interests.

The Offshore Fund will be treated as a corporation for U.S. federal income tax purposes.

Aside from certain 30% withholding taxes (discussed below), the Offshore Fund generally will not be subject to taxation by the United States on income or gain realized by the Master Fund from its stock, securities, commodities or derivatives trading for a taxable year, provided that the Offshore Fund is not engaged or deemed to be engaged in a U.S. trade or business during a taxable year to which any such income, gain, or loss of the Master Fund is treated as effectively connected. An investment in the Master Fund should not, by itself, cause the Offshore Fund to be engaged in a U.S. trade or business for the foregoing purpose, so long as (1) the Master Fund is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume, offset, assign or otherwise terminate positions in derivatives with customers, (2) the U.S. business activities of the Master Fund consist solely of trading in stock, securities, commodities, and derivatives for its own account (and, in the case of commodities, is limited to trading in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated there), and (3) any entity treated as a partnership for U.S. Federal income tax purposes in which the Master Fund invests is not deemed to be engaged in a U.S. trade or business.

With respect to (3) above, the Offshore Fund has no control over whether entities treated as partnerships for U.S. federal income tax purposes in which the Master Fund invests are engaged or deemed to be engaged in a U.S. trade or business. However, the Master Fund intends to use reasonable efforts to reduce or eliminate the extent to which it allocates investment assets to entities treated as partnerships for U.S. Federal income tax purposes that are engaged or deemed to be engaged in a U.S. trade or business.

In the event that the Master Fund were found to be engaged in a U.S. trade or business, the Offshore Fund would be required to file a U.S. Federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. corporate income tax rates on the portion of its income that is treated as effectively connected with such U.S. trade or business, and an additional 30% branch profits tax would be imposed under Section 884 of the Code on profits deemed repatriated from the United States. In addition, in such event, the Master Fund would be required under Section 1446 of the Code to withhold taxes with respect to the “effectively connected” income or gain allocable to the Offshore Fund (which withholding taxes would be applied toward the Offshore Fund’s tax liabilities).

Assuming that the Master Fund is not engaged in a U.S. trade or business, the Offshore Fund will be subject to withholding of Federal income tax at a 30% rate on its allocable share of the Master Fund’s U.S.-source dividend income and other U.S.-source fixed or determinable annual or periodic gains, profits, or income as defined in Section 881(a) of the Code other than most forms of interest income.  The Master Fund will also generally not qualify for any tax treaty benefits with respect to the Offshore Fund’s allocable shares of dividends, interest and gains on securities that are subject to foreign withholding taxes.

The Offshore Fund does not expect to maintain significant cash reserves, but generally intend to invest any cash reserves that may exist in a manner so as not to be subject to 30% withholding.

The U.S. Foreign Account Tax Compliance Act (“FACTA”) imposes a 30% withholding tax on U.S. persons holding offshore accounts and on certain “withholdable payments” made to “foreign financial institutions” which do not provide information about their U.S. accounts to the Internal Revenue Service.  A “withholdable payment” is generally any U.S. source income, such as interest, dividends, rents, royalties and other fixed or determinable income (“FDAP”).  Non-U.S. private funds, such as the Offshore Fund, will generally qualify as foreign financial institutions (“FFI”).  In order for an offshore fund to avoid withholding, it must enter into an agreement with the U.S. Treasury to identify its U.S. investors.  It is likely that the Offshore Fund will have to enter into such an agreement with the U.S. Treasury to identify its U.S. investors or, beginning July 1, 2014, it may be subject to U.S. withholding tax on payments it receives.  Investors who do not provide required information may also be subject to withholding.

From time to time, legislation has been introduced that would treat certain offshore corporations that are managed or controlled in the United States as U.S. corporations for federal income tax purposes.  If this legislation were to pass and is applicable to the Offshore Fund, the Offshore Fund would be subject to U.S. federal income tax.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE SPECIFIC FEDERAL, STATE, LOCAL, U.S. AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE AND OWNERSHIP OF AN INTEREST IN THE

FUND AND/OR THE FILING REQUIREMENTS, IF ANY, ASSOCIATED WITH THE PURCHASE AND OWNERSHIP OF AN INTEREST IN THE FUND.

Investment by Tax-Qualified Retirement Plans and other Tax-Exempt Investors

Tax-qualified pension and profit-sharing plans (including Keogh or HR-l0 plans), traditional and Roth individual retirement accounts described in Sections 408 and 408A of the Code, respectively (“IRAs”), educational institutions, and other investors exempt from taxation under Section 501 of the Code are generally exempt from Federal income tax except to the extent that they recognize UBTI. UBTI is income from an unrelated trade or business regularly carried on, excluding various types of investment such as dividends, interest, certain rental income, and capital gain, so long as not derived from debt-financed property. If a tax-exempt organization is a partner in a partnership that generates UBTI, the UBTI of the partnership will pass through to the organization. In addition, UBTI includes income derived from debt-financed property, i.e., property as to which there is “acquisition indebtedness”. Acquisition indebtedness is the unpaid amount of any debt incurred directly or indirectly to acquire or improve the property. During the period that any acquisition indebtedness is outstanding, a pro rata share of the income from the property will generally be UBTI based on the ratio of the average outstanding principal balance of the debt to the average tax basis of the property during the applicable tax year. To the extent the Master Fund holds debt-financed property or property primarily for sale to customers or becomes actively involved in trading securities, income attributable to such property or activity could constitute UBTI to a direct investor in the Master Fund. But, no such UBTI from the Master Fund should be attributable to a shareholder of the Offshore Fund or an investor in the TEI Institutional Fund, because UBTI generally should not pass through a corporation such as the Offshore Fund to its U.S. direct or indirect tax-exempt investors.

Because all shares of the Offshore Fund will be owned by the TEI Institutional Fund, which is a U.S. person for Federal income tax purposes, the Offshore Fund will be considered a controlled foreign corporation (“CFC”) for U.S. Federal income tax purposes. Income of a CFC is taxable as UBTI to a tax-exempt entity only if the income consists of certain kinds of insurance income as defined in Section 512(b)(17) of the Code. The Offshore Fund does not expect to generate UBTI of this type. Accordingly, the TEI Institutional Fund believes that income of the TEI Institutional Fund allocable to tax-exempt investors should not constitute UBTI.

If an investor incurs debt to finance the acquisition of a Unit, that acquisition indebtedness will separately cause income and gain from the TEI Institutional Fund to become UBTI under the rules applicable to debt-financed income. Each investor should consult its own tax adviser to determine whether any particular indebtedness of that investor may give rise to such debt-financed income as a result of an investment in the TEI Institutional Fund.

The foregoing discussion is intended to apply primarily to exempt organizations that are tax-qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as “charitable remainder trusts” that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. For these reasons, the Fund is not an appropriate investment for a charitable remainder trust.

U.S. TAX-EXEMPT INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN A FUND.

Investment by Benefit Plans and IRAs

This section sets forth certain consequences under ERISA and Section 4975 of the Code which a fiduciary of an “employee benefit plan” as defined in and subject to ERISA (an “ERISA Plan”) or of a “plan” as defined in and subject to Section 4975 of the Code should consider before investing or deciding to invest the plan’s assets in the TEI Institutional Fund (such ERISA Plans and other “plans” being referred to herein as “Plans,” and such fiduciaries being referred to herein as “Plan Fiduciaries”). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary’s own counsel.

In general, the terms “employee benefit plan” as defined in ERISA and “plan” as defined in Section 4975 of the Code together refer to any plan or account of various types which provide retirement benefits or welfare benefits to an individual or to an employer’s employees and their beneficiaries. Such plans and accounts include, but are not limited to, pension and profit-sharing plans (including

“Section 401(k) plans”), “simplified employee pension plans,” non-ERISA Keogh plans for self-employed individuals (including partners), IRAs, and medical benefit plans.

Each Plan Fiduciary of an ERISA Plan who has investment discretion must give appropriate consideration to the facts and circumstances that are relevant to an investment in the TEI Institutional Fund, including the role an investment in the TEI Institutional Fund plays in the ERISA Plan’s investment portfolio and the projected return of the ERISA Plan’s total portfolio relative to the ERISA Plan’s funding objectives. Each such Plan Fiduciary of an ERISA Plan, before deciding to invest in the TEI Institutional Fund, must be satisfied that investment in the TEI Institutional Fund is a prudent investment for the ERISA Plan, that the investments of the ERISA Plan, including the investment in the TEI Institutional Fund, are diversified so as to minimize the risk of large losses (unless, under the circumstances, it is clearly prudent not to do so), and that an investment in the TEI Institutional Fund complies with the documents of the ERISA Plan and related trust. If a Plan Fiduciary of an ERISA Plan breaches his or her fiduciary responsibilities with regard to selecting an investment for an ERISA Plan, the Plan Fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

A Plan Fiduciary of an ERISA Plan, such as a directed trustee, who invests ERISA Plan assets in the TEI Institutional Fund at the direction of another Plan Fiduciary or, in the case of a participant-directed ERISA Plan, at the direction of an ERISA Plan participant or beneficiary, generally has only limited fiduciary responsibility under ERISA with respect to the investment. Also, a Plan Fiduciary who has control over the availability of investments in a participant-directed ERISA Plan has fiduciary responsibility to monitor such investments. Such Plan Fiduciaries should consult with legal counsel to ensure that investment in the TEI Institutional Fund is consistent with their fiduciary responsibilities under ERISA.

Because the TEI Institutional Fund will be registered as an investment company under the 1940 Act, the underlying assets of the TEI Institutional Fund will not be considered “plan assets” of the Plans investing in the TEI Institutional Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules or the prohibited transaction rules of Section 4975 of the Code. Thus, the Investment Managers will not, solely as a result of the Plan’s investment in the TEI Institutional Fund, be fiduciaries with respect to the assets of any Plan that becomes a Partner of the TEI Institutional Fund.

The Board will require a Plan proposing to invest in the TEI Institutional Fund to represent that it, and any Plan Fiduciaries responsible for the Plan’s investments, are aware of and understand the TEI Institutional Fund’s investment objective, policies, and strategies, that the decision to invest Plan assets in the TEI Institutional Fund was made with appropriate consideration of relevant investment factors with regard to the Plan, and, with respect to an ERISA Plan, that the decision to invest ERISA Plan assets in the TEI Institutional Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Certain prospective Plan investors may currently maintain relationships with the Investment Managers or one or more investment advisers of Adviser Funds in which the Master Fund will invest, or with other entities that are affiliated with the Investment Managers or such investment advisers. Each of such persons may be deemed to be a “party in interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code) with respect to, and/or a fiduciary of, any Plan to which it (or an affiliate) provides investment management, investment advisory, or other services. ERISA and Section 4975 of the Code prohibit Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a Plan Fiduciary from using its fiduciary authority, control or responsibility to cause the Plan to make an investment from which it or certain third parties in which such Plan Fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with legal counsel to determine if participation in the TEI Institutional Fund is a transaction that is prohibited by ERISA or the Code, and will be required to represent that the purchase of Units in the TEI Institutional Fund is not such a prohibited transaction. Plan Fiduciaries also will be required to represent that the decision to invest in the TEI Institutional Fund was made by them as fiduciaries that are independent of such affiliated persons, that are duly authorized to make such investment decisions, and that have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the TEI Institutional Fund.

The foregoing statements regarding the consequences under ERISA and the Code of an investment in the TEI Institutional Fund are based on the provisions of the Code and ERISA as in effect on May 1, 2014, and the then-existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that will not make the foregoing statements incorrect or incomplete.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY THE BOARD, THE INVESTMENT MANAGERS, OR ANY OTHER PARTY RELATED TO THE FUND THAT THIS INVESTMENT MEETS THE LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH THE INVESTMENT DISCRETION

SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN THE FUND IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

BOTH FUNDS

FOR ADDITIONAL INFORMATION ON AN INVESTMENT IN THE FUNDS, SEE “CERTAIN TAX CONSIDERATIONS” IN THE SAI. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE SPECIFIC FEDERAL, STATE, LOCAL, U.S. AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE AND OWNERSHIP OF UNITS IN A FUND AND/OR THE FILING REQUIREMENTS, IF ANY, ASSOCIATED WITH THE PURCHASE AND OWNERSHIP OF UNITS IN A FUND.

HATTERAS CORE ALTERNATIVES INSTITUTIONAL FUND, L.P.

HATTERAS CORE ALTERNATIVES TEI INSTITUTIONAL FUND, L.P.

8540 Colonnade Center Drive

Suite 401

Raleigh, NC 27615

888.363.2324

Investment Managers	Fund Counsel
Hatteras Investment Partners, LLC	Drinker Biddle & Reath LLP
8540 Colonnade Center Drive	One Logan Square, Suite 2000
Suite 401	Philadelphia, PA 19103
Raleigh, NC 27615
Independent Registered Public Accounting Firm

Morgan Creek Capital Management, LLC	[ ]
301 West Barbee Chapel Road	[Address]
Suite 200	[Address]
Chap Hill, NC 27507	[Address]

Distributor	Custodian Banks
Hatteras Capital Distributors, LLC	UMB Bank, N.A.
8540 Colonnade Center Drive	1010 Grand Boulevard
Suite 401	Kansas City, MO 64106
Raleigh, NC 27615
U.S. Bank National Association
Transfer Agent / Administrator	800 Nicollet Mall
UMB Fund Services, Inc.	Minneapolis, MN 55402
235 W Galena Street
Milwaukee, WI 53212

THE INFORMATION IN THE STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

HATTERAS CORE ALTERNATIVES INSTITUTIONAL FUND, L.P.

HATTERAS CORE ALTERNATIVES TEI INSTITUTIONAL FUND, L.P.

8540 Colonnade Center Dr., Suite 401

Raleigh, NC 27615

Telephone (888) 363-2324

STATEMENT OF ADDITIONAL INFORMATION

[        ], 2014

THIS STATEMENT OF ADDITIONAL INFORMATION (“SAI”) IS NOT A PROSPECTUS AND SHOULD BE READ WITH THE PROSPECTUS DATED [          ], 2014. CAPITALIZED TERMS USED HEREIN BUT NOT OTHERWISE DEFINED SHALL HAVE THE SAME MEANING AS IN THE PROSPECTUS.  A COPY OF THE PROSPECTUS MAY BE OBTAINED BY CONTACTING THE FUNDS AT THE TELEPHONE NUMBER OR ADDRESS SET FORTH ABOVE.

PAGE
PURCHASE TERMS
INVESTMENT POLICIES AND PRACTICES
CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES
RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS
SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES
OTHER POTENTIAL RISKS AND ADDITIONAL INVESTMENT INFORMATION
BOARDS OF DIRECTORS AND OFFICERS
CODES OF ETHICS
PROXY VOTING POLICIES AND PROCEDURES
INVESTMENT MANAGEMENT SERVICES
CONFLICTS OF INTEREST RELATING TO THE INVESTMENT MANAGERS
CONFLICTS OF INTEREST RELATING TO ADVISERS
CERTAIN TAX CONSIDERATIONS
ERISA AND RELATED CONSIDERATIONS
BROKERAGE
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL
CUSTODIANS
FUND SERVICING FEE
SUMMARY OF AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENTS
REPORTS TO PARTNERS
ANTI-MONEY LAUNDERING CONSIDERATIONS
FISCAL YEARS
FUND ADVERTISING AND SALES MATERIAL
FINANCIAL STATEMENTS
APPENDIX A INDUSTRY CLASSIFICATIONS	A-1
APPENDIX B FINANCIAL STATEMENTS	B-1

PURCHASE TERMS

Units of limited partnership interest (“Units”) are being offered only to qualified investors that meet all requirements to invest in the Hatteras Core Alternatives Institutional Fund, L.P. (the “Core Alternatives Institutional Fund”) or the Hatteras Core Alternatives TEI Institutional Fund, L.P. (the “TEI Institutional Fund”). The minimum initial investment in each of the Core Alternatives Institutional Fund and the TEI Institutional Fund (each a “Fund” and together, the “Funds”) by an investor is $50,000 and the minimum additional investment is $5,000.  However, Hatteras Investment Management, LLC, the general partner of each Fund and the Master Fund (as defined below) (the “General Partner”), in its sole discretion, may modify this minimum from time to time.  Interests of the Core Alternatives Institutional Fund were offered in a private placement to limited partners (each, a “Partner” and together, the “Partners”) from January 1, 2007 until October 1, 2008.  Interests of the TEI Institutional Fund were offered in private placement to Partners from February 1, 2007 until October 1, 2008.  Each Fund commenced the public offering of the Units on November 3, 2008 and has publicly offered Units since that time.

Before an investor may invest in a Fund, the investor must certify that it is a qualified investor, that it meets other requirements for investment, and that the investor will not transfer its Units without the prior consent of the applicable Fund.

The Prospectus, which incorporates by reference this SAI, offers Units of the Core Alternatives Institutional Fund and TEI Institutional Fund.  Partners should be aware that by combining the Prospectus of each Fund into one document, there is the possibility that one Fund may become liable for any misstatements in the Prospectus about the other Fund. To the extent that a Fund incurs such liability, a Partner’s investment in such Fund could be adversely affected.

INVESTMENT POLICIES AND PRACTICES

The investment objective and principal investment strategies of each Fund, as well as the principal risks associated with each Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

FUNDAMENTAL POLICIES

Each Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the applicable Fund, are listed below. Within the limits of these fundamental policies, each Fund’s management has reserved freedom of action. As defined in the Investment Company Act of 1940, as amended (the “1940 Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of security holders duly called, (a) of 67% or more of the Units (by value) present at such meeting, if the holders of more than 50% of the Units (by value) of the applicable Fund are present or represented by proxy; or (b) of more than 50% of the Units (by value), whichever is less.

The Hatteras Core Alternatives Offshore Institutional Fund, LDC (the “Offshore Fund”) and the Hatteras Master Fund, L.P. (the “Master Fund”) have substantially the same fundamental policies as the Funds; such policies cannot be changed without the approval of the Board of Directors of the TEI Institutional Fund, in the case of the Offshore Fund, and a majority (as such majority vote is defined in the preceding paragraph) of the outstanding voting securities of the Master Fund, in the case of the Master Fund.  Except to the extent permitted by the 1940 Act, the rules and regulations thereunder, or interpretations, orders, or other guidance provided by the Securities and Exchange Commission (the “SEC”) or its staff, each of the Funds and Master Fund may not:

•                  Issue senior securities or borrow money, except to the extent permitted by Section 18 of the 1940 Act or as otherwise permitted by the SEC;

•                  Underwrite securities of other issuers, except insofar as a Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities;

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•                  Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements and except as permitted under the 1940 Act;

•                  Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of any one issuer or of two or more issuers which a Fund or the Master Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses;

•                  Invest 25% or more of the value of its total assets in private investment funds (“Adviser Funds”) that, in the aggregate, have investment programs that focus on investing in any single industry;

•                  Purchase or sell real estate (although it may purchase securities secured by real estate or interests therein, or securities issued by companies that invest in real estate, or interests therein), except that it may hold for prompt sale and sell real estate or interests in real estate to which it may gain an ownership interest through the forfeiture of collateral securing loans or debt securities held by it; and

•                  Purchase or sell commodities or commodities contracts or oil, gas or mineral programs, except that it may enter into (i) futures and options on futures and (ii) forward contracts.

For purposes of each Fund’s policy not to concentrate its investments as described above, each Fund has adopted the industry classifications as set forth in Appendix A to this SAI.

For purposes of each Fund’s policy not to concentrate its investments as described above, no Fund will invest 25% or more of its assets in an Adviser Fund that it knows concentrates its assets in a single industry.

No other policy, including the investment objective of each Fund, the Offshore Fund, or the Master Fund is a fundamental policy of such Fund.  The Board of Directors may modify a Fund’s borrowing policies subject to applicable law, including any required shareholder approval.

Under the 1940 Act, the Funds, the Master Fund and the Adviser Accounts (as defined below) are not permitted to borrow for any purposes if, immediately after such borrowing, a Fund would have an asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock.

Neither the Funds nor the Master Fund can issue “senior securities,” except as permitted by the 1940 Act. Nevertheless, the Master Fund may engage in certain investment activities for which assets of each Fund or the Master Fund may be designated as segregated, or for which margin, collateral or escrow arrangements may be established, to cover certain obligations of a Fund or the Master Fund. Examples of those activities include borrowing money, reverse repurchase agreements, delayed-delivery and when-issued arrangements for portfolio securities transactions, and contracts to buy or sell derivatives, hedging instruments, options or futures.

With respect to these investment restrictions and other policies described in this SAI (except each Fund’s and the Master Fund’s policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of a Fund’s or the Master Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Core Alternatives Institutional Fund’s investment policies and restrictions do not apply to the activities and transactions of the Adviser Funds in which the assets of the Core Alternatives Institutional Fund are invested through the Master Fund (or the investment funds in which the Master Fund’s assets are invested), but will apply to investments made by the Core Alternatives Institutional Fund directly (or any account consisting solely of the Core Alternatives Institutional Fund’s assets).  The TEI Institutional Fund’s investment policies and restrictions do not apply to the activities and transactions of the Adviser Funds in which the assets of the TEI Institutional Fund are invested through the Offshore Fund and the Master Fund, but will apply to investments made by the TEI Institutional Fund directly (or any account consisting solely of the TEI Institutional Fund’s assets).

Each Fund’s, the Offshore Fund’s and the Master Fund’s investment objective is not in itself fundamental, and may be changed by the approval of each Fund’s applicable Board of Directors, and without the approval of the Partners.

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CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

As discussed in the Prospectus, to pursue its objective, the Core Alternatives Institutional Fund invests substantially all of its assets in the Master Fund.  The TEI Institutional Fund, to pursue its objective, invests substantially all of its assets in the Offshore Fund, which in turn invests substantially all of its assets in the Master Fund.  The Master Fund primarily invests in Adviser Funds that are managed by independent trading advisers (“Advisers”) that employ a wide range of specialized investment strategies that each individually offers the potential for attractive investment returns and which, when blended together within the Master Fund’s portfolio, are designed to produce an overall investment exposure that has a low correlation to the general performance of equity, debt and other markets. Adviser Funds may be either U.S. private investment funds or certain qualifying non-U.S. private investment funds. The Master Fund may also on occasion retain an Adviser to manage a designated segment of the Master Fund’s assets (each, an “Adviser Account”) in accordance with the Adviser’s investment program. Additional information regarding the types of securities and financial instruments in which Advisers may invest the assets of Adviser Funds and Adviser Accounts, and certain of the investment techniques that may be used by Advisers, is set forth below.  Detailed information on the investment strategies in which the Advisers invest is set forth in the Prospectus under the section titled “INVESTMENT OBJECTIVE AND STRATEGIES — INVESTMENT STRATEGIES.”

EQUITY SECURITIES

The investment portfolios of Adviser Funds and Adviser Accounts will include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Advisers may generally invest Adviser Funds and Adviser Accounts in equity securities without restriction. These investments may include securities of companies with small to medium-sized market capitalizations, including “micro cap” companies and growth stage companies. The securities of certain companies, particularly smaller-capitalization companies, involve higher risks in some respects than do investments in securities of larger companies.  For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks, and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, “blue-chip” companies.  In addition, due to thin trading in the securities of some small-capitalization companies, an investment in those companies may be illiquid.

FIXED-INCOME SECURITIES

Adviser Funds and Adviser Accounts may invest in fixed-income securities. An Adviser will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive, and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

Adviser Funds and Adviser Accounts may invest in both investment grade and non-investment grade debt securities (commonly referred to as “junk bonds”). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by an Adviser to be of comparable quality.

An Adviser Fund’s or Adviser Account’s investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may

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involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

NON-U.S. SECURITIES

Adviser Funds and Adviser Accounts may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which Adviser Funds and Adviser Accounts may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in this SAI under “RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS — NON-U.S. INVESTMENTS.”

As a general matter, Adviser Funds and Adviser Accounts are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, an Adviser Fund or Adviser Account may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Adviser Fund’s or Adviser Account’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Adviser Fund or Adviser Account for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Adviser Fund or Adviser Account anticipates purchasing or selling a non-U.S. security. This technique would allow the Adviser Fund or Adviser Account to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Adviser Fund’s or Adviser Account’s existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Adviser Fund’s or Adviser Account’s non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue a Fund’s or an Adviser Fund’s investment objective, such as when an Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Master Fund’s or Adviser Fund’s investment portfolio.

ADRs involve substantially the same risks as investing directly in securities of non-U.S. issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that show evidence of underlying securities issued by a non-U.S. corporation. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers.

MONEY MARKET INSTRUMENTS

The Master Fund, Adviser Funds and Adviser Accounts may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as the Master Fund’s investment co-managers, Hatteras Investment Partners, LLC and Morgan Creek Capital Management, LLC (together, the “Investment Managers”) or an Adviser deems appropriate under the circumstances. The Master Fund or Adviser Funds also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

REPURCHASE AGREEMENTS

Repurchase agreements are agreements under which the Master Fund, an Adviser Fund or Adviser Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities

4

dealer that agrees to repurchase the securities from the Company at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Master Fund, Adviser Fund or Adviser Account would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Master Fund, Adviser Fund or Adviser Account might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Master Fund has adopted specific policies designed to minimize certain of the risks of loss from the Master Fund’s use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to an Adviser Fund or Adviser Account. Reverse repurchase agreements are a form of leverage which also may increase the volatility of an Adviser Fund’s or Adviser Account’s investment portfolio.

SPECIAL INVESTMENT TECHNIQUES

Adviser Funds and Adviser Accounts may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques Adviser Funds and Adviser Accounts may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Adviser Funds or Adviser Accounts may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that an Adviser Fund or Adviser Account may suffer losses as a result of its hedging activities.

OPTIONS AND FUTURES

The Advisers may utilize options and futures contracts. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, an Adviser Fund or Adviser Account bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, an Adviser may have difficulty closing out its position. Over-the-counter options purchased and sold by Adviser Funds and Adviser Accounts may include options on baskets of specific securities.

The Advisers may purchase call and put options on specific securities, on indices, on currencies or on futures, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which an Adviser Fund or Adviser Account owns the underlying security. The sale of such an option exposes an Adviser Fund or Adviser Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on an Adviser Fund’s or Adviser Account’s books. The sale of such an option exposes the seller during the

5

term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Adviser Funds and Adviser Accounts need not be covered.

An Adviser Fund or Adviser Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Adviser Fund or Adviser Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, an Adviser would ordinarily effect a similar “closing sale transaction,” which involves liquidating a position by selling the option previously purchased, although the Adviser could exercise the option should it deem it advantageous to do so.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by Adviser Funds and Adviser Accounts could cause the Master Fund to be a commodity pool, which would require the Master Fund to comply with certain rules of the CFTC.  The Funds have claimed an exemption from registration as a “Commodity Pool Operator” under Rule 4.5 of the Commodity Exchange Act, as amended, (the “CEA”) and therefore are not subject to registration as Commodity Pool Operators under the CEA.  HIP and MCCM are also exempt from registration as Commodity Pool Operators under the CEA.  The Funds do not trade commodity interests directly and the Investment Managers do not allocate more than 50% of the Master Fund’s assets to Adviser Funds that trade commodity interests.

Adviser Funds and Adviser Accounts may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of a Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting an Adviser Fund or Adviser Account to substantial losses.

Successful use of futures also is subject to an Adviser’s ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Some or all of the Advisers may purchase and sell stock index futures contracts for an Adviser Fund or Adviser Account. A stock index future obligates an Adviser Fund or Adviser Account to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

Some or all of the Advisers may purchase and sell interest rate futures contracts for an Adviser Fund or Adviser Account. A contract for interest rate futures represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Advisers may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

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OPTIONS ON SECURITIES INDEXES

Some or all of the Advisers may purchase and sell for the Adviser Funds and Adviser Accounts call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by an Adviser of options on stock indexes will be subject to the Adviser’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

WARRANTS AND RIGHTS

Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

SWAP AGREEMENTS

The Advisers may enter into equity, interest rate, index and currency rate swap agreements on behalf of Adviser Funds and Adviser Accounts. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Forms of swap agreements include: interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by an Adviser Fund or Adviser Account would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, an Adviser Fund’s or Adviser Account’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, an Adviser Fund’s or Adviser Account’s risk of loss consists of the net amount of payments that it contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by an Adviser in whose investment vehicles the Master Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Master Fund may enter into swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Master Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Master Fund does not currently intend to use swaps or other derivatives in this manner.

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LENDING PORTFOLIO SECURITIES

An Adviser Fund or Adviser Account may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Adviser Fund or Adviser Account continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Adviser Fund or Adviser Account an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. An Adviser Fund or Adviser Account generally will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Adviser Fund or Adviser Account might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Adviser Fund or Adviser Account.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

To reduce the risk of changes in securities prices and interest rates, an Adviser Fund or Adviser Account may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Adviser Fund or Adviser Account enters into the commitment, but the Adviser Fund or Adviser Account does not make payment until it receives delivery from the counterparty. After an Adviser Fund or Adviser Account commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose an Adviser Fund or Adviser Account to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when an Adviser Fund or Adviser Account is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of an Adviser Fund or Adviser Account. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by an Adviser Fund or Adviser Account on a forward basis will not honor its purchase obligation. In such cases, the Adviser Fund or Adviser Account may incur a loss.

EACH FUND MAY CHANGE ITS INVESTMENT OBJECTIVE, POLICIES, RESTRICTIONS, STRATEGIES, AND TECHNIQUES.

Except as otherwise indicated, the Funds, the Offshore Fund and the Master Fund may each change their respective investment objectives and any of their respective policies, restrictions, strategies, and techniques without Partner approval. The Funds’, the Offshore Fund’s and the Master Fund’s investment objective is not a fundamental policy and it may be changed by the respective Board of Directors without Partner approval. Notice will be provided to Partners prior to any such change.

RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS

All securities investing and trading activities involve the risk of loss of capital. While the Investment Managers will attempt to moderate these risks, there can be no assurance that the Master Fund’s investment activities will be successful or that the Partners will not suffer losses. The following discussion sets forth some of the more significant risks associated with the styles of investing which may be utilized by one or more Advisers:

EQUITY SECURITIES

Advisers’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Advisers also may invest in depositary receipts relating to non-U.S. securities, which are subject to the risks affecting investments in foreign issuers discussed under “NON-U.S. INVESTMENTS,” below. Issuers of unsponsored depositary receipts are not obligated to disclose material

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information in the United States, and therefore, there may be less information available regarding such issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

BONDS AND OTHER FIXED INCOME SECURITIES

Adviser Funds and Adviser Accounts may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Adviser Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; U.S. government securities or debt securities issued or guaranteed by a non-U.S. government; municipal securities; and mortgage-backed and asset backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

NON-U.S. INVESTMENTS

It is expected that Adviser Funds and Adviser Accounts will invest in securities of non-U.S. companies and countries. Foreign obligations have risks not typically involved in domestic investments. Foreign investing can result in higher transaction and operating costs for the Master Fund. Foreign issuers are not subject to the same accounting and disclosure requirements to which U.S. issuers are subject and consequently, less information may be available to investors in companies located in such countries than is available to investors in companies located in the United States. The value of foreign investments may be affected by: exchange control regulations; fluctuations in the rate of exchange between currencies and costs associated with currency conversions; the potential difficulty in repatriating funds; expropriation or nationalization of a company’s assets; delays in settlement of transactions; changes in governmental economic or monetary policies in the Unites States or abroad; or other political and economic factors.

Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more developed markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Master Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems.

FOREIGN CURRENCY TRANSACTIONS

Adviser Funds and Adviser Accounts may engage in foreign currency transactions for a variety of purposes, including “locking in” the U.S. dollar price of a security between trade and settlement date, or hedging the U.S. dollar value of securities held in the Adviser Fund or Adviser Account. Adviser Funds and Adviser Accounts may also engage in foreign currency transactions for non-hedging purposes to generate returns.

Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. Foreign currency transactions may involve an Adviser Fund or Adviser Account agreeing to exchange an amount of a currency it does not currently own for another currency at a future date. An Adviser Fund or Adviser Account would typically engage in such a transaction in anticipation of a decline in the value of the currency it sells relative to the currency that the Adviser Fund or Adviser Account has contracted to receive in the exchange. An Adviser’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

An Adviser Fund or Adviser Account may enter into forward contracts (“forward contracts”) for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used for hedging

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purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when an Adviser anticipates purchasing or selling a non-U.S. security. This technique would allow the Adviser to “lock in” the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an existing holding of non-U.S. securities. Imperfect correlation may exist, however, between the non-U.S securities holdings of the Adviser Fund or Adviser Account, and the forward contracts entered into with respect to those holdings. In addition, forward contracts may be used for non-hedging purposes, such as when an Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the applicable investment portfolio. Generally, Adviser Funds are subject to no requirement that they hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.

SMALL CAPITALIZATION ISSUERS

Adviser Funds and Adviser Accounts may invest in smaller capitalization companies, including micro cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

DISTRESSED SECURITIES

Certain of the companies in whose securities the Adviser Funds or Adviser Accounts may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic factors affecting a particular industry or specific developments within the companies.  Such investments can result in significant or even total losses.  In addition, the markets for distressed investment assets are frequently illiquid.

Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers.  Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy court’s power to disallow, reduce, subordinate or disenfranchise particular claims.  Such companies’ securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies.  In addition, there is no minimum credit standard that is a prerequisite to an Adviser Fund’s or Adviser Account’s investment in any instrument, and a significant portion of the obligations and preferred stock in which an Adviser Fund or Adviser Account invests may be less than investment grade. Any one or all of the issuers of the securities in which an Adviser Fund or Adviser Account may invest may be unsuccessful or not show any return for a considerable period of time.  The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high.  There is no assurance that an Adviser will correctly evaluate the value of the assets collateralizing such Adviser Fund’s or Adviser Account’s loans or the prospects for a successful reorganization or similar action.  In any reorganization or liquidation proceeding relating to a company in which an Adviser Fund or Adviser Account invests, such Adviser Fund or Adviser Account may lose its entire investment, may be required to accept cash or securities with a value less than such Adviser Fund or Adviser Account’s original investment and/or may be required to accept payment over an extended period of time.  Under such circumstances, the returns generated from an Adviser Fund’s or Adviser Account’s investments may not compensate the investors adequately for the risks assumed.

In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be

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delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to an Adviser Fund or Adviser Account of the security in respect to which such distribution was made.

In certain transactions, an Adviser Fund or Adviser Account may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated.  This can result in losses, even if the proposed transaction is consummated.

PURCHASING INITIAL PUBLIC OFFERINGS

Adviser Funds and Adviser Accounts may purchase securities of companies in initial public offerings (“IPOs”) or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some IPOs may make it more difficult for an Adviser to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in IPOs are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or near-term prospects of achieving revenues or operating income. Further, when an Adviser Fund’s or Adviser Account’s asset base is small, a significant portion of an Adviser Fund’s or Adviser Account’s performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Adviser Fund or Adviser Account.

ILLIQUID PORTFOLIO INVESTMENTS

Adviser Funds and Adviser Accounts may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and an Adviser Fund or Adviser Account may not be able to sell them when the Adviser desires to do so or to realize what the Adviser perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over the counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

The Core Alternatives Institutional Fund’s investments in the Master Fund, and the TEI Institutional Fund’s investments in the Master Fund through the Offshore Fund, are themselves illiquid and subject to substantial restrictions on transfer. The Funds will typically have only limited rights to withdraw its investment in the Master Fund. The illiquidity of this investment may adversely affect a Fund if it sold such investment at an inopportune time. See “Repurchase Offers” in the Funds’ Prospectus.

PAYMENT IN KIND FOR REPURCHASED UNITS

The Funds do not expect to distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Funds or on Partners not requesting that their Units be repurchased, or that the Core Alternatives Institutional Fund has received distributions from the Master Fund, or that the TEI Institutional Fund has received distributions from the Master Fund via the Offshore Fund, consisting of securities of Adviser Funds or securities from such Adviser Funds that are transferable to the Partners. In the event that a Fund makes such a distribution of securities as payment for Units, Partners will bear any risks of the distributed securities (see “SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES” below) and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

SECURITIES BELIEVED TO BE UNDERVALUED OR INCORRECTLY VALUED

Securities that Advisers believe are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Advisers anticipate.  As a result, an Adviser Fund or

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Adviser Account in which the Master Fund invests may lose all or substantially all of its investment in any particular instance.  In addition, there is no minimum credit standard that is a prerequisite to an Adviser’s investment in any instrument and some obligations and preferred stock in which an Adviser invests may be less than investment grade.

EVENT-DRIVEN STRATEGIES

Event-driven strategies generally incur significant losses when proposed transactions are not consummated.  The consummation of mergers, tender offers, and exchange offers and other significant corporate events can be prevented or delayed by a variety of factors, including: (i) regulatory intervention; (ii) efforts by the target company to pursue a defensive strategy, including a merger with, or a friendly tender offer by, a company other than the offeror; (iii) failure to obtain the necessary shareholder approvals; (iv) adverse market or business conditions resulting in material change or termination of the pending transaction; (v) additional requirements imposed by law; and (vi) inability to obtain adequate financing.

ACTIVIST TRADING STRATEGY

The success of the Master Fund’s investments in Adviser Funds and Adviser Accounts that pursue an activist trading strategy may require, among other things:  (i) that the Adviser properly identify companies whose securities prices can be improved through corporate and/or strategic action; (ii) that the Adviser Funds and Adviser Accounts acquire sufficient securities of such companies at a sufficiently attractive price; (iii) that the Adviser Funds and Adviser Accounts avoid triggering anti-takeover and regulatory obstacles while aggregating its position; (iv) that management of companies and other security holders respond positively to the Adviser’s proposals; and (v) that the market price of a company’s securities increases in response to any actions taken by companies.  There can be no assurance that any of the foregoing will succeed.

Successful execution of an activist strategy will depend on the cooperation of security holders and others with an interest in the company.  Some security holders may have interests which diverge significantly from those of the Adviser Funds and Adviser Accounts and some of those parties may be indifferent to the proposed changes.  Moreover, securities that the Adviser believes are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Adviser anticipates, even if the Adviser Fund’s and Adviser Account’s strategy is successfully implemented.  Even if the prices for a company’s securities have increased, there is no assurance that the Adviser Fund and Adviser Account will be able to realize any increase in the price of such securities.

CONVERTIBLE BOND ARBITRAGE

The success of the investment activities involving convertible bond arbitrage will depend on the Advisers’ ability to identify and exploit price discrepancies in the market.  Identification and exploitation of the market opportunities involve uncertainty.  No assurance can be given that the Advisers will be able to locate investment opportunities or to correctly exploit price discrepancies.  In the event that the perceived mispricings underlying the Advisers’ positions were to fail to materialize as expected by the Advisers, the Master Fund and the Funds could incur a loss.

MERGER ARBITRAGE

Merger arbitrage is a strategy that seeks to profit from changes in the price of securities of companies involved in extraordinary corporate transactions.  The difference between the price paid by an Adviser for securities of a company involved in an announced extraordinary corporate transaction and the anticipated value to be received for such securities upon consummation of the proposed transaction will often be very small.  Since the price bid for the securities of a company involved in an announced extraordinary corporate transaction will generally be at a significant premium above the market price prior to the announcement, if the proposed transaction appears likely not to be consummated or in fact is not consummated or is delayed, the market price of the securities will usually decline sharply, perhaps by more than the Adviser’s anticipated profit, even if the security’s market price returns to a level comparable to that which exists prior to the announcement of the deal.

Numerous factors, such as the possibility of litigation between the participants in a transaction, the requirement to obtain mandatory or discretionary consents from various governmental authorities or others, or changes in the terms

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of a transaction either by the initial participants or as a result of the entry of additional participants, make any evaluation of the outcome of an arbitrage situation uncertain; and these uncertainties may be increased by legal and practical considerations that limit the access of the Advisers to reliable and timely information concerning material developments affecting pending transactions, or that cause delays in the consummation of transactions resulting in an increase of the Master Fund’s and the Funds’ costs.

MAJOR STOCK MARKET CORRECTION

A major stock market correction may result in the widening of arbitrage spreads generally and in the termination of some merger and acquisition (“M&A”) transactions.  In the event of such a correction, to the extent the portfolios contain stock-for-stock transactions, short positions held by the Master Fund (through the Adviser Funds and Adviser Accounts) in acquiring companies are anticipated to provide a significant but not complete offset to the potential losses on long positions held by the Master Fund (through the Adviser Funds and Adviser Accounts) in target companies.  A major stock market correction may also adversely affect the number and frequency of publicly announced M&A transactions available for investment by the Master Fund (through the Adviser Funds and Adviser Accounts).

INTEREST RATE RISK

The Adviser Funds and Adviser Accounts, and therefore the Master Fund and the Funds, are subject to the risk of a change in interest rates.  A decline in interest rates could reduce the amount of current income the Master Fund is able to achieve from interest on convertible debt and the proceeds of short sales.  An increase in interest rates could reduce the value of convertible securities owned by the Adviser Funds or Adviser Accounts.  To the extent that the cash flow from a fixed income security is known in advance, the present value (i.e., discounted value) of that cash flow decreases as interest rates increase; to the extent that the cash flow is contingent, the dollar value of the payment may be linked to then prevailing interest rates.  Moreover, the value of many fixed income securities depends on the shape of the yield curve, not just on a single interest rate.  Thus, for example, a callable cash flow, the coupons of which depend on a short rate such as three-month LIBOR, may shorten (i.e., be called away) if the long rate decreases.  In this way, such securities are exposed to the difference between long rates and short rates.  The Adviser Funds and Adviser Accounts may also invest in floating rate securities.  The value of these investments is closely tied to the absolute levels of such rates, or the market’s perception of anticipated changes in those rates.  This introduces additional risk factors related to the movements in specific interest rates that may be difficult or impossible to hedge, and that also interact in a complex fashion with prepayment risks.

CONTINGENT LIABILITIES

The Master Fund may from time to time incur contingent liabilities in connection with an investment made through an Adviser Fund or Adviser Account.  For example, the Master Fund may purchase from a lender a revolving credit facility that has not yet been fully drawn.  If the borrower subsequently draws down on the facility, the Master Fund might be obligated to fund a portion of the amounts due.

GENERAL CREDIT RISKS

The value of any underlying collateral, the creditworthiness of the borrower and the priority of the lien are each of great importance.  The Advisers cannot guarantee the adequacy of the protection of the Master Fund’s interests, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests.  Furthermore, the Advisers cannot assure that claims may not be asserted that might interfere with enforcement of the rights of the holder(s) of the relevant debt.  In the event of a foreclosure, the liquidation proceeds upon sale of such asset may not satisfy the entire outstanding balance of principal and interest on the loan, resulting in a loss to the Master Fund.  Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss.  The Master Fund will not have the right to proceed directly against obligors on bank loans, high yield securities and other fixed income securities selected by the Advisers (“Reference Securities”).

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CREDIT DEFAULT SWAPS

The Adviser Funds or Adviser Accounts may enter into credit default swaps.  Under these instruments, the Adviser Funds or Adviser Accounts will usually have a contractual relationship only with the counterparty of such credit default swaps and not the issuer of the obligation (the “Reference Obligation”) subject to the credit default swap (the “Reference Obligor”).  The Adviser Funds or Adviser Accounts will have no direct right or recourse against the Reference Obligor with respect to the terms of the Reference Obligation nor any rights of set-off against the Reference Obligor, nor any voting rights with respect to the Reference Obligation.  The Adviser Funds or Adviser Accounts will not directly benefit from the collateral supporting the Reference Obligation and will not have the benefit of the remedies that would normally be available to a holder of such Reference Obligation.  In addition, in the event of the insolvency of the credit default swap counterparty, the Adviser Funds or Adviser Accounts will be treated as a general creditor of such counterparty and will not have any claim with respect to the Reference Obligation.  Consequently, the Adviser Funds or Adviser Accounts will be subject to the credit risk of the counterparty and in the event the Adviser Funds or Adviser Accounts will be selling credit default swaps, the Adviser Funds or Adviser Accounts will also be subject to the credit risk of the Reference Obligor.  As a result, concentrations of credit default swaps in any one counterparty expose the Adviser Funds or Adviser Accounts to risk with respect to defaults by such counterparty.

BANK DEBT TRANSACTIONS

Bank debt will be included as Reference Securities.  Special risks associated with investments in bank loans and participations include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (ii) so-called lender-liability claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, and (iv) limitations on the ability of the holder of the interest affecting the Master Fund to directly enforce its rights with respect to participations.  Successful claims in respect of such matters may reduce the cash flow and/or market value of certain of the Reference Securities.

In addition to the special risks generally associated with investments in bank loans described above, the Master Fund’s investments (through the Adviser Funds or Adviser Accounts) in second-lien and unsecured bank loans will entail additional risks, including (i) the subordination of the Master Fund’s claims to a senior lien in terms of the coverage and recovery from the collateral and (ii) with respect to second-lien loans, the prohibition of or limitation on the right to foreclose on a second-lien or exercise other rights as a second-lien holder, and with respect to unsecured loans, the absence of any collateral on which the Master Fund may foreclose to satisfy its claim in whole or in part.  In certain cases, therefore, no recovery may be available from a defaulted second-lien loan.  The Master Fund’s investments (through the Adviser Funds or Adviser Accounts) in bank loans of below investment grade companies also entail specific risks associated with investments in non-investment grade securities.

COMPLEXITY OF QUANTITATIVE TRADING STRATEGIES; RELIANCE ON TECHNOLOGY

Many of the investments that the Advisers are expected to trade on behalf of the Master Fund, and many of the trading strategies that the Advisers are expected to execute on behalf of the Master Fund, are highly complex.  In certain cases, the successful application of a particular trading strategy may require relatively sophisticated mathematical calculations and relatively complex computer programs.  While it is the Investment Managers’ belief that the Advisers intend to use “good faith” efforts to carry out such calculations and such programs correctly and to use the aforementioned investments and strategies effectively, there can be no assurance that they will prove successful in doing so.  In addition, whether or not such calculations or programs relate to a substantial portion of the investment portfolio of the Master Fund, any errors in this regard could have a material adverse effect on the Master Fund.

Certain of the trading strategies expected to be used by the Advisers are dependent upon various computer and telecommunications technologies.  The successful deployment of these strategies, the implementation and operation of these strategies and any future strategies, and various other critical activities of the Advisers could be severely compromised by telecommunications failures, power loss, software-related “system crashes,” fire or water damage, or various other events or circumstances.  The Advisers do not provide comprehensive and foolproof protection against all such events (whether because they believe such to be impractical or prohibitively expensive in terms of financial expenditures and/or scheduling delays, or for other reasons), and are not expected to secure such

14

comprehensive or foolproof protection.  Any event that interrupts the Advisers’ computer and/or telecommunications operations, however, could result in, among other things, the inability to establish, modify, liquidate, or monitor the Master Fund’s investment portfolio, and, for those and other reasons, could have a material adverse effect on the operating results, financial condition, activities, and prospects of the Master Fund.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

The Advisers may utilize a variety of special investment instruments and techniques to hedge against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue an Adviser Fund’s or Adviser Account’s investment objective. These strategies may often be executed through derivative transactions. Certain of the special investment instruments and techniques that the Advisers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

DERIVATIVES

Derivatives are securities and other instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by Adviser Funds or Adviser Accounts in the future that cannot be determined at this time or until such instruments are developed or invested in by Adviser Funds or Adviser Accounts. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.

CALL AND PUT OPTIONS

There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above its short sales price plus the premium received for writing the put option, and gives up the opportunity for gain on the short position if the underlying security’s price falls below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

HEDGING TRANSACTIONS

Advisers may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Advisers to hedge against a change or event at a price sufficient to protect an Adviser Fund’s or Adviser Account’s assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While an Adviser may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the nonoccurrence of other events being hedged against may result in a poorer overall performance for a Fund than if

15

the Adviser had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Advisers may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Advisers from achieving the intended hedge or expose a Fund to additional risk of loss.

SWAP AGREEMENTS

An Adviser Fund or Adviser Account may enter into equity, interest rate, index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an Adviser Fund or Adviser Account had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular non-U.S. currency, or in a “basket” of securities representing a particular index.

Most of these swap agreements would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Adviser Fund or Adviser Account is contractually obligated to make. If the other party to a swap defaults, the risk of loss consists of the net amount of payments that the Adviser Fund or Adviser Account contractually is entitled to receive.

The U.S. federal income tax treatment of swap agreements and other derivatives as described above is unclear. Swap agreements and other derivatives used in this manner may be treated as a constructive ownership of the reference property which may result in a portion of any long-term capital gain being treated as ordinary income.

LEVERAGE

In addition to the use of leverage by the Advisers in their respective trading strategies, the Investment Managers intend to leverage the Master Fund’s allocations to the Advisers through (i) borrowings, (ii) swap agreements, options or other derivative instruments, (iii) employing certain Advisers (many of which trade on margin and do not generally need additional capital from the Master Fund in order to increase the level of the positions they acquire for it) to trade notional equity in excess of the equity actually available in their accounts or (iv) a combination of these methods. The financing entity or counterparty on any swap, option or other derivative instrument may be any entity or institution which the Investment Managers determine to be creditworthy.

The Investment Managers anticipate that Adviser Account and Adviser Fund investments generally will be maintained representing an aggregate investment with the Advisers of between 150% to 300% of the Master Fund’s equity, although this investment leverage varies as the Investment Managers allocate and reallocate assets.

Thus the Master Fund, through its leveraged investments in the Adviser Funds and through each Adviser’s use of leverage in its trading strategies, uses leverage with respect to the Units. As a result of that leverage, a relatively small movement in the spread relationship between the securities and commodities interests the Master Fund indirectly owns and those which it has indirectly sold short may result in substantial losses.

Investors also should note that the leverage the Advisers employ in their Adviser Account and Adviser Fund trading can result in an investment portfolio significantly greater than the assets allocated to their trading, which can greatly increase a Fund’s profits or losses as compared to its net assets.  The Advisers’ anticipated use of short-term margin borrowings results in certain additional risks to the Fund.  For example, should the securities that are pledged to brokers to secure the Advisers’ margin Adviser Funds decline in value, or should brokers from which the Advisers have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Advisers could be subject to a “margin call,” pursuant to which the Advisers must either deposit

16

additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value.  In the event of a precipitous drop in the value of the assets of an Adviser, the Adviser might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses.

SHORT SELLING

The Advisers may engage in short selling. Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows an investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice.

Adviser Funds and Adviser Accounts may also effect short sales “against the box.” These transactions involve selling short securities that are owned (or that an Adviser Fund or Adviser Account has the right to obtain). When an Adviser Fund or Adviser Account enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. Adviser Funds and Adviser Accounts will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

OTHER POTENTIAL RISKS AND ADDITIONAL INVESTMENT INFORMATION

DEPENDENCE ON THE INVESTMENT MANAGERS AND THE ADVISERS.  The Investment Managers will invest assets of the Master Fund through the Advisers, and the Investment Managers have the sole authority and responsibility for the selection of the Advisers. The success of the Master Fund depends upon the ability of the Investment Managers to develop and implement investment strategies that achieve the investment objective of the Funds, the Offshore Fund and the Master Fund, and upon the ability of the Advisers to develop and implement strategies that achieve their investment objectives. Partners will have no right or power to participate in the management or control of either Fund, the Offshore Fund, the Master Fund or the Adviser Funds, and will not have an opportunity to evaluate the specific investments made by the Adviser Funds or the Advisers, or the terms of any such investments.

COMPENSATION ARRANGEMENTS WITH THE ADVISERS. Advisers may receive compensation based on the performance of their investments.  Such compensation arrangements may create an incentive to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect.  In addition, because performance-based compensation is calculated on a basis that includes unrealized appreciation of an Adviser Fund’s assets, such performance-based compensation may be greater than if such compensation were based solely on realized gains.

BUSINESS AND REGULATORY RISKS.  Legal, tax and regulatory developments that may adversely affect the Fund, the Advisers or the Adviser Funds could occur.  Securities and futures markets are subject to comprehensive statutes, regulations and margin requirements enforced by the SEC, other regulators and self regulatory organizations and exchanges authorized to take extraordinary actions in the event of market emergencies.  The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions.  The regulatory environment for private funds is evolving, and changes in the regulation of private funds and their trading activities may adversely affect the ability of a Fund to pursue its investment strategy and the value of investments held by the Funds.  There has been an increase in governmental, as well as self regulatory, scrutiny of the alternative investment industry in general.  It is impossible to predict what, if any, changes in regulations may occur, but any regulations which restrict the ability of a Fund to trade in securities or the ability of a Fund to employ, or brokers and other counterparties to extend, credit in its trading (as well as other regulatory changes that result) could have a material adverse impact on a Fund’s portfolio.

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CONTROL POSITIONS.  Adviser Funds and Advisers (through Adviser Accounts) may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Adviser Fund and Adviser (through Adviser Accounts) to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved in a manner adverse to the Adviser Funds or Adviser, the Adviser Funds or Adviser Accounts likely would suffer losses on their investments.  Additionally, should an Adviser Fund or Adviser (through an Adviser Account) obtain such a position, such entity may be required to make filings concerning its holdings with the SEC and it may become subject to other regulatory restrictions that could limit the ability of such Adviser Fund or Adviser Account to dispose of its holdings at a preferable time and in a preferable manner.  Violations of these regulatory requirements could subject the Adviser Fund or Adviser Account to significant liabilities.

EFFECT OF INVESTOR WITHDRAWALS ON AN ADVISER’S ABILITY TO INFLUENCE CORPORATE CHANGE.  From time to time an Adviser Fund or Adviser Account may acquire enough of a company’s shares or other equity to enable its Adviser, either alone or together with the members of any group with which the Adviser is acting, to influence the company to take certain actions, with the intent that such actions will maximize shareholder value.  If the investors of such an Adviser Fund or Adviser Account request withdrawals representing a substantial portion of the Adviser Fund’s or Adviser Account’s assets during any period when its Adviser (or members of any such group) are seeking to influence any such corporate changes, the Adviser may be compelled to sell some or all of the Adviser Fund’s or Adviser Account’s holdings of the shares or other equity issued by such company in order to fund such investor withdrawal requests.  This may adversely impact, or even eliminate, the Adviser’s (or the group’s) ability to influence such changes and, thus, to influence shareholder value, possibly resulting in losses to the Adviser Fund or Adviser Account and subsequently, the Master Fund and the Funds.

RELIANCE ON KEY PERSONNEL OF THE INVESTMENT MANAGERS.  The Funds’ abilities to identify and invest in attractive opportunities is dependent upon the Investment Managers. If one or more of the key individuals leaves the Investment Managers, the Investment Managers may not be able to hire qualified replacements at all, or may require an extended time to do so. This could prevent the Funds from achieving their investment objective.

DILUTION.  If an Adviser limits the amount of capital that may be contributed to an Adviser Fund by the Master Fund, additional sales of Units of the Funds will dilute the participation of existing Partners in the indirect returns to the Funds from such Adviser Fund.

INDIRECT INVESTMENT IN ADVISER FUNDS.  Any transaction by which the Master Fund indirectly gains exposure to an Adviser Fund by the purchase of a swap or other contract is subject to special risks. The Master Fund’s use of such instruments can result in volatility, and each type of instrument is subject to special risks. Indirect investments generally will be subject to transaction and other fees that will reduce the value of the Master Fund’s investment in an Adviser Fund. There can be no assurance that the Master Fund’s indirect investment in an Adviser Fund will have the same or similar results as a direct investment in the Adviser Fund, and the Master Fund’s value may decrease as a result of such indirect investment.

COUNTERPARTY INSOLVENCY.  The Funds’ and the Adviser Funds’ or Adviser Accounts’ assets may be held in one or more funds maintained for the Funds or the Adviser Funds or Adviser Accounts by counterparties, including their prime brokers.  There is a risk that any of such counterparties could become insolvent.  The insolvency of such counterparties is likely to impair the operational capabilities or the assets of the Adviser Funds or Adviser Accounts and the Funds.  If one or more of the Adviser Funds’ or Adviser Accounts’ counterparties were to become insolvent or the subject of liquidation proceedings in the United States (either under the Securities Investor Protection Act or the United States Bankruptcy Code), there exists the risk that the recovery of the Adviser Funds’ or Adviser Accounts’ securities and other assets from such prime broker or broker-dealer will be delayed or be of a value less than the value of the securities or assets originally entrusted to such prime broker or broker-dealer.

In addition, the Adviser Funds or Adviser Accounts may use counterparties located in various jurisdictions outside the United States.  Such local counterparties are subject to various laws and regulations in various

18

jurisdictions that are designed to protect their customers in the event of their insolvency.  However, the practical effect of these laws and their application to the Adviser Funds’ or Adviser Accounts’ assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a counterparty, it is impossible to generalize about the effect of their insolvency on the Adviser Funds or Adviser Accounts and their assets and the Funds.  The insolvency of any counterparty would result in a loss to the Funds, which could be material.

FINANCIAL FAILURE OF INTERMEDIARIES.  There is always the possibility that the institutions, including brokerage firms and banks, with which the Funds do business, or to which securities have been entrusted for custodial purposes, will encounter financial difficulties that may impair their operational capabilities or result in losses to the Funds.

SUSPENSIONS OF TRADING.  Each exchange typically has the right to suspend or limit trading in all securities that it lists.  Such a suspension could render it impossible for an Adviser Fund to liquidate its positions and thereby expose it to losses.  In addition, there is no guarantee that non-exchange markets will remain liquid enough for an Adviser Fund to close out positions.

ENFORCEABILITY OF CLAIMS AGAINST ADVISER FUNDS.  The Funds have no assurances that they will be able to:  (1) effect service of process within the U.S. on foreign Adviser Funds; (2) enforce judgments obtained in U.S. courts against foreign Adviser Funds based upon the civil liability provisions of the U.S. federal securities laws; (3) enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and (4) bring an original action in an appropriate foreign court to enforce liabilities against an Adviser Fund or other person based upon the U.S. federal securities laws.  It is unclear whether Partners would ever be able to bring claims directly against the Adviser Funds, domestic or foreign, or whether all such claims must be brought by the Board of Directors on behalf of Partners.

BOARDS OF DIRECTORS AND OFFICERS

BOARDS OF DIRECTORS

Each Fund and the Master Fund are governed by a Board of Directors (each, a “Board,” and each director, a “Director”), which is responsible for protecting the interests of the Partners under Delaware law. The Offshore Fund has two members: the TEI Institutional Fund (which serves as its managing member) and Hatteras Investment Partners, LLC (“HIP”) (which holds only a nominal non-voting interest).  The managing member of the Offshore Fund has delegated the day-to-day management, as well as general oversight responsibilities of the Offshore Fund, to the TEI Institutional Fund.  Therefore, the Board of the TEI Institutional Fund effectively makes all decisions on behalf of the Offshore Fund.  Each Board is comprised of both Directors who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”) and Directors who are “interested persons” (“Interested Directors”). Each Board meets periodically throughout the year to oversee the applicable Fund’s activities and to review its performance and the actions of the Investment Managers.

A Director serves on a Board until he is removed, resigns or is subject to various disabling events such as death or incapacity. A Director may resign upon 90 days’ prior written notice to the Board and may be removed either by a vote of a majority of the Board not subject to the removal vote or of Partners holding not less than two-thirds of the total number of votes eligible to be cast by all of the Partners.

In the event of any vacancy in the position of a Director, the remaining Directors of that Board may appoint an individual to serve as a Director, so long as immediately after such appointment at least two-thirds of the Directors then serving would have been elected by the Partners. The Directors may call a meeting of the Partners to fill any vacancy in the position of a Director and must do so within 60 days after any date on which Directors who were elected by the Partners cease to constitute a majority of the directors then serving. If no Director remains to manage the business of such Fund, the Investment Managers may manage and control the Fund, but must convene a meeting of the Partners of that Fund within 60 days for the purpose of either electing new Directors or dissolving the affected Fund. The Board will render assistance to the Partners on the question of the removal of a Director in the manner required by Section 16(c) of the 1940 Act.

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Each Board appoints officers of each Fund who are responsible for each Fund’s day-to-day business decisions based on policies set by the Board. The officers of each Fund do not receive any additional compensation from the Funds.

The Directors and officers of each Fund may also be Directors or officers of some or all of the other registered investment companies managed by HIP or its affiliates (the “Fund Complex”).  The table below shows, for each Director and executive officer, his or her full name and date of birth, the position held with each Fund, the length of time served in that position, his or her principal occupations during the last five years, the number of portfolios in the Fund Complex overseen by the Director, and other directorships held by such Director.  The business address of each Director and officer is: care of Hatteras Funds, 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615.

INTERESTED DIRECTOR

NAME & DATE OF BIRTH	POSITION(S) HELD WITH THE FUNDS	LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD BY DIRECTOR DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX(1) OVERSEEN BY DIRECTOR OR OFFICER

David B. Perkins* July 18, 1962	President and Chairman of the Board of Directors of each Fund	Since Inception	Mr. Perkins has been Chairman of the Board of Directors and President of each Fund since inception. Mr. Perkins is the Chief Executive Officer of Hatteras Funds and founded Hatteras Funds and its affiliated entities in September 2003. Prior to that, he was the co-founder and Managing Partner of CapFinancial Partners, LLC.	None	20

*        Mr. Perkins is deemed to be an “interested” Director of the Funds because of his affiliation with HIP.

INDEPENDENT DIRECTORS AND OFFICERS

NAME & DATE OF BIRTH	POSITION(S) HELD WITH THE FUNDS	LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD BY DIRECTOR DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX(1) OVERSEEN BY DIRECTOR OR OFFICER

Joseph E. Breslin November 18, 1953	Director; Audit Committee Member of each Fund	Since March 2013	Mr. Breslin has been a consultant with J.E. Breslin & Co. since 2009. From 2007 to 2009, Mr. Breslin was the Chief Operating Officer of Central Park Credit Holdings, Inc. and prior to that was the Chief Operating Officer of Aladdin Capital Management LLC, beginning in 2005.	Trustee, Forethought Variable Insurance Trust (mutual fund) from 2013 to Present (15 portfolios); Director, Kinetics Mutual Funds, Inc. (mutual fund) from 2000 to Present (8 portfolios); Trustee, Kinetics Portfolios Trust (mutual fund) from 2000 to Present (8 portfolios).	20

H. Alexander Holmes May 4, 1942	Director; Audit Committee Member of each Fund	Since Inception	Mr. Holmes founded Holmes Advisory Services, LLC, a financial consultation firm, in 1993.	None	20

Thomas Mann February 1, 1950	Director; Audit Committee Member of each Fund	Since March 2013	Mr. Mann is currently a private investor. From 2003 until 2012, Mr. Mann was the Managing Director and Group Head Financial Institutions Group, Société Générale, Sales of Capital Market Solutions and Products.	Director, Virtus Alternative Solutions Funds, Virtus Total Return Fund and F-Squared Investments, Inc. since 2012; Director, Virtus Global Multi-Sector Income Fund since 2011.	20

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NAME & DATE OF BIRTH	POSITION(S) HELD WITH THE FUNDS	LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD BY DIRECTOR DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX(1) OVERSEEN BY DIRECTOR OR OFFICER
Steve E. Moss February 18, 1953	Director; Audit Committee Member of each Fund	Since Inception	Mr. Moss is a principal of Holden, Moss, Knott, Clark & Copley, P.A. and has been a member manager of HMKCT Properties, LLC since January 1996.	None	20

Gregory S. Sellers May 5, 1959	Director; Audit Committee Member of each Fund	Since Inception	Mr. Sellers has been the Chief Financial Officer of ImageMark Business Services, Inc., a strategic communications provider of marketing and print communications solutions, since June 2009. From 2003 to June 2009, Mr. Sellers was a Director and the Chief Financial Officer of Kings Plush, Inc., a fabric manufacturer.	None	20

J. Michael Fields July 14, 1973	Secretary of each Fund	Since 2008

Prior to becoming Secretary, Mr. Fields had been the Treasurer of each fund in the Fund Complex. Mr. Fields is Chief Operating Officer of Hatteras Funds and has been employed by the Hatteras Funds since its inception in September 2003.

				None	N/A

Andrew P. Chica September 7, 1975	Chief Compliance Officer of each Fund	Since 2008	Mr. Chica joined Hatteras Funds in November 2007 and became the Chief Compliance Officer of Hatteras Funds and each of the funds in the Fund Complex, in 2008.	None	N/A

Robert Lance Baker September 17, 1971	Treasurer of each Fund	Since 2008	Mr. Baker joined Hatteras Funds in March 2008 and became Treasurer of each of the funds in the Fund Complex in December 2008. Mr. Baker serves as the Chief Financial Officer of Hatteras Funds.	None	N/A

(1)     The “Fund Complex” consists of the Funds, Hatteras Core Alternatives Fund, L.P., Hatteras Core Alternatives TEI Fund, L.P., the Master Fund, Hatteras Global Private Equity Partners Institutional, LLC, Hatteras VC Co-Investment Fund II, LLC, Hatteras GPEP Fund II, LLC, HCIM Trust (consisting of two funds), Hatteras Alternative Mutual Funds Trust (consisting of five funds) and Underlying Funds Trust (consisting of five funds).

The General Partner of each Fund appointed an Initial Director to the Board and, to the fullest extent permitted by applicable law, has irrevocably delegated to each Board its rights and powers to monitor and oversee the business affairs of the Fund, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Fund’s business. The appointment of the Board of Directors of the TEI Institutional Fund and the Core Alternatives Institutional Fund was approved by each Fund’s Partners on March 7, 2013 and March 28, 2013, respectively.  Mr. Breslin and Mr. Mann previously served as members of an Advisory Board to each Fund (a body that provided advisory support for the Board without voting authority).

Each Board of Directors believes that the significance of each Director’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Director may not have the same value for another) and that these factors are best evaluated at the Board level, with no single Director, or particular factor, being indicative of the Board’s effectiveness.  The Board determined that each of the Directors is qualified to serve as a Director of the Funds based on a review of the experience, qualifications, attributes and skills of each Director.  In reaching this determination, the Board has considered a variety of criteria, including, among other things: character and integrity; ability to review critically, evaluate, question and discuss information provided, to exercise effective business judgment in protecting shareholder interests and to interact effectively with the other Directors, the Investment Managers, other service providers, counsel and the independent registered accounting

21

firm; and willingness and ability to commit the time necessary to perform the duties of a Director.  Each Director’s ability to perform his or her duties effectively is evidenced by his or her experience or achievements in the following areas: management or board experience in the investment management industry or companies in other fields; educational background and professional training; and experience as a Director of the Funds or other funds in the Fund Complex.  Information as of March 31, 2014, indicating the specific experience, skills, attributes and qualifications of each Director, which led to the Board’s determination that the Director should serve in this capacity, is provided below.

David B. Perkins.  Mr. Perkins has been a Director since inception.  He is founder, Chairman of the Board and President of each fund in the Fund Complex.  Mr. Perkins is also the Chief Executive Officer of Hatteras Funds and founded Hatteras Funds and its affiliated entities in September 2003.  Mr. Perkins has over 20 years of experience in investment management consulting and institutional and private client relations and offers proven experience building, operating and leading client-focused businesses.

Joseph E. Breslin. Mr. Breslin has been a Director since March 2013 and previously served as an Advisory Board Member since November 2012.  He has over 25 years of investment management experience and has held positions as the chief operating officer of a financial services company and an investment management company. He currently serves as a director and trustee of other unrelated mutual funds and has held such positions since 2000.

H. Alexander Holmes.  Mr. Holmes has been a Director since inception.  He has degrees in law and accounting and spent 25 years in the tax practice of a nationally recognized accounting firm and was a managing partner of one of its offices.  He has over 40 years of experience as a tax professional and estate planning consultant and has served on the boards and audit committees of several public companies.  He is a retired certified public accountant and the founder of a tax and financial consulting firm advising family businesses and high net worth individuals.

Thomas Mann. Mr. Mann has been a Director since March 2013 and previously served as an Advisory Board Member since November 2012.  He has over 40 years of asset management and banking experience and is currently a private investor.  He is a former managing director of an investment bank.

Steve E. Moss.  Mr. Moss has been a Director since inception.  He has over 30 years of public accounting experience advising businesses and high net worth individuals. He is a certified public accountant and is currently a principal of an accounting firm and a manager of a real estate investment partnership.

Gregory S. Sellers.  Mr. Sellers has been a Director since inception.  He has over 25 years of experience in finance, including public accounting, and has held positions in private companies as a chief financial officer and vice president of finance.  He is currently the chief financial officer of a marketing and print communications solutions company.

BOARD COMPOSITION AND LEADERSHIP STRUCTURE

Each Board of Directors consists of six individuals, five of whom are Independent Directors.  The Chairman of the Board of Directors, Mr. David B. Perkins, is an Interested Director and serves as liaison for communications between the Directors and the Funds’ management and service providers.  Each Board currently does not have a lead Independent Director.

Each Board believes that its structure facilitates the orderly and efficient flow of information to the Directors from the Investment Managers and other service providers with respect to services provided to the Funds, potential conflicts of interest that could arise from these relationships and other risks that the Funds may face.  Each Board further believes that its structure allows all of the Directors to participate in the full range of the Board’s oversight responsibilities.  Each Board believes that the orderly and efficient flow of information and the ability to bring each Director’s talents to bear in overseeing the Funds’ operations is important, in light of the size and complexity of the Funds and the risks that the Funds face.  Each Board and its committees review their structure regularly, to help ensure that it remains appropriate as the business and operations of the Funds, and the environment in which the Funds operate, changes.

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BOARD OF DIRECTORS’ ROLE IN RISK OVERSIGHT OF THE FUNDS

Each Board oversees risk management for the Funds directly and, as to certain matters, through its committees.  The Board exercises its oversight in this regard primarily through requesting and receiving reports from and otherwise working with the Funds’ senior officers (including the Funds’ President, Chief Compliance Officer and Treasurer), portfolio management and other personnel of the Investment Managers, the Funds’ independent auditors, legal counsel and personnel from the Funds’ other service providers.  Each Board has adopted, on behalf of the Funds, and periodically reviews with the assistance of the Funds’ Chief Compliance Officer, policies and procedures designed to address certain risks associated with the Funds’ activities.  In addition, the Investment Managers and the Funds’ other service providers also have adopted policies, processes and procedures designed to identify, assess and manage certain risks associated with the Funds’ activities, and the Board receives reports from service providers with respect to the operation of these policies, processes and procedures as required and/or as the Board deems appropriate.

COMMITTEES

Each Board’s Audit Committee is comprised of the Independent Directors. Each Audit Committee recommends the selection of the independent registered public accounting firm to its respective Board. It also (i) reviews the scope and results of audits and the audit fees charged, (ii) reviews reports from the applicable Fund’s independent registered public accounting firm regarding the adequacy of that Fund’s internal accounting procedures and controls and (iii) establishes a separate line of communication between the applicable Fund’s independent registered public accounting firm and its Independent Directors. Meetings of the Audit Committee may be held in person or by telephone conference call, as necessary.

Based on an Audit Committee’s recommendation, each Board, including a majority of the Independent Directors, selected [      ] as independent registered public accounting firm of each Fund, and in such capacity it will audit the Funds’ annual financial statements and financial highlights.  [      ] currently serves and may in the future serve as independent registered public accounting firm for other pooled investment vehicles managed by the Investment Managers or their affiliates. It may also, currently or in the future, serve as independent registered public accounting firm for certain of the Adviser Funds, or for other clients of the Advisers.

The Independent Directors of each Board meet separately to consider, evaluate and make recommendations to the full Board of Directors concerning (i) all contractual arrangements with service providers to the applicable Fund, including investment advisory, administrative, transfer agency, custodial and distribution services, and (ii) all other matters in which the applicable Fund, the Investment Managers or their affiliates has any actual or potential conflict of interest with the Funds.

During the fiscal year ended March 31, 2014, the Audit Committee of each Fund met three times, respectively.

ADVISORY BOARD

Each Board may from time-to-time propose nominations of one or more individuals to serve as members of an “advisory board,” as such term is defined in Section 2(a)(1) of the 1940 Act (“Advisory Board Members”).  An individual may be eligible to serve as an Advisory Board Member only if that individual meets the requirements to be an Independent Director and does not otherwise serve the Funds in any other capacity. Any Advisory Board Member serves at the pleasure of the Board and may be removed, at any time, with or without cause, by the Board.  An Advisory Board Member may be nominated and elected as a director of a Board, at which time he or she would cease to be an Advisory Board Member, and may resign at any time.

Advisory Board Members perform solely advisory functions. Unless otherwise specified by a Board, Advisory Board Members are invited to attend meetings of the Board and all meetings of the committees of the Board. Advisory Board Members participate in meeting discussions but do not have a vote upon any matter presented to the Board or any committee thereof.  An Advisory Board Member has no power or authority to act on behalf of or to bind the Board, or any committee thereof.  Advisory Board Members may be assigned other responsibilities from time-to-time by the Board, but only to the extent that such responsibilities are advisory in nature and consistent with Section 2(a)(1) of the 1940 Act.  Advisory Board Members do not have any responsibilities and are not subject to any liabilities imposed upon directors by law or otherwise. Advisory Board Members are entitled, to the maximum

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extent permitted by law, to be indemnified by the Funds and are covered by any liability insurance coverage that extends to directors and officers of the Funds.  Advisory Board Members are paid the same meeting fees payable to directors and may have their expenses reimbursed in accordance with existing Board expense reimbursement policies.  Advisory Board Members are subject to the same conflict of interest provisions that apply to Independent Directors and must comply with all provisions of the Funds’ Codes of Ethics that apply to Independent Directors.

Currently, there are no Advisory Board Members.

OWNERSHIP OF UNITS

Set forth in the table below is the dollar range of the beneficial shares owned by each Director as of December 31, 2013 in each Fund.

Name of Director	Dollar Value of Units in the Core Alternatives Institutional Fund	Dollar Value of Units in the TEI Institutional Fund	Aggregate Dollar Value of Units in all Registered Investment Companies Overseen by Director in Family of Investment Companies
David B. Perkins	Over $100,000	$50,001-$100,000	Over $100,000
Joseph E. Breslin	None	None	None
H. Alexander Holmes	Over $100,000	None	Over $100,000
Thomas Mann	Over $100,000	None	Over $100,000
Steve E. Moss	None	None	None
Gregory S. Sellers	None	None	None

As of December 31, 2013, the Directors and the Officers of each Fund as a group owned less than 1% of the Units of such Fund and no Partner beneficially owned 5% or more of the Units of the Core Alternatives Institutional Fund, and the following Partner beneficially owned 5% or more of the Units of the TEI Institutional Fund:

TEI Institutional Fund	% of Fund
Alaska Laborers Employers Retirement Trust Fund	11.49%

DIRECTOR, ADVISORY BOARD MEMBER AND OFFICER COMPENSATION

The Funds pay no salaries or compensation to their Interested Director. Each Independent Director will receive an annual retainer of $30,000 from the Master Fund for his services as a Director and member of the Audit Committees of the Funds and the Master Fund. The Chief Compliance Officer will also receive an annual retainer of $30,000 for his duties as chief compliance officer of the Funds.  The Interested Director receives no fees or other compensation from the Funds. All Directors are reimbursed by the Funds for their reasonable travel and out-of-pocket expenses relating to attendance at meetings of the applicable Fund’s Board of Directors or committee meetings. The Directors do not receive any pension or retirement benefits from the Funds. The officers of the Funds do not receive any additional compensation from the Funds or the Master Fund.  Advisory Board Members, if any, are paid the same fees payable to Board directors and their expenses are reimbursed in accordance with existing Board expense reimbursement policies.

The following table sets forth certain information regarding the compensation of the Funds’ Directors and each of the three highest paid officers or any unaffiliated person of each Fund with aggregate compensation from each Fund in excess of $60,000 for the fiscal year ended March 31, 2014.

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Name of Person, Position	Aggregate Compensation from the Core Alternatives Institutional Fund	Aggregate Compensation from the TEI Institutional Fund	Total Compensation from Funds and Fund Complex Paid to Directors
Joseph E. Breslin	$0	$0	$81,375
H. Alexander Holmes	$0	$0	$81,375
Thomas Mann	$0	$0	$81,375
Steve E. Moss	$0	$0	$81,375
Gregory S. Sellers	$0	$0	$81,375

CODES OF ETHICS

The Funds, the Investment Managers and the Distributor have each adopted a code of ethics governing personal securities transactions (each a “Code” and collectively, the “Codes”). The Codes are designed to detect and prevent improper personal trading by their personnel, including investment personnel, that might compete with or otherwise take advantage of a Fund’s portfolio transactions. Covered persons include the Directors and the officers of the Funds and directors of the Investment Managers, as well as employees of the Investment Managers and the Distributor having knowledge of the investments and investment intentions of the Funds. The Codes permit persons subject to the Codes to invest in securities, including securities that may be purchased or held by a Fund, subject to a number of restrictions and controls. Compliance with the Codes is carefully monitored and enforced.

The Codes are included as exhibits to each Fund’s registration statement filed with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Codes are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Core Alternatives Institutional Fund invests substantially all of its investable assets in the Master Fund. The TEI Institutional Fund invests substantially all of its investable assets in the Offshore Fund, and the Offshore Fund in turn invests in the Master Fund.  The Master Fund invests substantially all of its assets in Adviser Accounts and securities of Adviser Funds, which include, but are not limited to, private partnerships, limited liability companies or similar entities managed by Advisers (commonly referred to as “hedge funds,” “private equity funds” or “private funds”). Investments in Adviser Funds do not typically convey traditional voting rights to the holder and the occurrence of corporate governance or other notices for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Investment Managers and/or the Master Fund may receive notices from such Adviser Funds seeking the consent of holders in order to materially change certain rights within the structure of the security itself or change material terms of the Adviser Funds’ limited partnership agreement, limited liability company operating agreement or similar agreement with investors. To the extent that the Master Fund receives notices or proxies from Adviser Funds (or receives proxy statements or similar notices in connection with any other portfolio securities), the Master Fund has delegated proxy voting responsibilities with respect to the Master Fund’s portfolio securities to the Investment Managers, subject to the Board’s general oversight and with the direction that proxies should be voted consistent with the Master Fund’s best economic interests. In general, the Investment Managers believes that voting proxies in accordance with the policies described below will be in the best interests of the Funds. If an analyst, trader or partner of the Investment Managers believe that voting in accordance with stated proxy-voting guidelines would not be in the best interests of a Fund, the proxy will be referred to HIP’s Chief Compliance Officer for a determination of how such proxy should be voted.

The Investment Managers will generally vote to support management recommendations relating to routine matters such as the election of directors (where no corporate governance issues are implicated), the selection of independent auditors, an increase in or reclassification of common stock, the addition or amendment of indemnification provisions in the company’s charter or by-laws, changes in the board of directors and compensation of outside directors. The Investment Managers will generally vote in favor of management or shareholder proposals that the

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Investment Managers believe will maintain or strengthen the shared interests of shareholders and management, increase shareholder value, maintain or increase shareholder influence over the company’s board of directors and management and maintain or increase the rights of shareholders.

On non-routine matters, the Investment Managers will generally vote in favor of management proposals for mergers or reorganizations, reincorporation plans, fair-price proposals and shareholder rights plans so long as such proposals are in the best economic interests of the Master Fund.

If a proxy includes a matter to which none of the specific policies described above or in the Investment Managers’ stated proxy-voting guidelines is applicable or a matter involving an actual or potential conflict of interest as described below, the proxy will be referred to HIP’s Chief Compliance Officer for a determination of how such proxy should be voted.

In exercising its voting discretion, the Investment Managers and their employees will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving the Investment Managers (or an affiliate of the Investment Managers), any issuer of a security for which the Investment Managers (or an affiliate of the Investment Managers) acts as sponsor, advisor, manager, custodian, distributor, underwriter, broker or other similar capacity or any person with whom the Investment Managers (or an affiliate of the Investment Managers) has an existing material contract or business relationship not entered into in the ordinary course of business (the Investment Managers and such other persons having an interest in the matter being called “Interested Persons”), the Investment Managers will make written disclosure of the conflict to the Independent Directors of the Master Fund indicating how the Investment Managers propose to vote on the matter and the reasons for doing so. If the Investment Managers do not receive timely written instructions as to voting or non-voting on the matter from the Master Fund’s Independent Directors, the Investment Managers may take any of the following actions which they deem to be in the best interests of the Fund: (i) engage an independent third party to determine whether and how the proxy should be voted and vote or refrain from voting on the matter as determined by the third party; (ii) vote on the matter in the manner proposed to the Independent Directors if the vote is against the interests of all Interested Persons; or (iii) refrain from voting on the matter.

The voting rights of members of the Master Fund will be substantially similar to those of the Partners of the Funds. Whenever a Fund, as a member of the Master Fund, is requested to vote on matters pertaining to the Master Fund, the Fund will seek voting instructions from its Partners and will vote its Master Fund interest for or against such matters proportionately to the instructions to vote for or against such matters received from its Partners. In the event that a Fund does not receive voting instructions from its Partners, the portion of that Fund’s Master Fund interest allocable to such Partners will be voted in the same proportions as the portion with respect to which it has received voting instructions.

The Master Fund and the Funds are required to file Form N-PX, with their complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year.  Each of the Funds’ and the Master Fund’s Form N-PX filing are available: (i) without charge, upon request, by calling 1-800-390-1560, or (ii) by visiting the SEC’s website at www.sec.gov.

INVESTMENT MANAGEMENT SERVICES

THE INVESTMENT MANAGERS

Effective March 28, 2013, upon the approval of each Fund’s Partners and the limited partners of the Master Fund, Morgan Creek Capital Management, LLC (“MCCM”) became the investment co-manager to the Master Fund along with Hatteras Investment Partners, LLC, the existing investment manager to the Master Fund.  HIP and MCCM serve as investment co-managers to the Master Fund and are subject to the ultimate supervision of and subject to any policies established by the Board.  HIP is controlled by David B. Perkins, the managing member of HIP and Founder and Chief Executive Officer of Hatteras Funds.  MCCM is controlled by Mark W. Yusko, Founder, Chief Executive Officer and Chief Investment Officer of MCCM.

The following table sets forth the name, position and principal occupation of each affiliated person of the Funds that is also an affiliated person of the Investment Managers.

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Name	Principal Occupation with HIP	Position with each of the Funds
David B. Perkins	Chief Executive Officer	President and Chairman of the Board of Directors
J. Michael Fields	Chief Operating Officer	Secretary
R. Lance Baker	Chief Financial Officer	Treasurer
Andrew P. Chica	Chief Compliance Officer	Chief Compliance Officer

The Investment Managers are responsible for the selection of Advisers and the allocation of the assets of the Master Fund for investment among the Advisers. In addition, the Investment Managers are responsible for investing the cash portion of each Fund’s assets not invested in the Master Fund.

The Master Fund and HIP entered into an investment co-management agreement dated as of March 28, 2013 (the “HIP Agreement”).  The Master Fund, HIP and MCCM also entered into an investment co-management agreement dated as of March 28, 2013 (the “MCCM Agreement” and together with the HIP Agreement, the “Investment Management Agreements”).  Pursuant to the terms of the Investment Management Agreements, the Investment Managers are responsible for developing, implementing and supervising the Master Fund’s investment program and in connection therewith shall regularly provide investment advice and recommendations to the Master Fund with respect to its investments, investment policies and purchases and sales of securities for the Master Fund and arranging for the purchase and sale of such securities. The Investment Managers are authorized, subject to the approval of the Board, to retain one or more of their affiliates to assist them in providing investment management services.

Advisers will charge the Master Fund asset-based fees, and certain Advisers will also be entitled to receive performance-based fees or allocations. Such fees and performance-based compensation are in addition to the fees charged to the Master Fund by HIP. An investor in the Core Alternatives Institutional Fund bears a proportionate share of the expenses of the Master Fund and the Core Alternatives Institutional Fund and, indirectly, similar expenses of the Adviser Funds. An investor in the TEI Institutional Fund bears a proportionate share of the expenses of the Master Fund, the Offshore Fund and the TEI Institutional Fund and, indirectly, similar expenses of the Adviser Fund.  Investors could avoid the additional level of fees and expenses at the Master Fund, Offshore Fund and Fund level by investing directly with the Adviser Funds, although access to many Adviser Funds may be limited or unavailable.

In consideration of the advisory and other services provided by HIP to the Master Fund pursuant to the HIP Agreement, the Master Fund pays HIP a monthly management fee (the “Management Fee”) equal to 1/12th of 1.00% (1.00% on an annualized basis) of the aggregate value of the Master Fund’s net assets as of the end of each month. In the case of a partial month, the Management Fee will be based on the number of days during the month in which the Investment Manager invested Master Fund assets. The Management Fee will be paid to HIP out of the capital account of each limited partner of the Master Fund before giving effect to any repurchase of interests in the Master Fund and will decrease the net profits or increase the net losses of the Master Fund that are credited to or debited against the capital accounts of its limited partners. The Management Fee will be computed as a percentage of the capital account of each limited partner of the Master Fund, valued based on the net assets of the Master Fund as of month end. Net assets means the total value of all assets of the Master Fund, less an amount equal to all accrued debts, liabilities and obligations of the Master Fund.  The Master Fund will not pay MCCM an investment management fee directly. Under the MCCM Agreement, MCCM is entitled to distributions from HIP pursuant to the “Member Agreement” (defined below).  MCCM is a non-voting member (“Member”) of HIP.  HIP, MCCM and the General Partner have entered into a membership agreement (the “Member Agreement”), pursuant to which HIP makes distributions to MCCM equal to a percentage of the Management Fee HIP receives from the Master Fund.

So long as the Core Alternatives Institutional Fund invests its investable assets in the Master Fund, the Core Alternatives Institutional Fund’s Partners bear an indirect share of the Investment Management Fee through the Core Alternatives Institutional Fund’s investment in the Master Fund.  So long as the TEI Institutional Fund invests its investable assets in the Master Fund through the Offshore Fund, the TEI Institutional Fund’s Partners bear an indirect share of the Investment Management Fee through the TEI Institutional Fund’s investment in the Master Fund through the Offshore Fund.

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In addition to the Management Fee, effective June 30, 2008, the General Partner is allocated a performance allocation equal to 10% of the amount by which net new profits of the limited partner interests of the Master Fund exceed the non-cumulative “hurdle amount,” which is calculated as of the last day of the preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year (the “Performance Allocation”). The Performance Allocation is made on a “peak to peak,” or “high watermark” basis, which means that the Performance Allocation is made only with respect to new net profits. If the Master Fund has a net loss in any period followed by a net profit, no Performance Allocation will be made with respect to such subsequent appreciation until such net loss has been recovered. Because the Performance Allocation and the “high watermark” is calculated at the Master Fund level, a Partner of a Fund may bear a pro rata portion of a Performance Allocation when such Partner has net losses.  Conversely, Partners who have positive performance may not bear any Performance Allocation during periods when the Fund has negative performance or is below its “high watermark.”  Pursuant to the Member Agreement, the General Partner makes distributions to MCCM equal to a portion of the Performance Allocation it receives from the Master Fund.

The HIP Agreement was approved by the Master Fund Board (including a majority of the Independent Directors) at a meeting held in person on November 30, 2012 and was approved by Partners of the Funds and the limited partners of the Master Fund as of March 28, 2013.  The MCCM Agreement was also approved by the Master Fund Board (including a majority of the Independent Directors) at a meeting held in person on November 30, 2012 and approved by Partners of the Funds and the limited partners of the Master Fund as of March 28, 2013.  Discussions regarding the basis for the Master Fund Board’s approval of the Investment Management Agreements is available in the Master Fund’s annual report for the period ending March 31, 2013.  The Investment Management Agreements have an initial term of two years from the date of their execution, and continue in effect from year to year thereafter if such continuance is approved annually by the Master Fund Board or by vote of a majority of the Partners of the Master Fund, provided that in either event the continuance is also approved by a majority of the Independent Directors by vote cast in person at a meeting called for the purpose of voting on such approval. The HIP Agreement is terminable without penalty on 60 days’ prior written notice by the Master Fund Board, by vote of a majority of the interests of the Master Fund or by HIP.  The MCCM Agreement is terminable without penalty on 60 days’ prior written notice by the Master Fund Board, by vote of a majority of the interests of the Master Fund or by MCCM or HIP.  The HIP Agreement provides that it shall terminate automatically should the MCCM Agreement terminate for any reason and the MCCM Agreement provides that it shall terminate automatically should the HIP Agreement terminate for any reason.  Each of the Investment Management Agreements also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

The HIP Agreement generally provides that in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the HIP Agreement, HIP is not liable to any Fund or to any investor for any loss the Master Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security. In addition, it provides that HIP may act as investment manager for any other person, firm or corporation and use the name “Hatteras” in connection with other investment companies for which it may act as investment manager or general distributor. If Hatteras Investment Partners, LLC shall no longer act as investment manager of the Master Fund, it may withdraw the right of the Funds to use the name “Hatteras” as part of their name.

The MCCM Agreement generally provides that in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the MCCM Agreement, MCCM is not liable to HIP, or any Fund or to any investor for any loss the Master Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security. In addition, it provides that MCCM may act as investment manager for any other person, firm or corporation.

The Investment Managers or their designees maintain the Master Fund’s accounts, books and other documents required to be maintained under the 1940 Act at the principal business office of the Investment Managers.

Each Fund’s advisory fee and performance allocation for the last three fiscal years/periods was as follows:

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ADVISORY FEE and PERFORMANCE ALLOCATION

FUND	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
Core Alternatives Institutional Fund	$2,659,413	$2,230,733	$2,469,400
TEI Institutional Fund	$10,171,455	$6,895,030	$6,205,546

PORTFOLIO MANAGERS - OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGERS

The following table provides information about portfolios and accounts, other than the Master Fund, for which the members of the Investment Managers’ investment committee (the “Investment Committee”) are primarily responsible for the day-to-day portfolio management as of March 31, 2014:

NAME OF INVESTMENT COMMITTEE MEMBER	TYPE OF ACCOUNTS	TOTAL # OF ACCOUNTS MANAGED	TOTAL ASSETS	# OF ACCOUNTS MANAGED FOR WHICH ADVISORY FEE IS BASED ON PERFORMANCE	TOTAL ASSETS FOR WHICH ADVISORY FEE IS BASED ON PERFORMANCE
Mark W. Yusko	Registered Investment Companies	2	$64,000,000	0	$0

	Other Pooled Investment Vehicles	33	$2,100,000,000	28	$1,500,000,000

	Other Accounts	14	$1,400,000,000	9	$500,000,000

David B. Perkins	Registered Investment Companies	3	$38,000,000	2	$28,000,000

	Other Pooled Investment Vehicles	2	$17,200,000	1	$4,000,000

	Other Accounts	0	$0	0	$0

Joshua E. Parrott	Registered Investment Companies	1	$25,800,000	0	$0

	Other Pooled Investment Vehicles	0	$0	0	$0

	Other Accounts	0	$0	0	$0

Mike Hennessy	Registered Investment Companies	0	$0	0	$0

	Other Pooled Investment Vehicles	0	$0	0	$0

	Other Accounts	0	$0	0	$0

Josh Tilley	Registered Investment Companies	0	$0	0	$0

	Other Pooled Investment Vehicles	0	$0	0	$0

	Other Accounts	0	$0	0	$0

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PORTFOLIO MANAGERS - POTENTIAL CONFLICTS OF INTERESTS

Messrs. Yusko, Perkins, Parrott, Hennessy and Tilley are responsible for managing other accounts, including proprietary accounts, separate accounts and other pooled investment vehicles, including unregistered hedge funds and funds of hedge funds. They may manage separate accounts or other pooled investment vehicles which may have materially higher or different fee arrangements than the registrant and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles may raise potential conflicts of interest relating to cross trading and the allocation of investment opportunities. The Investment Managers have a fiduciary responsibility to manage all client accounts in a fair and equitable manner. The Investment Managers seek to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and timely manner. To this end, the Investment Managers have developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.

PORTFOLIO MANAGERS - COMPENSATION

The compensation of the members of the Investment Committee may include a combination of the following: (i) fixed annual salary; (ii) a variable portion of the Management Fee paid by the Master Fund to HIP; and (iii) a variable portion of any Performance Allocation allocated to the General Partner of the Master Fund. The Performance Allocation is equal to 10% of the excess of the new net profits of the partner interests in the Master Fund (calculated and accrued monthly and payable annually and calculated separately for the Core Alternatives Institutional Fund, the TEI Institutional Fund and each other fund that serves as a feeder fund to the Master Fund) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year. Mr. Hennessy and Mr. Tilley each receive a guaranteed payment (similar to a salary), they are eligible for an annual discretionary bonus, which is not guaranteed, and they receive a partnership distribution.

PORTFOLIO MANAGERS - SECURITIES OWNERSHIP

The following table sets forth the dollar range of equity securities beneficially owned by each member of the Investment Committee in the Funds as of March 31, 2014:

Name of Investment Committee Member	Dollar Range of Core Alternatives Institutional Fund	Dollar Range of TEI Institutional Fund
Mark W. Yusko	None	None
David B. Perkins	$500,001 to $1,000,000	$10,001 to $50,000
Joshua E. Parrott	None	$10,001 to $50,000
Mike Hennessy	None	None
Josh Tilley	None	None

CONFLICTS OF INTEREST RELATING TO THE INVESTMENT MANAGERS

The Investment Managers may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Master Fund (“Other Accounts”). The Investment Managers expect to employ an investment program for the Master Fund that is substantially similar to the investment program employed by the Investment Managers for certain Other Accounts. As a general matter, the Investment Managers will consider participation by each Fund (through its investment in the Master Fund) in all appropriate investment opportunities that are under consideration for those Other Accounts. There may be circumstances, however, under which the Investment Managers will cause one or more Other Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Investment Managers will commit the Master Fund’s assets. There also may be circumstances under which the Investment Managers will consider participation by Other Accounts in investment opportunities in which the Investment Managers do not intend to invest on behalf of the Master Fund, or vice versa.

The Investment Managers will evaluate for the Master Fund and for each Other Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Master Fund or Other Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the

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investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Master Fund and the Other Accounts in the context of any particular investment opportunity, the investment activities of the Master Fund and the Other Accounts may differ from time to time. In addition, the fees and expenses of the Master Fund will differ from those of the Other Accounts. Accordingly, the future performance of each Fund, the Offshore Fund, the Master Fund, and the Other Accounts will vary.

When the Investment Managers determine that it would be appropriate for the Master Fund and one or more Other Accounts to participate in an investment, they will attempt to place and allocate orders on a basis that the Investment Managers believe to be fair and equitable, consistent with their responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Master Fund participate, or participate to the same extent as the Other Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and the Investment Managers will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where the Master Fund could be disadvantaged because of the investment activities conducted by the Investment Managers for the Other Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Advisers with respect to Adviser Funds) on the combined size of positions that may be taken for the Master Fund and the Other Accounts, thereby limiting the size of the Master Fund’s position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Master Fund and the Other Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Master Fund may be legally restricted from entering into a “joint transaction” (as defined in the 1940 Act) with the Other Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC.

Directors, officers, employees and affiliates of the Investment Managers may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Investment Managers, or by the Investment Managers for the Other Accounts, that are the same, different or made at a different time than positions taken for the Master Fund.

Except in accordance with applicable law, the Investment Managers and their affiliates are not permitted to buy securities or other property from, or sell securities or other property to, a Fund or the Master Fund. However, subject to certain conditions imposed by applicable rules under the 1940 Act, the Master Fund may effect certain principal transactions in securities with one or more accounts managed by the Investment Managers, except for accounts as to which either of the Investment Managers or any of their affiliates serves as a general partner or as to which they may be deemed to be an affiliated person (or an affiliated person of such a person), other than an affiliation that results solely from either of the Investment Managers or one of their affiliates serving as an investment adviser to the account. These transactions would be made in circumstances where the Investment Managers have determined it would be appropriate for both the Master Fund to purchase (or sell), and for another account to sell (or purchase), the same security or instrument on the same day.

Future investment activities of the Investment Managers and their affiliates, and of their respective directors, officers or employees, may give rise to additional conflicts of interest.

CONFLICTS OF INTEREST RELATING TO ADVISERS

The Investment Managers anticipate that each Adviser will consider participation by the applicable Adviser Fund (references in this section to Adviser Fund include Adviser Account as defined in the section entitled “CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES”) in all appropriate investment opportunities that are also under consideration for investment by the Adviser for other investment funds and accounts managed by

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the Adviser (“Adviser Managed Accounts”) that pursue investment programs similar to that of the applicable Adviser Fund or the Master Fund. However, there can be no guarantee or assurance that Advisers will follow such practices or that an Adviser will adhere to, and comply with, its stated practices, if any. In addition, circumstances may arise under which an Adviser will cause its Adviser Managed Accounts to commit a larger percentage of their assets to an investment opportunity than to which the Adviser will commit assets of the Adviser Fund. Circumstances may also arise under which an Adviser will consider participation by its Adviser Managed Accounts in investment opportunities in which the Adviser intends not to invest on behalf of the Adviser Fund, or vice versa.

Situations may occur where the Master Fund could be disadvantaged by investment activities conducted by the Adviser for the Adviser Managed Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for an Adviser Fund in which a Fund and/or Adviser Managed Accounts participate (collectively, “Co-Investors” and, individually, a “Co-Investor”), limiting the size of the Adviser Fund’s position; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instrument is limited.

An Adviser may from time to time cause an Adviser Fund to effect certain principal transactions in securities with one or more Adviser Managed Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Adviser determined it was appropriate for the Adviser Fund to purchase and an Adviser Account to sell, or the Adviser Fund to sell and the Adviser Managed Account to purchase, the same security or instrument on the same day.

Each Adviser, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, including interests in Adviser Funds, and may have conflicts of interest with respect to investments made on behalf of an Adviser Fund in which the Master Fund participates. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Adviser that are the same as, different from or made at different times than positions taken for the Adviser Fund in which the Master Fund participates. Future investment activities of the Advisers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest that could disadvantage the Master Fund, the Offshore Fund, a Fund and, ultimately, each Fund’s Partners.

Advisers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Advisers or their affiliates may from time to time receive research products and services in connection with the brokerage services that brokers (including, without limitation, affiliates of the Adviser) may provide to one or more Adviser Accounts.

CERTAIN TAX CONSIDERATIONS

CORE ALTERNATIVES INSTITUTIONAL FUND

The following summarizes certain additional tax considerations generally affecting the Master Fund, the Core Alternatives Institutional Fund and the Partners that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Master Fund, the Core Alternatives Institutional Fund or its Partners, and the discussion here and in the Prospectus is not intended as a substitute for careful tax planning. Potential investors should consult their tax advisers with specific reference to their own tax situation.

TAX TREATMENT OF MASTER FUND INVESTMENTS

In General. The Master Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader or investor is a person who buys and sells securities for its own account. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation. The Core Alternatives Institutional Fund expects to take the position that its securities trading activity constitutes a trade or business for federal income tax purposes.

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Generally, the gains and losses recognized by a trader or investor on the sale of securities are capital gains and losses. Unless a “mark to market” election under Section 475 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) is made, the Fund does not intend to make such an election, but Adviser Funds may make such an election. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see “Currency Fluctuations — ‘Section 988’ Gains or Losses” below) and certain other transactions described below, the Master Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Master Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called “straddle” and “wash sale” transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which the Master Fund’s holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the recognition, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Master Fund.

The maximum federal ordinary income tax rate for individuals is 39.6% and, in general, the maximum individual federal income tax rate for long-term capital gains and qualified dividend income is 20% (unless the taxpayer elects to be taxed at ordinary rates in certain circumstances - see “Limitation on Deductibility of Interest and Short Sale Expenses” below), although in all cases the actual rates may be higher due to the phase-out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum federal income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses generally may be carried back three years (subject to certain limitations) and carried forward five years.

In addition, non-corporate taxpayers with income above certain thresholds are subject to a 3.8% “Medicare Contribution Tax” on their net investment income. Net investment income includes dividends, interest and capital gains.

The Master Fund may realize ordinary income from dividends and the receipt or accruals of interest on securities. The Master Fund may hold debt obligations with “original issue discount.” In such case, the Master Fund will be required to include amounts in taxable income on a current basis even though receipt of those amounts may occur in a subsequent year. The Master Fund may also acquire debt obligations with “market discount.” Upon disposition of such an obligation, the Master Fund generally will be required to treat gain realized as interest income to the extent of the market discount that accrued during the period the debt obligation was held by the Master Fund. The Master Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business, if any. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. Moreover, any gain recognized from certain “conversion transactions” will be treated as ordinary income.(1)

Currency Fluctuations - “Section 988” Gains or Losses. To the extent that the Master Fund’s investments are made in securities denominated in a foreign currency, gain or loss realized by the Master Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to the Master Fund’s investments in common stock of foreign issuers will be treated as capital gains or losses at the time of the disposition of the stock. However, under Section 988 of the Code, gains and losses of the Master Fund on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and

(1)  Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer’s return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (1) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (2) certain straddles, (3) generally any other transaction that is marketed or sold on the basis that it will have the economic characteristics of a loan but the interest-like return would otherwise be taxed as capital gain or (4) any other transaction specified in Regulations.

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subsequent use of the currency to acquire stock) generally will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Master Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Master Fund actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

As indicated above (see “INVESTMENT POLICIES AND PRACTICES”), the Master Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as “Section 1256 Contracts” (see “Section 1256 Contracts” below), will not be subject to ordinary income or loss treatment under Section 988. However, if the Master Fund acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Core Alternatives Institutional Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Master Fund and is not a part of a straddle transaction and (ii) the Master Fund makes an election (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

Section 1256 Contracts. In the case of Section 1256 Contracts, the Code generally applies a “mark to market” system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts, and certain options contracts. Under these rules, Section 1256 Contracts held by the Master Fund at the end of each taxable year of the Master Fund are treated for federal income tax purposes as if they were sold by the Master Fund for their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from such deemed sales (known as “marking to market”), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Master Fund in computing its taxable income for such year. If a Section 1256 Contract held by the Master Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the “mark to market” rules.

Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See “Currency Fluctuations — ‘Section 988’ Gains or Losses” above.) If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, that consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.

Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a “mixed straddle.” A “mixed straddle” is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations, the Master Fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily “marking to market” of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations’ mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by the Master Fund will be accepted by the Service.

Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Master Fund’s hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by the Master Fund for more than one year. In addition, these rules may also terminate the running of the holding period of “substantially identical property” held by the Master Fund.

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Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Master Fund takes a short sale position with respect to stock, certain debt obligations or partnership units that have appreciated in value and thereafter acquires property that is the same as or substantially identical to the property sold short, the Core Alternatives Institutional Fund generally will recognize gain on the date of that acquisition as if the short sale were closed on such date with such property. Similarly, if the Master Fund holds an appreciated financial position with respect to stock, certain debt obligations, or partnership units and then enters into a short sale with respect to the same or substantially identical property, the Master Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date the Master Fund enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if the position were acquired on the date of the constructive sale.

Effect of Straddle Rules on Partners’ Securities Positions. The Service may treat certain positions in securities held (directly or indirectly) by a Partner and his indirect interest in similar securities held by the Master Fund as “straddles” for federal income tax purposes. The application of the “straddle” rules in such a case could affect a Partner’s holding period for the securities involved and may defer the recognition of losses with respect to such securities.

Limitation on Deductibility of Interest and Short Sale Expenses. For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for “investment interest” (i.e., interest or short sale expenses for “indebtedness properly allocable to property held for investment”). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer’s “net investment income,” consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on such amount at ordinary income tax rates.

For purposes of this provision, the Core Alternatives Institutional Fund’s and Master Fund’s activities will generally be treated as giving rise to investment income for a Partner, and the investment interest limitation will apply to a noncorporate Partner’s share of the interest and short sale expenses attributable to the Master Fund’s operation. In such case, a noncorporate Partner will be denied a deduction for all or part of that portion of his allocable share of the Core Alternatives Institutional Fund’s ordinary losses attributable to interest and short sale expenses unless he has sufficient investment income from all sources including the Core Alternatives Institutional Fund and Master Fund. A Partner who cannot deduct losses currently as a result of the application of Section 163(d) will be entitled to carry forward those losses to future years, subject to the same limitation. The investment interest limitation will also apply to interest paid by a noncorporate Partner on money borrowed to finance his investment in the Core Alternatives Institutional Fund. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

Deductibility of the Core Alternatives Institutional Fund Investment Expenditures and Certain Other Expenditures. Investment expenses (e.g., investment advisory fees) of an individual, trust or estate are miscellaneous itemized deductions that are deductible only to the extent they exceed 2% of adjusted gross income and are not deductible at all for alternative minimum tax purposes.  Beginning in 2013, the itemized deductions of individuals with income over an inflation-adjusted amount (for 2014, the amount is $305,050 for married couples filing joint federal income tax returns) will be reduced by the lesser of (i) 3% of the excess of their adjusted gross income over the specified amount or (ii) 80% of the amount of the itemized deductions otherwise allowable for the taxable year.

These limitations on deductibility should not apply to a noncorporate Partner’s share of the expenses of the  Master Fund to the extent that the Master Fund is engaged, as it expects to be, in a trade or business within the meaning of the Code. Although the  Master Fund intends to treat its expenses as not being subject to the foregoing limitations on deductibility, there can be no assurance that the Service may not treat such expenses as investment expenses that are subject to the limitations.  The IRS has issued a ruling indicating that it intends to treat the expenses of upper-tier partnerships in a master-feeder structure, such as the expenses of the  Core Alternatives Institutional Fund, as investment expenses that Partners must treat as subject to the limitations on miscellaneous itemized deductions.

The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate Partners should consult their tax advisers with respect to the application of these limitations.

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No deduction is allowed for any placement fees paid by a Partner to acquire a Unit or Units, and no deduction will be allowed for any Partner for other Core Alternatives Institutional Fund expenditures attributable to placement services. Instead any such fees will be included in the Partner’s adjusted tax basis for his Unit or Units.

Application of Rules for Income and Losses from Passive Activities. The Code restricts the deductibility of losses from a “passive activity” against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Master Fund’s securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive activity losses from other sources generally will not be deductible against a Partner’s share of such income and gain from the Core Alternatives Institutional Fund. However, income or loss attributable to the Master Fund’s investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.

“Phantom Income” from Core Alternatives Institutional Fund Investments. Pursuant to various “anti-deferral” provisions of the Code (the “subpart F” and “passive foreign investment company” provisions), investments (if any) by the Master Fund in certain foreign corporations may cause a Partner to (i) recognize taxable income prior to the Master Fund’s receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the “anti-deferral” provisions, would have been treated as long-term or short-term capital gain.

ERISA AND RELATED CONSIDERATIONS

CORE ALTERNATIVES INSTITUTIONAL FUND

No plans or accounts subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or to Section 4975 of the Code will be permitted to purchase or otherwise acquire Units in the Core Alternatives Institutional Fund (except to the extent such a plan or account is an investor in a Partner, provided such Partner is not an entity the underlying assets of which constitute the assets of a plan(s) subject to ERISA and/or Section 4975 of the Code).

TEI INSTITUTIONAL FUND

ERISA and the Code impose certain requirements on employee benefit plans to which ERISA applies (“ERISA Plans”), certain other plans (such as individual retirement accounts and non-ERISA-covered Keogh plans) that, although not subject to ERISA, are subject to certain similar rules under Section 4975 of the Code (such ERISA Plans and such other plans, collectively, “Plans”) and those persons who are fiduciaries with respect to such Plans. In accordance with ERISA’s general fiduciary standards, before investing in the TEI Institutional Fund, an ERISA Plan fiduciary should determine whether such an investment is permitted under the governing ERISA Plan instruments and is appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio.

In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor regulations provide that a fiduciary of an ERISA Plan must also give appropriate consideration to, among other things, an examination of the risk and return factors, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment in the TEI Institutional Fund, and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives.

A Plan fiduciary considering an investment in the TEI Institutional Fund should consult with its legal counsel concerning all the legal implications of investing in the TEI Institutional Fund, especially the issues discussed in the following paragraphs.

Because the TEI Institutional Fund will be registered as an investment company under the 1940 Act, the underlying assets of the TEI Institutional Fund will not be considered “plan assets” of the Plans investing in the TEI Institutional Fund for purposes of the fiduciary responsibility and prohibited transaction rules in ERISA or the Code. Thus, neither the Investment Managers, the General Partner, nor the Advisers will, solely as a result of the Plan’s

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investment in the TEI Institutional Fund, become fiduciaries within the meaning of ERISA or the Code with respect to the assets of any Plan that becomes a Partner in the TEI Institutional Fund.

Certain prospective investors may currently maintain relationships with the Investment Managers or one or more Advisers or with other entities that are affiliated with the Investment Managers or Advisers. Each of such persons may be deemed to be a “party in interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code) with respect to, and/or a fiduciary of, any Plan to which it (or an affiliate) provides investment management, investment advisory, or other services. ERISA and Section 4975 of the Code prohibit Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a Plan fiduciary from using its fiduciary authority, control or responsibility to cause the Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with legal counsel to determine if participation in the TEI Institutional Fund is a transaction that is prohibited by ERISA or the Code, and fiduciaries of Plans should not permit an investment in the TEI Institutional Fund with Plan assets if the General Partner, the Investment Managers or the Advisers, or their affiliates perform or have investment powers over such assets, unless an exemption from the prohibited transaction rules applies with respect to such investment. The TEI Institutional Fund will require Plan fiduciaries proposing to invest in the TEI Institutional Fund to certify that the purchase, holding and disposition of the interest in the TEI Institutional Fund will not result in a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code for which an exemption is not available and, in the case of an ERISA Plan, that (a) the investment by such ERISA Plan in the TEI Institutional Fund is prudent for the ERISA Plan (taking into account any applicable liquidity and diversification requirements of ERISA), (b) the investment in the TEI Institutional Fund is permitted under ERISA, the Code, and the ERISA Plan’s governing plan documents, (c) neither the General Partner, the Investment Managers, the Advisers nor any of their respective affiliates, directors, trustees, managers, members, partners, officers, or employees (collectively, the “Related Parties”) has acted as a fiduciary under ERISA with respect to such purchase, and (d) no advice provided by the Investment Managers or any of their affiliates (including, without limitation, any of the Related Parties) has formed a primary basis for any investment decision by such ERISA Plan interest holder in connection with such purchase.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings or by future legislation. Potential investors should consult with their legal counsel regarding the consequences under ERISA and the Code of the acquisition and ownership of an investment in the TEI Institutional Fund.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to the requirements of ERISA and Section 4975 of the Code discussed above but may be subject to materially similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the TEI Institutional Fund. Accordingly, any such governmental plans and church plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the TEI Institutional Fund.

THE TEI INSTITUTIONAL FUND’S SALE OF INTERESTS TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE TEI INSTITUTIONAL FUND, THE INVESTMENT MANAGERS OR ANY OF THEIR AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OF THE RELATED PARTIES), OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE INTERESTS, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

BROKERAGE

THE FUNDS

It is the policy of each of the Funds, the Offshore Fund and the Master Fund to obtain the best results in connection with effecting its portfolio transactions taking into account factors similar to those expected to be considered by the Advisers as described below. In most instances, the Master Fund will purchase interests in an Adviser Fund directly

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from the Adviser Fund, and such purchases by the Master Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Funds, the Offshore Fund and the Master Fund contemplate that, consistent with the policy of obtaining the best net result, any brokerage transactions of each Fund, the Offshore Fund and the Master Fund may be conducted through affiliates of the Investment Managers. During the fiscal years ended March 31, 2011, March 31, 2012 and March 31, 2013, the Master Fund paid $16,445, $52,260 and $101,514, respectively, in brokerage commissions. As of March 31, 2013, the Master Fund held no securities of its regular brokers or dealer (or their parents).

ADVISER FUNDS

The Adviser Funds incur transaction expenses in the management of their portfolios, which will decrease the value of the Master Fund’s investment in the Adviser Funds. In view of the fact that the investment program of certain of the Adviser Funds may include trading as well as investments, short-term market considerations will frequently be involved, and it is anticipated that the turnover rates of the Adviser Funds may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Adviser Funds may not be transparent to the Investment Managers. Each Adviser Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Investment Managers will have no direct or indirect control over the brokerage or portfolio trading policies employed by the Advisers. The Investment Managers expect that each Adviser Fund will generally select broker-dealers to effect transactions on the Adviser Fund’s behalf substantially in the manner set forth below.

In selecting brokers and dealers to execute transactions on behalf of an Adviser Fund or Adviser Account, the Investment Managers expect each Adviser will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm’s risk in positioning a block of securities. Although it is expected that each Adviser generally will seek reasonably competitive commission rates, an Adviser may not necessarily pay the lowest commission available on each transaction. The Advisers may typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Brokerage practices adopted by Advisers with respect to Adviser Funds may vary and will be governed by each Adviser Fund’s organizational documents.

Consistent with the principle of seeking best price and execution, an Adviser may place orders for an Adviser Fund or Adviser Account with brokers that provide the Adviser and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Advisers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Advisers or their affiliates in providing services to clients other than the Adviser Funds and the Adviser Accounts they manage. In addition, not all of the supplemental information is necessarily used by an Adviser in connection with the Adviser Fund or Adviser Account it manages. Conversely, the information provided to an Adviser by brokers and dealers through which other clients of the Adviser or its affiliates effect securities transactions may be useful to the Adviser in providing services to the Adviser Fund or an Adviser Account.

No guarantee or assurance can be made that an Adviser Fund’s brokerage transaction practices will be transparent or that the Adviser Fund will establish, adhere to, or comply with its stated practices. However, as the Adviser Funds may not be investment companies registered under the 1940 Act, they may select brokers on a basis other than as outlined above and may receive benefits other than research or that benefit the Adviser or its affiliates rather than the Adviser Fund. Each Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Adviser Funds.

Adviser Funds may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

[        ] serves as each Fund’s independent registered public accounting firm. Its principal business address is [        ].

Drinker Biddle & Reath LLP, One Logan Square, Ste. 2000, Philadelphia, Pennsylvania 19103-6996, acts as Fund Counsel.

CUSTODIANS

UMB Bank, N.A. (the “Custodian”) serves as the custodian of the Funds’ and the Offshore Fund’s assets.  The Custodian also serves as the custodian of the Master Fund’s assets not held by U.S. Bank National Association (“U.S. Bank” and together with the Custodian, the “Custodians”).  U.S. Bank serves as the custodian of the Master Fund’s assets that are used to collateralize any borrowings pursuant to the Master Fund’s credit facility with Credit Suisse International (“Credit Suisse”).  The Custodians may maintain custody of assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. Assets are not held by the Investment Managers or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depositary, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Boulevard, Kansas City, Missouri 64106. The Custodian is an affiliate of the Administrator.  U.S. Bank’s principal business address is 800 Nicollet Mall, Minneapolis, Minnesota 55402.

FUND SERVICING FEE

Each Fund intends to pay compensation to Hatteras Investment Partners, LLC (in such capacity, the “Servicing Agent”) for fund services in accordance with a fund servicing agreement between each Fund and the Servicing Agent. The Servicing Agent receives a monthly fund servicing fee  equal to 1/12th of 0.10% (0.10% on an annualized basis) of the aggregate value of each Fund’s net assets as of the end of each month.  The fund servicing fees payable to the Servicing Agent will be borne pro rata by all Partners of each corresponding Fund before giving effect to any repurchase of Units in a Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Partners.  The Servicing Agent may waive (to all investors on a pro rata basis) or pay to third parties all or a portion of any such fees in its sole discretion.  The Servicing Agent may delegate some or all of its servicing responsibilities to one or more service providers.  The Servicing Agent may delegate and any such service provider will provide customary services, including some or all of the following: (1) assisting in the maintenance of a Fund’s records containing information relating to Partners; (2) providing the Funds with personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of a Fund and Partner services; (3) as agreed from time to time with the Board in accordance with Rule 38a-1 under the Investment Company Act, making available the services of appropriate compliance personnel and resources relating to compliance policies and procedures of the Funds; (4) assisting in the administration of meetings of the Board and its committees and the Partners; (5) assisting in administering subscriptions and tender offers, including assistance in the preparation of regulatory filings and the transmission of cash between Partners and a Fund, and the Funds and the Master Fund (or any successor thereto designated by a Fund); (6) assisting in arranging for, at the Funds’ expense, the preparation of all required tax returns; (7) assisting in the periodic updating of the Funds’ prospectus(es) and statement(s) of additional information, the preparation of proxy statements to Partners, and the preparation of reports filed with regulatory authorities; (8) providing information and assistance as requested in connection with the registration of the Funds’ Units in accordance with state securities requirements; (9) providing assistance in connection with the preparation of the Funds’ periodic financial statements and annual audit as reasonably requested by the Board or officers of the Funds or the Funds’ independent accountants; and (10) supervising other aspects of the Funds’ operations and providing other administrative services to the Funds.

SUMMARY OF AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENTS

An investor in each Fund will be a Partner of that Fund and his or her rights in such Fund will be established and governed by that Fund’s Amended and Restated Limited Partnership Agreement (“Limited Partnership Agreement”). A prospective investor and his or her advisors should carefully review the Limited Partnership Agreement of the applicable Fund as each Partner will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of each Limited Partnership Agreement that

39

may not be described elsewhere in this SAI. The description of such items and provisions is not definitive and reference should be made to the complete text of the Limited Partnership Agreement of the applicable Fund.

PARTNERS; ADDITIONAL CLASSES OF UNITS

Persons who purchase Units of a Fund will be Partners of that Fund. In addition, to the extent permitted by the 1940 Act or any required exemptive relief, each Fund reserves the right to issue additional classes of Units in the future subject to fees, charges, repurchase rights and other characteristics different from those of the Units offered in this SAI.

LIABILITY OF PARTNERS

Under Delaware law and the Limited Partnership Agreement, each Partner will be liable for the debts and obligations of a Fund only to the extent of the value of such Partner’s Units in that Fund. A Partner, in the sole discretion of the Board, may be obligated to return to a Fund amounts distributed to the Partner in accordance with the Limited Partnership Agreement in certain circumstances where, after giving effect to the distribution, certain liabilities of that Fund exceed the fair market value of that Fund’s assets.

LIMITATION OF LIABILITY; INDEMNIFICATION

Each Limited Partnership Agreement provides that the members of each Board and the General Partner (including certain of its affiliates, among others) shall not be liable to such Fund or any of the Partners of that Fund for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office or as otherwise required by applicable law. Each Limited Partnership Agreement also contains provisions for the indemnification, to the extent permitted by law, of the General Partner, the members and former members of the Board and the Investment Managers (including certain of their affiliates, among others) by each Fund (but not by the Partners individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of a Fund. None of these persons shall be personally liable to any Partner for the repayment of any positive balance in the Partner’s capital account or for contributions by the Partner to the capital of the applicable Fund or by reason of any change in the federal or state income tax laws applicable to each Fund or its investors. The rights of indemnification and exculpation provided under the Limited Partnership Agreement shall not be construed so as to limit liability or provide for indemnification of the members and former members of the Board and the Investment Managers (including certain of their affiliates, among others) for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Limited Partnership Agreement to the fullest extent permitted by law.

POWER OF ATTORNEY

In subscribing for a Unit or Units, a Partner will appoint the General Partner as his, her or its attorney-in-fact and in the name, place and stead of, the Partner, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish: (i) any amendment to the Fund’s Limited Partnership Agreement; (ii) any amendment to the Fund’s Certificate of Limited Partnership, including, without limitation, any such amendment required to reflect any amendments to the Limited Partnership Agreement, and including, without limitation, an amendment to effectuate any change in the membership of the Partnership; and (iii) all other such instruments, documents and certificates that, in the view of legal counsel to the Funds, from time to time may be required by the law.  This power of attorney, which will be contained in the Subscription Agreement, is a special power of attorney and is coupled with an interest in favor of the General Partner and as such will be irrevocable and will continue in full force and effect notwithstanding the subsequent death or incapacity of any Partner granting the power of attorney. In addition, the power of attorney will survive the delivery of a transfer by a Partner of all or any portion of the Partner’s Units, except that when the transferee of the Units or any portion of a Unit has been approved by a Fund for admission to a Fund as a substitute Partner, or upon the withdrawal of a Partner from a Fund pursuant to a repurchase of Units or otherwise, the power of attorney given by the transferor will terminate.

40

AMENDMENT OF THE LIMITED PARTNERSHIP AGREEMENTS

Each Limited Partnership Agreement may generally be amended, in whole or in part, with the approval of a majority of the Directors (including a majority of the Independent Directors, if required by the 1940 Act) of the applicable Fund and without the approval of the Partners of that Fund unless the approval of Partners is required under the 1940 Act. However, certain amendments to a Limited Partnership Agreement involving capital accounts and allocations thereto may not be made without the written consent of each Partner of such Fund materially adversely affected thereby or unless each Partner of that Fund has received written notice of the amendment and any Partner of such Fund objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board) to have all of its Units repurchased by the applicable Fund.

TERM, DISSOLUTION AND LIQUIDATION

Each Fund shall be dissolved (i) upon the affirmative vote to dissolve such Fund by a majority of the Directors and Partners of that Fund holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Partners of that Fund, (ii) upon an election by the General Partner to dissolve that Fund or upon the withdrawal of the General Partner, unless (a) at such time there remains at least one general partner who elects to continue the business of that Fund or (b) both the Directors and Partners of that Fund holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Partners of that Fund elect (within 60 days of the event giving rise to the dissolution occurs) to continue that Fund or (iii) as otherwise required by operation of law.

In the event of the dissolution of the Master Fund, the Board of each Fund will seek to act in the best interests of the Fund and the Partners of that Fund in determining whether, for example, to invest its assets directly, rather than through the Master Fund, or to dissolve that Fund. The Master Fund shall be dissolved (i) upon the affirmative vote to dissolve the Master Fund by a majority of the Directors and Partners holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Partners, (ii) upon an election by the General Partner to dissolve the Master Fund or upon the withdrawal of the General Partner, unless (a) at such time there remains at least one general partner who elects to continue the business of the Master Fund or (b) both the Directors and Partners holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Partners elect (within 60 days of the event giving rise to the dissolution occurs) to continue the Master Fund or (iii) as otherwise required by operation of law.

Any investor in the Master Fund, including each Fund or other feeder funds that invest in the Master Fund, also may, in connection with the dissolution and liquidation of such investor in the Master Fund, tender to the Master Fund for redemption all of such investor’s interest in the Master Fund. In the event of such a tender for redemption, the Master Fund, subject always to the terms of its limited partnership agreement and the Master Fund’s ability to liquidate sufficient Master Fund investments in an orderly fashion determined by the Master Fund’s directors to be fair and reasonable to the Master Fund and all of its limited partners (including the Fund), shall pay to such redeeming limited partner within 90 days the proceeds of such redemption, provided that such proceeds may be paid in cash, by means of in-kind distribution of Master Fund investments, or as a combination of cash and in-kind distribution of Master Fund investments.

Upon the occurrence of any event of dissolution of a Fund, the Board of that Fund or HIP, acting as liquidator under appointment by the Board of that Fund (or another liquidator, if the Board does not appoint HIP to act as liquidator or is unable to perform this function) is charged with winding up the affairs of such Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the Prospectus under the section titled “CAPITAL ACCOUNTS AND ALLOCATIONS.”

Upon the liquidation of a Fund, its assets will be distributed: (i) first to satisfy the debts, liabilities, and obligations of that Fund (other than debts to Partners) including actual or anticipated liquidation expenses; (ii) next to repay debts, liabilities and obligations owing to the Partners; and (iii) finally to the Partners proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board of that Fund or liquidator determines that such a distribution would be in the interests of the Partners of that Fund in facilitating an orderly liquidation.

41

The Board of the dissolving Fund may, in its sole discretion, and if determined to be in the best interests of the Partners of that Fund, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of that Fund. The use of a liquidating trust would be subject to the regulatory requirements of the 1940 Act and applicable Delaware law, and could result in additional expenses to the Partners of that Fund.

REPORTS TO PARTNERS

Each Fund will furnish to its Partners as soon as practicable after the end of each taxable year such information as is necessary for Partners to complete U.S. federal, state and local income tax or information returns, including a copy of Schedule K-1 of the applicable Fund’s federal income tax return for the calendar year most recently ended, along with any other tax information required by law. In the event that the 1940 Act or the SEC in the future requires more frequent reporting, each Fund will comply with such additional reporting requirements.

Each Fund will send to its Partners a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Other reports from the Investment Managers regarding a Fund’s operations may be sent to the Fund’s Partners as the Investment Managers deem necessary or appropriate. In the event that the 1940 Act or the SEC in the future requires more frequent reporting, each Fund will comply with such additional reporting requirements.

The reports described above may be delayed to some extent as the preparation of such reports is dependent upon the completion of the reports of each Adviser Fund in which the Fund invests, and, as a result, Partners may be forced to file an extension for their income tax returns.

ANTI-MONEY LAUNDERING CONSIDERATIONS

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), signed into law on and effective as of October 26, 2001, requires that financial institutions establish and maintain compliance programs to guard against money laundering activities. The USA PATRIOT Act requires the Secretary of the Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject pooled investment vehicles such as the Funds to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require the Investment Managers or other service providers to each Fund, in connection with the establishment of anti-money laundering procedures, to share information with governmental authorities with respect to its Partners. Such legislation and/or regulations could require each Fund to implement additional restrictions on the transfer of the Units. The Investment Managers reserve the right to request such information as is necessary to verify the identity of a Partner and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. Each Fund may, in the event of delay or failure by the applicant to produce any information required for verification purposes, or for any other reason, in its sole and absolute discretion, refuse an investment in or transfer of Units by any person or entity.

Each Fund may require a detailed verification of each prospective investor’s identity and the source of the payment of the subscription amount. Each Fund may also require that this information be supplied by a prospective investor who did not supply such information when it subscribed for Units. This information, and any other information supplied by a prospective investor or a Partner (each, an “Investor”) of a Fund, may be transmitted to any governmental agency that the applicable Fund reasonably believes has jurisdiction (each, a “Governmental Authority”), without prior notice to the Investor, in order to satisfy any applicable anti-money laundering laws, rules or regulations to which each Fund is or may become subject, notwithstanding any confidentiality agreement to the contrary.

Depending on the circumstances of each Investor, a detailed verification might not be required where:

(1)  the applicant is a recognized financial institution which is regulated by a recognized regulatory authority and carries on business in a country listed in Schedule 3 Money Laundering Regulations (2009 Revision); or

42

(2)  the application is made through a recognized intermediary which is regulated by a recognized regulatory authority and carries on business in a country listed in Schedule 3, Money Laundering Regulations (2009 Revision). In this situation each Fund may rely on a written assurance from the intermediary that the requisite identification procedures on the applicant for business have been carried out.

These exceptions will only apply if the financial institution or intermediary referred to above is within a country recognized as having sufficient anti-money laundering regulations.

In attempting to verify an Investor’s identity, the General Partner of a Fund may request any information it deems necessary including, but not limited to, the Investor’s legal name, current address, date of birth or date of formation (as applicable), information regarding the nature of the Investor’s business, the locations in which the Investor transacts its business, proof as to the current good standing of the Investor in its jurisdiction of formation (if an entity), proof of identity (e.g., a driver’s license, social security number or taxpayer identification number), and any other information the General Partner of a Fund believes is reasonably necessary to verify the identity of the Investor. The General Partner of a Fund may also request information regarding the source of the subscription amount including, but not limited to, letters from financial institutions, bank statements, tax records, audited financial statements and other information the General Partner believes is reasonably necessary to verify the source of the subscription amount.

Each Fund may request that an Investor supply updated information regarding its identity or business at any time. Each Fund may also request additional information regarding the source of any funds used to make additional contributions to the Fund. In the event of delay or failure by an Investor to produce any information required for verification purposes, the General Partner of a Fund may refuse to accept a new or additional contribution. The General Partner may refuse a redemption of a Partner’s Units, or any portion thereof, in the Fund or other transfer of funds if it believes such action is necessary in order to comply with its responsibilities under applicable law.

An Investor may be asked to indemnify and hold harmless each Fund, the General Partner, the Investment Managers and their respective Affiliates, including their officers, directors, members, partners, shareholders, managers, employees and agents (collectively, each “Fund and its Affiliates”) from and against any loss, liability, cost or expense (including, but not limited to, attorneys’ fees, taxes and penalties) which may result, directly or indirectly, from any misrepresentation or breach of any warranty, condition, covenant or agreement set forth in the Subscription Documents or any other document delivered by the Investor to the applicable Fund or as a result of any violations of law committed by the Investor. Such Subscription Documents will further provide that each Fund and its Affiliates are not and shall not be liable for any loss, liability, cost or expense to the Investor resulting, directly or indirectly, from any action taken by a Fund and its Affiliates in making a good faith attempt to comply with the laws of any jurisdiction to which a Fund and its Affiliates are or become subject, including loss resulting from a failure to process any application for withdrawal if such information that has been required by a Fund and its Affiliates has not been provided by the Investor or if a Fund and its Affiliates believe in good faith that the processing thereof would violate applicable law. This indemnification provision shall be in addition to, and not in limitation of, any other indemnification provision applicable to each Fund and its Affiliates.

Each Fund and its Affiliates hereby disclaim any and all responsibility for any action taken by them in a good faith attempt to comply with the applicable laws of any jurisdiction or at the direction of any Governmental Authority. Any and all losses incurred by an Investor in a Fund as a direct or indirect result of any action taken by such Fund and its Affiliates in a good faith attempt to comply with the applicable laws of any jurisdiction or at the direction of any Governmental Authority shall be the sole responsibility of the Investor without recourse to a Fund and its Affiliates.

FISCAL YEARS

For accounting purposes, each Fund’s fiscal year is the 12-month period ending on March 31. For tax purposes, each Fund adopted the 12-month period ending December 31 of each year as its taxable year.

FUND ADVERTISING AND SALES MATERIAL

Advertisements and sales literature relating to a Fund and reports to Partners may include quotations of investment performance. In these materials, a Fund’s performance will normally be portrayed as the net return to an investor in

43

the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray a Fund’s investment performance.

A Fund’s investment performance will vary from time to time, and past results are not necessarily representative of future results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing a Fund, may also be used to advertise or market the applicable Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of a Fund’s investment performance to the performance of recognized market indices and indices. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in a Fund.

FINANCIAL STATEMENTS

Financial statements for each Fund and the Master Fund as well as a report by the Funds’ Independent Registered Public Accounting Firm are available in each Fund’s annual report to Partners dated March 31, 2014 and are attached as Appendix B to this SAI.

44

APPENDIX A

INDUSTRY CLASSIFICATIONS

A)  BASIC MATERIALS

1) Chemicals

2) Forest Products & Paper

3) Iron/Steel

4) Mining

B)  COMMUNICATIONS

5) Advertising

6) Internet

7) Media

8) Telecommunications

C)  CONSUMER, (CYCLICAL)

9) Airlines

10) Apparel

11) Auto Manufacturers

12) Auto Parts & Equipment

13) Distribution/Wholesale

14) Entertainment

15) Food Service

16) Home Builders

17) Home Furnishings

18) Housewares

19) Leisure Time

20) Lodging

21) Office Furnishings

22) Retail

23) Storage/Warehousing

24) Textiles

25) Toys/Games/Hobbies

D)  CONSUMER, (NON-CYCLICAL)

26) Agriculture

27) Beverages

28) Biotechnology

29) Commercial Services

30) Cosmetics/Personal Carte

31) Food

32) Healthcare-Products

33) Healthcare-Services

34) Household Products/Wares

35) Pharmaceuticals

E)  DIVERSIFIED

36) Holding Companies-Divers

F)  ENERGY

37) Coal

38) Energy-alternate Sources

39) Oil & Gas

40) Oil & Gas Services

41) Pipelines

G)   FINANCIAL

42) Banks

43) Closed-end Funds

44) Country Funds-Closed-end

45) Diversified Financial Service

46) Insurance

47) Investment Companies

48) REITS

49) Real Estate

50) Savings & Loans

51) Venture Capital

H)   INDUSTRIAL

52) Aerospace/Defense

53) Building Materials

54) Electrical Company & Equipment

55) Electronics

56) Engineering & construction

57) Environmental Control

58) Hand/Machine Tools

59) Machinery - Construction & mining

60) Machinery - Diversified

61) Metal Fabricates/Hardware

62) Miscellaneous Manufacture

63) Packaging & Containers

64) Shipbuilding

65) Transportation

66) Trucking & Leasing

I)   TECHNOLOGY

67) Computers

68) Office/Business Equipment

69) Semiconductors

70) Software

J)   UTILITIES

71) Electric

72) Gas

73) Water

Appendix B

HATTERAS FUNDS

Hatteras Core Alternatives Fund, L.P.
(a Delaware Limited Partnership)

Hatteras Core Alternatives TEI Fund, L.P.
(a Delaware Limited Partnership)

Hatteras Core Alternatives Institutional Fund, L.P.
(a Delaware Limited Partnership)

Hatteras Core Alternatives TEI Institutional Fund, L.P.
(a Delaware Limited Partnership)

Financial Statements

As of and for the year ended March 31, 2014
With Report of Independent Registered Public Accounting Firm

B-1

HATTERAS FUNDS

As of and for the year ended March 31, 2014

Hatteras Core Alternatives Fund, L.P. (a Delaware Limited Partnership)

Hatteras Core Alternatives TEI Fund, L.P. (a Delaware Limited Partnership)

Hatteras Core Alternatives Institutional Fund, L.P. (a Delaware Limited Partnership)

Hatteras Core Alternatives TEI Institutional Fund, L.P. (a Delaware Limited Partnership)

HATTERAS FUNDS

(each a Delaware Limited Partnership)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[TO BE FILED BY AMENDMENT]

ONE

HATTERAS FUNDS

(each a Delaware Limited Partnership)

STATEMENTS OF ASSETS, LIABILITIES AND PARTNERS’ CAPITAL

March 31, 2014

	Hatteras Core Alternatives Fund, L.P.	Hatteras Core Alternatives TEI Fund, L.P.*	Hatteras Core Alternatives Institutional Fund, L.P.	Hatteras Core Alternatives TEI Institutional Fund, L.P.*
Assets
Investment in Hatteras Master Fund, L.P., at fair value	$166,947,033	$222,549,790	$179,185,802	$478,391,881
Cash	200,000	255,000	200,000	255,000
Receivable for withdrawals from Hatteras Master Fund, L.P.	8,742,352	11,657,555	9,401,307	25,080,095
Investment in Hatteras Master Fund, L.P. paid in advance	100,785	—	—	—
Prepaid assets	4,360	5,794	4,666	12,529
Total assets	$175,994,530	$234,468,139	$188,791,775	$503,739,505
Liabilities and partners’ capital
Withdrawals payable	$8,745,446	$11,657,534	$9,401,307	$25,080,067
Contributions received in advance	250,000	15,000	—	50,000
Servicing fee payable	123,946	165,270	15,672	41,808
Professional fees payable	50,500	31,773	50,500	30,500
Accounting and administration fees payable	22,892	32,275	19,375	32,337
Printing fees payable	25,000	25,000	25,000	25,000
Custodian fees payable	800	1,316	800	1,316
Withholding tax payable	—	116,234	—	237,409
Other accrued expenses	—	5,045	—	2,885
Total liabilities	9,218,584	12,049,447	9,512,654	25,501,322
Partners’ capital	166,775,946	222,418,692	179,279,121	478,238,183
Total liabilities and partners’ capital	$175,994,530	$234,468,139	$188,791,775	$503,739,505
Components of partners’ capital
Capital contributions (net)	$154,090,135	$211,201,196	$163,532,827	$409,928,697
Accumulated net investment loss	(15,208,146)	(20,914,687)	(91,582)	(1,190,697)
Accumulated net realized gain (loss)	(952,591)	773,091	(734,289)	13,038,613
Accumulated net unrealized appreciation on investments	28,846,548	31,359,092	16,572,165	56,461,570
Partners’ capital	$166,775,946	$222,418,692	$179,279,121	$478,238,183
Net asset value per unit	$102.68	$102.08	$106.86	$105.65
Maximum offering price per unit**	$104.74	$104.12	$106.86	$105.65
Number of authorized units	7,500,000.00	7,500,000.00	7,500,000.00	10,000,000.00
Number of outstanding units	1,624,178.15	2,178,910.44	1,677,741.88	4,526,662.44

*  Consolidated Statement. See note 1.

**  The maximum sales load for the Hatteras Core Alternatives Fund, L.P. and the Hatteras Core Alternatives TEI Fund, L.P. is 2.00%. The remaining funds are not subject to a sales load.

See notes to financial statements.

TWO

HATTERAS FUNDS

(each a Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

For the year ended March 31, 2014

	Hatteras Core Alternatives Fund, L.P.	Hatteras Core Alternatives TEI Fund, L.P.*	Hatteras Core Alternatives Institutional Fund, L.P.	Hatteras Core Alternatives TEI Institutional Fund, L.P.*
Net investment income allocated from Hatteras Master Fund, L.P.
Investment income	$6,352,048	$8,466,554	$6,821,130	$18,217,698
Operating expenses	(2,342,506)	(3,120,808)	(2,515,179)	(6,755,397)
Performance allocation	—	—	(737,135)	(5,008,658)
Net investment income allocated from Hatteras Master Fund, L.P.	4,009,542	5,345,746	3,568,816	6,453,643
Feeder Fund investment income
Interest	63	74	55	106
Total fund investment income	63	74	55	106
Feeder Fund expenses
Servicing fee	1,522,054	2,027,244	192,089	514,236
Accounting and administration fees	133,025	193,845	115,107	194,055
Insurance fees	52,314	69,554	55,729	149,488
Directors’ fees	43,125	43,125	43,125	43,125
Professional fees	71,858	49,004	67,938	59,484
Printing fees	45,614	42,451	47,442	47,808
Custodian fees	7,885	11,161	11,688	15,717
Withholding tax	—	581,172	—	1,187,046
Other expenses	31,731	33,381	32,486	39,172
Total Feeder Fund expenses	1,907,606	3,050,937	565,604	2,250,131
Net investment income	2,101,999	2,294,883	3,003,267	4,203,618
Net realized gain and change in unrealized appreciation on investments allocated from Hatteras Master Fund, L.P.
Net realized gain from investments in Adviser Funds, securities and foreign exchange transactions	4,193,753	5,606,107	4,517,464	12,061,320
Net change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions	10,660,433	14,219,601	11,394,150	30,822,744
Net realized gain and change in unrealized appreciation on investments allocated from Hatteras Master Fund, L.P.	14,854,186	19,825,708	15,911,614	42,884,064
Net increase in partners’ capital resulting from operations	$16,956,185	$22,120,591	$18,914,881	$47,087,682

*  Consolidated Statement. See note 1.

See notes to financial statements.
THREE

HATTERAS FUNDS

(each a Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

For the year ended March 31, 2013 and the year ended March 31, 2014

	Hatteras Core Alternatives Fund, L.P.	Hatteras Core Alternatives TEI Fund, L.P.*	Hatteras Core Alternatives Institutional Fund, L.P.	Hatteras Core Alternatives TEI Institutional Fund, L.P.*
	Limited Partners	Limited Partners	Limited Partners	Limited Partners
Partners’ Capital, at March 31, 2012	$234,880,501	$312,203,760	$236,891,562	$624,546,925
Capital contributions	8,346,000	10,697,277	12,778,549	26,609,863
Capital withdrawals	(66,564,692)	(87,225,548)	(62,321,857)	(145,459,748)
Repurchase fees	189,352	99,866	190,180	118,808
Net investment income/(loss)	(367,785)	(717,489)	1,339,583	2,382,329
Net realized gain from investments in Adviser Funds, securities and foreign exchange transactions	5,481,387	7,330,608	5,841,578	15,628,270
Net change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions	2,989,143	3,660,794	2,892,592	7,728,454
Partners’ Capital, at March 31, 2013**	$184,953,906	$246,049,268	$197,612,187	$531,554,901
Capital contributions	945,102	2,671,050	1,495,233	3,553,949
Capital withdrawals	(36,082,341)	(48,425,178)	(38,743,408)	(103,958,885)
Withdrawal fees	3,094	2,961	228	536
Net investment income	2,101,999	2,294,883	3,003,267	4,203,618
Net realized gain from investments in Adviser Funds, securities and foreign exchange transactions	4,193,753	5,606,107	4,517,464	12,061,320
Net change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions	10,660,433	14,219,601	11,394,150	30,822,744
Partners’ Capital, at March 31, 2014***	$166,775,946	$222,418,692	$179,279,121	$478,238,183

*  Consolidated Statement. See note 1.

**  Including accumulated net investment loss of $17,310,145; $23,209,570; $3,094,849; and $5,394,315, respectively.

***  Including accumulated net investment loss of $15,208,146; $20,914,687; $91,582; and $1,190,697, respectively.

See notes to financial statements.

FOUR

HATTERAS FUNDS

(each a Delaware Limited Partnership)

STATEMENTS OF CASH FLOWS

For the year ended March 31, 2014

	Hatteras Core Alternatives Fund, L.P.	Hatteras Core Alternatives TEI Fund, L.P.*	Hatteras Core Alternatives Institutional Fund, L.P.	Hatteras Core Alternatives TEI Institutional Fund, L.P.*
Cash flows from operating activities:
Net increase in partners’ capital resulting from operations	$16,956,185	$22,120,591	$18,914,881	$47,087,682
Adjustments to reconcile net increase in partners’ capital resulting from operations to net cash provided by operating activities:
Purchase of interests in Hatteras Master Fund, L.P.	(379,742)	(1,302,726)	(1,095,465)	(2,796,681)
Proceeds from withdrawals from Hatteras Master Fund, L.P.	37,286,647	50,049,324	38,948,072	105,214,305
Net investment income allocated from Hatteras Master Fund, L.P.	(4,009,542)	(5,345,746)	(3,568,816)	(6,453,643)
Net realized gain from investments in Adviser Funds, securities and foreign exchange transactions allocated from Hatteras Master Fund, L.P.	(4,193,753)	(5,606,107)	(4,517,464)	(12,061,320)
Net change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions allocated from Hatteras Master Fund, L.P.	(10,660,433)	(14,219,601)	(11,394,150)	(30,822,744)
(Increase)/Decrease in receivable for withdrawals from Hatteras Master Fund, L.P.	991,655	1,289,973	998,842	2,897,248
(Increase)/Decrease in investment in Hatteras Master Fund, L.P. paid in advance	62,616	102,229	486,857	439,525
(Increase)/Decrease in prepaid assets	37	55	(221)	(802)
Increase/(Decrease) in servicing fee payable	(14,050)	(18,280)	(1,663)	(4,823)
Increase/(Decrease) in accounting and administration fees payable	11,325	16,193	9,836	16,189
Increase/(Decrease) in professional fees payable	6,848	6,106	6,280	15,990
Increase/(Decrease) in custodian fees payable	—	(84)	—	(84)
Increase/(Decrease) in printing fees payable	15,000	10,000	20,000	(2,599)
(Increase)/Decrease in withholding tax payable	—	116,234	—	237,409
Increase/(Decrease) in other accrued expenses	(5,000)	(3,000)	(5,000)	(11,786)
Net cash provided by operating activities	36,067,793	47,215,161	38,801,989	103,753,866
Cash flows from financing activities:
Capital contributions	850,102	2,347,050	940,033	3,051,759
Capital withdrawals, net of withdrawal fees	(37,067,895)	(49,712,211)	(39,742,022)	(106,855,625)
Net cash used in financing activities	(36,217,793)	(47,365,161)	(38,801,989)	(103,803,866)
Net change in cash	(150,000)	(150,000)	—	(50,000)
Cash at beginning of year	350,000	405,000	200,000	305,000
Cash at end of year	$200,000	$255,000	$200,000	$255,000

*  Consolidated Statement. See note 1.

See notes to financial statements.

FIVE

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

As of and for the year ended March 31, 2014

1.  ORGANIZATION

The Hatteras Funds, each a “Feeder Fund” and collectively the “Feeder Funds” are:

Hatteras Core Alternatives Fund, L.P.

Hatteras Core Alternatives TEI Fund, L.P.

Hatteras Core Alternatives Institutional Fund, L.P.

Hatteras Core Alternatives TEI Institutional Fund, L.P.

The Hatteras Core Alternatives TEI Fund, L.P. and the Hatteras Core Alternatives TEI Institutional Fund, L.P. each invest substantially all of their assets in the Hatteras Core Alternatives Offshore Fund, LDC and Hatteras Core Alternatives Offshore Institutional Fund, LDC, (collectively the “Blocker Funds”), respectively. The Blocker Funds are Cayman Islands limited duration companies with the same investment objective as the Feeder Funds. The Blocker Funds serve solely as intermediate entities through which the Hatteras Core Alternatives TEI Fund, L.P. and the Hatteras Core Alternatives TEI Institutional Fund, L.P. invest in Hatteras Master Fund, L.P. (the “Master Fund” and together with the Feeder Funds, the “Funds”). The Blocker Funds enable tax-exempt Limited Partners (as defined below) to invest without receiving certain income in a form that would otherwise be taxable to such tax-exempt Limited Partners regardless of their tax-exempt status. The Hatteras Core Alternatives TEI Fund, L.P. owns 100% of the participating beneficial interests of the Hatteras Core Alternatives Offshore Fund, LDC and the Hatteras Core Alternatives TEI Institutional Fund, L.P. owns 100% of the participating beneficial interests of the Hatteras Core Alternatives Offshore Institutional Fund, LDC. Where these Notes to Financial Statements discuss the Feeder Funds’ investment in the Master Fund, for Hatteras Core Alternatives TEI Fund, L.P. and Hatteras Core Alternatives TEI Institutional Fund, L.P., it means their investment in the Master Fund through the applicable Blocker Fund.

The Feeder Funds are organized as Delaware limited partnerships, and are registered under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, (the “1940 Act”) as closed-end, non-diversified, management investment companies. The primary investment objective of the Feeder Funds is to provide capital appreciation consistent with the return characteristic of the alternative investment portfolios of larger endowments. The Feeder Funds’ secondary objective is to provide capital appreciation with less volatility than that of the equity markets. To achieve their objectives, the Feeder Funds provide their investors with access to a broad range of investment strategies, asset categories and trading advisers (“Advisers”) and by providing overall asset allocation services typically available on a collective basis to larger institutions, through an investment of substantially all of their assets into the Master Fund, which is registered under the 1940 Act. The Feeder Funds are co-managed by Hatteras Investment Partners, LLC (“HIP”), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Morgan Creek Capital Management, LLC (“MCCM,” together with HIP, the “Investment Managers”), a North Carolina limited liability company registered as an investment adviser under the Advisers Act. Investors who acquire units of limited partnership interest in the Feeder Funds (“Units”) are the limited partners (each, a “Limited Partner” and together, the “Limited Partners”) of the Feeder Funds.

The financial statements of the Master Fund, including the schedule of investments, are included elsewhere in this report and should be read with the Feeder Funds’ financial statements. The percentages of the Master Fund’s beneficial limited partnership interests owned by the Feeder Funds at March 31, 2014 were:

Hatteras Core Alternatives Fund, L.P.	15.94%
Hatteras Core Alternatives TEI Fund, L.P.	21.25%
Hatteras Core Alternatives Institutional Fund, L.P.	17.13%
Hatteras Core Alternatives TEI Institutional Fund, L.P.	45.68%

Hatteras Investment Management, LLC, a Delaware limited liability company, serves as the General Partner of each of the Feeder Funds and the Master Fund (the “General Partner”). The General Partner is an affiliate of HIP. The General Partner has appointed a Board of Directors for each Feeder Fund (collectively the “Boards”) and, to the fullest extent permitted by applicable law, has irrevocably delegated to the Boards its rights and powers to monitor and oversee the business affairs of the Feeder Funds, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Feeder Funds’ business.

2.  SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are expressed in United States dollars. The following is a summary of significant accounting and reporting policies used in preparing the financial statements.

a.  Investment Valuation

The Feeder Funds do not make direct investments in securities or financial instruments, and invest substantially all of their assets in the Master Fund. The Feeder Funds record their investment in the Master Fund at fair value. Because the full amount of investment cannot be redeemed at least quarterly, each Feeder Fund’s investment in the Master Fund would be considered level 3 under Accounting Standards Codification 820 — Fair Value, as described in the notes to the Master Fund’s financial statements included elsewhere in this report. Valuation

SIX

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

2.  SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

a.  Investment Valuation (concluded)

of securities held by the Master Fund, including the Master Fund’s disclosure of investments under the three-tier hierarchy, is also discussed in the notes to the Master Fund’s financial statements.

b.  Allocations from the Master Fund

The Feeder Funds record their allocated portion of income, expense, realized gains and losses and unrealized appreciation and depreciation from the Master Fund.

c.  Feeder Fund Level Income and Expenses

Interest income on any cash or cash equivalents held by the Feeder Funds will be recognized on an accrual basis. Expenses that are specifically attributed to the Feeder Funds are charged to each Feeder Fund. Because the Feeder Funds bear their proportionate share of the management fee of the Master Fund, the Feeder Funds pay no direct management fee to the Investment Managers. The Feeder Funds’ specific expenses are recorded on an accrual basis.

d.  Tax Basis Reporting

Because the Master Fund invests primarily in investment funds that are treated as partnerships for U.S. Federal tax purposes, the tax character of each of the Feeder Fund’s allocated earnings is established dependent upon the tax filings of the investment vehicles operated by the Advisers (“Adviser Funds”). Accordingly, the tax basis of these allocated earnings and the related balances are not available as of the reporting date.

e.  Income Taxes

For U.S. Federal income tax purposes, the Feeder Funds are treated as partnerships, and each Limited Partner in each respective Feeder Fund is treated as the owner of its proportionate share of the net assets, income, expenses, and the realized and unrealized gains (losses) of such Feeder Fund. Accordingly, no federal, state or local income taxes have been provided on profits of the Feeder Funds since the Limited Partners are individually liable for the taxes on their share of the Feeder Funds.

The Feeder Funds file tax returns as prescribed by the tax laws of the jurisdictions in which they operate. In the normal course of business, the Feeder Funds are subject to examination by federal, state, local and foreign jurisdictions, where applicable. For returns filed for the years ended December 31, 2010 through December 31, 2013, the Feeder Funds remain subject to examination by the major tax jurisdictions under the statute of limitations.

The Feeder Funds have reviewed any potential tax positions as of March 31, 2014 and have determined that they do not have a liability for any unrecognized tax benefits or expense. The Feeder Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended March 31, 2014, the Feeder Funds did not incur any material interest or penalties.

f.  Cash

Cash includes amounts held in interest bearing demand deposit accounts. Such cash, at times, may exceed federally insured limits. The Feeder Funds have not experienced any losses in such accounts and do not believe they are exposed to any significant credit risk on such accounts.

g.  Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases in Limited Partners’ capital from operations during the reporting period. Actual results could differ from those estimates.

h.  Consolidated Financial Statements

The asset, liability, and equity accounts of the Hatteras Core Alternatives TEI Fund, L.P. and the Hatteras Core Alternatives TEI Institutional Fund, L.P. are consolidated with their respective Blocker Funds as presented in the Statements of Assets, Liabilities, and Partners’ Capital, Statements of Operations, Statements of Changes in Partners’ Capital, and Statements of Cash Flows. All intercompany accounts and transactions have been eliminated in consolidation.

SEVEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

3.  ALLOCATION OF LIMITED PARTNERS’ CAPITAL

Net profits or net losses of the Feeder Funds for each allocation period (“Allocation Period”) will be allocated among and credited to or debited against the capital accounts of the Limited Partners. Net profits or net losses will be measured as the net change in the value of the Limited Partners’ capital of the Feeder Funds, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses during an Allocation Period, adjusted to exclude any items to be allocated among the capital accounts of the Limited Partners in accordance with the Limited Partners’ respective investment percentages.

Allocation Periods generally begin on the first calendar day of each month and end at the close of business on the last day of each month.

The Feeder Funds maintain a separate capital account (“Capital Account”) on their books for each Limited Partner. Each Limited Partner’s Capital Account will have an opening balance equal to the Limited Partner’s initial purchase of the Feeder Fund (i.e., the amount of the investment less any applicable sales load of up to 2 percent of the purchased amount), and thereafter, will be (i) increased by the amount of any additional purchases by such Limited Partner; (ii) decreased for any payments upon repurchase or sale of such Limited Partner’s interest or any distributions in respect of such Limited Partner; and (iii) increased or decreased as of the close of each Allocation Period by such Limited Partner’s allocable share of the net profits or net losses of the Feeder Fund.

	Hatteras Core Alternatives Fund, L.P.	Hatteras Core Alternatives TEI Fund, L.P.	Hatteras Core Alternatives Institutional Fund, L.P.	Hatteras Core Alternatives TEI Institutional Fund, L.P.
Beginning Units, April 1, 2012	2,622,166.10	3,493,192.83	2,569,519.62	6,785,237.10
Purchases	92,593.95	119,103.07	137,183.02	288,692.00
Sales	(730,980.39)	(963,327.82)	(662,817.42)	(1,551,702.68)
Beginning Units, April 1, 2013	1,983,779.66	2,648,968.08	2,043,885.22	5,522,226.42
Purchases	9,987.39	28,344.94	15,316.45	36,592.09
Sales	(369,588.90)	(498,402.58)	(381,459.79)	(1,032,156.07)
Ending units, March 31, 2014	1,624,178.15	2,178,910.44	1,677,741.88	4,526,662.44

4.  RELATED PARTY TRANSACTIONS AND OTHER

In consideration for fund services, Hatteras Core Alternatives Fund, L.P., Hatteras Core Alternatives TEI Fund, L.P., Hatteras Core Alternatives Institutional Fund, L.P. and Hatteras Core Alternatives TEI Institutional Fund, L.P. will pay HIP (in such capacity, the “Servicing Agent”) a fund servicing fee at the annual rate of 0.85%, 0.85%, 0.10% and 0.10%, respectively, of the month-end partner’s capital of the applicable Feeder Fund. The respective Feeder Fund servicing fees payable to the Servicing Agent will be borne by all Limited Partners of the respective Feeder Fund on a pro-rata basis before giving effect to any repurchase of interests in the Master Fund effective as of that date, and will decrease the net profits or increase the net losses of the Master Fund that are credited to its interest holders, including each Feeder Fund.

The performance allocation is calculated at the Master Fund level, and allocated to the Feeder Funds based on each Feeder Fund’s ownership interest in the Master Fund. The General Partner is allocated a performance allocation payable annually equal to 10% of the amount by which net new profits of the limited partner interests of the Master Fund exceed the non-cumulative “hurdle amount”, which is calculated as of the last day of the preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year (the “Performance Allocation”). The Performance Allocation is made on a “peak to peak,” or “high watermark” basis, which means that the Performance Allocation is made only with respect to new net profits. If the Master Fund has a net loss in any period followed by a net profit, no Performance Allocation will be made with respect to such subsequent appreciation until such net loss has been recovered. MCCM is a non-voting member (“Member”) of HIP. HIP, MCCM and the General Partner have entered into a membership agreement (the “Member Agreement”). Pursuant to the Member Agreement, the General Partner makes distributions to MCCM equal to a percentage of the Performance Allocation the General Partner receives from the Master Fund. For the year ended March 31, 2014, the General Partner of the Master Fund accrued a Performance Allocation in the amount of $5,745,793, of which $737,135 was allocated to the Hatteras Core Alternatives Institutional Fund, L.P., and $5,008,658 was allocated to the Hatteras Core Alternatives TEI Institutional Fund, L.P., which is disclosed in the Statement of Operations.

Hatteras Capital Distributors LLC (“HCD”), an affiliate of HIP, serves as the Feeder Funds’ distributor. HCD receives a distribution fee from HIP equal to 0.10% on an annualized basis of the net assets of the Master Fund as of the last day of the month (before giving effect to any repurchase of interests in the Master Fund).

UMB Bank, N.A. serves as custodian of the Feeder Funds’ cash balances and provides custodial services for the Feeder Funds. UMB Fund Services, Inc., serves as administrator and accounting agent to the Feeder Funds and provides certain accounting, record keeping and investor related services. The Feeder Funds pay a fee to the custodian and administrator based upon average Limited Partners’ capital, subject to certain minimums.

EIGHT

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

4.  RELATED PARTY TRANSACTIONS AND OTHER (CONCLUDED)

At March 31, 2014, Limited Partners who are affiliated with HIP, MCCM or the General Partner owned $597,651 (0.36% of Partners’ Capital) of Hatteras Core Alternatives Fund, L.P., $1,884,816 (1.05% of Partners’ Capital) of Hatteras Core Alternatives Institutional Fund, L.P., and $347,278 (0.07% of Partners’ Capital) of Hatteras Core Alternatives TEI Institutional Fund, L.P.

On October 1, 2013, RCS Capital Corporation (the “Company”) and Scotland Acquisition, LLC, a newly formed wholly-owned subsidiary of RCS Advisory Services, LLC, which is an operating subsidiary of the Company, entered into an asset purchase agreement with certain principals of the HIP and the General Partner (collectively the “Sellers”) and David Perkins, as the Sellers’ representative. The purchase will result in a change in control of HIP and, therefore, constitute an “assignment” within the meaning of the 1940 Act of i) the existing investment co-management agreement between HIP and The Master Fund, and ii) the existing investment co-management agreement among HIP, MCCM and the Master Fund. The purchase is expected to close in second quarter of 2014.

5.  RISK FACTORS

An investment in the Feeder Funds involves significant risks that should be carefully considered prior to investment and should only be considered by persons financially able to maintain their investment and who can afford a loss of a substantial part or all of such investment. The Master Fund intends to invest substantially all of its available capital in securities of private investment companies. These investments will generally be restricted securities that are subject to substantial holding periods or are not traded in public markets at all, so that the Master Fund may not be able to resell some of its Adviser Fund holdings for extended periods, which may be several years. Limited Partners should refer to the Master Fund’s financial statements included in this report along with the applicable Feeder Fund’s prospectus, as supplemented and corresponding statement of additional information for a more complete list of risk factors. No guarantee or representation is made that the Feeder Funds’ investment objective will be met.

6.  REPURCHASE OF LIMITED PARTNERS’ UNITS

The Board may, from time to time and in its sole discretion, cause the Feeder Funds to repurchase Units from Limited Partners pursuant to written tenders by Limited Partners at such times and on such terms and conditions as established by the Board. In determining whether the Feeder Funds should offer to repurchase interests, the Board will consider, among other things, the recommendation of the Investment Managers. The Feeder Funds generally expect to offer to repurchase Units from Limited Partners on a quarterly basis as of March 31, June 30, September 30 and December 31 of each year. In no event will more than 20% of the Units of a Feeder Fund be repurchased per quarter. The Feeder Funds do not intend to distribute to the Limited Partners any of the Feeder Funds’ income, but generally expect to reinvest substantially all income and gains allocable to the Limited Partners. A Limited Partner may, therefore, be allocated taxable income and gains and not receive any cash distribution. Units repurchased prior to the Limited Partner’s one year anniversary of its initial investment may be subject to a maximum 2% repurchase fee.

7.  INDEMNIFICATION

In the normal course of business, the Feeder Funds enter into contracts that provide general indemnifications. The Feeder Funds’ maximum exposure under these agreements is dependent on future claims that may be made against the Feeder Funds, and therefore cannot be established; however, based on experience, the risk of loss from such claims is considered remote.

8.  FINANCIAL HIGHLIGHTS

The financial highlights are intended to help an investor understand the Feeder Funds’ financial performance. The total returns in the table represent the rate that a Limited Partner would be expected to have earned or lost on an investment in each Feeder Fund.

The ratios and total return amounts are calculated based on each Limited Partner group taken as a whole. The General Partner’s interest is excluded from the calculations. An individual Limited Partner’s ratios or returns may vary from the table below based on the timing of purchases and sales and performance allocation.

The ratios are calculated by dividing total dollars of income or expenses as applicable by the average of total monthly Limited Partners’ capital. The ratios include the Feeder Funds’ proportionate share of the Master Fund’s income and expenses.

Total return amounts are calculated based on the change in unit value during each accounting period.

NINE

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

8.  FINANCIAL HIGHLIGHTS (CONTINUED)

The portfolio turnover rate is calculated based on the Master Fund’s investment activity, as turnover occurs at the Master Fund level and the Feeder Funds are typically invested 100% in the Master Fund.

	Hatteras Core Alternatives Fund, L.P.	Hatteras Core Alternatives TEI Fund, L.P.	Hatteras Core Alternatives Institutional Fund, L.P.	Hatteras Core Alternatives TEI Institutional Fund, L.P.
Unit Value, April 1, 2009	$76.29	$76.27	$76.71	$76.66
Income from investment operations:
Net investment loss	(1.92)	(1.56)	(0.86)	(0.61)
Net realized and unrealized gain on investment transactions	13.37	12.98	13.06	12.81
Total from investment operations	11.45	11.42	12.20	12.20
Unit Value, April 1, 2010	87.74	87.69	88.91	88.86
Income from investment operations:
Net investment income (loss)	(0.44)	(0.48)	(0.10)	0.30
Net realized and unrealized gain on investment transactions	5.54	5.51	6.00	5.53
Total from investment operations	5.10	5.03	5.90	5.83
Unit Value, April 1, 2011	92.84	92.72	94.81	94.69
Income from investment operations:
Net investment income (loss)	(0.41)	(0.40)	0.52	0.40
Net realized and unrealized loss on investment transactions	(2.86)	(2.95)	(3.14)	(3.05)
Total from investment operations	(3.27)	(3.35)	(2.62)	(2.65)
Unit Value, April 1, 2012	89.57	89.37	92.19	92.04
Income from investment operations:
Net investment income (loss)	(2.26)	(2.32)	0.21	0.17
Net realized and unrealized gain on investment transactions	5.92	5.83	4.28	4.05
Total from investment operations	3.66	3.51	4.49	4.22
Unit Value, April 1, 2013	93.23	92.88	96.68	96.26
Income from investment operations:
Net investment income (loss)	(0.64)	(0.84)	1.46	0.71
Net realized and unrealized gain on investment transactions	10.09	10.04	8.72	8.68
Total from investment operations	9.45	9.20	10.18	9.39
Unit Value, March 31, 2014	$102.68	$102.08	$106.86	$105.65

TEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

8.  FINANCIAL HIGHLIGHTS (CONTINUED)

	For the Years Ended March 31,
Hatteras Core Alternatives Fund, L.P.	2014	2013	2012	2011	2010
Total return before Performance Allocation	10.14%	4.09%	(3.52)%	5.81%	15.01%
Performance Allocation	0.00%	0.00%	0.00%	0.00%	0.00%
Total return after Performance Allocation	10.14%	4.09%	(3.52)%	5.81%	15.01%
Net investment income (loss)(1)	1.18%	(0.17)%	(0.29)%	(0.60)%	(1.90)%
Operating expenses, excluding Performance Allocation(1),(2),(3)	2.38%	2.30%	2.33%	2.32%	2.35%
Performance Allocation(1)	0.00%	0.00%	0.00%	0.00%	0.00%
Net expenses(1)	2.38%	2.30%	2.33%	2.32%	2.35%
Limited Partners’ capital, end of year (000’s)	$166,776	$184,954	$234,881	$248,882	$231,314
Portfolio Turnover Rate (Master Fund)	19.03%	25.15%	32.68%	25.12%	23.12%

(1)  Ratios include allocations from the Master Fund.

(2)  Ratios calculated based on total expenses and average partners’ capital. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.

(3)  For the years ended March 31, 2010-2014, the ratios of other operating expenses to average partners’ capital were, 2.29%, 2.22%, 2.25%, 2.22%, and 2.29%, respectively, and the ratios of credit facility fees and interest expense to average partners’ capital allocated from the Master Fund were , 0.06%, 0.10%, 0.08%, 0.08%, and 0.09%, respectively.

ELEVEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

8.  FINANCIAL HIGHLIGHTS (CONTINUED)

	For the Years Ended March 31,
Hatteras Core Alternatives TEI Fund, L.P.	2014	2013	2012	2011	2010
Total return before Performance Allocation	9.91%	3.93%	(3.62)%	5.74%	14.97%
Performance Allocation	0.00%	0.00%	0.00%	0.00%	0.00%
Total return after Performance Allocation	9.91%	3.93%	(3.62)%	5.74%	14.97%
Net investment income (loss)(1)	0.96%	(0.25)%	(0.39)%	(0.68)%	(1.94)%
Operating expenses, excluding Performance Allocation(1),(2),(3)	2.59%	2.38%	2.43%	2.39%	2.39%
Performance Allocation(1)	0.00%	0.00%	0.00%	0.00%	0.00%
Net expenses(1)	2.59%	2.38%	2.43%	2.39%	2.39%
Limited Partners’ capital, end of year (000’s)	$222,419	$246,049	$312,204	$325,745	$300,576
Portfolio Turnover Rate (Master Fund)	19.03%	25.15%	32.68%	25.12%	23.12%

(1)  Ratios include allocations from the Master Fund.

(2)  Ratios calculated based on total expenses and average partners’ capital. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.

(3)  For the years ended March 31, 2010-2014, the ratios of other operating expenses to average partners’ capital were 2.27%, 2.20%, 2.23%, 2.18%, and 2.26% respectively; the ratios of allocated credit facility fees and interest expense to average partners’ capital were 0.06%, 0.10%, 0.08%, 0.08%, and 0.09% respectively; and the ratios of withholding tax to average partner’s capital were 0.06%, 0.09%, 0.12%, 0.12%, and 0.24% respectively.

TWELVE

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

8.  FINANCIAL HIGHLIGHTS (CONTINUED)

	For the Years Ended March 31,
Hatteras Core Alternatives Institutional Fund, L.P.	2014	2013	2012	2011	2010
Total return before Performance Allocation	10.91%	4.87%	(2.77)%	6.64%	15.90%
Performance Allocation	(0.38)%	0.00%	0.00%	0.00%	0.00%
Total return after Performance Allocation	10.53%	4.87%	(2.77)%	6.64%	15.90%
Net investment income income (loss)(1)	1.57%	0.60%	0.50%	0.14%	(1.12)%
Operating expenses, excluding Performance Allocation(1),(2),(3)	1.61%	1.54%	1.55%	1.53%	1.57%
Performance Allocation(1)	0.38%	0.00%	0.00%	0.00%	0.00%
Net expenses(1)	1.99%	1.54%	1.55%	1.53%	1.57%
Limited Partners’ capital, end of year (000’s)	$179,279	$197,612	$236,892	$238,675	$249,153
Portfolio Turnover Rate (Master Fund)	19.03%	25.15%	32.68%	25.12%	23.12%

(1)  Ratios include allocations from the Master Fund.

(2)  Ratios calculated based on total expenses and average partners’ capital. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.

(3)  For the years ended March 31, 2010-2014, the ratios of other operating expenses to average partners’ capital were 1.51%, 1.43%, 1.47%, 1.46%, and 1.52%, respectively, and the ratios of credit facility fees and interest expense to average partners’ capital allocated from the Master Fund were 0.06%, 0.10%, 0.08%, 0.08%, and 0.09% respectively.

THIRTEEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

8.  FINANCIAL HIGHLIGHTS (CONCLUDED)

	For the Years Ended March 31,
Hatteras Core Alternatives TEI Institutional Fund, L.P.	2014	2013	2012		2011	2010
Total return before Performance Allocation	10.73%	4.74%	(2.85)%		6.61%	15.91%
Performance Allocation	(0.98)%	(0.16)%	0.05	%(4)	(0.05)%	0.00%
Total return after Performance Allocation	9.75%	4.58%	(2.80)%		6.56%	15.91%
Net investment income income (loss)(1)	0.82%	0.40%	0.46%		0.10%	(1.11)%
Operating expenses, excluding Performance Allocation(1),(2),(3)	1.75%	1.58%	1.62%		1.56%	1.55%
Performance Allocation(1)	0.98%	0.16%	(0.05	)%(4)	0.05%	0.00%
Net expenses(1)	2.73%	1.74%	1.57%		1.61%	1.55%
Limited Partners’ capital, end of year (000’s)	$478,238	$531,555	$624,547		$659,549	$561,581
Portfolio Turnover Rate (Master Fund)	19.03%	25.15%	32.68%		25.12%	23.12%

(1)  Ratios include allocations from the Master Fund.

(2)  Ratios calculated based on total expenses and average partners’ capital. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.

(3)  For the years ended March 31, 2010-2014, the ratios of other operating expenses to average partners’ capital were 1.44%, 1.38%, 1.42%, 1.39% , and 1.44% respectively; the ratios of allocated credit facility fees and interest expense to average partners’ capital were 0.06%, 0.10%, 0.08%, 0.08%, and 0.09% respectively; and the ratios of withholding tax to average partners’ capital were 0.05%, 0.08%, 0.12%, 0.11%, and 0.23% respectively.

(4)  Reverse accrued Performance Allocation from January 1, 2011 to March 31, 2011.

FOURTEEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Concluded)

As of and for the year ended March 31, 2014

9.  SUBSEQUENT EVENTS

Management has evaluated the events and transactions through the date the financial statements were issued and determined there were no subsequent events that required adjustment to our disclosure in the financial statements except for the following: effective April 1, 2014 and May 1, 2014, there were additional purchases into the Feeder Funds of the following amounts:

April 1, 2014
Hatteras Core Alternatives Fund, L.P.	$250,000
Hatteras Core Alternatives TEI Fund, L.P.	$15,000
Hatteras Core Alternatives Institutional Fund, L.P.	$—
Hatteras Core Alternatives TEI Institutional Fund, L.P.	$50,000

May 1, 2014
Hatteras Core Alternatives Fund, L.P.	$200,000
Hatteras Core Alternatives TEI Fund, L.P.	$50,000
Hatteras Core Alternatives Institutional Fund, L.P.	$—
Hatteras Core Alternatives TEI Institutional Fund, L.P.	$130,000

HIP recommended to the Boards that a tender offer in an amount of up to approximately 5.00% of partners’ capital of each of the Feeder Funds be made for the quarter ending June 30, 2014 to those Limited Partners who elect to tender their Units prior to the expiration of the tender offer period. The Boards approved such recommendation and Limited Partners in the Feeder Funds were notified of the tender offer’s expiration date of April 18, 2014, and submitted the following tender requests:

Hatteras Core Alternatives Fund, L.P.	$8,742,353
Hatteras Core Alternatives TEI Fund, L.P.	$11,657,557
Hatteras Core Alternatives Institutional Fund, L.P.	$9,401,307
Hatteras Core Alternatives TEI Institutional Fund, L.P.	$25,080,092

*************

FIFTEEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

BOARD OF DIRECTORS

(Unaudited)

The identity of the Board members (each a “Director”) and brief biographical information, as of March 31, 2014, is set forth below. The business address of each Director is care of Hatteras Funds, 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615. The term of office of each Director is from the time of such Director’s election and qualification until his or her successor shall have been elected and shall have qualified, or until he or she is removed, resigns or is subject to various disabling events such as death or incapacity. A Director may resign upon 90 days’ prior written notice to the Board and may be removed either by a vote of a majority of the Board not subject to the removal vote or of Limited Partners holding not less than two-thirds of the total number of votes eligible to be cast by all of the Limited Partners. The Feeder Funds’ Statements of Additional Information include information about the Directors and may be obtained without charge by calling 1-888-363-2324.

Name & Date of Birth	Position(s) Held with the Feeder Funds	Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Director	Number of Portfolios in Fund Complex(1) Overseen by Director
INTERESTED DIRECTOR

David B. Perkins(2) July 18, 1962	President and Chairman of the Board of Directors	Since Inception	Mr. Perkins has been Chairman of the Board of Directors and President of the Fund since inception. Mr. Perkins is the Chief Executive Officer of Hatteras and its affiliated entities. He founded the firm in September 2003. Prior to that, he was the co-founder and Managing Partner of CapFinancial Partners, LLC.	20

INDEPENDENT DIRECTORS

H. Alexander Holmes May 4, 1942	Director; Audit Committee Member	Since Inception	Mr. Holmes founded Holmes Advisory Services, LLC, a financial consultation firm, in 1993.	20

Steve E. Moss, CPA February 18, 1953	Director; Audit Committee Member	Since Inception	Mr. Moss is a principal of Holden, Moss, Knott, Clark & Copley, P.A. and has been a member manager of HMKCT Properties, LLC since January 1996.	20

Gregory S. Sellers May 5, 1959	Director; Audit Committee Member	Since Inception	Mr. Sellers has been the Chief Financial Officer of Imagemark Business Services, Inc., a strategic communications provider of marketing and print communications solutions, since June 2009. From 2003 to June 2009, Mr. Sellers was the Chief Financial Officer and a director of Kings Plush, Inc., a fabric manufacturer.	20

(1)  The “Fund Complex” consists of the Funds, Hatteras Global Private Equity Partners Institutional, LLC, Hatteras VC Co-Investment Fund II, LLC, Hatteras GPEP Fund II, LLC, Hatteras Alternative Mutual Funds Trust (consisting of five funds), Underlying Funds Trust (consisting of five funds), and HCIM Trust (consisting of two funds).

(2)  Mr. Perkins is deemed to be an “interested” Director of the Feeder Funds because of his affiliations with HIP.

SIXTEEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

BOARD OF DIRECTORS (Concluded)

(Unaudited)

Name & Date of Birth	Position(s) Held with the Feeder Funds	Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Director	Number of Portfolios in Fund Complex(1) Overseen by Director
Joseph E. Breslin November 18, 1953	Director	Since 2013	Mr. Breslin is currently a private investor. Mr. Breslin has been a Director of Kinetics Mutual Funds, Inc. (mutual fund) from 2000 to Present (8 portfolios); Trustee, Kinetics Portfolios Trust (mutual fund) from 2000 to Present (8 portfolios). From 2007 to 2009, Mr. Breslin was the Chief Operating Officer of Central Park Credit Holdings, Inc. and prior to that, was the Chief Operating Officer of Aladdin Capital Management LLC, beginning in 2005.	20

Thomas Mann February 1, 1950	Director	Since 2013	Mr. Mann is currently a private investor. From 2003 until 2012, Mr. Mann was the Managing Director and Group Head Financial Institutions Group, Société Générale, Sales of Capital Market Solutions and Products. Mr. Mann is also a Director of Virtus Global Multi-Sector Income Fund since 2011, Virtus Total Return Fund since 2012, and F-Squared Investments, Inc. since January 2012.	20

(1)  The “Fund Complex” consists of the Funds, Hatteras Global Private Equity Partners Institutional, LLC, Hatteras VC Co-Investment Fund II, LLC, Hatteras GPEP Fund II, LLC, Hatteras Alternative Mutual Funds Trust (consisting of five funds), Underlying Funds Trust (consisting of five funds), and HCIM Trust (consisting of two funds).

SEVENTEEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

FUND MANAGEMENT

(Unaudited)

Set forth below is the name, date of birth, position with each Feeder Fund, length of term of office, and the principal occupation for the last five years, as of March 31, 2014, of each of the persons currently serving as Executive Officers of the Feeder Funds. The business address of each officer is care of Hatteras Funds, 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615.

Name & Date of Birth	Position(s) Held with the Feeder Funds	Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Officer	Number of Portfolios in Fund Complex(1) Overseen by Officer

OFFICERS

J. Michael Fields, July 14, 1973	Secretary of each Fund in the Fund Complex	Since 2008

Prior to becoming Secretary of each of the Funds in the Fund Complex, Mr. Fields was the Treasurer of each of the Funds in the Fund Complex. Mr. Fields is Chief Operating Officer of HIP and its affiliates and has been employed by the Hatteras firm since its inception in September 2003.

N/A

Andrew P. Chica September 7, 1975	Chief Compliance Officer of each Fund in the Fund Complex	Since 2008	Mr. Chica joined Hatteras in November 2007 and became Chief Compliance Officer of each of the Funds in the Fund Complex and HIP as of January 2008.	N/A

Robert Lance Baker September 17, 1971	Treasurer of each Fund in the Fund Complex	Since 2008	Mr. Baker joined Hatteras in March 2008 and became Treasurer of each of the Funds in the Fund Complex in December 2008. Mr. Baker serves as the Chief Financial Officer of HIP and its affiliates.	N/A

(1)  The “Fund Complex” consists of the Funds, Hatteras Global Private Equity Partners Institutional, LLC, Hatteras VC Co-Investment Fund II, LLC, Hatteras GPEP Fund II, LLC, Hatteras Alternative Mutual Funds Trust (consisting of five funds), Underlying Funds Trust (consisting of five funds), and HCIM Trust (consisting of two funds).

EIGHTEEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

OTHER INFORMATION

(Unaudited)

2014 PROXY RESULTS

A Special Meeting of the Limited Partners was held on January 21, 2014, as reconvened on February 21, 2014, to consider the proposals described below. Each proposal was approved. The results of the voting at the Special Meeting are as follows:

1.  Approval of the election of eight nominees to the Board of Directors of each Feeder Fund.

Hatteras Core Alternatives Fund, L.P.

Directors	Votes For	Votes Against	Votes Withheld
David B. Perkins	95.87%	None	4.13%
H. Alexander Holmes	95.87%	None	4.13%
Steve E. Moss	95.87%	None	4.13%
Gregory S. Sellers	95.87%	None	4.13%
Joseph E. Breslin	95.80%	None	4.20%
Thomas Mann	95.80%	None	4.20%
Peter M. Budko	95.73%	None	4.27%

Hatteras Core Alternatives TEI Fund, L.P.

Directors	Votes For	Votes Against	Votes Withheld
David B. Perkins	97.15%	None	2.85%
H. Alexander Holmes	97.15%	None	2.85%
Steve E. Moss	97.29%	None	2.71%
Gregory S. Sellers	97.29%	None	2.71%
Joseph E. Breslin	97.29%	None	2.71%
Thomas Mann	97.29%	None	2.71%
Peter M. Budko	97.29%	None	2.71%

Hatteras Core Alternatives Institutional Fund, L.P.

Directors	Votes For	Votes Against	Votes Withheld
David B. Perkins	99.18%	None	0.82%
H. Alexander Holmes	99.18%	None	0.82%
Steve E. Moss	99.18%	None	0.82%
Gregory S. Sellers	99.18%	None	0.82%
Joseph E. Breslin	99.18%	None	0.82%
Thomas Mann	99.18%	None	0.82%
Peter M. Budko	99.18%	None	0.82%

Hatteras Core Alternatives TEI Institutional Fund, L.P.

Directors	Votes For	Votes Against	Votes Withheld
David B. Perkins	98.42%	None	1.58%
H. Alexander Holmes	98.42%	None	1.58%
Steve E. Moss	98.42%	None	1.58%
Gregory S. Sellers	98.42%	None	1.58%
Joseph E. Breslin	98.42%	None	1.58%
Thomas Mann	98.42%	None	1.58%
Peter M. Budko	98.42%	None	1.58%

NINETEEN

HATTERAS FUNDS

(each a Delaware Limited Partnership)

OTHER INFORMATION (Continued)

(Unaudited)

2.  Approval of the Investment Advisory Agreement between the Master Fund and Hatteras Funds, LLC.

Hatteras Core Alternatives Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	1,534,056	85.32%	96.00%
Against	32,164	1.79%	2.01%
Abstain	31,755	1.77%	1.99%
Total	1,597,975	88.88%	100.00%

Hatteras Core Alternatives TEI Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	1,175,509	48.73%	95.65%
Against	26,763	1.11%	2.18%
Abstain	26,675	1.11%	2.17%
Total	1,228,947	50.95%	100.00%

Hatteras Core Alternatives Institutional Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	1,050,125	56.55%	98.42%
Against	6,740	0.36%	0.63%
Abstain	10,127	0.55%	0.95%
Total	1,066,992	57.46%	100.00%

Hatteras Core Alternatives TEI Institutional Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	2,930,059	58.44%	98.90%
Against	13,817	0.28%	0.47%
Abstain	18,796	0.37%	0.63%
Total	2,962,672	59.09%	100.00%

3.  Approval of the Investment Sub-Advisory Agreement among the Master Fund, Hatteras Funds, LLC and MCCM.

Hatteras Core Alternatives Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	1,528,059	84.98%	95.63%
Against	34,267	1.91%	2.14%
Abstain	35,649	1.98%	2.23%
Total	1,597,975	88.87%	100.00%

TWENTY

HATTERAS FUNDS

(each a Delaware Limited Partnership)

OTHER INFORMATION (Continued)

(Unaudited)

Hatteras Core Alternatives TEI Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	1,172,090	48.59%	95.37%
Against	26,763	1.11%	2.18%
Abstain	30,095	1.25%	2.45%
Total	1,228,948	50.95%	100.00%

Hatteras Core Alternatives Institutional Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	1,050,125	56.55%	98.42%
Against	6,740	0.36%	0.63%
Abstain	10,127	0.55%	0.95%
Total	1,066,992	57.46%	100.00%

Hatteras Core Alternatives TEI Institutional Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	2,930,059	58.44%	98.90%
Against	13,817	0.28%	0.47%
Abstain	18,796	0.37%	0.63%
Total	2,962,672	59.09%	100.00%

4.  Approval of the transfer of the General Partner’s interest in the Funds to Hatteras Funds, LLC.

Hatteras Core Alternatives Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	1,523,476	84.73%	95.34%
Against	38,850	2.16%	2.43%
Abstain	35,649	1.98%	2.23%
Total	1,597,975	88.87%	100.00%

Hatteras Core Alternatives TEI Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	1,156,850	47.96%	94.13%
Against	27,765	1.15%	2.26%
Abstain	44,332	1.84%	3.61%
Total	1,228,947	50.95%	100.00%

TWENTY-ONE

HATTERAS FUNDS

(each a Delaware Limited Partnership)

OTHER INFORMATION (Concluded)

(Unaudited)

Hatteras Core Alternatives Institutional Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	1,048,744	56.47%	98.29%
Against	6,740	0.36%	0.63%
Abstain	11,508	0.62%	1.08%
Total	1,066,992	57.45%	100.00%

Hatteras Core Alternatives TEI Institutional Fund, L.P.

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Affirmative	2,916,985	58.18%	98.45%
Against	13,817	0.28%	0.47%
Abstain	31,870	0.64%	1.08%
Total	2,962,672	59.10%	100.00%

PROXY VOTING

For free information regarding how the Master Fund voted proxies during the period ended June 30, 2013 or to obtain a free copy of the Master Fund’s complete proxy voting policies and procedures, call 1-800-504-9070 or visit the SEC’s website at http://www.sec.gov

AVAILABILITY OF QUARTERLY PORTFOLIO SCHEDULES

The Feeder Funds file their complete schedule of portfolio holdings, which includes securities held by the Master Fund, with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Feeder Funds’ Form N-Q is available, without charge and upon request, on the SEC’s website at http://www.sec.gov or may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the Public Reference Room may be obtained by calling 1-800-SEC-0330.

TWENTY-TWO

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

Financial Statements

As of and for the year ended March 31, 2014

With Report of Independent Registered Public Accounting Firm

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

As of and for the year ended March 31, 2014

Report of Independent Registered Accounting Firm	1

Schedule of Investments	2-6

Statement of Assets, Liabilities and Partners’ Capital	7

Statement of Operations	8

Statements of Changes in Partners’ Capital	9

Statement of Cash Flows	10

Notes to Financial Statements	11-18

Board of Directors (Unaudited)	19-20

Fund Management (Unaudited)	21

Other Information (Unaudited)	22

HATTERAS FUNDS

(each a Delaware Limited Partnership)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[TO BE FILED BY AMENDMENT]

ONE

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

SCHEDULE OF INVESTMENTS

March 31, 2014

INVESTMENT OBJECTIVE AS A PERCENTAGE OF TOTAL PARTNERS’ CAPITAL

Percentages are as follows:

	Shares	Cost	Fair Value
Investments in Adviser Funds and Securities — (100.55%)
Absolute Return — (5.95%)
Citadel Wellington, LLC (Class A)(a),(b),(c)		$20,078,256	$38,640,676
D.E. Shaw Composite Fund, LLC(a),(b),(d)		785,773	1,142,511
Eton Park Fund, L.P.(a),(b),		3,738,764	4,439,695
Marathon Fund, L.P.(a),(b),(d)		157,738	34,315
Millennium USA, L.P.(a),(b)		6,247,314	7,605,859
Montrica Global Opportunities Fund, L.P.(a),(b),(d)		282,043	218,430
OZ Asia, Domestic Partners, L.P.(a),(b),(d)		748,997	628,418
Perry Partners, L.P.(a),(b),(d)		150,199	251,072
Pipe Equity Partners(a),(b),(d)		8,437,378	3,380,070
Pipe Select Fund, LLC(a),(b),(d)		4,393,653	4,884,832
Stark Investments, L.P.(a),(b),(d)		975,975	865,498
Stark Select Asset Fund, LLC(a),(b),(d)		284,412	271,533
Total Absolute Return		46,280,502	62,362,909
Enhanced Fixed Income — (11.24%)
BDCM Partners I, L.P.(a),(b),(d)		14,400,077	15,438,264
Contrarian Capital Fund I, L.P.(a),(b)		7,219,629	14,393,307
CPIM Structured Credit Fund 1000, L.P.(a),(b),(d)		13,869	12,067
Drawbridge Special Opportunities Fund, L.P.(a),(b),(d)		369,993	598,232
Fortress VRF Advisors I, LLC(a),(b),(d)		5,600,549	743,205
Halcyon European Structured Opportunities Fund, L.P.(a),(b),(d)		103,648	27,168
Harbinger Capital Partners Fund I, L.P.(a),(b),(d)		4,552,148	1,222,938
Harbinger Class L Holdings (U.S.), LLC(a),(b),(d)		73,101	43,473
Harbinger Class LS Holdings I (U.S.) Trust, Series 2(a),(b),(d)	2,458	6,226,158	187,104
Harbinger Class PE Holdings (U.S.) Trust, Series 1(a),(b),(d)	3	903,959	453,259
Harbinger Credit Distressed Blue Line Fund, L.P.(a),(b),(c),(d)		12,326,928	5,748,865
Indaba Capital Partner, L.P.(a),(b)		20,000,000	28,463,801
Marathon Special Opportunities Fund, L.P.(a),(b),(d)		796,620	777,129
Morgan Rio Capital Fund, L.P.(a),(b)		17,000,000	20,900,267
Prospect Harbor Designated Investments, L.P.(b),(d)		252,189	544,635
Providence MBS Fund, L.P.(a),(b)		18,750,000	28,042,363
Strategic Value Restructuring Fund, L.P.(a),(b),(d)		75,624	70,403
Total Enhanced Fixed Income		108,664,492	117,666,480

See notes to financial statements.

TWO

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

SCHEDULE OF INVESTMENTS (Continued)

March 31, 2014

	Cost	Fair Value
Opportunistic Equity — (34.96%)
Ashoka Fund, L.P.(a),(b)	$2,457,167	$2,968,151
Broadfin Healthcare Fund, L.P.(a),(b),(c)	22,000,000	51,704,609
Camcap Resources, L.P.(a),(b),(d)	491,057	305,603
Crosslink Crossover Fund IV, L.P.(a),(b)	663,304	3,498,545
Crosslink Crossover Fund V, L.P.(a),(b)	606,025	3,630,465
Crosslink Crossover Fund VI, L.P.(a),(b)	8,515,359	9,832,962
Falcon Edge Global, L.P.(a),(b),(c)	30,000,000	36,857,585
Gavea Investment Fund II, L.P.(a),(b),(d)	48,211	500,187
Gavea Investment Fund III, L.P.(a),(b)	2,880,000	11,194,548
Glade Brook Global Domestic Fund, L.P.(a),(b),(c)	25,000,000	31,913,484
Gracie Capital, L.P.(a),(b),(d)	25,745	8,884
Hound Partners, L.P.(a),(b),(c)	24,000,000	31,370,063
Integral Capital Partners VII, L.P.(a),(b)	838,076	1,376,483
Integral Capital Partners VIII, L.P.(a),(b)	2,177,590	1,796,844
Passport Long Short Fund, L.P.(a),(b)	15,000,000	16,300,889
Samlyn Onshore Fund, L.P.(a),(b),(c),(d)	410,677	416,918
Sansar Capital Holdings, Ltd.(a),(b),(d)	162,832	105,498
SR Global Fund, L.P. (Japan), Class H(a),(b)	24,000,000	21,902,787
Teng Yue Partners Fund, L.P.(a),(b)	23,000,000	33,585,270
The Raptor Private Holdings, L.P.(a),(b),(d)	235,225	191,982
The Russian Prosperity Fund(a),(b)	15,000,000	14,261,904
Tybourne Equity (US) Fund(a),(b),(c)	25,000,000	30,216,255
Valiant Capital Partners, L.P.(b),(c)	9,472,698	14,378,921
Value Partners Hedge Fund, LLC(a),(b)	18,107,540	18,304,386
Viking Global Equities, L.P.(a),(b),(c)	17,166,317	28,547,341
WCP Real Estate Strategies Fund, L.P.(a),(b),(d)	1,592,416	914,439
Total Opportunistic Equity	268,850,239	366,085,003
Private Investments — (43.79%)
Investments in Adviser Funds
ABRY Advanced Securities Fund, L.P.(b)	892,365	930,239
ABRY Partners VI, L.P.(b)	3,531,637	4,573,241
ABRY Partners VII, L.P.(a),(b)	3,375,635	3,851,057
Accel-KKR Capital Partners III, L.P.(b)	5,200,181	4,214,088
Accel-KKR Capital Partners IV, L.P.(a),(b)	315,717	251,942
Arclight Energy Partners Fund III, L.P.(a),(b)	1,806,393	1,962,227
Arclight Energy Partners Fund IV, L.P.(b)	1,886,331	1,375,649
Arclight Energy Partners Fund V, L.P.(a),(b)	2,859,853	2,963,448
Arminius Moat, L.P.(a),(b)	5,615,015	—
Ascendent Capital Partners I, L.P.(a),(b)	1,371,205	1,453,344
BDCM Opportunity Fund II, L.P.(a),(b),(d)	4,305,319	7,044,621
Benson Elliot Real Estate Partners II, L.P.(a),(b)	5,646,534	2,488,279
Cadent Energy Partners II, L.P.(b)	6,828,096	11,166,453
Canaan Natural Gas Fund X, L.P.(b)	4,523,750	3,616,933
CDH Fund IV, L.P.(b)	6,465,087	7,540,462
CDH Venture Partners II, L.P.(a),(b)	3,846,147	4,698,264
China Special Opportunities Fund III, L.P.(a),(b)	4,892,680	6,326,451
Claremont Creek Ventures, L.P.(a),(b)	1,780,416	1,813,320
Claremont Creek Ventures II, L.P.(a),(b)	2,019,393	3,116,157
Colony Investors VII, L.P.(a),(b)	2,710,480	498,200
Colony Investors VIII, L.P.(a),(b)	8,124,892	3,072,930
CX Partners Fund Limited(a),(b)	5,764,414	4,870,305
Dace Ventures I, L.P.(a),(b)	2,294,229	1,504,713
Darwin Private Equity I, L.P.(a),(b)	5,181,675	3,590,860

See notes to financial statements.

THREE

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

SCHEDULE OF INVESTMENTS (Continued)

March 31, 2014

	Cost	Fair Value
Private Investments — (43.79%) (continued)
EMG Investments, LLC(b)	$979,547	$5,594,635
EnerVest Energy Institutional Fund X-A, L.P.(b)	2,177,100	1,867,273
EnerVest Energy Institutional Fund XI-A, L.P.(b)	6,918,573	10,824,998
Fairhaven Capital Partners, L.P.(a),(b)	4,497,819	3,258,639
Falcon Sovereign, L.P.(a),(b)	4,000,000	3,586,196
Florida Real Estate Value Fund, L.P.(a),(b)	3,005,118	4,140,235
Forum European Realty Income III, L.P.(a),(b)	5,998,429	5,777,552
Garrison Opportunity Fund, LLC(a),(b)	3,929,052	8,098,397
Garrison Opportunity Fund II A, LLC(a),(b)	3,409,830	4,646,028
Glade Brook Private Investors, LLC(a),(b)	4,578,033	7,786,778
Glade Brook Private Investors II, LLC(a),(b)	4,088,000	4,000,000
Great Point Partners I, L.P.(a),(b)	2,511,935	4,156,597
Greenfield Acquisition Partners V, L.P.(b)	4,804,720	4,643,294
GTIS Brazil Real Estate Fund, L.P.(a),(b)	7,371,948	9,562,730
Halifax Capital Partners II, L.P.(b)	1,663,793	2,169,880
Halifax Capital Partners III, L.P.(b)	1,246,012	1,250,445
Hancock Park Capital III, L.P.(a),(b)	904,413	1,615,111
Healthcor Partners Fund, L.P.(a),(b),(c)	3,633,657	4,591,556
Hillcrest Fund, L.P.(a),(b)	5,427,160	4,966,162
Intervale Capital Fund, L.P.(b)	3,883,757	5,375,699
J.C. Flowers III, L.P.(b)	3,699,326	4,889,746
LC Fund V, L.P.(a),(b)	2,737,063	2,773,939
Lighthouse Capital Partners VI, L.P.(b)	2,760,888	3,078,840
Merit Energy Partners F-II, L.P.(a),(b)	1,156,832	793,012
Mid Europa Fund III, L.P.(a),(b)	4,884,619	4,483,969
Midstream & Resources Follow-On Fund, L.P.(b)	2,023,213	7,875,970
Monomoy Capital Partners II, L.P.(a),(b)	1,670,825	1,493,345
Natural Gas Partners VIII, L.P.(a),(b)	2,004,669	3,701,791
Natural Gas Partners IX, L.P.(a),(b)	4,414,191	7,502,365
Natural Gas Partners X, L.P.(a),(b)	1,639,923	1,757,481
New Horizon Capital III, L.P.(b)	6,171,276	9,408,689
NGP Energy Technology Partners, L.P.(b)	748,341	187,530
NGP Energy Technology Partners II, L.P.(b)	3,899,879	3,814,976
NGP Midstream & Resources, L.P.(b)	4,261,042	7,766,417
Northstar Equity Partners III Limited(a),(b)	2,935,535	2,744,017
OCM European Principal Opportunties Fund, L.P.(a),(b)	1,999,150	1,365,899
OCM Mezzanine Fund II, L.P.(a),(b)	472,661	1,359,353
ORBIS Real Estate Fund I, L.P.(a),(b)	3,165,320	1,623,783
Orchid Asia IV, L.P.(a),(b)	3,895,893	5,345,786
Parmenter Realty Fund IV, L.P.(b)	2,523,475	3,292,123
Patron Capital III, L.P.(b)	4,957,855	4,144,477
Pearlmark Mezzanine Realty Partners III, LLC(b)	6,174,274	4,721,808
Pennybacker II, L.P.(b)	2,826,724	3,277,095
Phoenix Real Estate Fund PTE Limited(b)	4,769,912	5,419,223
Phoenix Real Estate Fund (T), L.P.(a),(b)	3,023,601	2,563,479
Pine Brook Capital Partners, L.P.(b)	7,326,535	8,617,513
Private Equity Investment Fund V, L.P.(a),(b)	11,119,175	13,394,441
Private Equity Investors Fund IV, L.P.(a),(b)	2,684,301	2,511,831
Quantum Energy Partners IV, L.P.(b)	5,002,350	4,959,865
Quantum Energy Partners V, L.P.(a),(b)	7,610,474	7,443,603
Rockwood Capital Real Estate Partners Fund VII, L.P.(a),(b)	4,814,984	2,088,413
Roundtable Healthcare Management III, L.P.(a),(b)	4,349,451	4,020,848
Roundtable Healthcare Partners II, L.P.(a),(b)	1,385,712	1,488,590
Saints Capital VI, L.P.(b)	8,102,512	7,880,614

See notes to financial statements.

FOUR

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

SCHEDULE OF INVESTMENTS (Continued)

March 31, 2014

	Shares/ Contracts	Cost	Fair Value
Private Investments — (43.79%) (concluded)
Sanderling Venture Partners VI Co-Investment Fund, L.P.(b)		$630,987	$889,619
Sanderling Venture Partners VI, L.P.(b)		853,294	1,270,946
SBC Latin America Housing US Fund, L.P.(a),(b)		2,740,906	3,443,821
Sentient Global Resources Fund III, L.P.(b)		12,507,019	13,100,025
Sentient Global Resources Fund IV, L.P.(a),(b)		3,430,873	3,247,480
Singerman Real Estate Opportunity Fund I, L.P.(a),(b)		1,150,583	1,247,157
Sovereign Capital III, L.P.(a),(b)		4,168,597	6,085,499
Square Mile Lodging Opportunity Partners, L.P.(b)		937,381	1,050,804
Square Mile Partners III, L.P.(b)		4,686,953	4,916,592
Sterling Capital Partners II, L.P.(a),(b)		1,685,745	1,604,249
Sterling Group Partners III, L.P.(a),(b)		3,069,952	3,154,511
Strategic Value Global Opportunities Fund I-A, L.P.(a),(b)		2,765,011	1,439,922
Talara Opportunities II, LP(a),(b)		578,169	567,437
TDR Capital AS 2013, L.P.(a),(b)		6,184,080	13,962,888
Tenaya Capital V, L.P.(b)		3,350,139	5,068,993
The Column Group, L.P.(a),(b)		4,040,760	3,506,993
The Energy and Minerals Group Fund II, L.P.(b)		3,416,056	4,813,496
The Founders Fund III, L.P.(a),(b)		5,000,000	11,693,876
The Founders Fund IV, L.P.(a),(b)		2,355,726	3,310,641
Tiger Global Investments Partners VI, L.P.(a),(b)		4,865,045	5,238,133
Tiger Global Investments Partners VII, L.P.(a),(b)		1,935,840	1,986,756
TPF II, L.P.(b)		5,471,509	3,915,487
Trivest Fund IV, L.P.(b)		3,962,650	4,973,366
Trivest Fund V, L.P.(a),(b)		1,225,161	293,543
True Ventures III, L.P.(a),(b)		1,625,000	1,796,865
Urban Oil and Gas Partners A-1, L.P.(a),(b)		6,275,346	4,351,000
Urban Oil and Gas Partners B-1, L.P.(a),(b)		1,098,220	882,000
VCFA Private Equity Partners IV, L.P.(b)		1,149,502	643,061
VCFA Venture Partners V, L.P.(b)		5,494,464	4,091,084
Voyager Capital Fund III, L.P.(a),(b)		2,318,622	3,170,100
WCP Real Estate Fund I, L.P.(a),(b)		1,709,933	1,401,144
Westview Capital Partners II, L.P.(a),(b)		6,590,661	8,151,129
Zero2IPO China Fund II, L.P.(a),(b)		4,259,480	4,457,974
Total Investments in Adviser Funds		409,011,985	458,352,810
Investments in Private Companies
Illumitex, Inc., Common Stock(a),(b)	1,331,167	1,000,000	—
Illumitex, Inc., Series A-1 Preferred Stock(a),(b)	2,404,160	499,369	206,025
Illumitex, Inc., Series X Preferred Stock(a),(b)	2,404,160	—	—
Total Investments in Private Companies		1,499,369	206,025
Investment in Private Company Call Options
Illumitex, Inc., Exercise Price $0.03, 10/24/2022(a),(b)	553,352	—	—
Total Investment in Private Company Call Options		—	—
Total Private Investments		410,511,354	458,558,835
Tactical Trading — (4.62%)
Investments in Adviser Funds
Black River Commodity MS Fund, L.P.(a),(b),(d)		379,957	331,479
Drawbridge Global Macro Fund, L.P.(a),(b),(d)		68,576	75,731
Hayman Capital Partners, L.P.(a),(b)		18,000,000	17,122,056
Ospraie Special Opportunities Fund, L.P.(a),(b),(d)		482,887	952,621

See notes to financial statements.

FIVE

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

SCHEDULE OF INVESTMENTS (Concluded)

March 31, 2014

	Shares	Cost	Fair Value
Tactical Trading — (4.62%) (concluded)
Touradji Private Equity Onshore Fund, Ltd.(b),(d)		$2,671,463	$898,577
Total Investments in Adviser Funds		21,602,883	19,380,464
Investments in Exchange Traded Funds
WisdomTree Japan Hedged Equity Fund	612,100	27,157,088	28,976,814
Total Investments in Exchange Traded Funds		27,157,088	28,976,814
Total Tactical Trading		48,759,971	48,357,278
Total Investments in Adviser Funds and Securities (cost $883,066,558)			1,053,030,505
Short-Term Investments — (1.82%)
Federated Prime Obligations Fund #10, 0.02%(e)	19,070,899	19,070,899	19,070,899
Total Short-Term Investments (cost $19,070,899)			19,070,899
Total Investments (cost $902,137,457) (102.38%)			1,072,101,404
Liabilities in excess of other assets (-2.38%)			(24,836,387)
Partners’ capital — (100.00%)			$1,047,265,017

(a)  Non-income producing.

(b)  Adviser Funds and securities that are issued in private placement transactions are restricted as to resale.

(c)  Securities held in custody by US Bank N.A., as collateral for a credit facility. The total cost and fair value of these securities as of March 31, 2014 was $189,088,533 and $274,386,273, respectively.

(d)  The Adviser Fund has imposed gates on or has restricted redemptions from Adviser Funds. The total cost and fair value of these securities as of March 31, 2014 was $72,785,396 and $49,289,961, respectively.

(e)  The rate shown is the annualized 7-day yield as of March 31, 2014.

See notes to financial statements.

SIX

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

STATEMENT OF ASSETS, LIABILITIES AND PARTNERS’ CAPITAL

March 31, 2014

Assets
Investments in Adviser Funds and securities, at fair value (cost $883,066,558)	$1,053,030,505
Investments in short-term investments, at fair value (cost $19,070,899)	19,070,899
Cash	1,849,397
Receivable from redemption of Adviser Funds and securities	24,241,797
Investments in Adviser Funds and securities paid in advance	6,685,132
Dividends and interest receivable	358
Prepaid assets	479
Total assets	$1,104,878,567
Liabilities and partners’ capital
Withdrawals payable	$56,043,100
Management fee payable	916,478
Professional fees payable	258,000
Accounting and administration fees payable	140,762
Contributions received in advance	100,785
Risk management fees payable	75,000
Line of credit fees payable	35,000
Printing fees payable	25,000
Custodian fees payable	19,425
Total liabilities	57,613,550
Partners’ capital	1,047,265,017
Total liabilities and partners’ capital	$1,104,878,567
Components of partners’ capital
Capital contributions (net)	$849,333,863
Accumulated net investment loss	21,206,501
Accumulated net realized gain	6,760,706
Accumulated net unrealized appreciation on investments	169,963,947
Partners’ capital	$1,047,265,017

See notes to financial statements.

SEVEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

STATEMENT OF OPERATIONS

For the year ended March 31, 2014

Investment income
Dividends	$39,873,996
Interest	12,302
Total investment income	39,886,298
Operating expenses
Management fee	11,407,298
Line of credit fees	969,289
Accounting and administration fees	863,664
Professional fees	761,047
Risk management expense	557,592
Custodian fees	124,260
Printing expense	59,439
Compliance consulting fees	30,000
Interest expense	20,825
Insurance expense	5,831
Other expenses	127,843
Total operating expenses	14,927,088
Net investment income	24,959,210
Net realized gain and change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions
Net realized gain from investments in Adviser Funds, securities and foreign exchange transactions	26,341,562
Net change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions	69,241,260
Net realized gain and change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions	95,582,822
Net increase in partners’ capital resulting from operations	$120,542,032

See notes to financial statements.

EIGHT

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

For the year ended March 31, 2013 and the year ended March 31, 2014

	General Partner’s Capital	Limited Partners’ Capital	Total Partners’ Capital
Partners’ Capital, at March 31, 2012	$—	$1,440,698,030	$1,440,698,030
Capital contributions	—	51,623,316	51,623,316
Capital withdrawals	(965,799)	(374,965,845)	(375,931,644)
Net investment income	—	11,642,572	11,642,572
Net realized gain from investments in Adviser Funds, securities and foreign exchange transactions	—	34,933,051	34,933,051
Net change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions	—	17,585,750	17,585,750
Performance allocation	965,799	(965,799)	—
Partners’ Capital, at March 31, 2013*	$—	$1,180,551,075	$1,180,551,075
Capital contributions	—	5,574,614	5,574,614
Capital withdrawals	(5,745,793)	(253,656,911)	(259,402,704)
Net investment income	—	24,959,210	24,959,210
Net realized gain on investments in Adviser Funds, securities and foreign exchange transactions	—	26,341,562	26,341,562
Net change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions	—	69,241,260	69,241,260
Performance allocation	5,745,793	(5,745,793)	—
Partners’ Capital, at March 31, 2014**	$—	$1,047,265,017	$1,047,265,017

*  Including accumulated net investment loss of $3,752,709.

**  Including accumulated net investment income of $21,206,501.

See notes to financial statements.

NINE

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

STATEMENT OF CASH FLOWS

For the year ended March 31, 2014

Cash flows from operating activities:
Net increase in partners’ capital resulting from operations	$120,542,032
Adjustments to reconcile net increase in partners’ capital resulting from operations to net cash provided by operating activities:
Purchase of Adviser Funds and securities	(211,716,966)
Proceeds from redemptions/sales of Adviser Funds and securities	413,549,818
Net realized gain from investments in Adviser Funds, securities and foreign exchange transactions	(26,341,562)
Net change in unrealized appreciation on investments in Adviser Funds, securities and foreign exchange transactions	(69,241,260)
Net sales of short-term investments	31,532,469
Increase in investments in Adviser Funds and securities paid in advance	(6,302,551)
Decrease in receivable from redemption of Adviser Funds and securities	13,269,396
Decrease in dividends and interest receivable	1,613
Decrease in prepaid assets	86
Decrease in management fee payable	(122,269)
Increase in professional fees payable	29,846
Decrease in risk management fees payable	(25,000)
Increase in accounting and administration fees payable	62,851
Decrease in line of credit fees payable	(10,333)
Increase in printing fees payable	20,000
Increase in custodian fees payable	425
Decrease in other accrued expenses	(10,000)
Net cash provided by operating activities	265,238,595
Cash flows from financing activities:
Capital contributions	4,483,387
Capital withdrawals	(268,350,646)
Net cash used in financing activities	(263,867,259)
Net change in cash	1,371,336
Cash at beginning of year	478,061
Cash at end of year	$1,849,397
Supplement Disclosure of Interest Expense Paid	$20,825
Supplement Disclosure of Line of Credit Fees Paid	$979,623

See notes to financial statements.

TEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

As of and for the year ended March 31, 2014

1.  ORGANIZATION

Hatteras Master Fund, L.P. (the “Master Fund”) was organized as a limited partnership under the laws of the State of Delaware on October 29, 2004 and commenced operations on January 1, 2005. The Master Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. The Master Fund is co-managed by Hatteras Investment Partners, LLC (“HIP”), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Morgan Creek Capital Management, LLC (“MCCM”, together with HIP, the “Investment Managers”), a North Carolina limited liability company registered as an investment adviser under the Advisers Act. The primary objective of the Master Fund is to provide capital appreciation consistent with the return characteristic of the alternative investment portfolios of larger endowments. The Master Fund’s secondary objective is to provide capital appreciation with less volatility than that of the equity markets. To achieve its objectives, the Master Fund provides its limited partners (each, a “Limited Partner” and together, the “Limited Partners”) with access to a broad range of investment strategies, asset categories, and trading Advisers (“Advisers”) and by providing overall asset allocation services typically available on a collective basis to larger institutions. The Master Fund invests with each Adviser either by becoming a participant in an investment vehicle operated by the Adviser (each an “Adviser Fund”, collectively, the “Adviser Funds”) which includes exchange traded funds (“ETFs”), hedge funds, and investment funds or by placing assets in an account directly managed by the Adviser.

Hatteras Investment Management LLC, a Delaware limited liability company, serves as the General Partner of the Master Fund (the “General Partner”). The General Partner is an affiliate of HIP. The General Partner has appointed a Board of Directors (the “Board”) and, to the fullest extent permitted by applicable law, has irrevocably delegated to the Board its rights and powers to monitor and oversee the business affairs of the Master Fund, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Master Fund’s business.

2.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting and reporting policies used in preparing the financial statements.

a.  Basis of Accounting

The Master Fund’s accounting and reporting policies conform with accounting principles generally accepted within the United States of America (“GAAP”).

b.  Cash

Cash includes short-term interest bearing deposit accounts. At times, such deposits may be in excess of federally insured limits. The Master Fund has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on such accounts.

c.  Valuation of Investments

The Master Fund’s valuation procedures have been approved by the Master Fund’s Board. The valuation procedures are implemented by the Master Fund’s Investment Managers and the third party administrator, which report to the Board. For third-party information, the Master Fund’s administrator monitors and reviews the methodologies of the various pricing services employed by the Master Fund.

Investments held by the Master Fund include:

•  Investments in Adviser Funds — The Master Fund will value interests in the Adviser Funds at fair value, using the net asset value (“NAV”) as a practical expedient, as provided by the investment managers of such Adviser Funds. These Adviser Funds value their underlying investments in accordance with policies established by such Advisor Funds, which ordinarily will be the value determined by their respective investment managers, in accordance with the Master Fund’s valuation procedures. Investments in Adviser Funds are subject to the terms of the Adviser Funds’ offering documents. Valuations of the Adviser Funds may be subject to estimates and are net of management and performance incentive fees or allocations payable to the Adviser Funds’ investment managers as required by the Adviser Funds’ offering documents. If the Investment Managers determine that the most recent value reported by any Adviser Fund does not represent fair value or if any Adviser Fund fails to report a value to the Master Fund, a fair value determination is made under the Master Fund’s valuation procedures under the general supervision of the Board. While these valuations are intended to estimate the value the Master Fund might reasonably expect to receive upon the current sale of the Advisor Funds in the ordinary course of business, such values may differ from the value that the Master Fund would actually realize if the Adviser Funds were sold.

The interests of some Adviser Funds, primarily investments in private equity funds, may be valued less frequently than the calculation of the Master Fund’s net asset value. Therefore, the reported performance of the Adviser Fund may lag the reporting period of the Master Fund. The Investment Managers have established procedures for reviewing the effect on the Master Fund’s net asset value due to this lag in reported performance of the Adviser Funds.

ELEVEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c.  Valuation of Investments (continued)

•  Investments in Exchange Traded Funds and Mutual Funds — Securities traded on one or more of the U.S. national securities exchanges or the OTC Bulletin Board will be valued at their last sales price. Securities traded on NASDAQ will be valued at the NASDAQ Official Closing Price (“NOCP”), at the close of trading on the exchanges or markets where such securities are traded for the business day as of which such value is being determined.

•  Investments in Private Companies — Investments for which observable market prices in active markets do not exist are reported at fair value, as determined in good faith by the Adviser. Fair value is based on the best information available and is determined by reference to information including, but not limited to, the following: projected sales, net earnings, earnings before interest, taxes, depreciation and amortization (“EBITDA”), balance sheets, public or private transactions, valuations for publicly traded comparable companies, recent round of financing in the company’s stock, and/or other measures, and consideration of any other pertinent information including the types of securities held and restrictions on disposition. The amount determined to be fair value may incorporate the Adviser’s own assumptions (including appropriate risk adjustments for nonperformance and lack of marketability). The methods used to estimate the fair value of private companies include: (1) the market approach (whereby fair value is derived by reference to observable valuation measures for comparable companies or assets — e.g., multiplying a key performance metric of the investee company or asset, such as projected revenue or EBITDA, by a relevant valuation multiple observed in the range of comparable companies or transactions — adjusted by the Adviser for differences between the investment and the referenced comparables and in some instances by reference to option pricing models or other similar methods), (2) the income approach (e.g., the discounted cash flow method), and (3) cost for a period of time after an acquisition (where such amount is determined by the Adviser to be the best indicator of fair value). These valuation methodologies involve a significant degree of judgment. While these valuations are intended to estimate the value the Master Fund might reasonably expect to receive upon the current sale of investments in private companies in the ordinary course of business, such values may differ from the value that the Master Fund would actually realize if the investments in private companies were sold.

•  Investments in Options — Options contracts give the Master Fund the right, but not the obligation, to buy or sell the underlying instrument for a specified price upon exercise at any time during the option period. For the year ended March 31, 2014, the Master Fund held options that were granted from one of the Master Fund’s Private Companies. Options are valued by the Investment Managers using an option pricing model. At March 31, 2014, the fair value of options held by the Master Fund was $0 as set forth in the Schedule of Investments. For the year ended March 31, 2014, the effect of options on the Master Fund’s Statement of Operations was a change in unrealized depreciation in the amount of $8,981. During the year ended March 31, 2014, no other derivatives were held by the Master Fund.

The Master Fund classifies its assets and liabilities that are reported at fair value into three levels based on the lowest level of input that is significant to the fair value measurement. Estimated values may differ from the values that would have been used if a ready market existed or if the investments were liquidated at the valuation date.

The three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Master Fund’s investments. The inputs are summarized in the three broad levels listed below:

•  Level 1 — quoted prices (unadjusted) in active markets for identical assets and liabilities.

•  Level 2 — other significant observable inputs or investments that can be fully redeemed at the net asset value in the “near term” (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, ability to redeem in the near term, generally within the next calendar quarter, from Adviser Funds, etc.).

•  Level 3 — significant unobservable inputs (including the Master Fund’s own assumptions in determining the fair value of investments) or investments that cannot be fully redeemed at the net asset value in the “near term”, these are investments that generally have one or more of the following characteristics: gated redemptions, suspended redemptions, or have lock-up periods greater than 90 days.

	Level 1	Level 2	Level 3	Total
Absolute Return	$—	$52,079,813	$10,283,096	$62,362,909
Enhanced Fixed Income	—	85,132,473	32,534,007	117,666,480
Opportunistic Equity	—	317,932,724	48,152,279	366,085,003
Private Investments		—	458,558,835	458,558,835
Tactical Trading	28,976,814	17,122,056	2,258,408	48,357,278
Short-Term Investment	19,070,899	—	—	19,070,899
Total	$48,047,713	$472,267,066	$551,786,625	$1,072,101,404

TWELVE

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c.  Valuation of Investments (continued)

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value on a recurring basis:

Level 3 Investments	Balance as of March 31, 2013	Transfers out of Level 3 into Level 2*	Net Realized Gain (Loss)	Change in Unrealized Appreciation/ (Depreciation)	Gross Purchases	Proceeds from Redemptions/ Gross Sales	Balance as of March 31, 2014
Absolute Return	$14,615,157	$—	$(3,324,283)	$3,399,106	$304,983	$(4,711,867)	$10,283,096
Enhanced Fixed Income	33,740,954	—	(1,620,005)	5,558,336	—	(5,145,278)	32,534,007
Opportunistic Equity	100,553,665	(30,081,649)	4,321,250	(4,059,134)	—	(22,581,853)	48,152,279
Private Investments	422,822,568	—	3,974,448	24,332,158	66,532,179	(59,102,518)	458,558,835
Tactical Trading	5,616,938	—	622,582	(1,426,827)	957,067	(3,511,352)	2,2258,408
Total Level 3 Investments	$577,349,282	$(30,081,649)	$3,973,992	$27,803,639	$67,794,229	$(95,052,868)	$551,786,625

*  Transfers are represented by their balance as of April 1, 2013.

Transfers into and out of all Levels are represented by their balances as of the beginning of the reporting period. Transfers into Level 3 usually result from Adviser Funds imposing gates or suspending redemptions; transfers out of Level 3 generally occur when lock-up periods on investments in Adviser Funds are lifted. There were no transfers among Levels 1, 2 or 3 except for a transfer out of Level 3 into Level 2 that resulted from a lock-up period on an investment in an Adviser Fund being lifted, as set forth in the table above.

The net realized gain (loss) and change in unrealized appreciation/(depreciation) in the table above are reflected in the accompanying Statement of Operations. The change in unrealized appreciation/(depreciation) from Level 3 investments held at March 31, 2014 is $29,581,808.

Adviser Funds categorized as Level 3 assets, with a fair value totaling $40,170,336, have imposed gates or suspended redemptions. Gates were imposed or redemptions were suspended for these Adviser Funds during a period ranging from October 2008 to March 2014. It is generally not known when these restrictions will be lifted.

The following is a summary of quantitative information about significant unobservable valuation inputs for Level 3 Fair Value Measurements for investments held as of March 31, 2014:

Type of Level 3 Investment	Fair Value as of March 31, 2014	Valuation Techniques	Unobservable Input
Adviser Funds
Absolute Return	$10,283,096	NAV as practical expedient*	N/A
Enhanced Fixed Income	32,534,007	NAV as practical expedient*	N/A
Opportunistic Equity	48,152,279	NAV as practical expedient*	N/A
Private Investments	458,352,810	NAV as practical expedient*	N/A
Tactical Trading	2,258,408	NAV as practical expedient*	N/A
Preferred Stock
Private Investments	206,025	Current value method	Recent round of financing
Total Level 3 Investments	$551,786,625

*  Unobservable input.

No adjustments were made to the NAV provided by the investment manager or administrator of the Adviser Funds. Adjustments to the NAV provided by the investment manager or administrator of the Adviser Funds would be considered if the practical expedient NAV was not as of the Master Fund’s measurement date; it was probable that the Adviser Fund would be sold at a value materially different than the reported expedient NAV; or it was determined in accordance with the Master Fund’s valuation procedures that the Adviser Fund is not being reported at fair value.

The significant unobservable inputs used in the fair value measurement of the Master Fund’s Private Investment shares are based on the portfolio company’s most recent round of financing and the financial results of privately held entities. If the financial condition of these companies was to deteriorate, or if market comparables were to fall, the value of the stock in these private companies held by the Master Fund would be lower.

THIRTEEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c.  Valuation of Investments (continued)

Investment Category	Investment Strategy	Fair Value (in 000’s)	Unfunded Commitments (in 000’s)	Remaining Life*	Redemption Frequency*	Notice Period (in Days)*	Redemption Restrictions Terms*
Opportunistic Equity(a)	Investments in global equity markets and strategies involving specific market sectors, such as financial, technology, public real estate and public energy.	$366,085	N/A	N/A	Monthly-Annually	5-120	0-3 years; Up to 6% redemption fee
Enhanced Fixed Income(b)	Investments in non-traditional fixed income securities, including distressed debt strategies.	$117,667	N/A	N/A	Monthly-Annually	0-185	0-3 years; Up to 5% redemption fee
Absolute Return(c)	Investments in a variety of securities with the intent of profiting from relative changes in the price of a set of securities, currencies or commodities.	$62,363	N/A	N/A	Monthly-Annually	0-92	0-2 years; Up to 6% redemption fee
Tactical Trading(d)	Investments in commodities, currencies, global bonds and international stock indices, with low correlation to the equity markets.	$48,357	N/A	N/A	Daily Quarterly	0-180	0-10 years; Up to 3% redemption fee
Private Investments(e)	Investments in Private Equity, Private Real Estate, Private Energy and Natural Resources, generally through private partnerships or direct investments.	$458,559	$117,853	Up to 10 years with extensions available after the stated termination date	N/A	N/A	N/A

*  The information summarized in the table above represents the general terms for the specified asset class. Individual Adviser Funds may have terms that are more or less restrictive than those terms indicated for the asset class as a whole. In addition, most Adviser Funds have the flexibility, as provided for in their constituent documents, to modify and waive such terms.

The Master Fund’s investments reflect their estimated fair value, which for marketable securities would generally be the last sales price on the primary exchange for such security and for Adviser Funds, would generally be the net asset value as provided by the Adviser Fund or its administrator. For each of the categories below, the fair value of the Adviser Funds has been estimated using the net asset value of the Adviser Funds.

(a)  This category includes Adviser Funds that predominantly invest in all global markets, including the U.S. domestic markets, and predominantly invest in equity securities. While the Opportunistic Equity investment strategy consists of Adviser Funds that trade predominantly in equity securities, certain of the Advisers chosen may additionally invest all or a portion of the Advisers Fund in debt or other instruments.

(b)  This category includes Adviser Funds that invest primarily in high yield debt, distressed securities, structured credit, and opportunistic credit (including, among other things, in emerging markets).

(c)  This category is defined as having a relatively low or negative correlation to the equity markets. In addition, certain strategies within the Absolute Return investment strategy may have less volatility through the use of arbitrage based strategies and hedging tools (e.g., “market” puts and calls, etc.). The Absolute Return investment strategy includes Adviser Funds that invest using Event Driven Arbitrage, Convertible Arbitrage, Merger Arbitrage, Fixed Income Arbitrage, Volatility Arbitrage and Statistical Arbitrage.

(d)  This category includes Adviser Funds who engage in directional trading strategies. Some of the Tactical Trading strategies incorporate equity assets as well as currencies, commodities and debt instruments. Commodity Trading Advisors (CTAs) are included in the Tactical Trading investment strategy. Historically, the Tactical Trading investment strategy has a relatively low correlation to the equity markets. Global Macro/Managed Futures strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

FOURTEEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c.  Valuation of Investments (concluded)

(e)  This category invests in three sub-strategies (Private Equity, Private Real Estate and Private Energy and Natural Resources). Private Equity investing seeks to generate capital appreciation through investments in private companies in need of capital. Private Equity seeks to profit from, among other things, the inefficiencies inherent in these markets though valuation and due diligence analysis of available business opportunities. Private Real Estate strategy consists generally of investing in Adviser Funds that are private partnerships that make direct investments in (i) existing or newly constructed income-producing properties, including office, industrial, retail, and multi-family residential properties, (ii) raw land, which may be held for development or for the purpose of appreciation, and/or (iii) timber (whether directly or through a REIT or other Adviser Fund). The Private Energy and Natural Resources strategy consists generally of investing in Adviser Funds that are private partnerships that make direct investments in private or (sometimes) publicly traded energy companies.

d.  Investment Income

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date, except that certain dividends from private equity investments are recorded as soon as the information is available to the Master Fund. Investments in short-term investments, mutual funds, private companies and exchange traded funds are recorded on a trade date basis. Investments in Adviser Funds are recorded on a subscription effective date basis, which is generally the first day of the calendar month in which the investment is effective. Realized gains and losses on Adviser Fund and security redemptions are determined on identified cost basis. Return of capital or security distributions received from Adviser Funds and securities are accounted for as a reduction to cost.

e.  Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments. Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the company’s books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

f.  Master Fund Expenses

The Master Fund will bear all expenses incurred, on an accrual basis, in the business of the Master Fund, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for the Master Fund’s account; legal fees; accounting, auditing, and tax preparation fees; custodial fees; fees for data and software providers; costs of insurance; registration expenses; directors’ fees; interest expenses and commitment fees on credit facilities; and expenses of meetings of the Board.

g.  Income Taxes

The Master Fund is treated as a partnership for federal income tax purposes and therefore is not subject to U.S. federal income tax. For income tax purposes, the individual partners will be taxed upon their distributive share of each item of the Master Fund’s profit and loss.

The Master Fund files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. In the normal course of business, the Master Fund is subject to examination by federal, state, local and foreign jurisdictions, where applicable. For the years ended December 31, 2010 through December 31, 2013 the Master Fund is open to examination by major tax jurisdictions under the statute of limitations.

The Master Fund has reviewed any potential tax positions as of March 31, 2014 and has determined that it does not have a liability for any unrecognized tax benefits or expense. The Master Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the Master Fund did not incur any material interest or penalties. Due to the timing of tax information received from the Adviser Funds, tax basis reporting is not available as of the balance sheet date.

h.  Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Master Fund to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in Partners’ Capital from operations during the reporting period. Actual results could differ from those estimates.

i.  Disclosures about Offsetting Assets and Liabilities

In December 2011, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) No. 2011-11, “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related

FIFTEEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

2.  SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

i.  Disclosures about Offsetting Assets and Liabilities (concluded)

arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance requires retrospective application for all comparative periods presented. Management has evaluated the impact on the financial statement disclosures and determined that there is no effect.

j.  Recent Accounting Pronouncements

In June 2013, FASB issued ASU No. 2013-08, “Financial Services — Investment Companies (Topic 946): Amendments to the Scope, Measurements and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 creates a two-tiered approach to assess whether an entity is an investment company. The guidance will also require an investment company to measure noncontrolling ownership interests in other investment companies at fair value and will require additional disclosures relating to investment company status, any changes thereto and information about financial support provided or contractually required to be provided to any of the investment company’s investees. The guidance is effective for financial statements with fiscal years beginning on or after December 15, 2013 and interim periods within those fiscal years. Management has evaluated the impact on the financial statement disclosures and determined that there is no effect.

3.  ALLOCATION OF PARTNERS’ CAPITAL

Net profits or net losses of the Master Fund for each Allocation Period (as defined below) will be allocated among and credited to or debited against the capital accounts of the Limited Partners. Allocation Periods begin on the day after the last day of the preceding Allocation Period and end at the close of business on (1) the last day of each month; (2) the last day of each taxable year; (3) the day preceding each day on which interests are purchased; (4) the day on which interests are repurchased; (5) the day preceding the day on which a substituted Limited Partner is admitted to the Master Fund; or (6) the day on which any amount is credited to or debited from the capital account of any Limited Partner other than an amount to be credited to or debited from the capital accounts of all Limited Partners in accordance with their respective investment percentages.

4.  REPURCHASE OF LIMITED PARTNERS’ INTERESTS

The Board may, from time to time and in its sole discretion, cause the Master Fund to repurchase interests from Limited Partners pursuant to written tenders by Limited Partners at such times and on such terms and conditions as established by the Board. In determining whether the Master Fund should offer to repurchase interests, the Board will consider, among other things, the recommendation of the Investment Managers. The Investment Managers generally recommend to the Board that the Master Fund offer to repurchase interests from Limited Partners on a quarterly basis as of the valuation date at the end of each calendar quarter. The Master Fund will not offer repurchases of interests of more than 20% of its net asset value in any quarter. The Master Fund does not intend to distribute to the Limited Partners any of the Master Fund’s income, but generally expects to reinvest substantially all income and gains allocable to the Limited Partners.

5.  MANAGEMENT FEES, PERFORMANCE ALLOCATION, AND RELATED PARTY TRANSACTIONS

Effective March 28, 2013, upon the approval of the Limited Partners, MCCM became the investment co-manager to the Master Fund along with HIP, the existing investment manager to the Master Fund. The Investment Managers are responsible for providing day-to-day investment management services to the Master Fund, subject to the ultimate supervision of and any policies established by the Board, pursuant to the terms of the investment co-management agreement among the Master Fund, HIP and MCCM (the “MCCM Agreement”) and the investment co-management agreement between the Master Fund and HIP (the “HIP Agreement”). Under the MCCM Agreement and HIP Agreement (together, the “Investment Management Agreements”), the Investment Managers are responsible for developing, implementing and supervising the Master Fund’s investment program. In consideration for the advisory and other services provided by HIP, the Master Fund pays HIP a management fee (the “Management Fee”) equal to 1.00% on an annualized basis of the aggregate value of its partners’ capital determined as of the last day of the month (before giving effect to any repurchase of interests in the Master Fund). The Master Fund does not pay MCCM an investment management fee directly. Under the MCCM Agreement, MCCM is entitled to distributions from HIP under the Member Agreement (defined below). MCCM is a non-voting member (“Member”) of HIP. HIP, MCCM and the General Partner have entered into a membership agreement (the “Member Agreement”), pursuant to which HIP makes distributions to MCCM equal to a percentage of the Management Fee HIP receives from the Master Fund.

The General Partner is allocated a performance allocation payable annually equal to 10% of the amount by which net new profits of the limited partner interests of the Master Fund exceed the non-cumulative “hurdle amount,” which is calculated as of the last day of the preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90-day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the last calendar year (“the Performance Allocation”). The Performance Allocation is made on a “peak to peak”, or “high watermark” basis, which means that no Performance Allocation will be made with respect to such subsequent appreciation until such net loss has been recovered. Pursuant to the Member Agreement, the General Partner makes distributions to MCCM equal to a percentage of the Performance Allocation the General Partner receives from the Master Fund. For the year ended March 31, 2014, the General Partner accrued a Performance Allocation in the amount of $5,745,793.

SIXTEEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

As of and for the year ended March 31, 2014

5.  MANAGEMENT FEES, PERFORMANCE ALLOCATION, AND RELATED PARTY TRANSACTIONS (CONCLUDED)

Hatteras Capital Distributors LLC (“HCD”), an affiliate of HIP, serves as the Master Fund’s private placement agent. HCD receives a distribution fee from HIP equal to 0.10% on an annualized basis of the partner’s capital of the Master Fund as of the last day of the month (before giving effect to any repurchase of interests in the Master Fund).

Each member of the Board who is not an “interested person” of the Master Fund (“Independent Director”), as defined by the 1940 Act, receives an annual retainer of $30,000. All Board members are reimbursed by the Master Fund for all reasonable out-of-pocket expenses incurred by them in performing their duties.

On October 1, 2013, RCS Capital Corporation (the “Company”) and Scotland Acquisition, LLC, a newly formed wholly-owned subsidiary of RCS Advisory Services, LLC, which is an operating subsidiary of the Company, entered into an asset purchase agreement with certain principals of the HIP and the General Partner (collectively the “Sellers”) and David Perkins, as the Sellers’ representative. The purchase will result in a change in control of HIP and, therefore, constitute an “assignment” within the meaning of the 1940 Act of i) the existing HIP Agreement between HIP and the Master Fund, and ii) the existing MCCM Agreement among HIP, MCCM and the Master Fund. The purchase is expected to close in second quarter of 2014.

6.  ACCOUNTING, ADMINISTRATION, AND CUSTODIAL AGREEMENT

In consideration for accounting, administrative, and recordkeeping services, the Master Fund pays UMB Fund Services, Inc. (the “Administrator”) an administration fee based on the month-end partners’ capital of the Master Fund. The Administrator also provides regulatory administrative services, transfer agency functions, and shareholder services at an additional cost. For the year ended March 31, 2014, the total accounting and administration fees were $863,664.

UMB Bank, N.A. serves as custodian of the Master Fund’s assets and provides custodial services for the Master Fund, except for collateral held for the Master Fund’s credit facility, as described below in Note 8.

7.  INVESTMENT TRANSACTIONS

Total purchases of Adviser Funds and securities for the year ended March 31, 2014 amounted to $211,716,966. Total proceeds from redemptions/sales of Adviser Funds and securities for the year ended March 31, 2014 amounted to $413,549,818. The cost of investments in Adviser Funds for U.S. federal income tax purposes is adjusted for items of taxable income allocated to the Master Fund from the Adviser Funds. The Master Fund relies upon actual and estimated tax information provided by the Adviser Funds as to the amounts of taxable income allocated to the Master Fund as of March 31, 2014.

The Master Fund invests substantially all of its available capital in securities of private investment companies. These investments will generally be restricted securities that are subject to substantial holding periods or are not traded in public markets at all, so that the Master Fund may not be able to resell some of its securities holdings for extended periods.

8.  CREDIT FACILITY

The Master Fund maintains a credit facility (the “Facility”) with a maximum borrowing amount of $120,000,000 which is secured by certain interests in Adviser Funds. A fee of 75 basis points per annum is payable monthly in arrears on the unused portion of the facility, while the interest rate charged on borrowings is the 3-month London Interbank Offer Rate plus a spread of 190 basis points. Collateral for the new facility is held by U.S. Bank N.A. as custodian. Interest and fees incurred for the year ended March 31, 2014 are disclosed in the accompanying Statement of Operations. At March 31, 2014, the Master Fund had $35,000 payable on the unused portion of the Facility and did not hold an interest payable balance on the borrowings. The average interest rate, the average daily balance, and the maximum balance outstanding for borrowings under the facility for the year ended March 31, 2014 was 2.17%, $416,924, and $15,000,000, respectively.

9.  INDEMNIFICATION

In the normal course of business, the Master Fund enters into contracts that provide general indemnifications. The Master Fund’s maximum exposure under these agreements is dependent on future claims that may be made against the Master Fund, and therefore cannot be established; however, based on experience, the risk of loss from such claims is considered remote.

10.  COMMITMENTS

As of March 31, 2014, the Master Fund had outstanding investment commitments to Adviser Funds totaling approximately $117,853,408. Five Adviser Funds in the Private Investment Strategy have commitments denominated in Euros, two Adviser Funds have commitments denominated in Pound Sterling, and one Adviser Fund has commitments denominated in Japanese Yen. At March 31, 2014, the unfunded commitments for these Adviser Funds totaled €3,487,689 EUR, £2,847,290 GBP and ¥163,576,270 JPY, respectively. At March 31, 2014, the exchange rate used for the conversion was 1.3769 USD/EUR, 1.6662 USD/GBP and 103.23 JPY/USD. The U.S. Dollar equivalent of these commitments is included in the Master Fund’s total unfunded commitment amount.

SEVENTEEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Concluded)

As of and for the year ended March 31, 2014

11.  RISK FACTORS

An investment in the Master Fund involves significant risks, including leverage risk, interest rate risk, liquidity risk and economic conditions risk, that should be carefully considered prior to investing and should only be considered by persons financially able to maintain their investment and who can afford a loss of a substantial part or all of such investment. The Master Fund generally does not employ leverage. However, certain Adviser Funds may employ leverage, either synthetically or through borrowed funds, which can enhance returns or increase losses on smaller changes in the value of an underlying investment. Adviser Funds that invest in fixed income securities may be subject to interest rate risk, where changes in interest rates affect the value of the underlying fixed income investment. The Master Fund intends to invest substantially all of its available capital in securities of private investment companies. These investments will generally be restricted securities that are subject to substantial holding periods or are not traded in public markets at all, so that the Master Fund may not be able to resell some of its securities holdings for extended periods, which may be several years. Investments in the Adviser Funds may be restricted from early redemptions or subject to fees for early redemptions as part of contractual obligations agreed to by the Investment Managers on behalf of the Master Fund. Adviser Funds may have initial lock-up periods, the ability to suspend redemptions, or employ the use of side pockets, all of which may affect the Master Fund’s liquidity in the respective Adviser Fund.

Adviser Funds generally require the Master Fund to provide advanced notice of its intent to redeem the Master Fund’s total or partial interest and may delay or deny a redemption request depending on the Adviser Funds’ governing agreements. Interests in the Master Fund provide limited liquidity since Limited Partners will not be able to redeem interests on a daily basis because the Master Fund is a closed-end fund. Therefore, investment in the Master Fund is suitable only for investors who can bear the risks associated with the limited liquidity of interests and should be viewed as a long-term investment. No guarantee or representation is made that the investment objective will be met.

12.  FINANCIAL HIGHLIGHTS

The financial highlights are intended to help an investor understand the Master Fund’s financial performance. The total returns in the table represent the rate that a typical Limited Partner would be expected to have earned or lost on an investment in the Master Fund.

The ratios and total return amounts are calculated based on the Limited Partner group taken as a whole. An individual Limited Partner’s results may vary from those shown below due to the timing of capital transactions and performance allocation.

The ratios are calculated by dividing total dollars of net investment income or expenses, as applicable, by the average of total monthly Limited Partners’ capital.

Total return amounts are calculated by geometrically linking returns based on the change in value during each accounting period.

	For the Years Ended March 31,
	2014	2013	2012		2011	2010
Total return before Performance Allocation	11.28%	5.05%	(2.51)%		6.91%	16.24%
Total return after Performance Allocation	10.77%	4.98%	(2.49)%		6.89%	16.24%
Partners’ capital, end of year (000’s)	$1,047,265	$1,180,551	$1,440,698		$1,528,134	$1,411,169
Portfolio turnover	19.03%	25.15%	32.68%		25.12%	23.12%
Ratio of net investment income (loss), excluding Performance Allocation	2.19%	0.87%	0.76%		0.43%	(0.84)%
Ratio of other operating expenses to average partners’ capital	1.23%	1.19%	1.20%		1.17%	1.23%
Ratio of credit facility fees and interest expense to average partners’ capital	0.09%	0.08%	0.08%		0.10%	0.06%
Operating expenses, excluding Performance Allocation	1.32%	1.27%	1.28%		1.27%	1.29%
Performance Allocation	0.51%	0.07%	(0.02	)%(1)	0.02%	0.00%
Total operating expenses and Performance Allocation	1.83%	1.34%	1.26%		1.29%	1.29%

(1)  Reverse accrued Performance Allocation from January 1, 2011 to March 31, 2011.

13.  SUBSEQUENT EVENTS

Management has evaluated the events and transactions through the date the financial statements were issued and determined there were no other subsequent events that required adjustment to our disclosure in the financial statements except for the following: effective April 1, 2014 and May 1, 2014, there were additional capital contributions of $315,000 and $380,000, respectively.

HIP recommended to the Board that a tender offer in an amount of up to approximately 5.00% of the partners’ capital of the Master Fund be made for the quarter ending March 31, 2014 to those partners who elect to tender their interests prior to the expiration of the tender offer period. The Board approved such recommendation and partners in the Master Fund were notified of the tender offer’s expiration date of June 30, 2014, and submitted tender requests totaling approximately $54,881,309.

*************

EIGHTEEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

BOARD OF DIRECTORS

(Unaudited)

The identity of the Board members (each a “Director”) and brief biographical information, as of March 31, 2014, is set forth below. The business address of each Director is care of Hatteras Funds, 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615. The term of office of each Director is from the time of such Director’s election and qualification until his or her successor shall have been elected and shall have qualified, or until he or she is removed, resigns or is subject to various disabling events such as death or incapacity. A Director may resign upon 90 days’ prior written notice to the Board and may be removed either by a vote of a majority of the Board not subject to the removal vote or of Limited Partners holding not less than two-thirds of the total number of votes eligible to be cast by all of the Limited Partners.

Name & Date of Birth	Position(s) Held with the Master Fund	Length of Time Served	Principal Occupation(s) During Past 5 years and Other Directorships Held by Director	Number of Portfolios in Fund Complex(1) Overseen by Director
INTERESTED DIRECTOR

David B. Perkins(2) July 18, 1962	President and Chairman of the Board of Directors	Since Inception	Mr. Perkins has been Chairman of the Board of Directors and President of the Master Fund since inception. Mr. Perkins is the Chief Executive Officer of Hatteras and its affiliated entities. He founded the firm in September 2003. Prior to that, he was the co-founder and Managing Partner of CapFinancial Partners, LLC.	20

INDEPENDENT DIRECTORS

H. Alexander Holmes May 4, 1942	Director; Audit Committee Member	Since Inception	Mr. Holmes founded Holmes Advisory Services, LLC, a financial consultation firm, in 1993.	20

Steve E. Moss, CPA February 18, 1953	Director; Audit Committee Member	Since Inception	Mr. Moss is a principal of Holden, Moss, Knott, Clark & Copley, P.A. and has been a member manager of HMKCT Properties, LLC since January 1996.	20

Gregory S. Sellers May 5, 1959	Director; Audit Committee Member	Since Inception	Mr. Sellers has been the Chief Financial Officer of Imagemark Business Services, Inc., a strategic communications provider of marketing and print communications solutions, since June 2009. From 2003 to June 2009, Mr. Sellers was the Chief Financial Officer and a director of Kings Plush, Inc., a fabric manufacturer.	20

(1)  The “Fund Complex” consists of the Master Fund, Hatteras Core Alternatives Fund, L.P., Hatteras Core Alternatives TEI Fund, L.P., Hatteras Core Alternatives Institutional Fund, L.P., Hatteras Core Alternatives TEI Institutional Fund, L.P., Hatteras Global Private Equity Partners Institutional, LLC, Hatteras VC Co-Investment Fund II, LLC, Hatteras GPEP Fund II, LLC, Hatteras Alternative Mutual Funds Trust (consisting of five funds), Underlying Funds Trust (consisting of five funds), and HCIM Trust (consisting of two funds).

(2)  Mr. Perkins is deemed to be an “interested” Director of the Master Fund because of his affiliations with HIP.

NINETEEN

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

BOARD OF DIRECTORS (Concluded)

(Unaudited)

Name & Date of Birth	Position(s) Held with the Master Fund	Length of Time Served	Principal Occupation(s) During Past 5 years and Other Directorships Held by Director	Number of Portfolios in Fund Complex(1) Overseen by Director
Joseph E. Breslin November 18, 1953	Director	Since 2013	Mr. Breslin is currently a private investor. Mr. Breslin has been a Director of Kinetics Mutual Funds, Inc. (mutual fund) from 2000 to Present (8 portfolios); Trustee, Kinetics Portfolios Trust (mutual fund) from 2000 to Present (8 portfolios). From 2007 to 2009, Mr. Breslin was the Chief Operating Officer of Central Park Credit Holdings, Inc. and prior to that, was the Chief Operating Officer of Aladdin Capital Management LLC, beginning in 2005.	20

Thomas Mann February 1, 1950	Director	Since 2013	Mr. Mann is currently a private investor. From 2003 until 2012, Mr. Mann was the Managing Director and Group Head Financial Institutions Group, Société Générale, Sales of Capital Market Solutions and Products. Mr. Mann is also a Director of Virtus Global Multi-Sector Income Fund since 2011, Virtus Total Return Fund since 2012, and F-Squared Investments, Inc since January 2012.	20

(1)  The “Fund Complex” consists of the Master Fund, Hatteras Core Alternatives Fund, L.P., Hatteras Core Alternatives TEI Fund, L.P., Hatteras Core Alternatives Institutional Fund, L.P., Hatteras Core Alternatives TEI Institutional Fund, L.P., Hatteras Global Private Equity Partners Institutional, LLC, Hatteras VC Co-Investment Fund II, LLC, Hatteras GPEP Fund II, LLC, Hatteras Alternative Mutual Funds Trust (consisting of five funds), Underlying Funds Trust (consisting of five funds), and HCIM Trust (consisting of two funds).

TWENTY

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

FUND MANAGEMENT

(Unaudited)

Set forth below is the name, date of birth, position with the Master Fund, length of term of office, and the principal occupation for the last five years, as of March 31, 2014, of each of the persons currently serving as Executive Officers of the Master Fund. The business address of each officer is care of Hatteras Funds, 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615.

Name & Date of Birth	Position(s) Held with the Master Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Officer	Number of Portfolios in Fund Complex(1) Overseen by Officer
OFFICERS

J. Michael Fields July 14, 1973	Secretary of each Fund in the Fund Complex	Since 2008

Prior to becoming Secretary of each of the Funds in the Fund Complex, Mr. Fields was Treasurer of each of the Funds in the Fund Complex. Mr. Fields is Chief Operating Officer of HIP and its affiliates and has been employed by the Hatteras firm since its inception in September 2003.

N/A

Andrew P. Chica September 7, 1975	Chief Compliance Officer of each Fund in the Fund Complex	Since 2008	Mr. Chica joined Hatteras in November 2007 and became Chief Compliance Officer of each of the Funds in the Fund Complex and HIP as of January 2008.	N/A

Robert Lance Baker September 17, 1971	Treasurer of each Fund in the Fund Complex	Since 2008	Mr. Baker joined Hatteras in March 2008 and became Treasurer of each of the Funds in the Fund Complex in December 2008. Mr. Baker serves as the Chief Financial Officer of HIP and its affiliates.	N/A

(1)  The “Fund Complex” consists of the Master Fund, Hatteras Core Alternatives Fund, L.P., Hatteras Core Alternatives TEI Fund, L.P., Hatteras Core Alternatives Institutional Fund, L.P., Hatteras Core Alternatives TEI Institutional Fund, L.P., Hatteras Global Private Equity Partners Institutional, LLC, Hatteras VC Co-Investment Fund II, LLC, Hatteras GPEP Fund II, LLC, Hatteras Alternative Mutual Funds Trust (consisting of five funds), Underlying Funds Trust (consisting of five funds), and HCIM Trust (consisting of two funds).

TWENTY-ONE

HATTERAS MASTER FUND, L.P.

(a Delaware Limited Partnership)

OTHER INFORMATION

(Unaudited)

PROXY VOTING

A description of the policies and procedures that the Master Fund uses to determine how to vote proxies relating to portfolio securities and the Master Fund’s record of actual proxy votes cast during the period ended June 30, 2013 is available at www.sec.gov and by calling 1-800-504-9070 and may be obtained at no additional charge.

AVAILABILITY OF QUARTERLY PORTFOLIO SCHEDULES

The Master Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Master Fund’s Form N-Q is available, without charge and upon request, on the SEC’s website at http://www.sec.gov or may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the Public Reference Room may be obtained by calling 1-800-SEC-0330.

TWENTY-TWO

PRIVACY POLICY

(Unaudited)

FACTS	WHAT DOES HATTERAS FUNDS DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

• Social Security number

• account balances

• account transactions

• transaction history

• wire transfer instructions

• checking account information

When you are no longer our customer, we continue to share your information as described in this notice.

How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Hatteras Funds chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Hatteras Funds share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes — information about your transactions and experiences	Yes	No
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don’t share
For our affiliates to market to you	No	We don’t share
For non-affiliates to market to you	No	We don’t share
Questions?	Call 919.846.2324 or go to www.hatterasfunds.com

TWENTY-THREE

PRIVACY POLICY

(Unaudited) (concluded)

What we do
Who is providing this notice?	Funds advised by Hatteras entities. A complete list is included below.
How does Hatteras Funds protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

How does Hatteras Funds collect my personal information?

We collect your personal information, for example, when you
• open an account
• provide account information
• give us your contact information
• make a wire transfer
• tell us where to send the money
We also collect your information from others, such as credit bureaus, affiliates, or other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

• sharing for affiliates’ everyday business purposes — information about your creditworthiness

• affiliates from using your information to market to you

• sharing for non-affiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates

Companies related by common ownership or control. They can be financial and nonfinancial companies.

• Our affiliates include companies with a Hatteras name, such as Hatteras Investment Partners, LLC, Hatteras Capital Investment Management, LLC and Hatteras Alternative Mutual Funds, LLC, registered investment advisers; Hatteras Capital Distributors, LLC, a registered broker-dealer; and unregistered funds managed by Hatteras entities such as Hatteras GPEP Fund, L.P. and Hatteras Late Stage VC Fund I, L.P.

Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Hatteras Funds doesn’t share with non-affiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • Hatteras Funds doesn’t jointly market.
List of funds providing this notice

Hatteras Core Alternatives Fund, L.P., Hatteras Core Alternatives TEI Fund, L.P., Hatteras Core Alternatives Institutional Fund, L.P., Hatteras Core Alternatives TEI Institutional Fund, L.P., Hatteras Global Private Equity Partners Institutional, LLC, Hatteras VC Co-Investment Fund II, LLC, Hatteras GPEP Fund II, LLC, Hatteras Alternative Mutual Funds Trust and HCIM Trust.

TWENTY-FOUR

HATTERAS CORE ALTERNATIVES INSTITUTIONAL FUND, L.P.

PART C

OTHER INFORMATION

Item 25.            Financial Statements and Exhibits

(1)                                 Financial Statements are filed herewith.

(2)                                 Exhibits:

(a)                                 (1)                                 Amended and Restated Agreement of Limited Partnership dated January 1, 2012 is incorporated by reference to Exhibit (a)(1) to Post- Effective Amendment No. 1 to the Registration Statement on Form N-2(Reg. No. 333-176639) as previously filed on July 2, 2012.

(a)                                 (2)                                 Certificate Limited Partnership is incorporated by reference to Exhibit(a)(1) to the Registration Statement on Form N-2 (Reg. No. 811-21986) as previously filed on December 6, 2006.

(a)                                 (3)                                 Amendment to the Certificate of Limited Partnership is incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-176639) as previously filed on July 2, 2012.

(b)                                 Not applicable.

(c)                                  Not applicable.

(d)                                 Please refer to Articles II, III, IV, V and VII of Exhibit (a)(1).

(e)                                  Not applicable.

(f)                                   Not applicable.

(g)                                  (1)                                 Investment Co-Management Agreement between Hatteras Master Fund, L.P. and Hatteras Investment Partners, LLC dated March 28, 2013 is incorporated by reference to Exhibit (g)(1) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Reg. No. 333-176639) as previously filed on June 3, 2013.

(g)                                  (2)                                 Investment Co-Management Agreement among Hatteras Master Fund, L.P., Hatteras Investment Partners, LLC and Morgan Creek Capital Management, LLC dated March 28, 2013 is incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Reg. No. 333-176639) as previously filed on June 3, 2013.

(h)                                 Distribution Agreement between Registrant and Hatteras Capital Distributors, LLC dated August 25, 2009 is incorporated by reference to Exhibit (h) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Reg. No. 333-150620) as previously filed on June 18, 2010.

(i)                                     Not applicable.

(j)                                    Custody Agreement is incorporated by reference to Exhibit (j) to the Registration Statement on Form N-2 (Reg. No. 811-21986) as previously filed on December 6, 2006.

(k)                                 (1)                                 Administration, Fund Accounting and Recordkeeping Agreement is incorporated by reference to Exhibit (k)(1) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-150620) as previously filed on June 24, 2009.

(k)                                 (2)                                 Escrow Agreement is incorporated by reference to Exhibit (k)(2) to Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 811-21986) as previously filed on May 2, 2008.

(k)                                 (3)                                 Joint Insured Agreement is filed herewith.

(k)                                 (4)                                 Amended and Restated Fund Servicing Agreement is incorporated by reference to Exhibit (k)(4) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Reg. No. 333-150620) as previously filed on June 18, 2010.

(k)                                 (5)                                 Joint Liability Insurance Agreement is filed herewith.

(k)                                 (6)                                 Powers of Attorney are filed herewith.

(l)                                     (1)                                 Consent of Drinker Biddle & Reath LLP is filed herewith.

(l)                                     (2)                                 Opinion of Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l)(2) to the Registration Statement on Form N-2 (Reg. No. 333-176639) as previously filed on September 1, 2011.

(m)                             Not applicable.

(n)                                 Consent of Independent Registered Public Accounting Firm is to be filed by amendment.

(o)                                 Not applicable.

(p)                                 Form of Investor Certification is incorporated by reference to Exhibit (p) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-150620) as previously filed on August 29, 2008.

(q)                                 Not applicable.

(r)                                    (1)                                 Code of Ethics of the Registrant is filed herewith.

(r)                                    (2)                                 Code of Ethics of Hatteras Investment Partners, LLC, Hatteras Capital Investment Management, LLC and Hatteras Capital Distributors, LLC is filed herewith.

(r)                                    (3)                                 Code of Ethics of Morgan Creek Capital Management, LLC is filed herewith.

Item 26.            Marketing Arrangements

See the Distribution Agreement filed as Exhibit (h) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Reg. No. 333-150620) as previously filed on June 18, 2010.

Item 27.            Other Expenses of Issuance and Distribution

All figures are estimates:
Registration fees	$0
Legal fees	$9,000
Printing fees	$20,000
Blue Sky fees	$25,831
Accounting fees	$4,550

Total	$59,381

Item 28.            Persons Controlled by or Under Common Control with the Registrant

The Board of Directors of the Fund and the Master Fund is identical to the Board of Directors of certain other pooled investment vehicles (“Other Funds”) that invest in the Master Fund.  In addition, the officers of the Other Funds are substantially identical.  Nonetheless, the Master Fund takes the position that it is not under common control with the Other Funds since the power residing in the respective boards and officers arises as a result of an official position with the Other Funds.

Item 29.            Number of Holders of Securities

Set forth below is the number of record holders as of May 31, 2014 of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Limited Partnership Units	468

Item 30.            Indemnification

Section 3.8 of the Registrant’s Amended and Restated Agreement of Limited Partnership states as follows:

(a)         To the fullest extent permitted by law, the Partnership will, subject to Section 3.8(c) of this Agreement, indemnify each General Partner (including for this purpose each officer, director, member, Partner, principal, employee or agent of, or any Person who controls, is controlled by or is under common control with, a General Partner (including, without limitation, Hatteras Investment Partners LLC) or Partner of a General Partner and their executors, heirs, assigns, successors or other legal representatives) and each Director (and his executors, heirs, assigns, successors or other legal representatives) (each such Person being referred to as an “indemnitee”) against all losses, claims, damages, liabilities, costs and expenses arising by reason of being or having been a General Partner or Director of the Partnership, or the past or present performance of services to the Partnership by the indemnitee, except to the extent that the loss, claim, damage, liability, cost or expense has been finally determined in a judicial decision on the merits from which no further right to appeal may be taken in any such action, suit, investigation or other proceeding to have been incurred or suffered by the indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office.  These losses, claims, damages, liabilities, costs and expenses include, but are not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and counsel fees and expenses incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which the indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter.  The rights of indemnification provided under this Section 3.8 are not to be construed so as to provide for indemnification of an indemnitee for any liability (including liability under U.S. Federal securities laws which, under certain circumstances, impose liability even on Persons that act in good faith) to the extent (but only to the extent) that indemnification would be in violation of applicable law, but will be construed so as to effectuate the applicable provisions of this Section 3.8.

(b)         Expenses, including counsel fees and expenses, incurred by any indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties) may be paid from time to time by the Partnership in advance of the final disposition of any action, suit, investigation or other proceeding upon receipt of an undertaking by or on behalf of the indemnitee to repay to the Partnership amounts paid if a determination is made that indemnification of the expenses is not authorized under Section 3.8(a) of this Agreement, so long as (1) the indemnitee provides security for the undertaking, (2) the Partnership is insured by or on behalf of the indemnitee against losses arising by reason of the indemnitee’s failure to fulfill his, her or its undertaking, or (3) a majority of the Independent Directors (excluding any Director who is either seeking advancement of expenses under this Agreement or is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses under this Agreement) or independent legal counsel in a written opinion determines, based on a review of readily available facts (as opposed to a full trial-type inquiry), that reason exists to believe that the indemnitee ultimately will be entitled to indemnification.

(c)          As to the disposition of any action, suit, investigation or other proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding has been brought, that an indemnitee is liable to the Partnership or its Partners by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office, indemnification will be provided in accordance with Section 3.8(a) of this Agreement if (1) approved as in the best interests of the Partnership by a majority of the Independent Directors (excluding any Director who is either seeking indemnification under this Agreement or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification under this Agreement) upon a determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that the indemnitee acted in good faith and in the reasonable belief that the actions were in the best interests of the Partnership and that the indemnitee is not liable to the Partnership or its Partners by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office, or (2) the Directors secure a written opinion of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial-type inquiry), to the effect that indemnification would not protect the indemnitee against any liability to the Partnership or its Partners to which the indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office.

(d)         Any indemnification or advancement of expenses made in accordance with this Section 3.8 will not prevent the recovery from any indemnitee of any amount if the indemnitee subsequently is determined in a final judicial decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to the indemnification or advancement of expenses to be liable to the Partnership or its Partners by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office.  In any suit brought by an indemnitee to enforce a right to indemnification under this Section 3.8, it will be a defense that the indemnitee has not met the applicable standard of conduct described in this Section 3.8.  In any suit in the name of the Partnership to recover any indemnification or advancement of expenses made in accordance with this Section 3.8, the Partnership will be entitled to recover the expenses upon a final adjudication from which no further right of appeal may be taken.  In any suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made in accordance with this Section 3.8, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.8 will be on the Partnership (or any Partner acting derivatively or otherwise on behalf of the Partnership or its Partners).

(e)          An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.8 or to which he, she or it may otherwise be entitled except out of the assets of the Partnership, and no Partner will be personally liable with respect to any such claim for indemnification or advancement of expenses.

(f)           The rights of indemnification provided in this Section 3.8 will not be exclusive of or affect any other rights to which any Person may be entitled by contract or otherwise under law.

Nothing contained in this Section 3.8 will affect the power of the Partnership to purchase and maintain liability insurance on behalf of any General Partner, any Director, the Investment Manager or other Person.

(g)          The General Partner may enter into agreements indemnifying Persons providing services to the Partnership to the same, lesser or greater extent as set out in this Section 3.8.

The Registrant’s various agreements with its service providers provide for indemnification.

Item 31.            Business and Other Connections of the Investment Manager

Information as to the directors and officers of Hatteras Investment Partners, LLC, the Registrant’s investment adviser (the “Investment Manager”), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Investment Manager in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-62608) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Commission (File No. 801-62608), and is incorporated herein by reference.

Item 32.            Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant  pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are kept at the following locations:

Hatteras Investment Partners, LLC
8540 Colonnade Center Drive, Suite 401
Raleigh, North Carolina 27615

UMB Fund Services, Inc.
235 W Galena Street
Milwaukee, WI 53212

UMB Fund Services, Inc.
223 Wilmington West Chester Pike
Suite #303
Chadds Ford, PA 19317

UMB Bank, N.A.
1010 Grand Boulevard
Kansas City, MO 64106

Item 33.            Management Services

Not applicable

Item 34.            Undertakings

1.                                      Not applicable

2.                                      Not applicable

3.                                      Not applicable

4.                                      The Registrant undertakes:

a.                                      To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “1933 Act”); (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.                                      That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.                                       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.                                      That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C:  Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.                                       That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:  (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.                                      Not applicable

6.                                      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh in the state of North Carolina on the 13th day of June, 2014.

HATTERAS CORE ALTERNATIVES INSTITUTIONAL FUND, L.P.

By:	/s/ David B. Perkins
	Name:	David B. Perkins
	Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

* H. Alexander Holmes	Director	June 13, 2014
H. Alexander Holmes

* Steve E. Moss	Director	June 13, 2014
Steve E. Moss

* Gregory S. Sellers	Director	June 13, 2014
Gregory S. Sellers

* Joseph Breslin	Director	June 13, 2014
Joseph Breslin

* Thomas Mann	Director	June 13, 2014
Thomas Mann

/s/ David B. Perkins	Director	June 13, 2014
David B. Perkins

/s/ David B. Perkins	President	June 13, 2014
David B. Perkins

/s/ R. Lance Baker	Treasurer	June 13, 2014
R. Lance Baker

* By:	/s/ J. Michael Fields
J. Michael Fields
Attorney-In-Fact (pursuant to Power of Attorney)

SIGNATURES

Hatteras Master Fund, L.P. has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh in the state of North Carolina on the 13th day of June, 2014.

HATTERAS MASTER FUND, L.P.

By:	/s/ David B. Perkins
	Name:	David B. Perkins
	Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

* H. Alexander Holmes	Director	June 13, 2014
H. Alexander Holmes

* Steve E. Moss	Director	June 13, 2014
Steve E. Moss

* Gregory S. Sellers	Director	June 13, 2014
Gregory S. Sellers

* Joseph Breslin	Director	June 13, 2014
Joseph Breslin

* Thomas Mann	Director	June 13, 2014
Thomas Mann

/s/ David B. Perkins	Director	June 13, 2014
David B. Perkins

/s/ David B. Perkins	President	June 13, 2014
David B. Perkins

/s/ R. Lance Baker	Treasurer	June 13, 2014
R. Lance Baker

* By:	/s/ J. Michael Fields
J. Michael Fields
Attorney-In-Fact (pursuant to Power of Attorney)

Exhibit Index

(k)(3)         Joint Insured Agreement

(k)(5)         Joint Liability Insurance Agreement

(k)(6)         Powers of Attorney

(l)(1)             Consent of Drinker Biddle & Reath LLP

(r)(1)            Code of Ethics of the Registrant

(r)(2)            Code of Ethics of Hatteras Investment Partners, LLC, Hatteras Capital Investment Management, LLC and Hatteras Capital Distributors, LLC

(r)(3)            Code of Ethics of Morgan Creek Capital Management, LLC